Filed Pursuant to Rule 424(b)(1)
Registration No. 333-227026

PROSPECTUS

20,000,000 Shares

Livent Corporation

Common Stock

$17.00 per share

This is the initial public offering for Livent Corporation (“Livent”). We are selling 20,000,000 shares of our common stock.

The initial public offering price is $17.00 per share. Prior to this offering, there has been no public market for our common stock.

We have granted the underwriters an option to purchase up to an aggregate of 3,000,000 additional shares of our common stock to cover over-allotments at the initial public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Our common stock has been approved to list on the New York Stock Exchange (the “NYSE”) under the symbol “LTHM.”

After the completion of this offering, FMC will continue to own a majority of the voting power of shares of common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Management—Controlled Company Exception” and “Principal Shareholders.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 18.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and will therefore be subject to reduced reporting requirements. See “Prospectus Summary—Emerging Growth Company Status” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$17.00	$340,000,000
Underwriting discounts and commissions(1)	$0.935	$18,700,000
Proceeds to us, before expenses	$16.065	$321,300,000

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. For additional information regarding underwriting compensation, see “Underwriting.”

The underwriters expect to deliver the shares to purchasers on or about October 15, 2018 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

BofA Merrill Lynch	Goldman Sachs & Co. LLC	Credit Suisse

Co-Managers

Citigroup	Loop Capital Markets	Nomura

October 10, 2018

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of Livent. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide to you. We are offering to sell, and seeking offers to buy, shares of common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Unless the context requires otherwise, (a) references to “Livent,” the “Company,” “we,” “us” and “our” refer to Livent Corporation and its consolidated subsidiaries after giving effect to the transactions described under “The Separation and Distribution Transactions—The Separation,” and (b) references to “FMC,” and “Parent” refer to FMC Corporation, Livent’s parent, and its consolidated subsidiaries other than Livent and Livent’s subsidiaries. Unless the context requires otherwise, statements relating to our history in this prospectus describe the history of FMC’s lithium segment.

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and

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uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

The name and mark, FMC, and other trademarks, trade names and service marks containing FMC appearing in this prospectus are the property of FMC. After the completion of this offering, we will receive a license from FMC to use the name and mark FMC and other trademarks, trade names and service marks used by Livent that contain FMC as summarized in “Certain Relationships and Related Party Transactions—Relationship with FMC—Trademark License Agreement.”

Until November 5, 2018, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Non-GAAP Measures

This prospectus contains certain financial measures, including free cash flow, EBITDA and Adjusted EBITDA, that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“U.S. GAAP”). We refer to these measures as “non-GAAP” financial measures or information.

We use free cash flow as a non-GAAP measure of cash flow generation. By deducting capital expenditures from operating cash flows, we are able to provide a better indication of the ongoing cash being generated that is ultimately available for both debt and equity holders as well as other investment opportunities. Free cash flow does not reflect adjustments for certain non-discretionary cash flows. Our results of operations are presented based on our management structure and internal accounting practices. The structure and practices are specific to us; therefore, our financial results and free cash flow are not necessarily comparable with similar information for other comparable companies. Free cash flow has limitations as an analytical tool and should not be considered in isolation from, as an alternative to, or more meaningful than, cash flows provided by operating activities as determined in accordance with U.S. GAAP. In evaluating free cash flow, you should be aware that in the future we may incur expenses similar to those for which adjustments are made in calculating free cash. Our presentation of free cash flow should not be construed as a basis to infer that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, you should rely primarily on cash flows provided by operating activities as determined in accordance with U.S. GAAP and use free cash flow only as a supplement.

In addition to net income, as determined in accordance with U.S. GAAP, we evaluate operating performance using certain non-GAAP measures such as (i) EBITDA, which we define as net income plus interest expense, net, income tax expense (benefit) and depreciation and amortization, and (ii) Adjusted EBITDA, which we define as EBITDA adjusted for restructuring and other charges (income) and non-operating pension expense and settlement charges (income). Management believes the use of these non-GAAP measures allows management and investors to compare more easily the financial performance of our underlying business from period to period. The non-GAAP information provided may not be comparable to similar measures disclosed by other companies because of differing methods used by other companies in calculating EBITDA and Adjusted EBITDA. These measures should not be considered as substitutions for net income or other measures of performance or liquidity reported in accordance with U.S. GAAP.

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While we believe that these non-GAAP measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for revenues or net income, in each case as recognized in accordance with U.S. GAAP. For more information regarding these non-GAAP measures and a reconciliation of such measures to the closest comparable U.S. GAAP financial measures, see the footnotes to the financial statements presented in “Prospectus Summary—Summary Historical and Unaudited Pro Forma Combined Financial Data.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and the combined financial statements, the pro forma financial statements and the notes to those statements.

Livent Corporation

Our Business

We are a pure-play, fully integrated lithium company, with a long, proven history of producing performance lithium compounds. Our primary products, namely battery-grade lithium hydroxide, butyllithium and high purity lithium metal are critical inputs used in various performance applications. Our strategy is to focus on supplying high performance lithium compounds to the fast growing Electric Vehicle (“EV”) battery market, while continuing to maintain our position as a leading global producer of butyllithium and high purity lithium metal. With extensive global capabilities, over 60 years of continuous production experience, applications and technical expertise and deep customer relationships, we believe we are well positioned to capitalize on the accelerating trend of vehicle electrification.

We produce lithium compounds for use in applications that have specific performance requirements, including battery-grade lithium hydroxide for use in high performance lithium-ion batteries. We believe the demand for our compounds will continue to grow as the electrification of transportation accelerates, and as the use of high nickel content cathode materials increases in the next generation of battery technology products. We also supply butyllithium, which is used as a synthesizer in the production of polymers and pharmaceutical products, as well as a range of specialty lithium compounds including high purity lithium metal, which is used in the production of lightweight materials for aerospace applications and non-rechargeable batteries. It is in these applications that we have established a differentiated position in the market through our ability to consistently produce and deliver performance lithium compounds.

Our revenue was $264.1 million and $347.4 million in 2016 and 2017, respectively, representing an annual growth rate of 32%, and $210.7 million for the six months ended June 30, 2018, representing a growth rate of 51% compared to the six months ended June 30, 2017. We are a highly profitable business, generating net income of $47.1 million, $42.2 million and $70.2 million, cash from operating activities of $51.0 million, $58.3 million and $18.0 million and Adjusted EBITDA of $74.8 million, $126.1 million and $94.5 million in 2016, 2017 and the six months ended June 30, 2018, respectively.

(1)	Company internal estimates

As a result of our focus on supplying performance lithium compounds for use in the rapidly growing EV market, we expect the shares of lithium hydroxide, energy storage and Asia as percentages of our total revenue by product, application and geography, respectively, to increase. We intend to maintain our leadership positions in other high performance markets such as greases and polymers.

We believe that we have earned a reputation as a leading supplier in the markets we serve, based on the performance of our products in our customers’ production processes and our ability to provide application know-how and technical support. In the EV market, we are one of a small number of lithium suppliers whose battery-grade lithium hydroxide has been qualified by customers for use in their cathode material production processes. Throughout our history, as end market application technologies have evolved, we have worked closely with our customers to understand their changing performance requirements and have developed products to address their needs.

As a vertically integrated producer, we benefit from operating one of the lowest cost lithium mineral deposits in the world. We have been extracting lithium brine at our operations at the Salar del Hombre Muerto in

Argentina for more than 20 years, and have been producing lithium compounds for over 60 years. Our operational history provides us with a deep understanding of the process to extract lithium compounds from brine. We have developed proprietary process knowledge that enables us to produce high quality, low impurity lithium carbonate and lithium chloride. We source the majority of our base lithium compounds for use in the production of performance lithium compounds from these low cost operations in Argentina. Our operations in Argentina are expandable, giving us the ability to increase our lithium carbonate and lithium chloride production to meet increasing demand. We also have the operational flexibility to procure lithium carbonate from third party suppliers as raw materials. This strategy allows us to manage our production requirements and raw material cost, creating opportunities to optimize profitability.

We are one of a few lithium compound producers with global manufacturing capabilities. We use the majority of the lithium carbonate we produce in the production of battery-grade lithium hydroxide in the United States and China. We use the lithium chloride we produce in the production of butyllithium products in the United States, the United Kingdom, China and India, as well as in the production of high purity lithium metal in the United States. We have significant know-how and experience in the lithium hydroxide, butyllithium and high purity lithium metal production processes and product applications, which we believe provides us with a competitive advantage in these markets.

Our Market Opportunity

The trend of vehicle electrification is expected to be a significant growth catalyst for lithium compounds over the next decade and into the future. Roskill Consulting Group Limited (“Roskill”) projects that EV sales will grow at a 32% CAGR through 2027, reaching 19.6 million vehicles in annual sales volume. In the long term, according to Bloomberg New Energy Finance, annual EV sales are expected to reach 60.2 million units in 2040, representing a penetration rate of 55% of all vehicles sold annually.

The growth forecasted in the EV market has resulted in a significant increase in current and expected future demand for battery-grade lithium compounds. According to Roskill, the total market consumption of lithium compounds is expected to reach 878 thousand metric tons (“kMT”) by 2027, representing a 15.3% CAGR during the ten-year period. Demand from EV batteries is expected to represent 64% of the total consumption of lithium compounds and total 562 kMT in the same year.

As EV adoption accelerates, we anticipate battery manufacturers will increasingly move to using high nickel content cathode materials in the manufacture of EV batteries. High nickel content cathodes substantially improve the energy density of batteries, enabling longer driving ranges. Battery-grade lithium hydroxide is a critical component in the production of high nickel content cathode materials. According to Roskill, demand for battery-grade lithium hydroxide for use in EV applications is expected to grow at a CAGR of 44% through 2027, reaching 359 kMT when measured on a lithium carbonate equivalent (“LCE”) basis.

As one of the leading producers of battery-grade lithium hydroxide for EV applications, we are well positioned to benefit from this growth. The battery-grade lithium hydroxide market for EV applications has significant barriers to entry, which include:

•	Complex process technology required to produce lithium compounds that meet customers’ evolving performance requirements;

•	Long timeline required to establish applications expertise, customer relationships and qualify products with customers; and

•	New capacity additions have long construction, commissioning and qualification timelines.

With over 20 years of experience in the production of lithium hydroxide, we have established ourselves as a reliable, high-quality supplier. Our manufacturing facilities have been qualified to produce performance lithium compounds for use in our customers’ battery materials manufacturing processes, resulting in the majority of our production capacity being contracted to customers under multi-year agreements.

Our goal is to maintain a leading market share in battery-grade lithium hydroxide, butyllithium and high purity lithium metal. For high nickel content cathode materials, we believe we are one of a small number of producers capable of consistently delivering battery-grade lithium compounds that meet performance standards demanded by our customers. We have announced a capacity expansion to produce approximately 55 kMT of lithium hydroxide annually by the end of 2025, of which 18.5 kMT was in production at the end of 2017.

Our Products

Our performance lithium compounds are frequently produced to meet specific customer application and performance requirements. We have developed our capabilities in producing performance lithium compounds through decades of interaction with our customers, and our products are key inputs into their production processes. Our customer relationships provide us with first-hand insight into our customers’ production objectives and future needs, which we in turn use to further develop our products.

Other specialties include lithium phosphate, pharmaceutical-grade lithium carbonate, high purity lithium chloride and specialty organics. In addition to performance lithium compounds, we also produce lithium carbonate and lithium chloride, both of which we largely consume as feedstock in the process of producing our performance lithium compounds.

Our Strengths

Leading Global Producer of Performance Lithium Compounds

We are a leading producer of performance lithium compounds. In 2017, sales of performance lithium compounds accounted for 88% of our revenue. We have significant process, product and innovation capabilities, and enjoy a reputation as a reliable supplier with long-standing relationships. We are a leading supplier of battery-grade lithium hydroxide for EVs globally, and we are one of only two companies today that produce lithium hydroxide in multiple countries. Additionally, we are one of only two global producers of butyllithium with operations in multiple countries, and we are the only producer of high purity lithium metal in the Western Hemisphere.

Positioned to Benefit from Substantial Growth in Electric Vehicles Sales

According to Bloomberg New Energy Finance, EV sales are expected to reach 60.2 million units in 2040, representing a penetration rate of 55% of all vehicles sold. Automotive original equipment manufacturers (“OEMs”) have announced plans to introduce longer-range EV models using higher energy density batteries, and are increasingly doing so by moving to high nickel content cathode materials. This shift will increasingly require battery-grade lithium hydroxide in the production of cathode materials.

As an existing, proven global producer of battery-grade lithium hydroxide, we are well positioned to benefit from this expected increase in lithium demand from EV growth. As one of the pioneers in the lithium industry, we have relationships throughout the lithium-ion battery value chain. Across the battery value chain, product performance requirements have continued to evolve since the first lithium-ion batteries were introduced in the early 1990’s. We have developed our application and materials knowledge by working with our customers over time to produce performance lithium compounds which meet evolving customer needs.

In May 2016, we announced plans to increase our annual lithium hydroxide production capacity to 30 kMT from 10 kMT by the end of 2019; we have successfully executed the first 8 kMT phase of this expansion on time and within budget and we were producing at an annualized rate of 18.5 kMT at the end of 2017. In February 2018, we announced an intention to expand annual lithium hydroxide production capacity to approximately 55 kMT by the end of 2025.

Majority of Future Sales Secured with Multi-Year Agreements

We believe our consistent performance and our clear commitment to expanding production capacity have made us a preferred supplier in our target markets and have allowed us to secure multi-year supply agreements. In 2017 and for the six months ended June 30, 2018, more than 60% and approximately 58%, respectively, of our revenue was generated from customers with whom we have long-term agreements with terms ranging from two to more than five years in length. Our customers consider securing long-term committed supply of performance lithium compounds to be critical to their future success. As our production of lithium hydroxide increases, we expect the portion of our total revenue generated under multi-year agreements to increase. We expect that all of our capacity expansions will be contracted with customers before we commence production.

Extensive Process Technology and Know-How

For over six decades, we have developed expertise and know-how in the production of lithium compounds. We have developed a proprietary lithium concentration and purification process for brine operations that significantly reduces the time to pump brine from the Salar to processing it into lithium carbonate or lithium chloride. This reduction in processing time compares favorably to a conventional solar evaporation process, while effectively removing impurities and providing increased process control.

We have consistently demonstrated the ability to produce lithium hydroxide that has the physical and chemical properties required by our customers. We have replicated these production capabilities across multiple manufacturing locations, and we have the ability to modify these properties as customer requirements evolve. In butyllithium, we formulate products to the specific requirements of each customer across multiple manufacturing locations.

Global Production Capabilities for Performance Lithium Compounds

Our global footprint includes seven production sites in five countries across four continents, including one site operated by a third party that produces lithium hydroxide for us exclusively. This geographic presence allows us to operate close to our customers in order to better meet their needs.

In Argentina, we have produced lithium carbonate and lithium chloride for over 20 years. Our 2017 production of lithium carbonate was 50% higher than it was in 2013, and we plan to increase capacity through various expansion projects.

We have operated a lithium hydroxide facility in North Carolina for over 60 years and in 2017 we added lithium hydroxide capacity in China. We are one of only two lithium hydroxide producers with operations in more than one country, and believe we are uniquely positioned to add capabilities close to our customers in other regions. We operate butyllithium facilities in the United States, the United Kingdom, China and India. Given the challenges in handling, transporting and using butyllithium products, this close proximity to customer manufacturing facilities is a critical factor in the customer’s choice of supplier. We continue to add capacity in China as the Asia market for butyllithium grows. We are the only producer of high purity lithium metal in the Western Hemisphere. Our metal distillation technology has been improved upon since we adopted it in 2012. We are evaluating expansion of our lithium metal production capabilities as demand increases for our existing metal products, while also developing new metal products.

Low Cost Operations with Capability to Significantly Expand Capacity as Demand Grows

In 2017 and for the six months ended June 30, 2018, we generated an Adjusted EBITDA margin of 36% and 45%, respectively. Our Adjusted EBITDA margin is a function of our low cost position. According to Roskill, in 2018 we operate the lowest cost lithium carbonate and lithium hydroxide operations globally. We believe this leading cost position allows our company to operate profitably across varying market conditions. The low-cost position we enjoy means that we can continue to invest in expanding our production capacity as demand grows and have confidence that we will generate attractive financial returns on our investments.

At the Salar del Hombre Muerto, Argentina, we own mineral concession rights to extract lithium brine until the deposit has been depleted. We have also announced plans to expand production of lithium carbonate in Argentina to at least 60 kMT by the end of 2025, in addition to our announced plans to expand lithium hydroxide capacity to approximately 55 kMT by the same date.

Proven Management Team

Our management team is led by our President and Chief Executive Officer (“CEO”), Paul Graves, who has over 25 years of chemical and global capital markets experience, including since 2012 as Executive Vice President and Chief Financial Officer (“CFO”) of FMC Corporation. He is supported by our Vice President and Chief Operating Officer (“COO”), Thomas Schneberger, who has over 25 years of chemical manufacturing experience, has been at FMC for 11 years, and has been in FMC’s lithium business since 2014. Our Vice President and CFO, Gilberto Antoniazzi, has more than 25 years of experience in FMC’s various businesses, including most recently as CFO of FMC Agricultural Solutions.

Culture of Safety and Sustainability

Safety is a core value of our business and a critical part of our value proposition. We believe our commitment to the safe operation of manufacturing facilities and product stewardship is part of what makes us a preferred supplier of performance lithium products. Our sustainability program is fully integrated across the business and progress in this area is reported annually.

Our Strategy

We believe that growth in EV sales will drive significant growth in demand for performance lithium compounds. We believe that we are well positioned to benefit from this trend thanks to our leading position and long-standing customer relationships. To fully capitalize on this opportunity, our strategy will involve investing in our assets, our technology capabilities and our people to ensure we can continue to meet our customers’ demands.

Expand our Production Capacities

In May 2016, we announced plans to increase our lithium hydroxide capacity to 30 kMT by the end of 2019. In February 2018, we announced our intention to expand our lithium hydroxide capacity to approximately 55 kMT by the end of 2025 at multiple locations. These expansions should ensure we have the capacity to meet customer demands globally, as they expand their own production networks around the globe.

In addition, to support our lithium hydroxide expansion, we have announced plans to expand lithium carbonate production in Argentina from 15 kMT in 2017 to at least 60 kMT by the end of 2025, in four separate stages. We expect to consume substantially all of any incremental lithium carbonate produced internally or sourced externally in our lithium hydroxide operations.

We also continue to add butyllithium capacity at our China facility as demand in Asia continues to increase. For high purity lithium metal, we are evaluating expansion opportunities to align with the potential increase in demand for lithium metal as our customers develop next generation battery technologies.

Diversify our Sources of Supply

We continue to pursue additional sources of lithium carbonate, which may include further expansion in Argentina, acquisition and development of new resources, entering into long-term supply agreements with other producers or some combination thereof. We will continually assess new resources that offer the potential to provide alternative sources of lithium carbonate, and will look to invest in developing such resources where it makes sense to do so.

Expand our Application and Process Technology Capabilities

Our market position today is built upon our ability to consistently provide our customers with the products they need. To maintain this position, we are continuously investing in our application and process technologies. As we work with our customers to understand their evolving lithium needs, we will focus on improving our own abilities to adapt the properties of our products, whether physical or chemical, to meet those needs. This may require us to invest in and potentially acquire new capabilities, hire people or acquire new technical resources.

Develop Next Generation Lithium Compounds

We believe that the evolution of battery technologies will lead to the adoption of lithium-based applications in the anode and electrolyte within the battery. This evolution will require new forms of lithium to be produced, such as new lithium metal powders or printable lithium products. We will continue to invest in our research and development efforts to help us create new products, and will also invest with and partner alongside our customers to further their own research and development efforts.

Invest in Our People

Our business requires that we hire and retain the best research scientists, engineers and technical salesforce in our industry. We will continue to invest in our people through training and developing our employees to ensure we retain the best talent in the industry.

Our Industry

Lithium is a soft, naturally occurring, silvery-white metal which, due to its unique chemical and physical properties, is widely used in a range of energy storage and industrial applications. Its high specific heat capacity and charge density, as well as its low thermal expansion, enable high-performance characteristics that could not otherwise be achieved in end use applications. Due to its highly reactive nature, lithium is rarely consumed in its pure form, and instead, is consumed as a compound created through a chemical process. Lithium compounds can be characterized as either performance lithium compounds or base lithium compounds. The most frequently consumed lithium compounds in each category are:

Performance Lithium Compounds

Performance lithium compounds are produced through chemical processes that utilize base lithium compounds, primarily lithium carbonate and lithium chloride, as inputs. The production of performance lithium compounds requires extensive manufacturing process technology and application know-how as products are required to meet specific performance requirements in each customer’s manufacturing application. As a result, performance lithium compounds are often developed in collaboration with customers and undergo rigorous qualification processes to ensure they can meet these requirements. Customer qualification processes take approximately twelve months and may be longer depending on the product, customer and application. Performance lithium compounds are priced based on product performance and the technical support producers can offer customers. Performance compounds are primarily used in lithium-ion batteries for electric vehicles and grease, polymer, pharmaceutical and aerospace applications.

Advancements in lithium-ion battery technology have resulted in increased adoption of lithium-ion batteries for use in powering EVs. Accelerating EV sales, particularly all-battery electric vehicles (“BEVs”) sales, are expected to be the dominant driver of the growth in demand for performance lithium compounds. According to Roskill, the global consumption of performance lithium compounds in 2017 was approximately 67 kMT LCE, and is expected to grow to approximately 461 kMT LCE by 2027, representing a 21% CAGR. Within performance compounds, Roskill forecasts that consumption of lithium hydroxide is expected to experience the fastest growth, from 20 kMT LCE in 2017 to 399 kMT LCE in 2027, representing a 35% CAGR.

We believe we are one of a limited number of companies today with the proven ability to produce performance lithium compounds capable of consistently meeting customer product performance requirements. In 2017, 88% of our revenues came from the sale of performance lithium compounds.

Base Lithium Compounds

Base lithium compounds are produced through the extraction and processing of lithium bearing resources, which are either brine or hard rock minerals. After extraction, the source materials are further processed into higher concentration compounds which are typically used to produce lithium carbonate and lithium chloride and, in the case of hard rock, lithium hydroxide. Base lithium compounds are typically produced to standard specifications, such as minimum lithium content or maximum impurity levels, depending on the end use application. Base lithium compounds are primarily used in energy storage, glass, ceramics and general industrial applications. Lithium carbonate and lithium chloride are also used as feedstock in the production of performance lithium compounds.

Global consumption of base lithium compounds in 2017, according to Roskill, was approximately 144 kMT LCE, representing 68% of total consumption of lithium compounds on an LCE basis. Roskill forecasts that base lithium compound consumption is expected to grow to approximately 417 kMT LCE by 2027, representing a 11% CAGR and 47% of total consumption of lithium compounds. Demand for lithium carbonate used in energy storage, glass and ceramics applications is expected to be the primary driver of this growth.

Supply of Lithium Compounds

According to Roskill, the global supply of all lithium compounds was 270 kMT LCE in 2017. Six producers, including Livent, Albemarle Corporation (“Albemarle,” previously Rockwood Holdings, Inc.), Sociedad Quimica y Minera (“SQM”), Tianqi Lithium Corporation (“Tianqi”), Jiangxi Ganfeng Lithium Co. Ltd. (“Jiangxi Ganfeng Lithium”) and Orocobre Limited (“Orocobre”), accounted for approximately 86% of the total 2017 supply.

Future consumption of all lithium compounds, according to Roskill, is projected to increase to 878 kMT LCE by 2027. To meet this demand, supply will need to increase by approximately 225% over the next 10 years. In response to this significant supply/demand gap, several producers, including both existing and new entrants, have announced projects to build additional base and performance lithium compound supply. According to Roskill, new entrants to the industry are expected to bring online 41% of forecasted supply expansion through 2027, with the remaining 59% brought online by existing producers, resulting in the total supply of lithium compounds reaching approximately 898 kMT LCE. However, the industry has historically been challenged in bringing supply online within the announced timeframe and at full nameplate capacity. Between 2011 and 2016, mine capacity was forecasted to increase by approximately 350 kMT LCE, but actual expansion achieved was only 110 kMT LCE, according to Roskill. Roskill also estimates that the historical capacity utilization for the industry has rarely exceeded 75%. We believe this is a reflection of the significant challenges at each stage of the project development and production process, which are commonly underestimated in projected supply figures and pose a risk to the effectiveness of new supply to meet demand.

The Separation

Prior to the completion of this offering, we are a wholly owned subsidiary of FMC, and all of our outstanding shares of common stock is owned by FMC.

Prior to the completion of this offering, through a series of steps, FMC will transfer to us substantially all of the assets and liabilities of its lithium business (the “Lithium Business”). In exchange, we will issue or transfer to FMC all of the issued and outstanding shares of our common stock. In addition, immediately prior to the completion of this offering, we and FMC intend to enter into certain agreements that will provide a framework for our ongoing relationship with FMC. For a description of these agreements, see “Certain Relationships and Related Party Transactions—Relationship with FMC.” We also intend to enter into a $400 million revolving credit facility (expected to be undrawn at closing) in connection with the Separation. We refer to the separation transactions, as described in “The Separation and Distribution Transactions—The Separation,” as the “Separation.”

Controlled Company

Immediately following the completion of this offering, FMC will beneficially own 86.01% of our outstanding common stock (or 84.25% if the underwriters’ option to purchase additional shares of common stock is exercised in full). FMC expects in all cases to retain at least 80.1% of the Company’s outstanding common stock immediately following the offering. Accordingly, we will be considered a “controlled company” under the NYSE rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board comprised of a majority of independent directors. We intend to take advantage of these exemptions following the completion of this offering. See “Management—Controlled Company Exception.”

The Distribution

FMC has informed us that, following this offering, it may make a tax-free distribution to its stockholders of all or a portion of its remaining equity interest in us, which may include one or more distributions effected as a dividend to all FMC stockholders, one or more distributions in exchange for FMC shares or other securities, or any combination thereof. We refer to any such potential distribution as the “Distribution.” FMC has agreed not to effect the Distribution for a period of 120 days after the date of this prospectus. See “Underwriting.”

FMC has no obligation to pursue or consummate any further dispositions of its ownership interest in us, including through the Distribution, by any specified date or at all. If pursued, the Distribution would be subject to various conditions, including receipt of any necessary regulatory or other approvals and the receipt of an opinion of counsel to the effect that such Distribution would be tax-free to FMC and its stockholders. The conditions to the Distribution may not be satisfied, FMC may decide not to consummate the Distribution even if the conditions are satisfied or FMC may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied.

Upon completion of the Distribution, we will no longer qualify as a controlled company and will be required to fully implement NYSE corporate governance requirements within one year of the Distribution.

Emerging Growth Company Status

We are an “emerging growth company” within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions until we are no longer an emerging growth company. We may remain an emerging growth company for up to five years, although we will lose that status as of the last day of the fiscal year in which we have more than $1.07 billion of revenues, have more than $700.0 million in market value of our common stock held by non-affiliates (assessed as of the most recently completed second quarter), or if we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the Jumpstart Our Business Startups Act (the “JOBS Act”) also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have irrevocably elected not to avail ourselves of this exemption and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Risk Factors

Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.” We believe the primary risks to our business and operations are:

•	a decline in the growth in demand for electric vehicles, as our performance will be dependent upon the continued adoption of electric vehicles;

•	adverse global economic conditions, as downturns in the sales of our customers’ products in which our lithium compounds are used could negatively affect our sales and profitability;

•

volatility in the price for performance lithium compounds, caused by changes in worldwide supply and demand that certain market analysts have predicted may occur over the next seven years as a result of competitors’ announced plans to increase production capacity, as declines in lithium prices could have a material adverse effect on our business, financial condition and results of operations;

•	risks relating to our production expansion and related capital expenditures, as such projects are complex, require substantial capital outlays and may face technical or construction-related delays;

•

development and adoption of battery technologies that do not rely on performance lithium compounds as an input, as our current business and prospects depend on the continued use and adoption of battery technologies that rely on performance lithium compounds as a critical input;

•

the size of our international operations and sales, including political, financial and operational risks specific to Argentina, where we extract and manufacture lithium carbonate and lithium chloride, and other countries where we have active operations, including China, where we process a significant portion of lithium carbonate and lithium chloride into performance lithium compounds;

•	customer concentration and the loss of, or significant reduction in orders from, large customers, as we derive a substantial portion of our revenue from a limited number of customers;

•	failure to satisfy customer quality standards, which could subject us to damages based on claims brought against us or the loss of customers;

•	fluctuations in the price of energy and certain raw materials, as such costs can be volatile, and we may not be able to pass on any increase in cost to our customers; and

•

failure to achieve the expected benefits of the Separation, including enhancing strategic and management focus, providing a distinct investment identity and allowing us to efficiently allocate resources and capital.

For a discussion of these and other risks, see “Risk Factors.”

Corporate Information

We were incorporated in the State of Delaware on February 27, 2018. Our principal executive offices are located at 2929 Walnut Street, Philadelphia, Pennsylvania, 19104 and our telephone number is 215-299-6000. Our Internet site is www.livent.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

The Offering

Common stock offered	20,000,000 shares

Common stock to be outstanding after this offering	143,000,000 shares

Over-allotment option	3,000,000 shares

Use of proceeds	We intend to use the net proceeds from this offering to make a distribution to FMC and to fund origination fees associated with our revolving credit facility. See “Use of Proceeds.”

Dividend policy	We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. See “Dividend Policy.”

Controlled company	Following the completion of this offering, FMC will own 86.01% of the voting power of our outstanding common stock. Accordingly, we will be considered a “controlled company” under the NYSE rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including the requirement to have a board comprised of a majority of independent directors. We intend to take advantage of these exemptions following the completion of this offering. See “Management—Controlled Company Exception.”

NYSE stock symbol	LTHM

Directed share program	The underwriters have reserved for sale, at the initial public offering price, up to 1,000,000 shares of common stock to be offered to directors, officers, certain employees and other persons associated with us. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares. See “Underwriting.”

Unless otherwise indicated, all information in this prospectus, including information regarding the number of shares of our common stock outstanding:

•	is based upon an initial public offering price of $17.00 per share;

•	assumes the underwriters’ over-allotment option to purchase 3,000,000 additional shares of common stock has not been exercised; and

•

does not include (i) the 4,290,000 shares of common stock (representing 3% of our issued and outstanding shares of common stock following this offering before the exercise of the underwriters’ over-allotment option) reserved for issuance under the Livent Corporation Incentive Compensation and Stock Plan (which includes shares of common stock underlying (a) the Special IPO Awards (as described in more detail in “Executive Compensation—Special IPO Awards” below) and (b) the Director IPO Awards (as described in more detail in “Management—Board Structure and

Compensation of Directors” below) or (ii) any shares of common stock that may become issuable pursuant to Converted Awards (as described in more detail in “Executive Compensation—Livent Corporation Incentive Compensation and Stock Plan” and “Certain Relationships and Related Party Transactions—Employee Matters Agreement—Treatment of Outstanding Equity Awards”). Based on the number of outstanding FMC equity awards as of June 30, 2018, we expect that the Converted Awards will include (1) restricted stock, restricted stock units and deferred stock units that would, upon vesting, convert into approximately 1 million shares of Livent common stock and (2) options that would, upon vesting, be exercisable into approximately 1 million shares of Livent common stock with a weighted average exercise price of $11.00 per share. The number of shares issuable upon exercise of options that are Converted Awards will depend on a number of factors, primarily the relative valuation of FMC and Livent common stock at the time of the Distribution, and the estimate set forth above is calculated assuming Livent common stock is trading at a price per share of $17.00 and FMC stock is trading at $68.79 per share at the time of the distribution (which is the closing price of FMC stock on October 10, 2018, minus the per-FMC share value of Livent stock that would be distributed in the Distribution based on the current number of shares outstanding of FMC). Using these same assumptions, the estimated incremental shares that would be included in diluted shares outstanding would be approximately 1.5 million shares.

Summary Historical and Unaudited

Pro Forma Combined Financial Data

The following table sets forth summary historical combined and unaudited pro forma combined financial data. The summary historical combined data as of June 30, 2018 and for the six months ended June 30, 2018 and 2017 presented below have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. The summary historical combined data for the years ended December 31, 2017 and 2016 presented below have been derived from our audited combined financial statements included elsewhere in this prospectus.

Our combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within FMC, such as finance, treasury, tax, human resources, legal, investor relations and certain other costs. Where it is possible to specifically attribute such expenses to activities of Livent, these amounts have been charged or credited directly to Livent without allocation or apportionment. Allocation of other such expenses is based on a reasonable reflection of the utilization of the service provided or benefits derived by Livent during the periods presented on a consistent basis, such as, but not limited to, a relative percentage of headcount, tangible assets, cost of goods sold, or segment operating profit, which is defined by FMC as segment revenue less operating expenses.

The financial statements included in the prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation. Our combined financial results have been prepared in accordance with U.S. GAAP.

Livent is a holding company for the legal entities and assets that historically comprised FMC’s Livent Business. Livent was incorporated in Delaware on February 27, 2018. Substantially all of the assets and operations of FMC’s Lithium Business will be transferred to Livent prior to the completion of this offering.

We have prepared our historical combined financial statements as if Livent had operated FMC’s Lithium Business throughout all relevant periods. Our historical combined financial information and statements include the assets, liabilities and operations of FMC’s Lithium Business.

The unaudited pro forma combined financial data set forth below reflects our historical combined financial information, as adjusted to give effect to the following transactions (the “Transactions”) as if each had occurred at January 1, 2017, in the case of the statements of operations data, and June 30, 2018, in the case of the balance sheet data:

•	completion of the Separation and entry into related agreements;

•	the issuance of 20,000,000 shares of our common stock in this offering at an offering price of $17.00 per share;

•

our entry into a $400 million revolving credit facility, which was not drawn as of and during the periods presented, and the commitment and origination fees that would have been paid by us had our revolving credit facility been in place as of and during the periods presented;

•	distribution of $317.5 million to FMC with the estimated net proceeds from this offering; and

•	other adjustments described in the notes to the unaudited pro forma condensed combined financial statements.

The summary unaudited pro forma combined financial data below is based upon available information and assumptions that we believe are reasonable. The unaudited pro forma combined financial data is for illustrative and informational purposes only and is not intended to represent what our financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma financial data also should not be considered representative of our future financial condition or results of operations.

You should read this information in conjunction with the information under “Unaudited Pro Forma Condensed Combined Financial Statements”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited combined financial statements and the related notes and our unaudited condensed combined financial statements and the related notes included elsewhere in this prospectus.

	Pro Forma		Historical		Historical
	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,		Year Ended December 31,
(in Millions, except share and per share data)	2018	2017	2018	2017	2017	2016
	(Unaudited)		(Unaudited)
Statement of Operations Data:
Revenue	$210.7	$347.4	$210.7	$139.6	$347.4	$264.1
Costs of sales	103.6	196.9	104.7	82.7	198.6	175.8

Gross margin	$107.1	$150.5	$106.0	$56.9	$148.8	$88.3
Selling, general and administrative expenses	19.3	37.2	8.0	6.9	13.4	12.0
Corporate allocations	—	—	10.1	10.7	22.1	13.2
Research and development expenses	2.0	3.1	2.0	1.4	3.1	3.1
Restructuring and other charges	2.3	8.7	2.3	3.1	8.7	1.0

Total costs and expenses	$127.2	$245.9	$127.1	$104.8	$245.9	$205.1

Income from operations before non-operating pension expense and settlement charges (income), interest expense, net and income taxes	$83.5	$101.5	$83.6	$34.8	$101.5	$59.0
Non-operating pension expense and settlement charges (income)	0.2	31.4	0.2	(1.3)	31.4	3.6
Interest expense, net	1.0	2.0	—	—	—	0.9

Income from operations before income taxes	$82.3	$68.1	$83.4	$36.1	$70.1	$54.5
Provision for income taxes	13.0	27.2	13.2	8.5	27.9	7.4

Net income	$69.3	$40.9	$70.2	$27.6	$42.2	$47.1

Basic earnings per common share	$0.48	$0.29	N/A	N/A	N/A	N/A
Weighted average number of shares of common stock outstanding-Basic	143.0	143.0	N/A	N/A	N/A	N/A
Diluted earnings per common share	$0.48	$0.29	N/A	N/A	N/A	N/A
Weighted average number of shares of common stock outstanding-Diluted	143.2	143.2	N/A	N/A	N/A	N/A

	Pro Forma	Historical	Historical
(in Millions)	As of June 30, 2018	As of June 30, 2018	As of December 31, 2017	As of December 31, 2016
	(Unaudited)	(Unaudited)
Balance Sheet Data:
Total assets	$553.3	$550.3	$496.2	$372.1
Total liabilities	86.8	86.8	110.8	61.4

	Six Months Ended June 30,		Year Ended December 31,
(in Millions)	2018	2017	2017	2016
	(Unaudited)
Cash Flow Data:
Cash provided by operating activities	$18.0	$13.6	$58.3	$51.0
Cash required by investing activities	(26.8)	(25.0)	(62.5)	(31.3)
Cash provided (required) by financing activities	9.1	8.6	1.5	(18.6)

	Six Months Ended June 30,		Year Ended December 31,
(Unaudited; in Millions)	2018	2017	2017	2016
Other Data:
Free cash flow (1)	$(5.4)	$0.9	$9.4	$25.3
EBITDA (2)	92.0	43.9	86.0	70.2
Adjusted EBITDA (2)	94.5	45.7	126.1	74.8

(1)

We use free cash flow as a non-GAAP measure of cash flow generation. By deducting capital expenditures from operating cash flows, we are able to provide a better indication of the ongoing cash being generated that is ultimately available for both debt and equity holders as well as other investment opportunities. Free cash flow does not reflect adjustments for certain non-discretionary cash flows. Our results of operations are presented based on our management structure and internal accounting practices. The structure and practices are specific to us; therefore, our financial results and free cash flow are not necessarily comparable with similar information for other comparable companies. Free cash flow has limitations as an analytical tool and should not be considered in isolation from, or as an alternative to, or more meaningful than, cash flows provided by operating activities as determined in accordance with U.S. GAAP. In evaluating free cash flow, you should be aware that in the future we may incur expenses similar to those for which adjustments are made in calculating free cash. Our presentation of free cash flow should not be construed as a basis to infer that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, you should rely primarily on cash flows provided by operating activities as determined in accordance with U.S. GAAP and use free cash flow only as a supplement. The following table reconciles free cash flow from cash flows provided by operating activities.

	Six Months Ended June 30,		Year Ended December 31,
(Unaudited; in Millions)	2018	2017	2017	2016
Cash provided by operating activities	$18.0	$13.6	$58.3	$51.0
Additions to property, plant and equipment	(23.4)	(12.7)	(48.9)	(25.7)

Free cash flow	$(5.4)	$0.9	$9.4	$25.3

Free cash flow for the year ended December 31, 2017 was impacted by higher tax payments of approximately $14 million primarily associated with the 2017 U.S. Tax Cuts and Jobs Act (the “Tax Act”). Free cash flow in 2016 was impacted by a payment to our U.K. pension plan (the “U.K. Plan”) of approximately $21 million to annuitize the remaining pension obligation.

(2)

In addition to net income, as determined in accordance with U.S. GAAP, we evaluate operating performance using certain non-GAAP measures such as EBITDA, which we define as net income plus interest expense, net, income tax expense (benefit), depreciation, and amortization, and Adjusted EBITDA, which we define as EBITDA adjusted for restructuring and other charges (income), and non-operating pension expense and settlement charges (income). Management believes the use of these non-GAAP measures allows management and investors to compare more easily the financial performance of its underlying business from period to period. The non-GAAP information provided may not be comparable to similar measures disclosed by other companies because of differing methods used by other companies in calculating EBITDA and Adjusted EBITDA. This measure should not be considered as a substitute for net income or other measures of performance or liquidity reported in accordance with U.S. GAAP. The following table reconciles EBITDA and Adjusted EBITDA from net income.

	Six Months Ended June 30,		Year Ended December 31,
(Unaudited; in Millions)	2018	2017	2017	2016
Net income	$70.2	$27.6	$42.2	$47.1
Add back:
Interest expense, net	—	—	—	0.9
Provision for income taxes	13.2	8.5	27.9	7.4
Depreciation and amortization	8.6	7.8	15.9	14.8

EBITDA	$92.0	$43.9	$86.0	$70.2

Add back:
Restructuring and other charges (1)	2.3	3.1	8.7	1.0
Non-operating pension expense and settlement charges (income) (2)	0.2	(1.3)	31.4	3.6

Adjusted EBITDA	$94.5	$45.7	$126.1	$74.8

(1)

We continually perform strategic reviews and assess the return on our business. This sometimes results in a plan to restructure the operations of our business. As part of these restructuring plans, demolition costs and write-downs of long-lived assets may occur.

(2)

Our non-operating pension expense and settlement charges (income) are defined as those costs (benefits) related to interest, expected return on plan assets, amortized actuarial gains and losses and the impacts of any plan curtailments or settlements. These costs (benefits) are primarily related to changes in pension plan assets and liabilities which are tied to financial market performance and we consider these costs to be outside our operational performance. We exclude these non-operating pension expense and settlement charges (income) from our Adjusted EBITDA calculation as we believe that removing them provides a better understanding of the underlying profitability of our business, provides increased transparency and clarity in the performance of our retirement plans and enhances period-over-period comparability. We continue to include the service cost and amortization of prior service cost in Adjusted EBITDA. We believe these elements reflect the current year operating costs of our business for the employment benefits provided to active employees.

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Growth Strategy and Our Markets

Our growth depends upon the continued growth in demand for electric vehicles.

We are one of a few producers of performance lithium compounds that are a critical input in current and next generation high energy density batteries used in electric vehicle applications. Our growth is dependent upon the continued adoption by consumers of electric vehicles. If the market for electric vehicles does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and results of operations will be affected. The market for electric vehicles is relatively new, rapidly evolving, and could be affected by numerous external factors, such as:

•	government regulations;

•	tax and economic incentives;

•	rates of consumer adoption, which is driven in part by perceptions about electric vehicle features (including range per charge), quality, safety, performance and cost;

•	competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles, and high fuel-economy internal combustion engine vehicles; and

•	volatility in the cost of oil and gasoline.

Adverse conditions in the economy and volatility and disruption of financial markets can negatively impact our customers, and downturns in our customers’ end-markets could adversely affect our sales and profitability.

We produce performance lithium compounds for application in a diverse range of end-products, including electric vehicle batteries and for a wide variety of industrial, pharmaceutical, aerospace, electronic and polymer applications. Deterioration in the global economy or in the specific industries in which our customers compete could adversely affect the demand for our customers’ products, which, in turn, could negatively affect our sales and profitability. Many of our customers’ end-markets are cyclical in nature or are subject to secular downturns. Historically, cyclical or secular end-market downturns have resulted in diminished demand for our performance lithium compounds and have caused a decline in average selling prices, and we may experience similar problems in the future.

Our research and development efforts may not succeed, and our competitors may develop more effective or successful products.

The industries and the end markets into which we sell our products experience regular technological change and product improvement. Our ability to compete successfully depends in part upon our ability to maintain a superior technological capability and to continue to identify, develop and commercialize new and innovative performance lithium compounds for use in our customers’ products in the electric vehicle, aerospace and other sectors. There is no assurance that our research and development efforts will be successful or that any newly developed products will pass our customers’ qualification processes or achieve market-wide acceptance. If we fail to keep pace with evolving technological innovations in our customers’ end markets, our business, financial condition and results of operations could be adversely affected. In addition, existing or potential competitors may develop products which are similar or superior to our products or are more competitively priced. If our product launching efforts are unsuccessful, our financial condition and results of operations may be adversely affected.

Lithium prices can be volatile, especially due to changes in supply.

The prices of lithium have been, and may continue to be, volatile. We seek to manage volatility through the sale of performance lithium compounds and by entering into long term contracts with our customers; however, such efforts may not be successful. We expect that prices for the performance lithium compounds we manufacture will continue to be influenced by various factors, including worldwide supply and demand as well as the business strategies of major producers. Some of the major producers (including us) have increased production, which affects overall global supply. In addition, certain market analysts predict a significant increase in global lithium capacity over the next seven years, although there is a high degree of uncertainty about the status of new lithium production capacity expansion projects being developed by current and potential competitors. Declines in lithium prices could have a material adverse effect our business, financial condition and results of operations.

We face competition in our business.

We compete globally against a number of other lithium producers. Competition is based on several key criteria, including technological capabilities, service, product performance and quality, and price. Some of our competitors are larger than we are and may have greater financial resources. These competitors may also be able to maintain greater operating and financial flexibility. If we fail to compete effectively, we may be unable to retain or expand our market share, which could have a material adverse effect on our business, results of operations and financial condition. See “Business—Competition.”

Our production expansion efforts are complex projects that will require significant capital expenditures and are subject to significant risks and uncertainties.

In order to meet growing and forecasted demands for our performance lithium compounds, particularly lithium hydroxide, we have commenced and plan to continue substantial capital projects, including a planned expansion of production of lithium hydroxide to 30 kMT by the end of 2019 and to approximately 55 kMT by the end of 2025, and of lithium carbonate to at least 60 kMT by the end of 2025. These projects are complex undertakings, and there can be no assurance that we will be able to complete these projects within our projected budget and schedule or that we will be able to achieve the anticipated benefits from them. Unforeseen technical or construction difficulties could increase the cost of these projects, delay the projects or render them infeasible. Any significant delay in the completion of the project or increased costs could have an adverse effect on our business, financial condition and results of operations.

We may make future acquisitions which may be difficult to integrate, divert management and financial resources and result in unanticipated costs.

As part of our continuing business strategy, we may make acquisitions of, or investments in, companies or technologies that complement our current products, enhance our market coverage, technical capabilities or production capacity, or offer growth opportunities. We do not have specific timetables for these plans and we cannot be certain that we will be able to identify suitable acquisition or investment candidates for sale at reasonable prices.

Future acquisitions could pose numerous risks to our operations, including difficulty integrating the acquired operations, products, technologies or personnel; substantial unanticipated integration costs; diversion of significant management attention and financial resources from our existing operations; a failure to realize the potential cost savings or other financial benefits and/or the strategic benefits of the acquisitions; and the incurrence of liabilities from the acquired businesses for environmental matters, infringement of intellectual property rights or other claims, and we may not be successful in seeking indemnification for such liabilities or claims. These and other risks relating to acquiring, integrating and operating acquired assets or companies could cause us not to realize the anticipated benefits from such activity and could have a material adverse effect on our business, financial condition and results of operations.

The development and adoption of new battery technologies that rely on inputs other than lithium compounds could significantly impact our prospects and future revenues.

Current and next generation high energy density batteries for use in electric vehicles rely on lithium compounds as a critical input. The development and adoption of new battery technologies that rely on inputs other than lithium compounds could significantly impact our prospects and future revenues. Many materials and technologies are being researched and developed with the goal of making batteries lighter, more efficient, faster charging and less expensive, and some of these could be less reliant on lithium compounds. We cannot predict which new technologies may ultimately prove to be commercially viable and on what time horizon. Commercialized battery technologies that use less lithium compounds could materially and adversely impact our prospects and future revenues.

We may have difficulty accessing global credit markets.

We expect to rely on cash generated from operations and external financing to fund our growth and ongoing capital needs. The expansion of our business or other business opportunities may require significant amounts of working capital. While we believe that our cash from operations and available borrowings under our revolving credit facility will be sufficient to meet these needs in the foreseeable future, if we need additional external financing, our access to credit markets and the pricing of our capital will be dependent upon maintaining sufficiently strong credit metrics and the state of the capital markets generally. There can be no assurances that we would be able to obtain equity or debt financing on terms we deem acceptable, and it is possible that the cost of any financings could increase significantly, thereby increasing our expenses and decreasing our net income. If we are unable to generate sufficient cash flow or raise adequate external financing, including as a result of significant disruptions in the global credit markets, we could be forced to restrict our operations and growth opportunities, which could adversely affect our operating results.

Risks Relating to Our Operations

We have substantial international operations and sales, and the risks of doing business in foreign countries could adversely affect our business, financial condition and results of operations.

We conduct a substantial portion of our business outside the United States. For the year ended December 31, 2017 and for the six months ended June 30, 2018, approximately 77% and 80%, respectively, of our revenues were derived from sales outside of the United States, of which approximately 44% and 47%, respectively, was denominated in a currency other than the U.S. Dollar (primarily the Chinese yuan and Euro) and approximately 28% and 15%, respectively, of our costs were denominated in a currency other than the U.S. Dollar (primarily the Argentine peso, Chinese yuan and British pound). We expect that the percentage of our revenues denominated in yuan will increase over time. Accordingly, our business is subject to risks related to foreign exchange as well as risks related to the differing legal, political, social and regulatory requirements and economic conditions of the many jurisdictions where we conduct business.

Changes in exchange rates between foreign currencies and the U.S. Dollar will affect the recorded levels of our assets, liabilities, net sales, cost of goods sold and operating margins and could result in exchange losses. Our results of operations may be adversely affected by any volatility in currency exchange rates and our ability to manage effectively our currency transaction and translation risks. Foreign currency debt and foreign exchange forward contracts are used in countries where we do business, thereby reducing our net asset exposure. Foreign exchange forward contracts are also used to hedge firm and highly anticipated foreign currency cash flows. The Argentine peso has recently declined significantly in value, and we currently do not hedge foreign currency risks associated with the Argentine peso due to the limited availability and high cost of suitable derivative instruments.

In addition, it may be more difficult for us to enforce agreements or collect receivables through foreign legal systems. There is a risk that foreign governments may nationalize private enterprises in certain countries where we operate. In certain countries or regions, terrorist activities and the response to such activities may threaten our operations more than in the United States. Social and cultural norms in certain countries may not support compliance with our corporate policies including those that require compliance with substantive laws and regulations. Also, changes in general economic and political conditions in countries where we operate are a risk to our financial performance and future growth. Our sales depend on international trade and moves to impose tariffs and other trade barriers, as is happening in various countries including the United States, could negatively affect our sales and have a material adverse effect on our business, financial condition and results of operations.

We and our subsidiaries are also subject to rules and regulations related to anti-bribery, anti-corruption (such as the Foreign Corrupt Practices Act), anti-money laundering, trade sanctions and export controls. Compliance with such laws may be costly and violations of such laws may carry substantial penalties.

As we continue to operate our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other related risks. There can be no assurance that the consequences of these and other factors relating to our international operations will not have an adverse effect on our business, financial condition or results of operations.

In particular, one of our key manufacturing facilities is located in the United Kingdom. On March 29, 2017, following a referendum in June 2016 in which a majority of voters in the United Kingdom approved an exit from the European Union, the United Kingdom initiated the formal process to leave the European Union (often referred to as “Brexit”), which will result in the United Kingdom leaving the European Union on March 29, 2019 unless the United Kingdom and the remaining European Union member states otherwise agree. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the euro. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations, as the United Kingdom determines which European Union laws to replace or replicate. While we actively monitor for developments and update our contingency plans, any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, financial condition or results of operations.

Our lithium extraction and production operations in Argentina expose us to specific political, financial and operational risks.

We obtain the substantial majority of our lithium from our operations in Argentina. Our operations in Argentina expose us to the following risks, and the occurrence of any of these risks could have a material adverse effect on our business, financial condition or results of operations:

•

Political and financial risks that are typical of developing countries, including: high rates of inflation; risk of expropriation and nationalization or changes in or nullification of concession rights; changes in taxation policies; restrictions on foreign exchange and repatriation; labor unrest; and changing political norms, currency controls and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, Argentina. In particular, changes in mining or investment policies or shifts in political attitude in Argentina concerning mining may adversely affect our operations or profitability. There can be no assurance that future governments of Argentina will not impose greater state control of lithium resources, or take other actions that are adverse to us. Argentina has recently faced significant currency devaluation, high inflation and interest rates and labor unrest, and has recently reached a tentative agreement with the International Monetary Fund (the “IMF”) for a $50 billion line of credit, pursuant to which Argentina must make further reforms to its economy. Recently, the Argentine federal government imposed a tax on the export of certain products, including lithium, as part of a package of austerity measures it has implemented to help speed the receipt of financial support from the IMF. The tax applies immediately to our Argentine exports at a rate of 12%, with a cap of 3 Argentine pesos per US dollar. Although we are still in the process of evaluating the impact of this new tax, our preliminary estimates indicate that the new tax will not have a material impact on our results of operations or financial condition, primarily due to the significant devaluation of the Argentine peso over the past several months. In addition, under the tax stability certificate we have with the Argentine federal government, we are entitled to reimbursement or setoff (against other federal taxes) of any amount paid in excess of the total federal taxable burden applicable to us under such certificate. However, there can be no assurance that we will seek, or be able to obtain, such reimbursement.

•

Operational risks stemming from our dependence upon mining concessions granted to us under the Argentine Mining Code. We hold title to these mining concessions in perpetuity until the deposit is exhausted of all minerals, provided that we pay annual mining fees and keep the mining concessions active in accordance with the Argentine Mining Code. Failure to pay the annual fees or to keep the mining concessions active may result in revocation of our mining concessions.

•

Risks associated with the loss or depletion of our mineral deposit. Our primary source for lithium is our current brine site at Salar del Hombre Muerto. In order to maintain our production capabilities, we will need to replace or supplement our lithium resources there in the event our access is disrupted or lost, whether due to a natural disaster, depletion or otherwise. Due to the current trend of growth in the lithium industry, there is no assurance that we will be able to discover or acquire new and valuable lithium resources, or that the actual production results will match the expected results.

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Risks of certain natural disasters. Our lithium brines and related production facilities are located in a seismically active region in northwest Argentina. A major earthquake could have adverse consequences for our operations and for general infrastructure, such as roads, rail, and access to goods in Argentina.

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Risks associated with water rights and our access to water. Access to fresh water is essential to our production operations in Argentina; we hold water use rights granted to us by provincial Argentine authorities and will need to secure additional water rights for our planned production expansion. See “Business—Raw Materials—Water.” Our operations take place in a dry, mountainous region that has limited access to fresh water, and the governmental authority may alter our rights or the applicable water rights code may change, each of which may limit our access to fresh water. In addition, our access to water may be impacted by changes in geology, climate change (including the potential effects of climate change such as drought, changes in precipitation patterns, and severe weather events) or other natural factors, such as wells drying up or reductions in the amount of water available in the wells or sources from which we obtain water, that we cannot control. There can be no assurance that we will have access to sufficient quantities of water to support our production operations, including our planned production expansion, in the future.

Our operations are subject to hazards and other disruptions, which could adversely affect our reputation and results of operations.

We conduct large-scale lithium production operations in Argentina and own, operate and/or contract with large-scale manufacturing facilities in China, India, the United Kingdom and the United States. Our operating results will be dependent in part on the continued operation of the various production facilities and the ability to manufacture products on schedule. Interruptions at these facilities may materially reduce the productivity and profitability of a particular manufacturing facility, or our business as a whole, during and after the period of such operational difficulties. Our operations and those of our contract manufacturers are subject to hazards inherent in lithium production and manufacturing and the related storage and transportation of raw materials, products such as butyllithium, and wastes. These potential hazards include explosions, fires, severe weather and natural disasters, including earthquakes, mechanical failure, unscheduled downtimes, supplier disruptions, labor shortages or other labor difficulties (including widespread labor unrest in Argentina and Chile), information technology systems outages, disruption in our supply chain or manufacturing and distribution operations, transportation interruptions, chemical spills, discharges or releases of toxic or hazardous substances or gases, shipment of contaminated or off-specification product to customers, storage tank leaks, other environmental risks, or other sudden disruption in business operations beyond our control as a result of events such as acts of sabotage, terrorism or war, civil or political unrest, natural disasters, pandemic situations and large scale power outages. Some of these hazards may cause severe damage to or destruction of property and equipment or personal injury and loss of life and may result in suspension of operations or the shutdown of affected facilities, which could have a material adverse effect on our business, financial condition and results of operations.

We derive a substantial portion of our revenue from a limited number of customers, and the loss of, or a significant reduction in orders from, a large customer could have a material adverse effect on our business and operating results.

In any particular period, a substantial amount of our total revenue could come from a relatively small number of customers. For the year ended December 31, 2017, one customer accounted for approximately 14% of our total revenue. For the six months ended June 30, 2018, a separate customer accounted for approximately 10% of our total revenue. Our ten largest customers accounted in the aggregate for approximately 45% and 51% of our total revenue for the year ended December 31, 2017 and the six months ended June 30, 2018, respectively. It is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If we were to lose any material customer, such loss could have a material adverse effect on our business, financial condition and results of operations.

We may not satisfy customers’ or governments’ quality standards, and we could be subject to damages based on claims brought against us or lose customers as a result of the failure of our products to meet certain quality standards.

Since our products are derived from natural resources, they may contain inorganic impurities that may not meet certain customer or government quality standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, customers may impose stricter quality standards on our products or governments may enact stricter regulations for the distribution or use of our products. Failure to meet such standards could materially adversely affect our business, financial condition and results of operations if we are unable to sell our products in one or more markets or to important customers in such markets. In addition, our cost of production may increase to meet any newly imposed or enacted standards.

We warrant to our customers that our products conform to mutually agreed product specifications. If a product fails to meet warranted quality specifications, a customer could seek a replacement, the refund of the purchase price or damages for costs incurred as a result of the product failing to meet the specification. In addition, because many of our products are integrated into our customers’ products, such as in lithium-ion batteries in automobiles, we may be requested to participate in, or fund in whole or in part the costs of, a product recall conducted by a customer, even though we generally seek to limit our liability for such matters in contracts with our customers.

In addition, we utilize third parties to produce a portion of our lithium hydroxide using our proprietary process and to produce lithium metal. We endeavor to contract with third-party manufacturers that we believe are able to meet our delivery schedule and other requirements. Nevertheless, we may not be able to monitor the performance of these third parties as directly and efficiently as we do our own production facilities. As a result, we are exposed to the risk that our third-party providers may fail to perform their contractual obligations, which may in turn adversely affect our business, financial condition and results of operations.

As with all quality control systems, any failure or deterioration of our quality control systems could result in defects in our projects or products, which in turn may subject us to contractual, product liability and other claims. Any such claims, regardless of whether they are ultimately successful, could cause us to incur significant costs, harm our business reputation and result in significant disruption to our operations. Furthermore, if any such claims were ultimately successful, we could be required to pay substantial monetary damages or penalties, which could have a material adverse effect on our reputation, business, financial condition and results of operations.

Fluctuations in the price of energy and certain raw materials, and our inability to obtain raw materials and products under contract sourcing arrangements, could have an adverse effect on the margins of our products, our business, financial condition and our results of operations.

The long-term profitability of our operations will be, in part, related to our ability to continue to economically and reliably obtain resources, including energy, raw materials, and finished products. Our raw material and energy costs can be volatile and may increase significantly. We enter into long-term contracts for most of our products and these contracts are often at fixed prices or otherwise do not permit us to pass on increased costs in sale prices immediately or at all. To the extent we are unable to obtain such resources or to pass on increases in the prices of energy and raw materials to our customers, our financial condition and results of operations could be materially adversely affected. In addition, we source a significant portion of our intermediate and finished products through contract manufacturing arrangements. An inability to obtain these products or execute under these arrangements would adversely impact our ability to sell products and could have an adverse effect on our business, financial condition and results of operations.

Our success depends upon our ability to attract and retain key employees and the identification and development of talent to succeed senior management.

Our success depends on our ability to attract and retain key personnel, and we rely heavily on our senior management team. The inability to recruit and retain key personnel, including personnel with technical skills, or the unexpected loss of such personnel may adversely affect our operations. This risk is further enhanced by the planned separation from FMC. In addition, because of our reliance on our senior management team, our future success depends, in part, on our ability to identify and develop or recruit talent to succeed our senior management and other key positions throughout the organization. If we fail to identify and develop or recruit successors, we are at risk of being harmed by the departures of these key employees.

Some of our employees are unionized or are employed subject to local laws that are less favorable to employers than the laws of the United States.

As of June 30, 2018, we had approximately 750 employees. A large number of our employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the United States. Such employment rights require us to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. For example, most of our employees in Argentina are represented by a union that must approve any changes in conditions of employment, including salaries and benefits and staff changes, and may impede efforts to restructure our workforce. In prior years, we have had to negotiate wage increases for our employees with the union because of inflation in Argentina and will be expected to do so in the future, which is typical for all companies with unions in Argentina. Although we believe that we have a good working relationship with our employees, a strike, work stoppage, slowdown or significant dispute with our employees could result in a significant disruption of our operations or higher ongoing labor costs.

Our business and operations could suffer in the event of cybersecurity breaches or disruptions to our information technology environment.

As with all enterprise information systems, our information technology systems could be penetrated by outside parties intent on extracting information, corrupting information, or disrupting business processes. Our systems, which contain critical information about our business (including intellectual property and confidential information of our customers, vendors and employees), have in the past been, and likely will in the future be, subject to unauthorized access attempts. Unauthorized access could disrupt our business operations and could result in failures or interruptions in our computer systems and in the loss of assets (including our intellectual property and confidential business information), which could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or otherwise have a material adverse effect on our business, financial condition or results of operations. In addition, breaches of our security measures or the accidental loss, inadvertent disclosure, or unapproved dissemination of proprietary information or sensitive or confidential information about the company, our employees, our vendors, or our customers, could result in litigation, violations of various data privacy regulations in some jurisdictions, and also potentially result in liability to us. This could damage our reputation, or otherwise harm our business, financial condition, or results of operations, and the devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business.

Our inability to protect our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Protection of our proprietary processes, methods, formulations, and compounds, the incorporation of such formulations and compounds into various products and other technology is important to our business. Although our existing processes and products may not be protected or protectable by patents, we generally rely on the intellectual property laws of the United States and certain other countries in which our products are produced or sold, as well as licenses and nondisclosure and confidentiality agreements, to protect our intellectual property rights. Additionally, the patent, trade secret and trademark laws of some countries, or their enforcement, may not protect our intellectual property rights to the same extent as the laws of the United States. Failure to protect our intellectual property rights may result in the loss of valuable proprietary technologies. If patents are issued to us, those patents may not provide meaningful protection against competitors or against competitive technologies. We cannot assure you that our intellectual property rights will not be challenged, invalidated, circumvented or rendered unenforceable.

From time to time, we may license or otherwise obtain certain intellectual property rights from third parties and we endeavor to do so on terms favorable to us. However, we may not be able to license or otherwise obtain intellectual property rights on such terms or at all, which could have a material adverse effect on our ability to create a competitive advantage and create innovative solutions for our customers, which will adversely affect our net sales and our relationships with our customers.

With respect to unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets necessary to develop and maintain our competitive position, while we generally enter into confidentiality agreements with our employees and third parties to protect our intellectual property, we cannot assure you that our confidentiality agreements will not be breached, that they will provide meaningful protection for our trade secrets and proprietary manufacturing expertise or that adequate remedies will be available in the event of an unauthorized use or disclosure of our trade secrets or manufacturing expertise. In addition, our trade secrets and know-how may be improperly obtained by other means, such as a breach of our information technology security systems or direct theft.

If we fail to successfully enforce our intellectual property rights, our competitive position could suffer. We may also be required to spend significant resources to monitor and police our intellectual property rights. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Furthermore, other companies may duplicate or reverse engineer our technologies or design around our patents.

In some instances, litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products infringe their intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, could result in substantial costs to us and divert the attention of our management, which could harm our business and results of operations. In addition, any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling certain products or require us to redesign certain products, any of which could harm our business and results of operations.

We have not established “proven” or “probable” reserves, as defined by the SEC under Industry Guide 7, through the completion of a feasibility study for the minerals that we produce.

We have not established proven or probable reserves, as defined by the SEC under Industry Guide 7, through the completion of a “final” or “bankable” feasibility study for any of the minerals that we produce. Since we conduct operations without having established proven or probable reserves, there may be greater inherent uncertainty as to whether or not mineralized material can be economically obtained as originally planned and anticipated. In addition, we do not at present plan to conduct exploration activities or other activities to establish reserves. Because we do not have any proven or probable reserves, there can be no assurance that a commercially viable deposit exists to support production at existing levels or to expand our production capacity in the future, which could have a material adverse effect on our business, financial condition and results of operations.

Regulatory and Governmental Risks

Our business and financial results may be adversely affected by various legal and regulatory proceedings.

We are involved from time to time in legal and regulatory proceedings, which may be material in the future. The outcome of proceedings, lawsuits and claims may differ from our expectations, leading us to change estimates of liabilities and related insurance receivables.

Legal and regulatory proceedings, whether with or without merit, and associated internal investigations, may be time-consuming and expensive to prosecute, defend or conduct, divert management’s attention and other resources, inhibit our ability to sell our products, result in adverse judgments for damages, injunctive relief, penalties and fines, and otherwise negatively affect our business.

We, our operations, facilities, products and raw materials are subject to environmental, health and safety laws and regulations, and costs to comply with, and liabilities related to, these laws and regulations could adversely affect our business.

We are subject to extensive federal, state, local, and foreign environmental and safety laws, regulations, directives, rules and ordinances concerning, among other things, employee health and safety, the composition of our products, the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the usage and availability of water, the cleanup of contaminated properties (including the federal Comprehensive Environmental Response, Compensation and Liability Act, commonly known as CERCLA or Superfund, in the U.S., and similar foreign and state laws) and the reclamation of our brine extraction operations and certain other assets at the end of their useful life. In addition, our production facilities require numerous operating permits. Due to the nature of these requirements and changes in our operations, we may incur substantial capital and operating costs, which may have a material adverse effect on our results of operations.

We may also incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations, for violations arising under these laws and regulations or permit requirements. In addition, we may be required to either modify existing or obtain new permits to meet our capacity expansion plans. We may be unable to modify or obtain such permits or if we can, it may be costly to do so. Furthermore, environmental, health and safety laws and regulations are subject to change and have become increasingly stringent in recent years. Future environmental, health and safety laws and regulations could require us to alter our production processes, acquire pollution abatement or remediation equipment, modify our products or incur other expenses, which could harm our business and results of operations.

If we violate environmental, health and safety laws or regulations, in addition to being required to correct such violations, we can be held liable in administrative, civil or criminal proceedings for substantial fines and other sanctions could be imposed that could disrupt or limit our operations. Liabilities associated with the investigation and cleanup of hazardous substances, as well as personal injury, property damages or natural resource damages arising from the release of, or exposure to, such hazardous substances, may be imposed without regard to violations of laws or regulations or other fault, and may also be imposed jointly and severally. Such liabilities may also be imposed on many different entities, including, for example, current and prior property owners or operators, as well as entities that arranged for the disposal of the hazardous substances.

We have in the past, and may in the future, be subject to claims by third parties or employees relating to exposure to hazardous materials and the associated liabilities may be material. We also have generated, and continue to generate, hazardous wastes at a number of our facilities, including our Bessemer City, North Carolina facility. Additional information may arise in the future concerning the nature or extent of our liability with respect to Bessemer City, North Carolina, and additional sites may be identified for which we are alleged to be liable, that could cause us to materially increase our environmental accrual or the upper range of the costs we believe we could reasonably incur for such matters.

Unanticipated changes in our tax provisions, variability of our effective tax rate, the adoption of new tax legislation or exposure to additional tax liabilities could impact our financial performance.

We operate in multiple jurisdictions, which contributes to the volatility of our effective tax rate. Our future effective tax rates may be materially impacted by numerous items including: a future change in the composition of earnings from foreign and domestic tax jurisdictions; accounting for uncertain tax positions; business combinations; expiration of statutes of limitations or settlement of tax audits; changes in valuation allowances; and changes in tax law. We have a tax stability certificate in Argentina as a result of which our tax burden is determined at 1996 levels and cannot be increased as a result of changes in Argentine federal, provincial and municipal tax rates. This certificate will expire in 2026, and there can be no assurance that our certificate will be renewed on similar terms or at all. Upon expiration of our certificate, our tax burden will no longer be limited to 1996 levels (which approximate current levels) and will be determined by the tax rates in effect at such time or as amended from time to time, which could be materially higher.

We are also subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters, and may assess additional taxes as a result. There can be no assurance that we will accurately predict the outcomes of these audits, and the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. If these audits result in assessments different from amounts reserved, future financial results may include unfavorable adjustments to our tax liabilities.

Risks Related to the Separation

We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.

We have historically operated as a business segment of FMC. We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	the Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

•	following the Separation, we may be more susceptible to economic downturns and other adverse events than if we were still a part of FMC;

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following the Separation, our business will be less diversified than FMC’s business prior to the Separation; our business will also experience a loss of scale and purchasing power and access to certain financial, managerial and professional resources from which we have benefited at lower cost in the past; and

•	the other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, our business could be harmed.

We have no history of operating as an independent company, and our historical and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

Our historical and unaudited pro forma financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows, nor does it reflect what our results of operations, financial condition or cash flows would have been as an independent public company during the periods presented. In particular, the historical financial information included in this prospectus is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:

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Prior to the Separation, our business has been operated by FMC as part of its broader corporate organization, rather than as an independent company; FMC or one of its affiliates provide support for various corporate functions for us, such as information technology, compensation and benefits, human resources, engineering, finance and internal audit.

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Our historical financial results reflect the direct, indirect and allocated costs for such services historically provided by FMC. Following the Separation, FMC will continue to provide some of these services to us on a transitional basis, generally for a period of up to two years pursuant to a Transition Services Agreement that we will enter into with FMC. See “Certain Relationships and Related Party Transactions—Relationship with FMC.” Our historical financial information does not reflect our obligations under the various transitional and other agreements we will enter into with FMC in connection with the Separation, though costs under such agreements are expected to be broadly similar to what was charged to the business in the past. At the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf, and these costs may differ significantly from the comparable expenses we have incurred in the past.

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Our working capital requirements and capital expenditures historically have been satisfied as part of FMC’s corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may significantly differ from the historical amounts reflected in our historical financial statements.

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Currently, our business is integrated with that of FMC and we benefit from FMC’s size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs we would have incurred as part of FMC.

We based the pro forma adjustments included in this prospectus on available information and assumptions that we believe are reasonable; actual results, however, may vary. In addition, our unaudited pro forma financial information included in this prospectus may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma financial statements do not reflect what our results of operations, financial condition or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations.

Please refer to “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited historical financial statements and the notes to those statements included elsewhere in this prospectus.

The Distribution may not occur.

FMC has no obligation to complete the Distribution. Whether FMC proceeds with the Distribution, in whole or in part, is subject to a number of conditions, including but not limited to the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions and the receipt of an opinion of counsel to the effect that such Distribution will be tax-free to FMC and its stockholders. FMC has the right to abandon or change the structure of the Distribution if FMC determines, in its sole discretion, that the Distribution is not in the best interest of FMC or its stockholders. Furthermore, if the Distribution does not occur, or if FMC does not otherwise dispose of its shares of our common stock, the risks relating to FMC’s control of us and the potential business conflicts of interest between FMC and us will continue to be relevant to our stockholders. The liquidity of shares of our common stock in the market may be constrained for as long as FMC continues to hold a significant position in our stock. A lack of liquidity in our common stock could depress the price of our common stock.

Until completion of the Distribution, FMC will control the direction of our business, and the concentrated ownership of our common stock and our entry into a shareholders’ agreement in connection with this offering will prevent you and other stockholders from influencing significant decisions.

Immediately following the completion of this offering, FMC will own approximately 86.01% of our outstanding common stock (or 84.25% if the underwriters exercise their option to purchase additional shares in full). As long as FMC beneficially controls a majority of the voting power of our outstanding common stock with respect to a particular matter, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election and removal of directors. Even if FMC were to control less than a majority of the voting power of our outstanding common stock, it may be able to influence the outcome of such corporate actions so long as it owns a significant portion of our common stock. If FMC does not complete the Distribution or otherwise dispose of its shares of our common stock, it could remain our controlling stockholder for an extended period of time or indefinitely.

FMC’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Investors in this offering will not be able to affect the outcome of any stockholder vote while FMC controls the majority of the voting power of our outstanding common stock. As a result, FMC will be able to control, directly or indirectly and subject to applicable law, all matters affecting us, including:

•	any determination with respect to our business direction and policies, including the appointment and removal of officers and directors;

•	any determinations with respect to mergers, business combinations or dispositions of assets;

•	our financing and dividend policy, and the payment of dividends on our common stock, if any;

•	compensation and benefit programs and other human resources policy decisions;

•	changes to any other agreements that may adversely affect us; and

•	determinations with respect to our tax returns.

In addition, pursuant to a shareholders’ agreement to be entered into by us and FMC in connection with this offering, until FMC ceases to hold a majority of our common stock, we will not be permitted, without FMC’s consent, to take certain significant actions, including any action that would restrict or limit FMC’s ability to freely sell or transfer its shares of our common stock, any action that could result in FMC being in breach or in default under any of its outstanding indebtedness or certain actions with respect to offering or selling equity securities, incurring indebtedness or entering into material transactions. As a result, our ability to take such actions may be delayed or prevented, including actions that our other shareholders, including you, may consider favorable. We will not be able to terminate or amend the shareholders’ agreement, except in accordance with its terms. See “Certain Relationships and Related Party Transactions—Relationship with FMC—Shareholders’ Agreement.”

Because FMC’s interests may differ from ours or from those of our other stockholders, actions that FMC takes with respect to us, as our controlling stockholder and pursuant to its rights under the shareholders’ agreement, may not be favorable to us or our other stockholders.

If FMC sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on shares of our common stock and we may become subject to the control of a presently unknown third party.

Following the completion of this offering, FMC will continue to own a significant equity interest in our company. FMC will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of FMC to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may otherwise accrue to FMC on its private sale of our common stock. Additionally, if FMC privately sells its significant equity interests in our company, we may become subject to the control of a presently unknown third party. Such third party may have interests that conflict with those of other stockholders.

After the Separation, some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in FMC, and some of our directors may have actual or potential conflicts of interest because they also serve as officers of FMC.

Because of their current or former positions with FMC, following the Separation, some of our directors and executive officers may own shares of FMC common stock or have options to acquire shares of FMC common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. In addition, following the Separation, certain of our directors will also serve as officers or directors of FMC. Although all transactions with related parties after this offering will be approved by a committee of non-FMC-affiliated directors, this ownership or service may create the appearance of conflicts of interest when the FMC-affiliated directors and officers are faced with decisions that could have different implications for FMC or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between FMC and us regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies.

If FMC completes the Distribution, and there is a determination that the Separation and the Distribution is taxable for U.S. federal income tax purposes, then FMC and its stockholders could incur significant U.S. federal income tax liabilities, and we could incur significant liabilities.

If pursued, completion by FMC of the Distribution would be conditioned on, among other things, the receipt of a tax opinion from counsel that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code (the “Code”) and a tax-free distribution within the meaning of Section 355 of the Code. The opinion will rely on certain facts, assumptions, representations and undertakings from FMC and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, FMC and its stockholders may not be able to rely on the opinion of counsel and could be subject to significant tax liabilities. Notwithstanding the opinion of counsel, the Internal Revenue Service (“IRS”) could determine on audit that the Separation and the Distribution is taxable if it determines that any of these facts, assumptions, representations or undertakings is not correct or has been violated or if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of certain significant changes in the stock ownership of FMC or us after the Distribution. If the Separation and the Distribution is determined to be taxable for U.S. federal income tax purposes, FMC and/or its stockholders could incur significant U.S. federal income tax liabilities, and we could incur significant liabilities under applicable law or as a result of the Tax Matters Agreement.

We will be subject to numerous restrictions to preserve the tax-free nature of the Separation and Distribution, which may reduce our strategic and operating flexibility.

To preserve the tax-free treatment to FMC and its stockholders of the Separation and the potential Distribution, under the Tax Matters Agreement we will generally be prohibited from taking certain actions including:

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during the two-year period following the Distribution (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit certain business combinations or transactions to occur;

•	during the two-year period following the Distribution, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

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during the two-year period following the Distribution, we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury regulations related to stock issued to employees and retirement plans;

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during the two-year period following the Distribution, we may not redeem or otherwise acquire any of our common stock, other than pursuant to certain open-market repurchases of less than 20% of our common stock (in the aggregate);

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during the two-year period following the Distribution, we may not amend our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

•

more generally, we may not take any action that could reasonably be expected to cause the Separation and the Distribution to fail to qualify as tax-free transactions under Section 368(a)(1)(D) and Section 355 of the Code.

If we wish to take any such restricted action, we are required to cooperate with FMC to obtain an IRS ruling or obtain an unqualified tax opinion, in each case to the effect that the action will not affect the tax-free treatment to FMC and its stockholders of the Separation and the Distribution. In the event such actions result in tax-related losses to FMC, we generally will be required to indemnify FMC for such tax-related losses under the Tax Matters Agreement. See “Certain Relationships and Related Party Transactions—Relationship with FMC—Tax Matters Agreement.” Due to these restrictions and indemnification obligations under the Tax Matters Agreement, we may be limited in our ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in our best interests. Also, our potential indemnity obligation to FMC might discourage, delay or prevent a change of control that our stockholders may consider favorable.

We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with FMC.

The agreements we entered into with FMC in connection with the Separation were negotiated while we were still part of FMC’s business. See “Certain Relationships and Related Party Transactions—Relationship with FMC.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent board of directors or a management team independent of FMC. The terms of the agreements negotiated in the context of the Separation relate to, among other things, the allocation of assets, intellectual property, liabilities, rights and other obligations between FMC and us, and arm’s-length negotiations between FMC and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business, may have resulted in more favorable terms to the unaffiliated third party.

FMC has agreed to indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that FMC’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation and distribution agreement and certain other agreements with FMC, FMC has agreed to indemnify us for certain liabilities. However, third parties could also seek to hold us responsible for any of the liabilities that FMC has agreed to retain, and there can be no assurance that the indemnity from FMC will be sufficient to protect us against the full amount of such liabilities, or that FMC will be able to fully satisfy its indemnification obligations in the future. Even if we ultimately succeed in recovering from FMC any amounts for which we are held liable, we may be temporarily required to bear these losses. Each of these risks could negatively affect our business, financial condition, results of operations and cash flows.

Risks Related to this Offering and Ownership of Our Common Stock

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of shares of our common stock is, or will be, determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

Our stock price may fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory developments;

•	litigation and governmental investigations;

•	economic and political conditions or events; and

•	changes in investor perception of our market positions based on third-party information.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

We will be a “controlled company” within the meaning of the rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon completion of this offering, FMC will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•	the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

While FMC controls a majority of the voting power of our outstanding common stock, we may not have a majority of independent directors or our nominating and corporate governance and compensation committees may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Upon completion of the Distribution, we will no longer qualify as a controlled company and will be required to fully implement NYSE corporate governance requirements within one year of the Distribution.

The Distribution or future sales by FMC or others of our common stock, or the perception that the Distribution or such sales may occur, could depress our common stock price.

Immediately following the completion of this offering, FMC will own approximately 86.01% of our outstanding common stock (or 84.25% if the underwriters exercise their option to purchase additional shares in full). Subject to the restrictions described in the paragraph below, future sales of these shares in the public market will be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933 (the “Securities Act”), for so long as FMC is deemed to be our affiliate, unless the shares to be sold are registered with the SEC. We have granted certain registration rights to FMC. See “Shares Eligible for Future Sale.” We are unable to predict with certainty whether or when FMC will sell a substantial number of shares of our common stock to the extent it retains shares following the Distribution or in the event the Distribution does not occur. The Distribution or sale by FMC of a substantial number of shares after this offering, or a perception that the Distribution or such sales could occur, could significantly reduce the market price of our common stock.

We, our officers and directors and FMC have agreed with the underwriters that, without the prior written consent of the representative of the underwriters, we and they will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or publicly disclose the intention to make any such offer, sale, pledge or disposition. The representative of the underwriters may, in its sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to the lock-up. The lock-up agreement with FMC contains an exception that permits FMC to effect the Distribution beginning 120 days after the date of this prospectus. See “Underwriting.”

Immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of our common stock reserved for issuance under our equity compensation plan. If equity securities granted under our equity compensation plan are sold or it is perceived that they will be sold in the public market, the trading price of our common stock could decline substantially. These sales also could impede our ability to raise future capital.

Some provisions of Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us.

Our certificate of incorporation and bylaws provide for, among other things:

•	a staggered board and restrictions on the ability of our stockholders to fill a vacancy on the Board of Directors;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•

a requirement that certain business combinations with interested stockholders arising after the date on which no person or group owns a majority of the voting power of our common stock must be approved by the holders of at least 80% of the voting power of our common stock;

•	advance notice requirements for stockholder proposals; and

•

a requirement that, after such time as no person or group holds a majority of the voting power of our common stock, our stockholders may not take action by written consent without a duly called annual or special meeting.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions than you desire.

We have not decided yet if we will pay cash dividends.

We have not yet decided whether to pay any cash dividends or to retain all available funds for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors in accordance with applicable law and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our Board of Directors considers relevant.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after the offering. Based on an initial public offering price of $17.00 per share and our net tangible book value as of June 30, 2018, if you purchase our common stock in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $13.74 per share in pro forma net tangible book value.

As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation. See “Dilution.”

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to the Separation, we were a business segment of FMC, and FMC is subject to Section 404 of the Sarbanes-Oxley Act. However, upon completion of this offering, we will not be required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and therefore will not be required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an “emerging growth company.” We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2019, and we will not be required to comply with Section 404(b) rules until we cease to be an “emerging growth company” as defined in the JOBS Act. In order to comply with these rules, we expect to incur additional expenses and devote increased management effort toward ensuring compliance. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

The obligations associated with being a public company will require significant resources and management attention.

Currently, we are not directly subject to the reporting and other requirements of the Exchange Act. Following the effectiveness of the registration statement of which this prospectus forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the NYSE. As an independent public company, we are required to, among other things:

•	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and NYSE rules;

•	have our own board of directors and committees thereof, which comply with federal securities laws and NYSE rules;

•	maintain an internal audit function;

•	institute our own financial reporting and disclosure compliance functions;

•	establish an investor relations function;

•	establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

•	comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE.

These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a segment of FMC. Certain of these functions will be provided on a transitional basis by FMC pursuant to a transition services agreement. See “Certain Relationships and Related Party Transactions—Relationship with FMC—Transition Services Agreement.” Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be $320.5 million (or $368.7 million if the underwriters exercise in full their option to purchase additional shares of common stock from us), after deducting estimated underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering to make a distribution to FMC and to fund origination fees associated with our revolving credit facility.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects, then applicable contractual restrictions and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2018 on a historical basis and on a pro forma basis to reflect the Transactions, as defined in “Prospectus Summary—Summary Historical and Unaudited Pro Forma Combined Financial Data.”

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the Separation been completed as of June 30, 2018. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table is derived from, and is qualified in its entirety by reference to, our historical and pro forma financial statements and the notes thereto included elsewhere in this prospectus, and should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this prospectus.

	June 30, 2018
(In Millions, except share and par value data)	Actual	Pro Forma
Cash and cash equivalents	$1.5	$1.5

Long-term debt(1)	$—	$—

Stockholders’ equity:
Net parent investment	510.3	—
Preferred stock, zero shares authorized, zero shares outstanding, actual; 50,000,000 shares authorized, zero shares outstanding, pro forma	—	—
Common stock, $0.01 par value per share, 1,000 shares authorized, 100 shares outstanding, actual; $0.001 par value per share, 2,000,000,000 shares authorized, 143,000,000 shares outstanding, pro forma	—	0.1
Accumulated other comprehensive income (loss)	(46.8)	(46.8)
Additional paid-in capital	—	513.2
Total stockholders’ equity	$463.5	$466.5

Total capitalization	$463.5	$466.5

(1)	We also expect to have an undrawn $400 million revolving credit facility.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of our common stock is substantially in excess of the net tangible book value per share of our common stock for our presently outstanding shares of common stock.

After giving effect to the Separation, our net tangible book value at June 30, 2018 would have been approximately $463.3 million, or $3.77 per share of our common stock based on 123,000,000 shares of our common stock issued and outstanding. Net tangible book value is defined as our tangible assets, minus total liabilities, and gives effect to the Separation but not this offering.

After giving effect to (i) the sale by us of 20,000,000 shares of our common stock at an initial public offering price of $17.00 per share, after deducting the underwriting discounts, estimated offering expenses and other related transaction costs payable by us, and the use of the estimated net proceeds as described under “Use of Proceeds” and (ii) the Transactions, our pro forma net tangible book value at June 30, 2018 would have been approximately $466.3 million, or $3.26 per share of our common stock.

The following table illustrates the immediate dilution of $13.74 per share to new investors purchasing common stock in this offering:

Initial public offering price per share		$17.00
Net tangible book value per share prior to this offering at June 30, 2018	$3.77
Change in net tangible book value per share attributable to the sale of shares in this offering, net of the distributions to FMC	(0.51)

Pro forma net tangible book value per share after this offering		3.26

Dilution per share to new investors		$13.74

The following table summarizes, at June 30, 2018 (giving pro forma effect to the sale of our common stock in this offering), the difference between the existing stockholder and new investors with respect to the number of shares of our common stock purchased, the total cash consideration paid for these shares, and the average price per share paid by our existing stockholder and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on an initial public offering price of $17.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholder	123,000,000	86%	$—	—%	$—
New investors	20,000,000	14	340,000,000	100	17.00
Total	143,000,000	100%	$340,000,000	100%	$2.38

The number of shares purchased is based on shares of our common stock outstanding at June 30, 2018 after giving effect to the Separation. The discussion and table above exclude shares of our common stock issuable upon exercise of outstanding options. If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of shares of our common stock held by the existing stockholder would be 84.25%, and the percentage of shares of our common stock held by new investors would be 15.75%.

THE SEPARATION AND DISTRIBUTION TRANSACTIONS

The Separation

FMC formed FMC Lithium USA Holding Corp. on February 27, 2018, which was subsequently renamed Livent Corporation. Prior to the completion of this offering, we will enter into a separation and distribution agreement and a number of other agreements with FMC for the purpose of accomplishing the Separation and setting forth various matters governing our relationship with FMC after the completion of this offering. The agreements will also provide for the allocation of employee benefits, tax and other liabilities and obligations attributable or related to periods or events prior to and in connection with this offering. We will enter into these agreements with FMC while we are still a wholly-owned subsidiary of FMC and certain terms of these agreements are not necessarily the same as could have been obtained from a third party.

The following are the principal steps of the Separation:

•

FMC will transfer to us the entities, assets, liabilities and obligations that we will hold following the separation of our business from FMC’s other businesses. Such internal reorganization may take the form of asset transfers, dividends, contributions and similar transactions, and will involve the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate FMC’s Lithium Business in such jurisdictions. Among other things and subject to limited exceptions, such internal reorganization is expected to result in us owning, directly or indirectly, the operations comprising, and the entities that conduct, FMC’s Lithium Business. In exchange, we will issue or transfer to FMC all of the issued and outstanding shares of our common stock.

•	We also intend to enter into a new credit facility in connection with the separation which will include a $400 million revolving credit facility (expected to be undrawn at closing).

•

Immediately prior to the completion of this offering, we intend to enter into the separation and distribution agreement and a number of other agreements with FMC that will govern certain interactions, including with respect to employee matters, tax matters, transition services and registration rights. For more information regarding the agreements we and FMC intend to enter into, or have entered into, see “Certain Relationships and Related Party Transactions—Relationship with FMC.”

Pursuant to the separation and distribution agreement, to the extent that permits or consents are not obtained to transfer any particular assets or operations to us prior to the closing of this offering, FMC will continue to own such assets or operations but will operate them for our benefit and we will be entitled to the economic benefits thereof. See “Certain Relationships and Related Party Transactions—Relationship with FMC—Separation and Distribution Agreement.”

The Distribution

FMC has informed us that, following this offering, it may make a tax-free distribution to its stockholders of all or a portion of its remaining equity interest in us, which may include one or more distributions effected as a dividend to all FMC stockholders, one or more distributions in exchange for FMC shares or other securities, or any combination thereof. We refer to any such potential distribution as the “Distribution.” FMC has agreed not to effect the Distribution for a period of 120 days after the date of this prospectus. See “Underwriting.”

FMC has no obligation to pursue or consummate any further dispositions of its ownership interest in us, including through the Distribution, by any specified date or at all. If pursued, the Distribution would be subject to various conditions, including receipt of any necessary regulatory or other approvals, and the receipt of an opinion of counsel to the effect that such Distribution would be tax-free to FMC and its stockholders. The conditions to the Distribution may not be satisfied, FMC may decide not to consummate the Distribution even if the conditions are satisfied or FMC may decide to waive one or more of these conditions and consummate the Distribution even if all of the conditions are not satisfied.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2018 and year ended December 31, 2017, and the unaudited pro forma condensed combined balance sheet as of June 30, 2018. The unaudited pro forma condensed combined financial statements have been derived by application of pro forma adjustments to our historical combined financial statements included elsewhere in this prospectus.

On March 31, 2017, FMC publicly announced a plan to separate Livent into a publicly traded company. Prior to the completion of the offering, FMC will transfer to us substantially all of the assets and liabilities of the Lithium Business. In exchange, we will issue or transfer to FMC all of the issued and outstanding shares of our common stock. The unaudited pro forma condensed combined balance sheet reflects the Separation as if it occurred on June 30, 2018, while the unaudited pro forma condensed combined statements of operations give effect to the Separation as if it occurred on January 1, 2017, the beginning of the earliest period presented.

The pro forma adjustments, described in the accompanying notes, are based upon currently available information and certain estimates and assumptions; therefore, actual results could differ, perhaps materially, from these estimates and assumptions. However, management believes that the assumptions used to prepare these pro forma financial statements provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements give pro forma effect to events that are (1) directly attributable to the Separation, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the Separation been completed on June 30, 2018 for the unaudited pro forma condensed combined balance sheet or on January 1, 2017 for the unaudited pro forma condensed combined statements of operations. The unaudited pro forma condensed combined financial statements should not be relied on as indicative of the historical operating results that we would have achieved or any future operating results or financial position that we will achieve after the completion of the Separation.

The unaudited pro forma condensed combined financial statements give pro forma effect to the matters described in the accompanying notes, including:

•	completion of the Separation and entry into related agreements described in “Certain Relationships and Related Party Transactions-Relationship with FMC”;

•	the issuance of shares of our common stock in this offering at an offering price of $17.00 per share;

•

our entry into a $400 million revolving credit facility, which was not drawn as of and during the periods presented, and the commitment and origination fees that would have been paid by us had our revolving credit facility been in place as of and during the periods presented;

•	distribution of $317.5 million to FMC with the estimated net proceeds from this offering; and

•	other adjustments described in the notes to the unaudited pro forma condensed combined financial statements.

Upon completion of the Separation, we will assume responsibility for all our standalone public company costs. The unaudited pro forma condensed combined financial statements do not reflect an approximate $2 million to $5 million per year in incremental costs and expenses that we expect to incur as a result of being a publicly traded company.

The following unaudited pro forma condensed combined financial statements and the related notes should be read in conjunction with “Use of Proceeds”, “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our audited combined financial statements and the related notes and our unaudited condensed combined financial statements and the related notes included elsewhere in this prospectus.

LIVENT CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2018

(in Millions, except share and per share data)	FMC Lithium As Reported	Pro Forma Adjustments			Livent Corporation Pro Forma
Revenue	$210.7				$210.7
Costs and Expenses
Costs of sales	104.7	(1.1)	(B	)	103.6

Gross Margin	$106.0	$1.1			$107.1

Selling, general and administrative expenses	8.0	11.3	(A) (B)		19.3
Corporate allocations	10.1	(10.1)	(B)		—
Research and development expenses	2.0				2.0
Restructuring and other charges	2.3				2.3

Total costs and expenses	$127.1	$0.1			$127.2

Income from operations before non-operating pension expense and settlement charges and income taxes	$83.6	$(0.1)			$83.5
Non-operating pension expense and settlement charges	0.2				0.2
Interest expense, net	—	1.0	(C)		1.0

Income from operations before income taxes	$83.4	$(1.1)			$82.3
Provision for income taxes	13.2	(0.2)	(D)		13.0

Net income	$70.2	$(0.9)			$69.3

Earnings per share, Basic and Diluted
Basic	N/A				$0.48	(E)
Diluted	N/A				$0.48	(E)
Weighted Average Shares Outstanding
Basic	N/A				143.0	(E)
Diluted	N/A				143.2	(E)

See notes to unaudited pro forma condensed combined financial statements.

LIVENT CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

(in Millions, except share and per share data)	FMC Lithium As Reported	Pro Forma Adjustments			Livent Corporation Pro Forma
Revenue	$347.4				$347.4
Costs and Expenses
Costs of sales	198.6	(1.7)	(B	)	196.9

Gross Margin	$148.8	$1.7			$150.5

Selling, general and administrative expenses	13.4	23.8	(A) (B)		37.2
Corporate allocations	22.1	(22.1)	(B)		—
Research and development expenses	3.1				3.1
Restructuring and other charges	8.7				8.7

Total costs and expenses	$245.9	$—			$245.9

Income from operations before non-operating pension expense and settlement charges and income taxes	$101.5	$—			$101.5
Non-operating pension expense and settlement charges	31.4				31.4
Interest expense, net	—	2.0	(C)		2.0

Income from operations before income taxes	$70.1	$(2.0)			$68.1
Provision for income taxes	27.9	(0.7)	(D)		27.2

Net income	$42.2	$(1.3)			$40.9

Earnings per share, Basic and Diluted
Basic	N/A				$0.29	(E)
Diluted	N/A				$0.29	(E)
Weighted Average Shares Outstanding
Basic	N/A				143.0	(E)
Diluted	N/A				143.2	(E)

See notes to unaudited pro forma condensed combined financial statements.

LIVENT CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2018

(in Millions)	FMC Lithium As Reported	Pro Forma Adjustments		Livent Corporation Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$1.5	—	(F)	$1.5
Trade receivables, net of allowance	150.2			150.2
Inventories	52.4			52.4
Prepaid and other current assets	34.7			34.7

Total current assets	$238.8			$238.8
Property, plant and equipment, net	235.3			235.3
Intangible assets	0.1			0.1
Deferred income taxes	1.7			1.7
Other assets	74.4	3.0	(G)	77.4

Total assets	$550.3	3.0		$553.3

LIABILITIES AND NET PARENT INVESTMENT
Current liabilities
Accounts payable, trade and other	$45.4			$45.4
Accrued and other current liabilities	15.1			15.1
Income taxes	1.3			1.3

Total current liabilities	$61.8			$61.8
Environmental liabilities	6.0			6.0
Deferred income taxes	7.9			7.9
Other long-term liabilities	11.1			11.1
Commitments and contingent liabilities
Net parent investment
Common stock	$—	$0.1	(H)	$0.1
Additional paid-in capital	—	513.2	(H)	513.2
Net parent investment	510.3	(510.3)	(H)	—
Accumulated other comprehensive loss	(46.8)			(46.8)

Total equity	$463.5	$3.0		$466.5

Total liabilities and net parent investment	$550.3	$3.0		$553.3

See notes to unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(A)

Reflects certain stock awards as part of the Stock Plan, including the Special IPO Awards and Director IPO Awards, as if the Separation occurred on January 1, 2017. These awards will be issued upon completion of this offering and include in aggregate (i) 225,610 restricted stock units (“RSUs”) and (ii) 692,197 stock options with an exercise price equal to the initial public offering price. The expense associated with these awards will be recognized ratably over the vesting period. Therefore our estimate of the fair value of the awards resulted in incremental expense of $0.9 million and $1.8 million for the six months ended June 30, 2018 and year ended December 31, 2017, respectively.

(B)

Represents both the reclassification of “Corporate allocations” to “Selling, general and administrative expenses” as well as adjustments for certain services to be provided by FMC under the transition services agreement following the Separation. As described in Note 2 to both the annual and interim combined financial statements included elsewhere in this prospectus, “Corporate allocations” do not include $4.3 million and $7.1 million of shared service costs historically allocated and recorded within “Cost of sales” for the six months ended June 30, 2018 and year ended December 31, 2017, respectively. These pro forma adjustments reflect the net reduction in costs, as compared to the corporate allocations for each of the periods presented. For more information regarding the transition services agreement, see “Certain Relationships and Related Party Transactions” included elsewhere in this prospectus.

(C)	The following table reflects the adjustments in the unaudited pro forma condensed combined statements of operations to reflect the impact of the adjustments to interest expense, net.

(in Millions)	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Commitment fees (1)	$0.7	$1.4
Amortization of Revolving Credit Facility origination fees	0.3	0.6

Net pro forma adjustment to interest expense, net	$1.0	$2.0

(1)

Represents the 0.35% annual facility fees based on the terms of our revolving credit facility associated with the total capacity on such revolving credit facility. We expect that the revolving credit facility will not be drawn prior to the Separation.

(D)

Reflects the associated income tax benefit (expense) for the pro forma adjustments at the statutory tax rates. We expect our effective rate in future years, however, to vary from the estimated statutory rate.

(E)

The pro forma weighted-average number of shares used to compute pro forma basic and diluted earnings per share for the six months ended June 30, 2018 and year ended December 31, 2017 is 143.0 million and 143.2 million, respectively, which represents the number of shares we expect to be outstanding after giving effect to this offering. The unaudited pro forma weighted-average diluted shares outstanding give effect to the potential dilutive impact of RSUs granted to our employees as discussed in Note A above. The pro forma diluted earnings per share amounts do not include any impact for the conversion of FMC stock options, restricted stock or any other awards that will occur in connection with the Distribution as the Distribution is not certain to occur as of the time of this offering. For additional details regarding the Distribution please see “The Separation and Distribution Transactions”. For additional details regarding the conversion of FMC awards to Livent awards upon the Distribution, please see “Prospectus Summary—The Offering” and “Certain Relationships and Related Party Transactions—Employee Matters Agreement”.

(F)	Reflects the following adjustments to cash:

Sources		Uses
Proceeds from sale of common shares	$340.0	Distribution to FMC	$317.5
		Estimated offering expenses (1)	19.5
		Revolver origination fees	3.0

Total Sources	$340.0	Total Uses	$340.0

(1)	Includes estimated underwriting discounts and commissions.

(G)

Reflects the $3.0 million of origination fees associated with entering into a new revolving credit facility in connection with the Separation. We expect that the revolving credit facility will not be drawn at or prior to the Separation.

(H)

Reflects the elimination of net parent investment as a result of the anticipated post-separation capital structure. Upon the consummation of the Separation, net parent investment will be eliminated and the newly issued equity will be allocated between common stock and additional paid-in-capital based on the number of shares of Livent common stock outstanding at the Separation date.

SELECTED COMBINED FINANCIAL DATA

The following selected historical combined financial data of Livent should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and notes thereto included elsewhere in this prospectus. The combined statements of operations data and cash flow data for the six months ended June 30, 2018 and 2017 and the combined balance sheet data as of June 30, 2018 are derived from, and qualified by reference to, the unaudited condensed combined financial statements of Livent included elsewhere in this prospectus. The combined statements of operations data and cash flow data for the years ended December 31, 2017 and 2016 and the combined balance sheet data as of December 31, 2017 and 2016 are derived from, and qualified by reference to, the audited combined financial statements of Livent included elsewhere in this prospectus and should be read in conjunction with those combined financial statements and notes thereto. The information presented below under the caption Other Data (free cash flow, EBITDA, and Adjusted EBITDA) are not metrics that are part of or included in the combined financial statements.

Our combined financial statements include expense allocations for certain support functions that are provided on a centralized basis within FMC. These allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional cost allocation methods (e.g., using third-party sales, segment operating profit (defined by FMC as segment revenue less operating expenses) headcount, etc.), depending on the nature of the services and/or costs.

The combined financial statements included in this prospectus may not be indicative of our future performance and do not necessarily reflect what our financial position and results of operations would have been had we operated as a standalone public company during the periods presented, including changes that will occur in our operations and capital structure as a result of this offering and the Separation.

	Historical		Historical
	Six Months Ended June 30,		Year Ended December 31,
(in Millions, except share and per share data)	2018	2017	2017	2016
	(Unaudited)
Statement of Operations Data:
Revenue	$210.7	$139.6	$347.4	$264.1
Costs of sales	104.7	82.7	198.6	175.8

Gross margin	$106.0	$56.9	$148.8	$88.3
Selling, general and administrative expenses	8.0	6.9	13.4	12.0
Corporate allocations	10.1	10.7	22.1	13.2
Research and development expenses	2.0	1.4	3.1	3.1
Restructuring and other charges	2.3	3.1	8.7	1.0

Total costs and expenses	$127.1	$104.8	$245.9	$205.1

Income from operations before non-operating pension expense and settlement charges (income), interest expense, net and income taxes	$83.6	$34.8	$101.5	$59.0
Non-operating pension expense and settlement charges (income)	0.2	(1.3)	31.4	3.6
Interest expense, net	—	—	—	0.9

Income from operations before income taxes	$83.4	$36.1	$70.1	$54.5
Provision for income taxes	13.2	8.5	27.9	7.4

Net income	$70.2	$27.6	$42.2	$47.1

Basic earnings per common share	N/A	N/A	N/A	N/A
Weighted average number of shares of common stock outstanding-Basic	N/A	N/A	N/A	N/A
Diluted earnings per common share	N/A	N/A	N/A	N/A
Weighted average number of shares of common stock outstanding-Diluted	N/A	N/A	N/A	N/A

	Historical
	As of June 30,	As of December 31,	As of December 31,
(in Millions)	2018	2017	2016
	(Unaudited)
Balance Sheet Data:
Total assets	$550.3	$496.2	$372.1
Total liabilities	86.8	110.8	61.4

	Six Months Ended June 30,		Year Ended December 31,
(in Millions)	2018	2017	2017	2016
	(Unaudited)
Cash Flow Data:
Cash provided by operating activities	$18.0	$13.6	$58.3	$51.0
Cash required by investing activities	(26.8)	(25.0)	(62.5)	(31.3)
Cash provided (required) by financing activities	9.1	8.6	1.5	(18.6)

	Six Months Ended June 30,		Year Ended December 31,
(Unaudited; in Millions)	2018	2017	2017	2016
Other Data:
Free cash flow (1)	$(5.4)	$0.9	$9.4	$25.3
EBITDA (2)	92.0	43.9	86.0	70.2
Adjusted EBITDA (2)	94.5	45.7	126.1	74.8

(1)

For a complete discussion of the method of calculating free cash flow and its usefulness, refer to the “Summary Historical and Unaudited Pro Forma Combined Financial Data” included elsewhere in this prospectus. The following table reconciles free cash flow from cash flows provided by operating activities.

	Six Months Ended June 30,		Year Ended December 31,
(Unaudited; in Millions)	2018	2017	2017	2016
Cash provided by operating activities	$18.0	$13.6	$58.3	$51.0
Additions to property, plant and equipment	(23.4)	(12.7)	(48.9)	(25.7)

Free cash flow	$(5.4)	$0.9	$9.4	$25.3

Free cash flow for the year ended December 31, 2017 was impacted by higher tax payments of $14 million primarily associated with the 2017 Tax Act. Free cash flow in 2016 was impacted by a payment to our U.K. Plan of approximately $21 million to annuitize the remaining pension obligation.

(2)

In addition to net income, as determined in accordance with U.S. GAAP, we evaluate operating performance using certain non-GAAP measures such as EBITDA, which we define as net income plus interest expense, net, income tax expense (benefit), depreciation, and amortization, and Adjusted EBITDA, which we define as EBITDA adjusted for restructuring and other charges (income), and non-operating pension expense and settlement charges (income). Management believes the use of these non-GAAP measures allows management and investors to compare more easily the financial performance of its underlying business from period to period. The non-GAAP information provided may not be comparable to similar measures disclosed by other companies because of differing methods used by other companies in calculating EBITDA and Adjusted EBITDA. This measure should not be considered as a substitute for net income or other measures of performance or liquidity reported in accordance with U.S. GAAP. The following table reconciles EBITDA and Adjusted EBITDA from net income.

	Six Months Ended June 30,		Year Ended December 31,
(Unaudited; in Millions)	2018	2017	2017	2016
Net income	$70.2	$27.6	$42.2	$47.1
Add back:
Interest expense, net	—	—	—	0.9
Provision for income taxes	13.2	8.5	27.9	7.4
Depreciation and amortization	8.6	7.8	15.9	14.8

EBITDA	$92.0	$43.9	$86.0	$70.2

Add back:
Restructuring and other charges (1)	2.3	3.1	8.7	1.0
Non-operating pension expense and settlement charges (income) (2)	0.2	(1.3)	31.4	3.6

Adjusted EBITDA	$94.5	$45.7	$126.1	$74.8

(1)

We continually perform strategic reviews and assess the return on our business. This sometimes results in a plan to restructure the operations of our business. As part of these restructuring plans, demolition costs and write-downs of long-lived assets may occur.

(2)

Our non-operating pension expense and settlement charges (income) are defined as those costs (benefits) related to interest, expected return on plan assets, amortized actuarial gains and losses and the impacts of any plan curtailments or settlements. These costs (benefits) are primarily related to changes in pension plan assets and liabilities which are tied to financial market performance and we consider these costs to be outside our operational performance. We exclude these non-operating pension expense and settlement charges (income) from our Adjusted EBITDA calculation as we believe that removing them provides a better understanding of the underlying profitability of our business, provides increased transparency and clarity in the performance of our retirement plans and enhances period-over-period comparability. We continue to include the service cost and amortization of prior service cost in Adjusted EBITDA. We believe these elements reflect the current year operating costs of our business for the employment benefits provided to active employees.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited combined financial statements and the related notes, our unaudited condensed combined financial statements and the related notes, and our unaudited pro forma condensed combined financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The discussion of results that follows includes comparisons to a non-GAAP financial measure. The presentation of this non-GAAP measure is intended to enhance the usefulness of financial information by providing measures that our management uses internally to evaluate our performance. The reconciliation of reported U.S. GAAP results to non-GAAP measures is presented in “Non-GAAP Measures” above including descriptions of the excluded items.

Overview

We are a pure-play, fully integrated lithium company, with a long, proven history of producing performance lithium compounds. Our primary products, namely battery-grade lithium hydroxide, butyllithium and high purity lithium metal are critical inputs used in various performance applications. Our strategy is to focus on supplying high performance lithium compounds to the fast growing EV battery market, while continuing to maintain our position as a leading global producer of butyllithium and high purity lithium metal.

We produce lithium compounds for use in applications that have specific performance requirements, including battery-grade lithium hydroxide for use in high performance lithium-ion batteries. We also supply butyllithium, which is used as a synthesizer in the production of polymers and pharmaceutical products, as well as a range of specialty lithium compounds including high purity lithium metal, which is used in the production of lightweight materials for aerospace applications and non-rechargeable batteries. It is in these applications that we have established a differentiated position in the market through our ability to consistently produce and deliver performance lithium compounds.

2018 Highlights

The following are the more significant developments in our business during the six months ended June 30, 2018:

•

Revenue of $210.7 million in the six months ended June 30, 2018 increased $71.1 million, or approximately 51%, versus the six months ended June 30, 2017 due to both higher volumes of lithium hydroxide in China driven by the increased production capacity as well as increased pricing. On a regional basis, sales in North America increased 6%, sales in Asia increased 80% and sales in Europe, Middle East and Africa (EMEA) increased by 42%, while sales in Latin America decreased by 9%.

•

Gross margin of $106.0 million increased $49.1 million, or approximately 86%, versus the six months ended June 30, 2017 primarily due to higher revenues. Gross margin as a percent of revenue was approximately 50% versus 41% in the six months ended June 30, 2017. The increase in gross margin was primarily driven by prices, product mix and improved operating leverage.

•

Non-operating pension expense and settlement charges (income) increased from a benefit of $1.3 million in the six months ended June 30, 2017 to charges of $0.2 million in the six months ended June 30, 2018. The change is primarily due to the allocation of FMC’s net periodic pension benefit during the six months ended June 30, 2017 that was allocated to Livent.

•	Corporate allocations of $10.1 million remained relatively flat compared to the prior year period.

•

Net income of $70.2 million increased $42.6 million from $27.6 million in the prior year period primarily due to the increase in revenue and gross margin from the favorable pricing and product mix discussed above.

•	Adjusted EBITDA of $94.5 million increased from $45.7 million in the prior period as a result of the drivers discussed in revenue and gross margin above.

2017 Highlights

The following are the more significant developments in our business during the year ended December 31, 2017:

•

Revenue of $347.4 million in 2017 increased $83.3 million or approximately 32% versus 2016. On a regional basis, sales in North America increased 25%, sales in Asia increased 33% and sales in EMEA increased by 41% while sales in Latin America decreased by 17%.

•

Gross margin of $148.8 million increased $60.5 million or approximately 69% versus 2016 primarily due to higher revenues. Gross margin as a percentage of revenue was approximately 43% versus 33% in 2016. The increase in gross margin was primarily driven by prices, product mix and improved operating leverage.

•

Non-operating pension expense and settlement charges increased from $3.6 million to $31.4 million in 2017. The change is primarily due to the settlement charge of $32.5 million related to the termination of the U.K. Plan, offset by non-operating pension income in 2017.

•

Corporate allocations increased $8.9 million to $22.1 million in 2017 as a result of higher profits of Livent which was one of the key drivers used to allocate corporate expenses. The historical segment operating profit, defined by FMC as segment revenue less operating expenses, of Livent increased year over year and drove the increase in allocations of costs from FMC.

•

Net income of $42.2 million decreased approximately $4.9 million from $47.1 million in the prior year period primarily due to provisional income tax charges related to the 2017 enactment of the Tax Act as well as the increase in non-operating pension expense and settlement charges which are discussed above. This was mostly offset by higher business performance driving increases in gross margin.

•	Adjusted EBITDA of $126.1 million increased from $74.8 million in the prior period as a result of the drivers discussed in revenue and gross margin above.

We are seeing the benefits of our strategy to grow our business in performance lithium compounds, where demand continues to accelerate and pricing trends across our portfolio remain favorable. In June 2017, we started commercial sales from a new lithium hydroxide facility in China and nearly doubled our lithium hydroxide capacity to 18.5 kMT per year. We plan to increase our annual total production capacity of lithium hydroxide to 30 kMT by the end of 2019 and to approximately 55 kMT by the end of 2025. We also expanded production of lithium carbonate at our Argentina site through debottlenecking projects and announced plans to more than triple lithium carbonate production at that same site to reach a capacity of at least 60 kMT per year by the end of 2025.

Factors affecting our performance

Our business and historical financial condition and results of operations have been affected by a number of important factors that we believe will continue to affect our financial condition and results of operations in the future. Our results are primarily affected by the following factors:

•	End markets that we serve and fluctuation in customer demand;

•	Production capacity and supply in the global lithium market;

•	Our ability to control cost of sales, manufacturing throughput and operating expenses; and

•	Economic growth in Asia and globally.

End markets that we serve and fluctuation in customer demand

Our lithium products are used in a variety of applications due to lithium’s physical and chemical features. Lithium products are used as a necessary input in advanced batteries for EVs, batteries for electronic products, alloys, and to produce high performance greases and fine chemical and pharmaceutical compounds. Accordingly, demand for our lithium products is indirectly affected by the growth and demand fluctuations of these end markets. See “Industry Overview” for a description of the demand for lithium products.

Production capacity and supply

We are one of a small number of principal producers of lithium compounds, along with Albemarle, SQM and Orocobre, and two Chinese producers, Tianqi and Jiangxi Ganfeng Lithium. The global supply of lithium compounds, particularly lithium hydroxide, is forecasted by Roskill to increase significantly by 2025 along with forecasted global demand, as suppliers develop and extract from new lithium sources and expand existing capacity. Any significant growth in supply could depress the price of our products if not offset by the forecasted increase in global demand.

We are expanding our existing extraction and production capacity in various phases to address the forecasted increase in global demand. Our plans include increasing annual lithium carbonate capacity to at least 60 kMT by the end of 2025 and increasing our total lithium hydroxide capacity to 30 kMT by the end of 2019 and to approximately 55 kMT by the end of 2025. The increased production of lithium carbonate will be used primarily as a feed stock for our lithium hydroxide production units. Our planned expansion is in phases to permit us to adjust timing based on market conditions.

Our ability to control production costs and improve efficiency

Our competitiveness and profitability are dependent in part upon our ability to control production costs, maintain efficient operations and make continuous improvements to enhance production efficiency. We extract lithium from naturally occurring lithium-rich brines located in the Andes Mountains of Argentina using a proprietary process and cost effectively convert it into lithium carbonate and lithium chloride. We have taken several initiatives in recent years to improve our production efficiency, including applying different production technologies, installing advanced equipment and machinery, and optimizing the production processes and techniques. The price of other raw materials sourced from external suppliers are determined principally by market forces and changes in governmental policies, as well as our bargaining power with our suppliers. Any significant increase in raw materials costs from current levels could increase our cost of sales and have an adverse effect on our gross profit margins if we are unable to pass such price increases to our customers. In 2017 and for the six months ended June 30, 2018, more than 60% and approximately 58%, respectively, of our revenue was generated from customers with whom we have long-term agreements with terms ranging from two to more than five years in length. These agreements generally provide for a specific price in a given year, with annual adjustment. As a result, our margins will benefit from declines in raw material prices, but would decline if raw material prices increase, until prices under these long-term agreements are reset. In general, where we have limited sources of raw materials, we have developed contingency plans to minimize the effect of any interruption or reduction in supply, such as sourcing from other suppliers or maintaining safety stocks.

Economic growth in Asia and globally

Lithium products have diverse industrial and commercial uses and the market demand for these products is affected by the state of the global economy and the stability of international trade, among other factors. In recent years, the Asia Pacific region has become an important market for lithium and its influence on the global lithium products industry has been increasing. In 2017 and for the six months ended June 30, 2018, 59% and 62%, respectively, of our revenue was derived from sales to the Asia Pacific region. China currently comprises over half of global demand for EVs, and we expect demand for lithium products, particularly lithium hydroxide, will increase in the Asia Pacific region such that it remains the largest region in terms of consumption.

Components of revenues and costs and expenses

Revenue

Our revenue is derived from sales of our products, net of sales discounts, product returns and allowances. In addition, revenue includes shipping and handling costs when such costs are billed to customers. Sales are primarily made pursuant to long-term purchase agreements. We occasionally enter into multi-year take or pay supply agreements with customers. Revenue is recognized in accordance with the contracts as we transfer control of the product to the customer.

Amounts billed for sales and use taxes, value-added taxes, and certain excise and other specific transactional taxes imposed on revenue-producing transactions are presented on a net basis and excluded from sales in the combined income statements. We record a liability until remitted to the respective taxing authority.

Costs and expenses

Cost of sales. Our cost of sales consists of variable and fixed components. Our variable costs are proportional to volume and consist principally of raw materials, packaging and related supplies, certain energy costs, royalty costs, and certain distribution costs including inbound, outbound, and internal shipping and transfer costs. Our fixed costs are not significantly impacted by production volume and consist principally of certain fixed manufacturing costs and other distribution network costs, including warehousing. Fixed manufacturing costs comprise headcount-related costs and overhead, including depreciation, periodic maintenance costs, purchasing and receiving costs, inspection costs and certain energy costs.

Selling, general and administrative expense and Corporate allocations. Our selling, general and administrative (“SG&A”) expenses include sales and marketing, expenses and corporate allocations. Corporate allocations are costs incurred by FMC to operate FMC’s businesses, which were allocated to Livent for the combined financial statements. These allocated costs are primarily related to shared service costs, centralized functions, and certain corporate functions such as finance, treasury, tax, human resources, legal, investor relations, and certain other costs. The allocation is based on a reasonable reflection of the utilization of the service provided or benefits received by Livent during the periods presented on a consistent basis, such as, but not limited to, a relative percentage of headcount, tangible assets, cost of goods sold and segment operating profit, defined by FMC as segment revenue less operating expenses. Segment operating profit was established as the primary allocation method driver as it aligns with how we measure our performance.

Following this offering, pursuant to agreements with FMC, we expect that FMC will continue to provide us with some of the services related to certain governance and corporate functions on a transitional basis in exchange for agreed-upon fees, and we expect to incur other costs to replace the services and resources that will not be provided by FMC. Our SG&A expense will also include expense associated with being a standalone public company. As a standalone public company, our total costs related to such support functions may differ from the costs that were historically allocated to us from FMC. We estimate the costs associated with being a standalone public company will be approximately $2 million to $5 million more per year than the corporate allocations reflected in the annual combined financial statements of $29.1 million for the year ended December 31, 2017. As described in Note 2 to the annual combined financial statements, $22.1 million of costs are included within “Corporate allocations” and $7.1 million of costs are included within “Cost of sales” on the combined statements of operations.

Research and development expense. Our research and development costs are incurred for the development of new products. In addition, we also incur expenses to improve our manufacturing process technology, which are accounted for within cost of goods sold in the combined financial statements.

Restructuring and other charges. We continually perform strategic reviews and assess the return on our business. This sometimes results in a plan to restructure the operations of the business. We record an accrual for severance and other exit costs under the provisions of the relevant accounting guidance as restructuring charges.

Additionally, as part of these restructuring plans, write-downs of long-lived assets may occur. Two types of assets are impacted: assets to be disposed of by sale and assets to be abandoned. Assets to be disposed of by sale are measured at the lower of carrying amount or estimated net proceeds from the sale. Assets to be abandoned with no remaining future service potential are written down to amounts expected to be recovered. The useful life of assets to be abandoned that have a remaining future service potential are adjusted and depreciation is recorded over the adjusted useful life.

Other charges also include costs for site remediation plans associated with our environmental obligations at our Bessemer City site with respect to certain discontinued products.

Non-operating pension expense and settlement charges (income). Our non-operating pension expense and settlement charges (income) are defined as those costs related to interest, expected return on plan assets, amortized actuarial gains and losses and the impacts of any plan curtailments or settlements. These costs are primarily related to changes in pension plan assets and liabilities which are tied to financial market performance and we consider these costs to be outside our operational performance.

The majority of the non-operating pension expense and settlement charges in 2017 was due to the settlement charge as a result of the U.K. Plan termination. As a result, we no longer have a liability on our combined balance sheet associated with the U.K. Plan.

Interest expense, net. Interest income consists of interest income earned on our cash, cash equivalents and short-term investments. Interest expense consists of interest expense associated with debt obligations.

Provision for Income Taxes. Provision for income taxes consists of an estimate of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business, as adjusted for allowable credits, deductions and the valuation allowance against deferred tax assets. Taxable income in the U.S. included in these combined financial statements has been included in FMC’s consolidated federal and state returns, with FMC making all income tax payments. We have calculated income taxes as if Livent were a separate legal entity filing separate legal entity tax returns.

Results of Operations - Six Months Ended June 30, 2018 and 2017

	Six Months Ended June 30,
(in millions)	2018	2017
Revenue	$210.7	$139.6
Cost of sales	104.7	82.7

Gross margin	$106.0	$56.9
Selling, general and administrative expenses	8.0	6.9
Corporate allocations	10.1	10.7
Research and development expenses	2.0	1.4
Restructuring and other charges	2.3	3.1

Income from operations before non-operating pension expense and settlement charges (income) and income taxes	$83.6	$34.8
Non-operating pension expense and settlement charges (income)	0.2	(1.3)
Provision for income taxes	13.2	8.5

Net income	$70.2	$27.6

Revenue

Revenue of $210.7 million increased by approximately 51% versus the prior-year period, driven by higher prices, particularly in lithium hydroxide and butyllithium, and higher volumes as a result of the new lithium hydroxide production in China and our higher production in Argentina. Higher pricing contributed 23% to the revenue increase and higher volumes impacted revenue by 26%. Foreign currency had a favorable impact on the change in revenue of 2%.

Gross margin

Gross margin of $106.0 million increased approximately $49.1 million, or approximately 86%, versus the prior-year period. The increase in gross margin was primarily driven by improved pricing and mix discussed above of approximately $32 million, with benefits also coming from operating leverage. These increases were partially offset by higher raw material prices and energy prices, which lowered margins by approximately $2 million. We expect our cost of sales to be relatively flat as a percentage of revenues going forward.

Selling, general and administrative expenses

Selling, general and administrative expense in for the six months ended June 30, 2018 increased slightly compared to the prior-year period.

Corporate allocations

Corporate allocation for the six months ended June 30, 2018 remained relatively flat compared to the prior-year period.

Research and development expenses

Research and development expense in for the six months ended June 30, 2018 increased by $0.6 million, or 43%, versus the prior-year period due to increased spending in energy applications.

Restructuring and other charges

Restructuring and other charges in for the six months ended June 30, 2018 and 2017 were primarily associated with asset write-downs and miscellaneous restructuring efforts of $2.1 million and $2.7 million, respectively, related to our operations at our manufacturing site located in Bessemer City, North Carolina. The objective of these restructuring efforts was to optimize both the assets and cost structure by reducing certain production lines at the site. Additionally, there were other charges of $0.2 million related to environmental remediation activities during both periods.

Non-operating pension expense and settlement charges (income)

Non-operating pension expense and settlement charges increased in the six months ended June 30, 2018 primarily due to the allocation of FMC’s net periodic pension benefit during the six months ended June 30, 2017 that was allocated to Livent. The amount in 2018 represents the approximate portion of FMC’s net periodic pension cost of the U.S. Plan during the six months ended June 30, 2018, which was allocated based on Livent employees’ relative participation in the plan.

Provision for income taxes

Provision for income taxes for the six months ended June 30, 2018 of $13.2 million increased $4.7 million versus the prior year period primarily due to an overall increase in global earnings. The lower effective tax rate was due to the impact of U.S. tax reform with a reduced U.S. tax rate, as well as the mix of earnings in jurisdictions with favorable tax rates drove the decrease. We expect our tax rate, excluding discrete items, will be approximately 20% going forward.

Net income

Net income of $70.2 million increased approximately $42.6 million from $27.6 million in the prior year period primarily due to revenue and gross margin growth, partially offset by the increase in tax expense discussed above.

Results of Operations - 2017 and 2016

	Year Ended December 31,
(in millions)	2017	2016
Revenue	$347.4	$264.1
Cost of sales	198.6	175.8

Gross margin	$148.8	$88.3
Selling, general and administrative expenses	13.4	12.0
Corporate allocations	22.1	13.2
Research and development expenses	3.1	3.1
Restructuring and other charges	8.7	1.0

Income from operations before non-operating pension expense and settlement charges, interest expense, net and income taxes	$101.5	$59.0
Non-operating pension expense and settlement charges	31.4	3.6
Interest expense, net	—	0.9
Provision for income taxes	27.9	7.4

Net income	$42.2	$47.1

Revenue

Revenue of $347.4 million increased by approximately 32% versus the prior-year period driven by improved pricing and mix, which accounted for a 23% increase as the business continued to shift its resources into lithium hydroxide and other specialty products. Additionally, higher volumes impacted revenue by 9%. Foreign currency had a minimal impact on the change in revenue.

Gross margin

Gross margin of $148.8 million increased $60.5 million or approximately 69% versus last year. The increase in gross margin was primarily driven by improved pricing and mix discussed above of approximately $59 million, with benefits also coming from operating leverage. These increases were partially offset by higher raw material prices and energy prices, which lowered margins by approximately $6 million.

Selling, general and administrative expenses

Selling, general and administrative expense in 2017 increased slightly compared to the prior-year period.

Corporate allocations

Corporate allocation for 2017 increased compared to the prior year due to improved results of Livent. Segment operating profit, defined by FMC as segment revenue less operating expenses, was the primary allocation method driver and the proportion of Livent’s operating profit to the total FMC segment operating profit was higher in 2017 and resulted in increased allocation compared to historical costs.

Research and development expenses

Research and development expense in 2017 remained flat compared to the prior-year period.

Restructuring and other charges

Restructuring and other charges in 2017 were primarily associated with asset write-downs and miscellaneous restructuring efforts of $7.8 million related to our operations at our manufacturing site located in Bessemer City, North Carolina. The objective of these restructuring efforts was to optimize both the assets and cost structure by reducing certain production lines at the site. Additionally, there were other charges of $0.4 million related to environmental remediation activities.

Restructuring and other charges (income) in 2016 included charges of $0.6 million associated with the Argentine government’s action to devalue its currency. In 2015, the Argentine government initiated actions to significantly devalue its currency. These actions continued into the first quarter of 2016. Additionally, other charges included costs for environmental remediation of $0.2 million.

Non-operating pension expense and settlement charges

Non-operating pension expense and settlement charges increased in 2017 primarily due to the settlement charge of $32.5 million related to the termination of the U.K. Plan. FMC completed the buy-out of the annuity, completing the plan termination and relieving us of the pension liability for the U.K. Plan.

Provision for income taxes

Provision for income taxes for 2017 of $27.9 million increased $20.5 million versus the prior year primarily due to the 2017 enactment of the Tax Act. The net impact of the Tax Act added approximately $11 million to income tax expense. As a result of the transition tax being paid by FMC, the associated liability is not included in the combined balance sheets, but the impact to the provision for income taxes was included in the combined statement of operations.

Net income

Net income of $42.2 million decreased approximately $4.9 million from $47.1 million in the prior year period primarily due to provisional income tax charges related to the 2017 enactment of the Tax Act as well as the increase in non-operating pension expense and settlement charges. These were partially offset by improved business performance.

Liquidity and Capital Resources

Historically, FMC has provided centralized cash management and other finance services to Livent. FMC will cease providing these services following this offering. Only cash accounts specifically attributable to Livent are reflected on the balance sheets of our combined financial statements.

Following this offering, our capital structure and sources of liquidity will change significantly compared to our historical capital structure as part of FMC. We will no longer participate in FMC’s capital management system and will be evaluated separately in terms of credit and capital allocation by providers of financing. Our prospective success in funding our cash needs will depend on the strength of the lithium market and our continued ability to generate cash from operations and raise capital from other sources. Our primary long-term sources of cash will be cash generated from operations, borrowings under our new revolving credit facility, and potentially fixed income debt issuance.

We anticipate that we will enter into a credit agreement providing for a revolving credit facility in an aggregate principal amount of up to $400 million to be provided by a syndicate of banks and other financial institutions. We expect that the revolving credit facility will be undrawn at closing; following this offering, we expect to use borrowings under our revolving credit facility from time to time for working capital purposes and for general corporate purposes.

Our primary future cash needs will relate to working capital, operating activities (including debt service), capital spending and strategic investments. Capital spending will focus on supporting customer requirements for lithium hydroxide and on producing and securing highly reliable, cost-effective access to lithium carbonate to serve as an input in the production of our specialty lithium products such as lithium hydroxide.

Our near-term debt service obligations will consist of interest payments, principal amortization and other fees associated with our credit agreement. We will be required to pay a commitment fee to the lenders of our revolving credit facility in respect of the unutilized commitments thereunder.

Projected 2019 capital expenditures and expenditures related to contract manufacturers are expected to be approximately $250 million. We anticipate investing between $525 million and $600 million (inclusive of the $250 million referred to above) to increase our lithium carbonate capacity to at least 60 kMT by the end of 2025. We intend to expand our lithium carbonate capacity in phases, and expect to reach capacity of 32 kMT by the end of 2020, 42 kMT by the end of 2022 and 52 kMT by the end of 2024 before reaching the anticipated capacity of at least 60 kMT by the end of 2025, and intend to spend approximately half of the anticipated expenditures prior to the end of 2022, with the remainder spent by the end of 2025. We also expect to invest between $80 million and $170 million to expand our lithium hydroxide capacity to approximately 55 kMT by the end of 2025. Similar to our lithium carbonate expansion plans, we intend to expand our lithium hydroxide capacity in phases and to expand to at least 33 kMT by the end of 2020 and 48 kMT by the end of 2023 before reaching the anticipated capacity of 55 kMT by the end of 2025. We intend to spend approximately $30 million to $50 million before the end of 2020 and the remainder thereafter. In the next five years, inclusive of the expenditures referenced in this paragraph, we expect to spend $1.0 billion on maintenance and expansion projects.

We believe that our available cash and cash from operations, together with borrowing availability under our credit agreement, will provide adequate liquidity for the next twelve months. Access to capital and the availability of financing on acceptable terms in the future will be affected by many factors, including our credit rating, economic conditions, and the overall liquidity of capital markets.

Revolving Credit Facility

On or about the date of this offering, Livent will enter into a Credit Agreement among Livent and one of its subsidiaries, as borrowers (the “Borrowers”), the lenders party thereto (the “Lenders”), Citibank, N.A., as administrative agent, and certain other financial institutions party thereto, as joint lead arrangers (the “Credit Agreement”).

The Credit Agreement provides for a $400 million senior secured revolving credit facility, $50 million of which is available for the issuance of letters of credit for the account of the Borrowers, with an option, subject to certain conditions and limitations, to increase the aggregate amount of the revolving credit commitments to $600 million (the “Revolving Credit Facility”). The issuance of letters of credit and the proceeds of revolving credit loans made pursuant to the Revolving Credit Facility are available, and will be used, for general corporate purposes, including capital expenditures and permitted acquisitions, of the Borrowers and their subsidiaries.

Amounts under the Revolving Credit Facility may be borrowed, repaid and re-borrowed from time to time until the final maturity date of the Revolving Credit Facility, which will be the fifth anniversary of the Revolving Credit Facility’s effective date. Voluntary prepayments and commitment reductions under the Revolving Credit Facility are permitted at any time without any prepayment premium upon proper notice and subject to minimum dollar amounts.

Revolving loans under the Credit Agreement will bear interest at a floating rate, which will be a base rate or a Eurodollar rate equal to the London interbank offered rate for the relevant interest period, plus, in each case, an applicable margin based on the Company’s leverage ratio, as determined in accordance with the provisions of the Credit Agreement. The base rate will be the greatest of: the rate of interest announced publicly by Citibank, N.A. in New York City from time to time as its “base rate”; the federal funds effective rate plus 0.5%; and a Eurodollar rate for a one-month interest period plus 1%. The Company is required to pay a commitment fee quarterly in arrears on the average daily unused amount of each Lender’s revolving credit commitment at a rate equal to an applicable percentage based on the Company’s leverage ratio, as determined in accordance with the provisions of the Credit Agreement. The applicable margin and the commitment fee are subject to adjustment as provided in the Credit Agreement.

The Borrowers’ present and future domestic material subsidiaries (the “Guarantors”) will guarantee the obligations of the Borrowers under the Revolving Credit Facility. The obligations of the Borrowers and the Guarantors are secured by all of the present and future assets of the Borrowers and the Guarantors, including the Borrowers’ facility and real estate in Bessemer City, North Carolina, subject to certain exceptions and exclusions as set forth in the Credit Agreement and other security and collateral documents.

The Credit Agreement contains certain affirmative and negative covenants that are binding on the Borrowers and their subsidiaries, including, among others, restrictions (subject to exceptions and qualifications) on the ability of the Borrowers and their subsidiaries to create liens, to undertake fundamental changes, to incur debt, to sell or dispose of assets, to make investments, to make restricted payments such as dividends, distributions or equity repurchases, to change the nature of their businesses, to enter into transactions with affiliates and to enter into certain burdensome agreements.

In addition, the Credit Agreement requires the Company to abide by certain financial covenants calculated for the Company and its subsidiaries on a consolidated basis. Specifically, the Credit Agreement requires that the Company and its subsidiaries not:

•

Permit a Consolidated Total Net Leverage Ratio (as defined in the Credit Agreement) as of the last day of any period of four consecutive fiscal quarters of the Company to be more than 3.50 to 1.00; and

•	Permit a Minimum Interest Coverage Ratio (as defined in the Credit Agreement) as of the last day of any period of four consecutive fiscal quarters of the Company to be less than 3.50 to 1.00.

The Credit Agreement contains customary events of default (which are, in some cases, subject to certain exceptions, thresholds, notice requirements and grace periods), including, among others, non-payment of principal or interest or other amounts, misrepresentation, failure to perform or observe covenants, cross-defaults with certain other indebtedness or material agreements, certain change in control events, voluntary or involuntary bankruptcy proceedings, certain judgments or decrees, invalidity of the Credit Agreement or any security or collateral documents, and certain ERISA events. The Credit Agreement also contains certain representations, warranties and conditions, in each case as set forth in the Credit Agreement.

Six Months Ended June 30, 2018 vs. 2017

Statement of Cash Flows

Cash provided by operating activities was $18.0 million and $13.6 million for the six months ended June 30, 2018 and 2017, respectively.

The table below presents the components of net cash provided by operating activities.

	Six Months Ended June 30,
(in Millions)	2018	2017
Income from operations before non-operating pension expense and settlement charges (income) and income taxes	$83.6	$34.8
Special charges and depreciation and amortization (1)	10.9	10.9

Operating income before depreciation and amortization (Non-GAAP) (2)	$94.5	$45.7
Change in trade receivables, net (3)	(28.1)	(30.2)
Change in inventories (4)	(3.3)	7.9
Change in accounts payable (5)	(14.2)	4.9
Change in advance payments from customers	(1.8)	(1.5)
Change in all other operating assets and liabilities (6)	(13.9)	(8.3)
Restructuring and other spending	(0.6)	(0.1)
Environmental spending, continuing, net of recoveries	(0.1)	(0.2)
Tax payments, net of refunds (7)	(14.5)	(4.6)

Cash provided by operating activities	$18.0	$13.6

(1)	Represents the sum of restructuring and other charges and depreciation and amortization.
(2)	Referred to as Adjusted EBITDA. See note 2 in “Prospectus Summary—Summary Historical and Unaudited Pro Forma Combined Financial Data” for a reconciliation to GAAP.
(3)

The change in cash flows related to trade receivables in 2018 and 2017 were primarily driven by timing of collections. The increase in each year was also the result of higher revenues in each period compared to the corresponding comparable prior period.

(4)	The change in cash flows related to inventories is a result of decreased inventory levels due to higher sales volume.
(5)

The change in cash flows related to accounts payable is primarily driven by timing of payments made to suppliers and vendors. The 2018 period is also impacted by a significant decrease in payables that built in 2017 associated with a lithium hydroxide manufacturing agreement. This manufacturing agreement and its impact on working capital is discussed in more detail within footnote 3 on page 63.

(6)

Changes in all periods presented primarily represent timing of payments associated with all other operating assets and liabilities. Please see the condensed combined statements of cash flows included within the interim combined financial statements for disaggregation of the components that make up this line item.

(7)	Tax payments in 2018 increased due to higher global earnings in the period compared to the prior year period.

Cash required by investing activities was $26.8 million and $25.0 million for the six months ended June 30, 2018 and 2017, respectively.

The change in cash required by investing activities is primarily due to our investments in production capacity of lithium carbonate and hydroxide resulting in increased capital expenditures. These were offset by a prepayment of $10.0 million to Nemaska under a long-term supply agreement for lithium carbonate in 2017.

Cash provided by financing activities was $9.1 million and $8.6 million for the six months ended June 30, 2018 and 2017, respectively.

As FMC managed our cash and financing arrangements, all excess cash generated through earnings were deemed remitted to FMC and all sources of cash were deemed funded by FMC.

2017 vs. 2016

Statement of Cash Flows

Cash provided by operating activities was $58.3 million and $51.0 million for the year ended December 31, 2017 and 2016, respectively.

The table below presents the components of net cash provided by operating activities.

	Year ended December 31,
(in Millions)	2017	2016
Income from operations before non-operating pension expense and settlement charges, interest expense, net and income taxes	$101.5	59.0
Special charges and depreciation and amortization (1)	24.6	15.8

Operating income before depreciation and amortization (Non-GAAP) (2)	$126.1	$74.8
Change in trade receivables, net (3) (4)	(71.3)	(8.3)
Change in inventories (5)	6.9	(7.9)
Change in accounts payable (3) (6)	32.5	1.8
Change in accrued customer rebates	—	(0.4)
Change in advance payments from customers	(0.4)	1.6
Change in all other operating assets and liabilities (7)	(11.3)	22.7
Restructuring and other spending	(0.9)	—
Environmental spending, continuing, net of recoveries	(0.3)	(0.5)
Pension and other postretirement benefit contributions (8)	(1.1)	(24.3)
Tax payments, net of refunds (9)	(21.9)	(7.7)
Net interest payments	—	(0.8)

Cash provided by operating activities	$58.3	$51.0

(1)	Represents the sum of restructuring and other charges and depreciation and amortization.
(2)	Referred to as Adjusted EBITDA.
(3)

During 2016, we entered into an exclusive lithium hydroxide manufacturing agreement with a contract manufacturer in China as part of an expansion of our lithium hydroxide production capabilities. We sell lithium carbonate to the contract manufacturer for use as feedstock. We purchase the lithium hydroxide produced by the contract manufacturer to sell on to our end customers. We do not recognize revenue or profit on our transactions with the contract manufacturer, but our working capital balances are impacted; specifically accounts receivable and accounts payable.

(4)

The change in cash flows related to trade receivables in 2017 and 2016 were primarily driven by higher revenues as well as the agreement with the contract manufacturer which was $46.5 million of the increase discussed above.

(5)	Changes in inventory are a result of decreased inventory levels due to higher sales volume as well as the impacts of the contract manufacturing agreement noted above.
(6)

The change in cash flows related to accounts payable is primarily driven by timing of payments made to suppliers and vendors as well as the new payables of $25.4 million associated with the arrangement with the contract manufacturer discussed above.

(7)

Changes in all periods presented primarily represent timing of payments associated with all other operating assets and liabilities. Amounts in 2016 also include cash receipts of $15.9 million related to collections from the Argentina government which largely did not repeat in 2017. Please see the combined statements of cash flows included within the annual combined financial statements for disaggregation of the components that make up this line item.

(8)

Amounts represent contributions to the U.K. Plan of $1.1 million and $24.3 million which were primarily made to annuitize the remaining pension obligation, respectively. The plan was annuitized in 2016 and then the buy-out of the annuity occurred in 2017 which terminated the plan.

(9)	Tax payments in 2017 are significantly higher due to tax payments primarily associated with the 2017 U.S. Tax Cuts and Job Act which are ultimately funded by FMC.

Cash required by investing activities was $62.5 million and $31.3 million for the year ended December 31, 2017 and 2016, respectively.

The change in cash required by investing activities is primarily due to our investments in production capacity of lithium carbonate and hydroxide resulting in increased capital expenditures. In 2017, we made a prepayment of $10.0 million to Nemaska under a long-term supply agreement for lithium carbonate.

Cash provided (required) by financing activities was $1.5 million and $(18.6) million for the year ended December 31, 2017 and 2016, respectively.

As FMC managed our cash and financing arrangements, all excess cash generated through earnings were deemed remitted to FMC and all sources of cash were deemed funded by FMC. Additionally, 2016 included repayments of third-party debt of our Argentine subsidiary that were fully paid off during the period.

Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2017.

Contractual Commitments	Expected Cash Payments by Year
(in millions)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations	$—	$—	$—	$—	$—
Operating lease obligations (1)	$8.3	$0.7	$1.5	$1.4	$4.7

Total (2)	$8.3	$0.7	$1.5	$1.4	$4.7

(1)	Obligations associated with operating leases.
(2)

As of December 31, 2017, the liability for uncertain tax positions was $7.5 million. This liability is excluded from the table above. Additionally, projected 2018 net environmental remediation spending of $0.5 million is also excluded from the table above. Due to the high degree of uncertainty regarding the timing of potential future cash flows associated with these liabilities, we are unable to make a reasonably reliable estimate of the amount and periods in which these liabilities might be paid.

Recently Adopted and Issued Accounting Pronouncements and Regulatory Items

See Note 4 “Recently Issued and Adopted Accounting Pronouncements and Regulatory Items” to our unaudited condensed combined financial statements included in this prospectus.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. We may remain an emerging growth company for up to five years, although we will lose that status as of the last day of the fiscal year in which we have more than $1.07 billion of revenues, have more than $700.0 million in market value of our common stock held by non-affiliates (assessed as of the most recently completed second quarter), or if we issue more than $1.0 billion of non-convertible debt over a three-year period.

Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

Critical Accounting Policies

These combined financial statements were prepared in conformity with U.S. GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We have described our accounting policies in Note 3 “Summary of Significant Accounting Policies” to our combined financial statements included in this prospectus. We have reviewed these accounting policies, identifying those that we believe to be critical to the preparation and understanding of our combined financial statements. Critical accounting policies are central to our presentation of results of operations and financial condition in accordance with U.S. GAAP and require management to make estimates and judgments on certain matters. We base our estimates and judgments on historical experience, current conditions and other reasonable factors.

Revenue recognition and trade receivables

We recognize revenue when the earnings process is complete, which is generally upon transfer of title. This transfer typically occurs either upon shipment to the customer or upon receipt by the customer. In all cases, we apply the following criteria in recognizing revenue: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collection is reasonably assured. Rebates due to customers are accrued as a reduction of revenue in the same period that the related sales are recorded based on the contract terms.

We record amounts billed for shipping and handling fees as revenue. Costs incurred for shipping and handling are recorded as costs of sales and services. Amounts billed for sales and use taxes, value-added taxes, and certain excise and other specific transactional taxes imposed on revenue-producing transactions are presented on a net basis and excluded from revenue in the combined statement of operations. We record a liability until remitted to the respective taxing authority.

Trade receivables consist of amounts owed from customer sales and are recorded when revenue is recognized. The allowance for trade receivables represents our best estimate of the probable losses associated with potential customer defaults. In developing our allowance for trade receivables, we use a two-stage process which includes calculating a general formula to develop an allowance to appropriately address the uncertainty surrounding collection risk of our entire portfolio and specific allowances for customers where the risk of collection has been reasonably identified either due to liquidity constraints or disputes over contractual terms and conditions.

Our method of calculating the general formula consists of estimating the recoverability of trade receivables based on historical experience, current collection trends, and external business factors such as economic factors, including regional bankruptcy rates, and political factors. Our analysis of trade receivable collection risk is performed quarterly, and the allowance is adjusted accordingly.

On January 1, 2018, Accounting Standards Update 2014-09, Revenue from Contracts with Customers, became effective. See Note 4 to the unaudited condensed combined financial statements included in this prospectus for more information.

Impairments and valuation of long-lived assets

Our long-lived assets primarily include property, plant and equipment. We test for impairment whenever events or circumstances indicate that the net book value of our property, plant and equipment may not be recoverable from the estimated undiscounted expected future cash flows expected to result from their use and eventual disposition. In cases where the estimated undiscounted expected future cash flows are less than net book value, an impairment loss is recognized equal to the amount by which the net book value exceeds the estimated fair value of assets, which is based on discounted cash flows at the lowest level determinable. The estimated cash flows reflect our assumptions about selling prices, volumes, costs and market conditions over a reasonable period of time.

See Note 6 to our unaudited condensed combined financial statements included elsewhere in this prospectus for charges associated with long-lived asset disposal costs and the activity associated with the restructuring reserves.

Income taxes

We have recorded a valuation allowance to reduce deferred tax assets in certain jurisdictions to the amount that we believe is more likely than not to be realized. In assessing the need for this allowance, we have considered a number of factors including future taxable income, the jurisdictions in which such income is earned and our ongoing tax planning strategies. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Similarly, should we conclude that we would be able to realize certain deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Additionally, we file income tax returns in the United States and various state and foreign jurisdictions, as part of a FMC legal entity. Certain income tax returns for FMC entities taxable in the U.S. and significant foreign jurisdictions are open for examination and adjustment. We assess our income tax positions and record a liability for all years open to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. We adjust these liabilities, if necessary, upon the completion of tax audits or changes in tax law.

On December 22, 2017, the Tax Act was enacted in the United States. The Tax Act reduces the U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign sourced earnings.

As of June 30, 2018, we had not completed our accounting for the tax effects of enactment of the Tax Act, however, we have made a reasonable estimate of the effects on our existing deferred tax balances and the one-time transition tax.

Quantitative and Qualitative Disclosures About Market Risk

Our earnings, cash flows and financial position are exposed to market risks relating to fluctuations in commodity prices, foreign currency exchange rates and interest rates. Our financial instruments are trade receivables and trade payables. These financial instruments are recorded at cost, which approximates fair value due to the short-term nature of the instruments. FMC also entered into derivative contracts to hedge exposures at the corporate level.

Commodity Price Risk

Many of the products we purchase are commodities whose price is determined by the market’s supply and demand for such products. Price fluctuations in our selling prices and key costs, including energy, have a significant effect on our financial performance. Energy costs are diversified among electricity and natural gas. As of June 30, 2018, we had no open commodity contracts. As a result, there was no sensitivity analysis performed over commodity price risk for the current period.

Foreign Currency Exchange Rate Risk

Our worldwide operations expose us to currency risk from sales, purchases, expenses and loans denominated in currencies other than the U.S. dollar, our functional currency. The primary currencies for which we have exchange rate exposure are the Euro, the British pound, the Chinese yuan, the Argentine peso, and the Japanese yen. Foreign currency debt and foreign exchange forward contracts are used in countries where we do business, thereby reducing our net asset exposure. Foreign exchange forward contracts are also used to hedge firm and highly anticipated foreign currency cash flows. We currently do not hedge foreign currency risks associated with the Argentine peso due to the limited availability and the high cost of suitable derivative instruments.

Based on a 10% change in foreign currency rates to our derivative instruments, the strengthening and weakening of the dollar against these currencies as of June 30, 2018 would have increased or decreased our net income for the six months ended June 30, 2018 by $10.5 million and $10.3 million, respectively. The same 10% change in foreign currency rates as of December 31, 2017 would have increased or decreased our net income for the year ended December 31, 2017 by $8.0 million and $12.6 million, respectively. This analysis assumes that all remaining variables, including interest rates, remain constant.

Interest Rate Risk

Following this offering, we will have no outstanding debt, but we will have $400 million of variable debt available for borrowing and will be exposed to interest rate risk arising from fluctuations in interest rates. At this time, we do not intend to use any interest rate swaps to manage this risk, but may at a point in the future.

INDUSTRY OVERVIEW

Lithium is a soft, naturally occurring, silvery-white metal that is widely used in a range of energy storage and industrial applications. Lithium is the lightest of all metals and has the highest specific heat capacity among all elements, a high charge density and low thermal expansion properties, enabling high-performance characteristics in end use applications that could not otherwise be achieved. These unique chemical and physical properties make it ideally suited for use in a variety of commercial applications.

Prior to 2000, lithium was primarily used in a wide range of industrial market applications, including air treatment, ceramics, glass, greases, metallurgy, non-rechargeable batteries, pharmaceuticals and polymers. According to Roskill, industrial applications accounted for over 50% of the end market use of lithium in 2017, as measured in LCE, which is the standard unit of measurement used in the industry to equilibrate lithium content across different types of lithium compounds.

Lithium Consumption in 2017

2017 Lithium Consumption by Application	2017 Lithium Consumption by Product

Source: Roskill

Note: Figures shown on an LCE basis

(1)   Refers to both rechargeable battery and primary battery applications

(2)   Refers to both ceramics and glass-ceramics applications

(3)   Refers to metallurgical powders, air treatment and other applications

Source: Roskill

Note: Figures shown on an LCE basis

(1)   Refers to both battery-grade lithium carbonate and technical grade lithium carbonate

(2)   Refers to technical grade lithium hydroxide

(3)   Refers to battery-grade lithium metal

(4)   Refers to mineral, lithium bromide and other lithium compounds

Lithium’s use in energy storage applications accelerated in the 1990’s with the introduction of a commercially viable, rechargeable, lithium-ion battery. Lithium-ion battery technology provided a more efficient, longer-lasting and lighter alternative to incumbent battery technologies. The introduction and adoption of portable electronic devices over the past two decades fueled the initial growth in demand for lithium compounds in energy storage applications. In recent years, advancements in lithium-ion battery technology have resulted in increased adoption of lithium-ion batteries for use in powering EVs.

According to Roskill, in 2017, smartphones contained an average of 0.008 kg LCE per device, plug-in hybrid electric vehicles (“PHEVs”) contained an average of 9 kg LCE per vehicle, while BEVs contained an average of 42 kg LCE per vehicle with longer-range BEVs containing even higher quantities of lithium compounds.

Overview of Lithium Compounds

Lithium is a highly reactive metal that is rarely consumed in its pure form. Instead, lithium is consumed as a compound created through a chemical process. We believe lithium compounds can be characterized as either performance lithium compounds or base lithium compounds. The below chart shows the most frequently consumed lithium compounds in each category.

Base Lithium Compounds	Performance Lithium Compounds
• Lithium Carbonate	• Lithium Hydroxide (battery grade & non-battery)
• Lithium Chloride	• Butyllithium
• High Purity Lithium Metal

According to Roskill, the estimated total consumption of lithium compounds in 2017 was approximately 212 kMT LCE. Over the next decade, Roskill forecasts that total consumption will increase to approximately 878 kMT LCE. Over the same period, Roskill forecasts that consumption of performance lithium compounds will increase to 53% of total consumption of lithium compounds, driven by growth in battery-grade lithium hydroxide.

Forecasted Consumption Growth in Base and Performance Lithium Compounds

Source: Roskill

(1)	Refers to the two compounds listed under “Base Lithium Compounds” and direct mineral sales
(2)	Refers to the three compounds listed under “Performance Lithium Compounds” as well as lithium bromide and other lithium compounds

Performance Lithium Compounds

Performance lithium compounds are produced through chemical processes that utilize base lithium compounds, primarily lithium carbonate and lithium chloride, as inputs. The production of performance lithium compounds requires extensive manufacturing process technology and application know-how as products are required to meet specific performance requirements in each customer’s manufacturing application. As a result, performance lithium compounds are often developed in collaboration with customers and undergo rigorous qualification processes to ensure they can meet these requirements. Customer qualification processes take approximately twelve months and may be longer depending on the product, customer and application. Performance lithium compounds are priced based on product performance and the technical service producers can offer customers. We believe we are one of a limited number of companies today with the proven ability to produce performance lithium compounds capable of consistently meeting customer product performance requirements.

Battery-Grade Lithium Hydroxide Expected to Drive

Significant Growth of Performance Lithium Compounds

Lithium Compound	+	Primary Performance Application	Market Size(1) kMT (2017)	Market Size(1) kMT (2027)	10-Year CAGR (2017-2027)	Market Share(1) of Total Lithium Compounds (2017)	Market Share(1) of Total Lithium Compounds (2027)

Battery-grade Lithium Hydroxide		• Electric Vehicles	20.0	398.8	34.9%	9.5%	45.4%

Non-Battery Lithium Hydroxide		• High performance Greases	14.3	16.7	1.5%	6.8%	1.9%

Butyllithium(2)		• Polymer • Pharmaceutical	9.5	12.8	3.0%	4.5%	1.5%

High Purity Lithium Metal and Other(3)		• Primary Battery • Aerospace	23.6	32.8	3.4%	11.1%	3.7%

Total			67.4	460.9	21.2%	31.9%	52.5%

Source: Roskill

Note: Figures shown on an LCE basis

(1)	Market size and share based on consumption
(2)	Includes butyllithium by-products that are sold as different products
(3)	Other includes lithium fluoride, lithium bromide and other smaller product lines

Battery-Grade Lithium Hydroxide

Battery-grade lithium hydroxide is primarily used to produce high nickel content cathode materials for use in EV battery applications. High nickel content cathodes enable the production of higher energy density batteries, allowing vehicles to achieve greater driving range between charges for the same battery weight. According to Bloomberg New Energy Finance, high nickel content cathodes are expected to be increasingly adopted in evolving battery technologies over the coming years, and since production of these cathodes requires the use of battery-grade lithium hydroxide, demand for this compound is expected to grow significantly.

We primarily sell battery-grade lithium hydroxide to the high-growth EV battery market, but we also serve a sub-set of the grease market by selling to producers of high performance greases.

Non-Battery Lithium Hydroxide

Non-battery lithium hydroxide is primarily sold into grease applications for use in automobiles, aircraft, railcars and agricultural and other types of equipment. Lithium greases are non-corrosive, extremely versatile and work well in a wide range of temperatures and weather conditions. According to the annual grease survey conducted by NLGI (formerly known as the National Lubricating Grease Institute), over 70% of worldwide grease production is lithium-based, and lithium hydroxide is the key raw material used in the grease manufacturing process.

Butyllithium

Butyllithium is an organolithium compound used to initiate polymerization in the manufacturing of synthetic rubber and other polymers. One of the primary applications for synthetic rubber is in the production of fuel-efficient “green” tires. Compared to traditional tires, “green” tires are more fuel efficient as they offer lower rolling resistance, better wet grip and reduced noise and wear resistance. As a chemical reagent, butyllithium is used in the synthesis of certain organic compounds, including active pharmaceutical ingredients, agrochemicals and electronic materials.

Due to the hazardous nature of transporting, storing and using butyllithium, customers prefer to minimize inventory held at their manufacturing sites. Consequently, consumers of butyllithium prefer suppliers who are located in the same regions with the ability to provide safe-handling and technical support. We are one of only two butyllithium producers with manufacturing facilities in multiple countries. Our global footprint includes the United States, the United Kingdom, China and India.

High Purity Lithium Metal

High purity lithium metal is mainly used in aluminum alloys and non-rechargeable lithium batteries. In aluminum alloys, high purity lithium metal is used to impart specific strength and weight characteristics in aerospace applications. Currently, we are the only producer of high purity lithium metal in the Western Hemisphere.

Base Lithium Compounds

Base lithium compounds are produced through the extraction and processing of lithium bearing resources, which are either brine or hard rock. After extraction, the source materials are further processed into higher concentration compounds which are typically used to produce lithium carbonate and lithium chloride and, in the case of hard rock, lithium hydroxide. Base lithium compounds are typically produced to standard specifications, such as minimum lithium content or maximum impurity levels, depending on the end use application. Base lithium compounds are primarily used in energy storage, glass, ceramics and general industrial applications. Lithium carbonate and lithium chloride are also used as feedstock in the production of performance lithium compounds.

Lithium Carbonate Is Expected To Drive Growth of Base Lithium Compounds

Lithium Compound	Primary Performance Application	Market Size(1) kMT (2017)	Market Size(1) kMT (2027)	10-Year CAGR (2017-2027)	Market Share(1) of Total Lithium Compounds (2017)	Market Share(1) of Total Lithium Compounds (2027)

Lithium Carbonate	• Electronics
	• Ceramics	104.9	366.7	13.3%	49.6%	41.8%
	• Electric Vehicles

Lithium Chloride & Other(2)	• Air Treatment	39.3	50.0	2.4%	18.6%	5.7%

Total		144.1	416.7	11.2%	68.1%	47.5%

Source: Roskill

Note: Figures shown on an LCE basis. Market size figures exclude compounds used as feedstock in performance lithium compound production

(1)	Market size and share based on consumption
(2)	Other includes lithium mineral compounds

Lithium Carbonate

Lithium carbonate is primarily used in energy storage, glass and ceramics applications, and is also used as a feedstock in the production of lithium hydroxide and specialty lithium compounds. In energy storage applications, lithium carbonate’s use is limited to portable electronic devices and in EV applications that require lower energy density, such as lithium iron phosphate, lithium cobalt oxide and lower nickel content lithium nickel manganese cobalt oxide cathode materials. Lithium carbonate is an odorless, white powder of a specific particle size. Standard quality specifications for lithium carbonate include a minimum lithium carbonate concentration (as a percentage of weight) of 99.3% and maximum concentrations of sodium oxide, calcium oxide, sulfate, and iron oxide of 0.2%, 0.05%, 0.1% and 0.003%, respectively.

According to Roskill, our facility in Argentina is one of the lowest cost sources of lithium carbonate in the world. We consume almost all the lithium carbonate we produce internally, with minimal external sales.

Lithium Chloride

Lithium chloride is primarily used in the production of performance lithium compounds such as butyllithium and high purity lithium metal. Lithium chloride is also used in limited industrial applications such as air treatment. Lithium chloride is composed of free-flowing white crystals. Standard quality specifications for lithium chloride include a minimum lithium chloride concentration (as a percentage of weight) of 98.5% and maximum concentrations of water, potassium chloride, sodium chloride and calcium chloride of 0.6%, 0.5%, 0.6% and 0.02%, respectively.

Based on our cost position in the production of lithium carbonate, we believe that we are one of the lowest cost producers of lithium chloride in the world. We consume almost all the lithium chloride we produce internally, with minimal external sales.

Pricing of Base Lithium Compounds

There are no official price indices for base lithium compounds and most publicly available prices for base lithium compounds are estimates prepared by industry participants. We sell the majority of our products pursuant to long-term agreements at pre-negotiated prices, not spot prices, and the contracted price at which we sell our products typically differs materially from publicly available industry price estimates. In addition, the majority of our sales are of performance lithium compounds.

Electric Vehicles Are Expected To Be The Dominant Driver Of Demand For Lithium Compounds

According to Roskill, 1.2 million EVs were sold globally in 2017. Roskill forecasts the annual EV sales rate will accelerate to reach 19.6 million EVs sold by 2027 and, according to Bloomberg New Energy Finance, sales are expected to increase to 60.2 million EVs by 2040, representing a penetration rate of 55% of all vehicles sold annually. The primary drivers of this forecasted growth in EV sales are expected to be government policies (particularly in China), new regulations (particularly in Europe), and steadily increasing consumer adoption, as evidenced by a wider availability of EV models produced by OEM manufacturers.

Governments have instituted incentives and other subsidies to support the development of EVs by automotive OEMs and to increase consumer adoption of EVs. According to Bloomberg New Energy Finance, China is the largest EV market, accounting for approximately 49% of global EV sales in 2017. China’s government has declared that the electric vehicle industry is of strategic importance over the long term. The “new energy” vehicle industry is one of ten industries targeted as a key effort to further the “Made in China” initiative by 2025. In addition to China, several other countries have also announced plans to phase out and eventually replace ICE vehicles with BEV models by 2040.

We believe the growth in the EV market in China has been aided by various incentive programs extended by the Chinese government to both automakers and consumers. In September 2017, China issued a New Energy Vehicles (including BEVs and PHEVs) credit mandate, which will become effective in 2019, and in 2018, the Chinese government adjusted its subsidy policy to favor BEVs that offer longer driving ranges.

In response to the changing government policies and incentives favoring EVs, OEMs have announced plans to expand EV lines in the future. The chart below summarizes EV production plans from many major OEMs.

[1]	Reflects announcements made through June 30, 2018

In addition to expanding their offering of EV models, automotive OEMs are focused on improving total energy density and reducing weight in batteries to increase the driving range of EVs. To achieve these improvements, EV battery manufacturers are increasingly using high nickel content cathode materials that contain less cobalt and more nickel, while the lithium content remains largely unchanged.

High nickel content cathode technologies include lithium nickel-cobalt-aluminum oxide (“NCA”) and lithium nickel-manganese-cobalt oxide containing 80% nickel (“NMC 811”). NCA cathodes are already used in leading BEV models, and automotive OEMs’ roadmaps for new BEV models indicate an increasing transition to NMC 811. According to Bloomberg New Energy Finance, the market share of high nickel content cathodes for passenger EVs is expected to increase to 85% in 2027 from 34% in 2017. Due to the underlying chemistry, battery-grade lithium hydroxide is required in the manufacturing of high nickel content cathode material, whereas lithium carbonate is used in lower energy density EV battery applications.

Over the next decade, EV adoption, particularly BEVs, is expected to be the dominant growth driver for demand of both lithium carbonate and battery-grade lithium hydroxide compounds. According to Roskill, 2017 demand for lithium compounds used in EVs accounted for approximately 52 kMT LCE, representing 25% of total demand for lithium compounds on an LCE basis. This demand is expected to grow to approximately 675 kMT LCE in 2027, representing 77% of total forecasted demand for lithium compounds on an LCE basis. Additionally, the evolution of EV battery technology to high nickel content cathodes is expected to further accelerate growth in battery-grade lithium hydroxide.

Strong Growth Forecasted in EVs and EV Battery Demand for Lithium Compounds

Type of Vehicle	2017 Vehicles (Millions)	2027 Vehicles (Million)	10-Year Vehicle CAGR	2017 Lithium Compound Consumption	2027 Lithium Compound Consumption	10-Year CAGR

Battery Electric Vehicle	0.8	15.5	34.3%	46 kMT	598 kMT	29.3%

Plug-in Hybrid Electric Vehicle	0.4	4.1	25.7%	6 kMT	77 kMT	29.8%

Source: Roskill

Note: Consumption figures shown on an LCE basis and include both lithium hydroxide and lithium carbonate

Demand for Performance Lithium Compounds

According to Roskill, the global consumption of performance lithium compounds in 2017 was approximately 67 kMT LCE, representing 32% of total consumption of lithium compounds on an LCE basis. Roskill forecasts that this consumption is expected to grow to approximately 461 kMT LCE by 2027, representing 53% of total consumption of lithium compounds on an LCE basis. Demand for battery-grade lithium hydroxide is expected to be the primary driver of this growth.

Source: Roskill

Electric Vehicles Expected to Drive Demand for Battery-Grade Lithium Hydroxide

According to Roskill, the market for battery-grade lithium hydroxide was approximately 20 kMT LCE in 2017, and is expected to grow at a CAGR of 35% through 2027 to 399 kMT LCE. The accelerating adoption of EVs, particularly BEVs, is expected to be the dominant driver of growth in demand for battery-grade lithium hydroxide over the next decade. As referenced above, substantial growth in EVs is expected as the electrification of the transportation market accelerates.

Grease Applications Expected to Drive Demand for Non-Battery Lithium Hydroxide

According to Roskill, the market for non-battery lithium hydroxide was approximately 14 kMT LCE in 2017, and is expected to grow at a CAGR of 2% through 2027 to approximately 17 kMT LCE. The primary driver of demand for non-battery lithium hydroxide is greases, where it is used to impart the desired performance properties of greases for automobile, aircraft, railcar, agricultural and other types of equipment applications.

According to Roskill, on a combined basis, the market for both battery-grade and non-battery lithium hydroxide is forecast to grow at a CAGR of 28% through 2027, reaching a total of 415 kMT LCE.

Polymers Expected to Drive Demand for Butyllithium

According to Roskill, the market for butyllithium was approximately 9 kMT LCE in 2017, and is expected to grow at a CAGR of 3% through 2027 to 13 kMT LCE. Butyllithium has been used for over 50 years as a catalyst for polymer production, including synthetic rubbers and thermoplastic elastomers. One of the fastest growing applications for synthetic rubber is in the production of “green” tires. Compared to traditional tires, “green” tires are more fuel efficient as they offer lower rolling resistance, better wet grip and reduced noise and wear resistance.

Alloys and Primary Batteries Expected to Drive Demand for High Purity Lithium Metal

According to Roskill, the market for high purity lithium metal was approximately 4 kMT LCE in 2017 and is expected to grow at a CAGR of 9% through 2027 to 10 kMT LCE. Growth in high purity lithium metal is being driven by light-weighting and fuel-efficiency trends in aerospace applications, as well as continued demand in primary batteries used in household, medical and military applications.

Demand for Base Lithium Compounds

According to Roskill, the global demand for base lithium compounds in 2017 was approximately 144 kMT LCE, representing 68% of total demand for lithium compounds on an LCE basis. Roskill forecasts that this demand is expected to grow to approximately 417 kMT LCE by 2027, representing 47% of total demand for lithium compounds on an LCE basis. Demand for lithium carbonate is expected to be the primary driver of this growth.

Global Forecasted Consumption of Base Lithium Compounds

Source: Roskill

(1)	Includes other industrial base lithium products in other forms including ores and brines

Energy Storage Expected to Drive Demand for Lithium Carbonate

According to Roskill, the market for lithium carbonate was approximately 105 kMT LCE in 2017 and is expected to grow at a CAGR of 13% through 2027 to a total of approximately 367 kMT LCE. Lithium carbonate is the most commonly used lithium compound in terms of volume, largely due to the rapid growth over the last decade in portable electronic devices, which use lithium-based cathodes in their batteries. In addition, early generation EV batteries use lithium carbonate-based cathode chemistries.

Lithium carbonate growth is expected to be underpinned by increasing adoption rates of EVs including PHEVs, e-Buses, commercial vehicles, e-bikes and lower-performance passenger BEVs, as well as by emerging grid storage applications. In addition, lithium carbonate is increasingly used as a feedstock for battery-grade lithium hydroxide.

Total Demand for Lithium Compounds

According to Roskill, the market for all lithium compounds, on a combined basis, was approximately 212 kMT LCE in 2017 and is expected to grow at a CAGR of 15.3% through 2027 to a total of approximately 878 kMT LCE. Performance lithium compounds are expected to experience the fastest growth out of the two types, increasing share of the market from 32% in 2017 to 53% in 2027.

Global Forecasted Consumption for Lithium Compounds

Source: Roskill

Supply of Lithium Compounds

According to Roskill, the global supply of all lithium compounds was 270 kMT LCE in 2017. Six producers, namely Livent, Albemarle Corporation, SQM, Tianqi, Jiangxi Ganfeng Lithium and Orocobre, accounted for approximately 86% of the total 2017 supply.

Production of Base Lithium Compounds from Mineral Deposits

Base lithium compounds are produced through the extraction and processing of two broad lithium bearing resources, brine and hard rock mineral deposits. According to Roskill, in 2017 brine deposits accounted for approximately 35% of production, with the remaining 65% coming from hard rock minerals. The chart below highlights some of the key characteristics when extracting lithium compounds from brine versus hard rock deposits.

Major Types and Processing Characteristics of Lithium Bearing Deposits

•  Lithium concentration level of 250 – 2,000 ppm

•  Primarily uses solar evaporation

•  Energy efficient

•  Low variable cost

•  Concentrated in Argentina, Bolivia and Chile with known deposits in China and U.S

•  Lithium oxide concentration level of 0.5% – 2.5%

•  Requires mining operations

•  Energy intensive beneficiation

•  High variable cost

•  Significant deposits in Australia, with known deposits globally including Canada and China

The capital investment and operating costs of brine and hard rock mineral deposits differ as a result of the characteristics outlined above. The initial capital investment required to start production from brine deposits is typically higher than those associated with hard rock mineral deposits due to their remote geographic location and the infrastructure required to concentrate lithium. However, once the infrastructure has been successfully built the operating costs of a brine deposit are lower than that of a hard rock mineral deposit. Consequently, brine operations typically occupy the lower half of the cost curve on an LCE basis. According to Roskill, in 2018 our brine operations in Argentina are the lowest cost lithium carbonate source globally.

Source: Roskill

(1)	Mine production is not representative of refined lithium production levels

Production of Performance Lithium Compounds

Performance lithium compounds are produced through a chemical process that utilizes base lithium compounds, primarily lithium carbonate and lithium chloride, as an input. The majority of production capacity for performance lithium compounds is dedicated to producing either battery-grade or non-battery lithium hydroxide. According to Roskill, the global supply of total lithium hydroxide was 39 kMT LCE in 2017.

Future consumption of battery-grade and non-battery lithium hydroxide, according to Roskill, is projected to increase to 415 kMT LCE by 2027. To meet this demand, several producers, including both existing and new entrants, have announced projects to build additional lithium hydroxide supply. As a result of these announcements, Roskill forecasts that by 2027 the supply of total lithium hydroxide will reach approximately 420 kMT LCE.

Global Forecasted Supply/Demand for Lithium Hydroxide

Source: Roskill

Following construction and commissioning of new hydroxide capacity, producers must prove that they can consistently supply product that meets the right physical and chemical properties required by customers. These properties vary, and as a result, process and application know how is important and is valued by customers. To ensure consistency of supply, producers undergo a rigorous product qualification process to ensure their battery-grade lithium hydroxide meets the chemistries that manufacturers of high nickel content cathode materials specify. This qualification process takes approximately twelve months after commissioning the facility, and we believe is often overlooked in forecasted supply figures. In addition, several of the announced supply projects are targeting production capacities that are larger than most existing production facilities. We believe that any delays in completing construction of these larger facilities, or a producer’s inability to manufacture product that meets physical and chemical properties required by customers, could have a material impact on the forecasted supply increase leading to an undersupplied market.

Lithium hydroxide producers with access to low cost lithium bearing feedstock generally have an advantaged cost structure compared to producers sourcing from third parties. In addition, brine producers generally have a lower lithium hydroxide cost structure than hard rock mineral producers, due to their lower cost lithium carbonate feedstock. According to Roskill, our lithium hydroxide operations were the lowest cost globally in 2017.

Total Supply and Demand of Lithium Compounds

Future consumption of all lithium compounds, according to Roskill, is projected to increase to 878 kMT LCE by 2027. To meet this demand, supply will need to increase by approximately 225% over the next 10 years. In response to this significant supply/demand gap, several producers, including both existing and new entrants, have announced projects to build additional base and performance lithium compound supply. As a result of these announcements, Roskill forecasts that by 2027 the supply of lithium compounds will reach approximately 898 kMT LCE.

Projected Base & Performance Lithium Compound Supply/Demand Balance Through 2027

Source: Roskill

New entrants to the industry are expected to bring online approximately 260 kMT LCE of supply, representing 41% of the forecasted supply expansion through 2027. Historically, the industry has been challenged in bringing supply online within the announced timeframe and at full nameplate capacity. According to Roskill, between 2011 and 2016 mine capacity was forecasted to increase by approximately 350 kMT LCE, compared to the actual expansion achieved of approximately 110 kMT LCE. Roskill also estimates that the historical capacity utilization for the industry has rarely exceeded 75%. We believe these data points are a reflection of the significant challenges at each stage of the project development and production process, which are commonly underestimated in projected supply figures, and pose a risk to the effectiveness of new supply to meet demand. We also believe the complexities of producing performance lithium compounds are significantly higher than that of base lithium compounds. This is likely to result in new entrants focusing on the production of base lithium compounds, as they are not subject to the same physical and chemical performance characteristics as performance lithium compounds.

BUSINESS

Our Business

We are a pure-play, fully integrated lithium company, with a long, proven history of producing performance lithium compounds. Our primary products, namely battery-grade lithium hydroxide, butyllithium and high purity lithium metal are critical inputs used in various performance applications. Our strategy is to focus on supplying high performance lithium compounds to the fast growing EV battery market, while continuing to maintain our position as a leading global producer of butyllithium and high purity lithium metal. With extensive global capabilities, over 60 years of continuous production experience, applications and technical expertise and deep customer relationships, we believe we are well positioned to capitalize on the accelerating trend of vehicle electrification.

We produce lithium compounds for use in applications that have specific performance requirements, including battery-grade lithium hydroxide for use in high performance lithium-ion batteries. We believe the demand for our compounds will continue to grow as the electrification of transportation accelerates, and as the use of high nickel content cathode materials increases in the next generation of battery technology products. We also supply butyllithium, which is used as a synthesizer in the production of polymers and pharmaceutical products, as well as a range of specialty lithium compounds including high purity lithium metal, which is used in the production of lightweight materials for aerospace applications and non-rechargeable batteries. It is in these applications that we have established a differentiated position in the market through our ability to consistently produce and deliver performance lithium compounds.

Our revenue was $264.1 million and $347.4 million in 2016 and 2017, respectively, representing an annual growth rate of 32%, and $210.7 million for the six months ended June 30, 2018, representing a growth rate of 51% compared to the six months ended June 30, 2017. We are a highly profitable business, generating net income of $47.1 million, $42.2 million and $70.2 million, cash from operating activities of $51.0 million, $58.3 million and $18.0 million and Adjusted EBITDA of $74.8 million, $126.1 million and $94.5 million in 2016 and 2017 and the six months ended June 30, 2018, respectively.

(1)	Company internal estimates

As a result of our focus on supplying performance lithium compounds for use in the rapidly growing EV market, we expect the shares of lithium hydroxide, energy storage and Asia as percentages of our total revenue by product, application and geography, respectively, to increase. We intend to maintain our leadership positions in other high performance markets such as greases and polymers.

We believe that we have earned a reputation as a leading supplier in the markets we serve, based on the performance of our products in our customers’ production processes and our ability to provide application know-how and technical support. In the EV market, we are one of a small number of lithium suppliers whose battery-grade lithium hydroxide has been qualified by customers for use in their cathode material production processes. Throughout our history, as end market application technologies have evolved, we have worked closely with our customers to understand their changing performance requirements and have developed products to address their needs.

As a vertically integrated producer, we benefit from operating one of the lowest cost lithium mineral deposits in the world. We have been extracting lithium brine at our operations at the Salar del Hombre Muerto in Argentina for more than 20 years, and have been producing lithium compounds for over 60 years. Our operational history provides us with a deep understanding of the process to extract lithium compounds from brine. We have developed proprietary process knowledge that enables us to produce high quality, low impurity lithium carbonate and lithium chloride. We source the majority of our base lithium compounds for use in the production of performance lithium compounds from these low cost operations in Argentina. Our operations in Argentina are expandable, giving us the ability to increase our lithium carbonate and lithium chloride production to meet increasing demand. We also have the operational flexibility to procure lithium carbonate from third party suppliers as raw materials. This strategy allows us to manage our production requirements and raw material cost, creating opportunities to optimize profitability.

We are one of a few lithium compound producers with global manufacturing capabilities. We use the majority of the lithium carbonate we produce in the production of battery-grade lithium hydroxide in the United States and China. We use the lithium chloride we produce in the production of butyllithium products in the United States, the United Kingdom, China and India, as well as in the production of high purity lithium metal in the United States. We have significant know-how and experience in the lithium hydroxide, butyllithium and high purity lithium metal production processes and product applications, which we believe provides us with a competitive advantage in these markets.

Our Market Opportunity

The trend of vehicle electrification is expected to be a significant growth catalyst for lithium compounds over the next decade and into the future. Roskill projects that EV sales will grow at a 32% CAGR through 2027, reaching 19.6 million vehicles in annual sales volume. In the long term, according to Bloomberg New Energy Finance, annual EV sales are expected to reach 60.2 million units in 2040, representing a penetration rate of 55% of all vehicles sold annually.

The growth forecasted in the EV market has resulted in a significant increase in current and expected future demand for battery-grade lithium compounds. According to Roskill, the total market consumption of lithium compounds is expected to reach 878 kMT by 2027, representing a 15.3% CAGR during the ten-year period. Demand from EV batteries is expected to represent 64% of the total consumption of lithium compounds and total 562 kMT in the same year.

As EV adoption accelerates, we anticipate battery manufacturers will increasingly move to using high nickel content cathode materials in the manufacture of EV batteries. High nickel content cathodes substantially improve the energy density of batteries, enabling longer driving ranges. Battery-grade lithium hydroxide is a critical component in the production of high nickel content cathode materials. According to Roskill, demand for battery-grade lithium hydroxide for use in EV applications is expected to grow at a CAGR of 44% through 2027, reaching 359 kMT when measured on an LCE basis.

As one of the leading producers of battery-grade lithium hydroxide for EV applications, we are well positioned to benefit from this growth. The battery-grade lithium hydroxide market for EV applications has significant barriers to entry, which include:

•	Complex process technology required to produce lithium compounds that meet customers’ evolving performance requirements;

•	Long timeline required to establish applications expertise, customer relationships and qualify products with customers; and

•	New capacity additions have long construction, commissioning and qualification timelines.

With over 20 years of experience in the production of lithium hydroxide, we have established ourselves as a reliable, high-quality supplier. Our manufacturing facilities have been qualified to produce performance lithium compounds for use in our customers’ battery materials manufacturing processes, resulting in the majority of our production capacity being contracted to customers under multi-year agreements.

Our goal is to maintain a leading market share in battery-grade lithium hydroxide, butyllithium and high purity lithium metal. For high nickel content cathode materials, we believe we are one of a small number of producers capable of consistently delivering battery-grade lithium compounds that meet performance standards demanded by our customers. We have announced a capacity expansion to produce approximately 55 kMT of lithium hydroxide annually by the end of 2025, of which 18.5 kMT was in production at the end of 2017.

Our Products

Our performance lithium compounds are frequently produced to meet specific customer application and performance requirements. We have developed our capabilities in producing performance lithium compounds through decades of interaction with our customers, and our products are key inputs into their production processes. Our customer relationships provide us with first-hand insight into our customers’ production objectives and future needs, which we in turn use to further develop our products.

Other specialties include lithium phosphate, pharmaceutical-grade lithium carbonate, high purity lithium chloride and specialty organics. In addition to performance lithium compounds, we also produce lithium carbonate and lithium chloride, both of which we largely consume as feedstock in the process of producing our performance lithium compounds.

Our Strengths

Leading Global Producer of Performance Lithium Compounds

We are a leading producer of performance lithium compounds. In 2017, sales of performance lithium compounds accounted for 88% of our revenue. We have significant process, product and innovation capabilities, and enjoy a reputation as a reliable supplier with long-standing relationships. We are a leading supplier of battery-grade lithium hydroxide for EVs globally, and we are one of only two companies today that produce lithium hydroxide in multiple countries. Additionally, we are one of only two global producers of butyllithium with operations in multiple countries, and we are the only producer of high purity lithium metal in the Western Hemisphere.

Positioned to Benefit from Substantial Growth in Electric Vehicles Sales

According to Bloomberg New Energy Finance, EV sales are expected to reach 60.2 million units in 2040, representing a penetration rate of 55% of all vehicles sold. Automotive OEMs have announced plans to introduce longer-range EV models using higher energy density batteries, and are increasingly doing so by moving to high nickel content cathode materials. This shift will increasingly require battery-grade lithium hydroxide in the production of cathode materials.

As an existing, proven global producer of battery-grade lithium hydroxide, we are well positioned to benefit from this expected increase in lithium demand from EV growth. As one of the pioneers in the lithium industry, we have relationships throughout the lithium-ion battery value chain. Across the battery value chain, product performance requirements have continued to evolve since the first lithium-ion batteries were introduced in the early 1990’s. We have developed our application and materials knowledge by working with our customers over time to produce performance lithium compounds which meet evolving customer needs.

In May 2016, we announced plans to increase our annual lithium hydroxide production capacity to 30 kMT from 10 kMT by the end of 2019; we have successfully executed the first 8 kMT phase of this expansion on time and within budget and we were producing at an annualized rate of 18.5 kMT at the end of 2017. In February 2018, we announced an intention to expand annual lithium hydroxide production capacity to approximately 55 kMT by the end of 2025.

Majority of Future Sales Secured with Multi-Year Agreements

We believe our consistent performance and our clear commitment to expanding production capacity have made us a preferred supplier in our target markets and have allowed us to secure multi-year supply agreements. In 2017 and for the six months ended June 30, 2018 more than 60% and approximately 58%, respectively, of our revenue was generated from customers with whom we have long-term agreements with terms ranging from two to more than five years in length. Our customers consider securing long-term committed supply of performance lithium compounds to be critical to their future success. As our production of lithium hydroxide increases, we expect the portion of our total revenue generated under multi-year agreements to increase. We expect that all of our capacity expansions will be contracted with customers before we commence production.

Extensive Process Technology and Know-How

For over six decades, we have developed expertise and know-how in the production of lithium compounds. We have developed a proprietary lithium concentration and purification process for brine operations that significantly reduces the time to pump brine from the Salar to processing it into lithium carbonate or lithium chloride. This reduction in processing time compares favorably to a conventional solar evaporation process, while effectively removing impurities and providing increased process control.

We have consistently demonstrated the ability to produce lithium hydroxide that has the physical and chemical properties required by our customers. We have replicated these production capabilities across multiple manufacturing locations, and we have the ability to modify these properties as customer requirements evolve. In butyllithium, we formulate products to the specific requirements of each customer across multiple manufacturing locations.

Global Production Capabilities for Performance Lithium Compounds

Our global footprint includes seven production sites in five countries across four continents, including one site operated by a third party that produces lithium hydroxide for us exclusively. This geographic presence allows us to operate close to our customers in order to better meet their needs.

In Argentina, we have produced lithium carbonate and lithium chloride for over 20 years. Our 2017 production of lithium carbonate was 50% higher than it was in 2013, and we plan to increase capacity through various expansion projects.

We have operated a lithium hydroxide facility in North Carolina for over 60 years and in 2017 we added lithium hydroxide capacity in China. We are one of only two lithium hydroxide producers with operations in more than one country, and believe we are uniquely positioned to add capabilities close to our customers in other regions. We operate butyllithium facilities in the United States, the United Kingdom, China and India. Given the challenges in handling, transporting and using butyllithium products, this close proximity to customer manufacturing facilities is a critical factor in the customer’s choice of supplier. We continue to add capacity in China as the Asia market for butyllithium grows. We are the only producer of high purity lithium metal in the Western Hemisphere. Our metal distillation technology has been improved upon since we adopted it in 2012. We are evaluating expansion of our lithium metal production capabilities as demand increases for our existing metal products, while also developing new metal products.

Low Cost Operations with Capability to Significantly Expand Capacity as Demand Grows

In 2017 and for the six months ended June 30, 2018, we generated an Adjusted EBITDA margin of 36% and 45%, respectively. Our Adjusted EBITDA margin is a function of our low cost position. According to Roskill, in 2018 we operate the lowest cost lithium carbonate and lithium hydroxide operations globally. We believe this leading cost position allows our company to operate profitably across varying market conditions. The low-cost position we enjoy means that we can continue to invest in expanding our production capacity as demand grows and have confidence that we will generate attractive financial returns on our investments.

Source: Roskill

(1)	Mine production capacity is not representative of refined lithium production levels.

At the Salar del Hombre Muerto, Argentina, we own mineral concession rights to extract lithium brine until the deposit has been depleted. We have also announced plans to expand production of lithium carbonate in Argentina to at least 60 kMT by the end of 2025, in addition to our announced plans to expand lithium hydroxide capacity to approximately 55 kMT by the same date.

Proven Management Team

Our management team is led by our President and CEO, Paul Graves, who has over 25 years of chemical and global capital markets experience, including since 2012 as Executive Vice President and CFO of FMC Corporation. He is supported by our Vice President and COO, Thomas Schneberger, who has over 25 years of chemical manufacturing experience, has been at FMC for 11 years, and has been in FMC’s lithium business since 2014. Our Vice President and CFO, Gilberto Antoniazzi, has more than 25 years of experience in FMC’s various businesses, including most recently as CFO of FMC Agricultural Solutions.

Culture of Safety and Sustainability

Safety is a core value of our business and a critical part of our value proposition. We believe our commitment to the safe operation of manufacturing facilities and product stewardship is part of what makes us a preferred supplier of performance lithium products. Our sustainability program is fully integrated across the business and progress in this area is reported annually.

Our Strategy

We believe that growth in EV sales will drive significant growth in demand for performance lithium compounds. We believe that we are well positioned to benefit from this trend thanks to our leading position and long-standing customer relationships. To fully capitalize on this opportunity, our strategy will involve investing in our assets, our technology capabilities and our people to ensure we can continue to meet our customers’ demands.

Expand our Production Capacities

In May 2016, we announced plans to increase our lithium hydroxide capacity to 30 kMT by the end of 2019. In February 2018, we announced our intention to expand our lithium hydroxide capacity to approximately 55 kMT by the end of 2025 at multiple locations. These expansions should ensure we have the capacity to meet customer demands globally, as they expand their own production networks around the globe.

In addition, to support our lithium hydroxide expansion, we have announced plans to expand lithium carbonate production in Argentina from 15 kMT in 2017 to at least 60 kMT by the end of 2025, in four separate stages. We expect to consume substantially all of any incremental lithium carbonate produced internally or sourced externally in our lithium hydroxide operations.

We also continue to add butyllithium capacity at our China facility as demand in Asia continues to increase. For high purity lithium metal, we are evaluating expansion opportunities to align with the potential increase in demand for lithium metal as our customers develop next generation battery technologies.

Diversify our Sources of Supply

We continue to pursue additional sources of lithium carbonate, which may include further expansion in Argentina, acquisition and development of new resources, entering into long-term supply agreements with other producers or some combination thereof. We will continually assess new resources that offer the potential to provide alternative sources of lithium carbonate, and will look to invest in developing such resources where it makes sense to do so.

Expand our Application and Process Technology Capabilities

Our market position today is built upon our ability to consistently provide our customers with the products they need. To maintain this position, we are continuously investing in our application and process technologies. As we work with our customers to understand their evolving lithium needs, we will focus on improving our own abilities to adapt the properties of our products, whether physical or chemical, to meet those needs. This may require us to invest in and potentially acquire new capabilities, hire people or acquire new technical resources.

Develop Next Generation Lithium Compounds

We believe that the evolution of battery technologies will lead to the adoption of lithium-based applications in the anode and electrolyte within the battery. This evolution will require new forms of lithium to be produced, such as new lithium metal powders or printable lithium products. We will continue to invest in our research and development efforts to help us create new products, and will also invest with and partner alongside our customers to further their own research and development efforts.

Invest in Our People

Our business requires that we hire and retain the best research scientists, engineers and technical salesforce in our industry. We will continue to invest in our people through training and developing our employees to ensure we retain the best talent in the industry.

Product Manufacturing and Sales

We extract lithium used in our manufacturing processes from lithium brines in Salar del Hombre Muerto, Argentina. See “—Principal Properties.” The lithium extract is processed into lithium carbonate at our co-located manufacturing facility in Fenix, Argentina and into lithium chloride at our nearby manufacturing facility in Güemes, Argentina. For the year ended December 31, 2017, our Argentine operations extracted and processed approximately 15 kMT of lithium carbonate and 3 kMT of lithium chloride on an LCE basis. In 2017, we further expanded production of lithium carbonate at our Argentina facility through debottlenecking projects as well as announced plans to increase annual lithium carbonate production at this site to at least 60 kMT by the end of 2025. This increase in lithium carbonate capacity is intended to better supply our lithium hydroxide production units.

A portion of the lithium carbonate and lithium chloride from our Argentine operations is sold to customers for use in various applications such as electronics, EVs and air treatment.

We process the remaining lithium carbonate into lithium hydroxide at our Bessemer City, North Carolina manufacturing facility and provide a portion of our lithium carbonate to a contract manufacturer in Jiangsu, China that processes it into lithium hydroxide for us using our proprietary technology pursuant to an exclusive contract under which we have substantial oversight over their operations. Lithium hydroxide is sold to customers primarily for use in advanced batteries in EVs as well as in performance greases.

Sales of lithium hydroxide accounted for approximately 45% and 26% of our total revenue for the years ended December 31, 2017 and 2016, respectively, with an estimated 53% of these sales for use in energy storage and an estimated 36% in specialty greases in fiscal year 2017. In June 2017, we started commercial sales from a new lithium hydroxide facility in Jiangsu, China and increased our annual lithium hydroxide production capacity by 8 kMT in 2017. We intend to increase our annual total capacity of lithium hydroxide to 30 kMT by the end of 2019 and to approximately 55 kMT by the end of 2025, consistent with an anticipated rise in global demand stemming from the continued growth in EVs.

We process a portion of the remaining lithium chloride from our Argentine operations into butyllithium, high purity lithium metal and several small specialty products at our Bessemer City manufacturing facility, which constitutes a small volume of sales, and we sell a portion of lithium chloride to contract manufacturers in China that process it into lithium metal. We then purchase the finished lithium metal from such contract manufacturers pursuant to supply agreements with them for use as a raw material. Our high purity lithium metal is generally sold to customers for use in alloys and energy storage solutions.

We process the lithium metal into butyllithium at our Bessemer City, North Carolina, Bromborough, United Kingdom, Zhangjiagang, China, and Patancheru, India manufacturing facilities. Butyllithium is a high performance lithium compound used in the polymer market as an initiator in the production of high performance synthetic rubbers and elastomers as well as in the fine chemical and pharmaceutical markets where it is used to synthesize high value-added products.

The chart below presents a breakdown of our revenue by product type and category for the years ended December 31, 2017 and 2016:

Revenue Breakdown
Product Category	Product	2017	2016
Performance Lithium	Lithium Hydroxide	45%	26%
	Butyllithium	26%	32%
	High Purity Lithium Metal and Other Specialty Products	17%	18%
Base Lithium	Lithium Carbonate and Lithium Chloride	12%	24%

The chart below presents a breakdown of our capacity and production by product type and category as of and for the years ended December 31, 2017 and 2016:

Capacity and Production Breakdown
Product Category	Product	2017			2016
		Capacity		Production	Capacity	Production
Performance Lithium	Lithium Hydroxide	18,500	(1)	13,057	10,000	7,692
	Butyllithium	3,265		2,218	3,265	2,175
	High Purity Lithium Metal (2)	250		101	250	152
Base Lithium	Lithium Carbonate (3)	16,000		15,153	16,000	12,563
	Lithium Chloride (3)	9,000		4,501	9,000	6,468

All figures presented in product basis metric tons.

(1)	Capacity indicated is as of December 31, 2017, and reflects an expansion of capacity that came on-line in the second half of 2017.

(2)	Excludes other specialty product capacities and production.

(3)

Represents theoretical capacity for lithium carbonate and lithium chloride, although combined production of both products is lower and limited by the total capacity of lithium brine production. Lithium brine production was approximately 18,000 MT on an LCE basis for 2017 and 2016, resulting in the total production shown in the chart.

Sales and Marketing

We work with our customers to define their product needs, provide ongoing technical support and work to ensure that our customers are able to produce consistent, quality end-products without increased processing costs. As a result, we have forged strong relationships with our customers, who rely upon our deep reservoir of technical expertise. This close partnership with our customers allows us to expand our output and production alongside our customers’ needs, rather than in anticipation of broader market needs.

We market our products primarily through our own sales organization and we also make use of independent distributors and sales representatives. Our sales and support staff are strategically located in Charlotte, North Carolina, Bromborough, United Kingdom, Bangalore, India, Tokyo, Japan and Shanghai, China.

Our Customers

Our customers demand very specific product performance characteristics, particularly from our battery-grade lithium hydroxide and butyllithium. Our products require a high level of manufacturing and technical expertise and undergo a stringent prequalification process before they are sold to customers. Our customers rely on our products for their high performance. For many we are one of only a few suppliers of performance lithium compounds, as many of our customers are unable or unwilling to adjust to alternate supply sources that may jeopardize the functionality of their end products and processes.

In 2017, we sold our lithium products to approximately 400 customers in approximately 37 countries, and approximately 77% of our sales were to customers outside of the United States. One customer accounted for approximately 14% of our total revenue in 2017. Our ten largest customers accounted in aggregate for approximately 45% of our revenue in 2017. The following table shows the geographical breakdown of our revenue for 2017 and 2016:

Revenue breakdown	2017	2016
Asia Pacific	59%	58%
North America	23%	25%
EMEA	17%	16%
Latin America	1%	1%

In 2017 and for the six months ended June 30, 2018, more than 60% and approximately 58%, respectively, of our revenue was generated from customers with whom we have long-term agreements with terms ranging from two to more than five years in length, including all sales to our largest customer and nine of our ten largest customers. A significant portion of the remaining 2017 sales were to customers with whom our relationship has not changed materially during the past five years. BEV automakers and battery and cathode manufacturers consider secure supply of high performance battery-grade lithium hydroxide as critical to their future success. These agreements generally specify an annual minimum purchase commitment at either a set price (usually reset annually) in a given year or within a pre-negotiated price range. For instance, approximately 79% of our expected lithium hydroxide production in 2019 is under contract, affording us meaningful visibility into future production demand and revenue.

Raw Materials

Lithium

Our primary raw material is lithium, which we extract through solar evaporation and a proprietary process from naturally occurring lithium-rich brines located in the Andes Mountains of Argentina, which are believed to be one of the world’s most significant and lowest cost sources of lithium. We process the brine into lithium carbonate at our co-located manufacturing facility in Fenix, Argentina and into lithium chloride at our nearby manufacturing facility in Güemes, Argentina.

Our mineral concession rights with respect to Salar del Hombre Muerto were granted to us pursuant to Argentine mining law and are valid until the deposit is depleted of all minerals. See “—Argentine Law and Regulation” and “—Principal Properties—Mineral Concession Rights” for additional information.

We also purchase lithium carbonate from other sources from time to time, and we continually look to diversify our lithium sources. We purchased approximately 1.4 kMT of lithium carbonate from a third-party supplier in 2016. We did not purchase any lithium carbonate in 2017 from third-party suppliers.

In October 2016, we entered into a long-term supply agreement (the “Agreement”) with Nemaska Lithium Shawinigan Transformation Inc. (“Nemaska”), a subsidiary of Nemaska Lithium Inc. based in Quebec, Canada. Pursuant to the Agreement, Nemaska is to provide lithium carbonate to us from an electrochemical plant that is under construction. Since completion of the project financing has significantly delayed the construction of its electrochemical plant, Nemaska has reported that it is not in position to start delivering lithium carbonate according to the schedule in the Agreement.

To enforce our right to supply under the Agreement, in July 2018, we filed for arbitration before the International Chamber of Commerce (in accordance with the Agreement’s terms). In an attempt to resolve the dispute, the parties have been actively negotiating a revised schedule as well as arrangements to see that (in spec) lithium carbonate be nonetheless supplied to us from alternative sources under the responsibility of Nemaska, with a view to providing us with product while minimizing Nemaska’s exposure until its electrochemical plant is in operation.

On September 25, 2018, the parties agreed on the final wording of a draft amended and restated supply agreement and, accordingly, also agreed to suspend the arbitration process under the expectation that the parties will agree on arrangements regarding alternative supply sources in the very near future. However, there can be no assurance that ensuing negotiations regarding such alternative supply will lead to a mutually satisfactory result, that the parties will execute and render effective the amended and restated supply agreement, or that we will not recommence the arbitration.

Water

Our Argentine operations require fresh water. We have water rights for the supply of fresh water from the Trapiche aquifer, from which water is pumped through a battery of wells to our facilities. Our water use is managed in a sustainable and environmentally sensitive manner, and we and the Catamarca province regularly monitor the water and salinity levels of the aquifer. We have only once had to temporarily suspend water extraction, which was due to a dispute with the Catamarca province, and our access to our water source was quickly restored. See “Risk Factors—Risks Relating to Our Operations—Our lithium extraction and production operations in Argentina expose us to specific political, financial and operational risks.” We also regularly evaluate supplemental supplies of fresh water. For instance, our local operating subsidiary, Minera del Altiplano (“MdA”), is in the process of designing a water pipeline to the nearby Los Patos River basin and has filed initial construction permits and an application for water concessions from this source in 2018. We are planning to secure additional water rights in connection with our planned expansion of our Argentine operations.

In October 2015, MdA entered into a trust agreement with the Catamarca province that was amended in 2018. Under the amended trust agreement, MdA is obligated to pay an amount equal to 1.2% of its annual sales determined using MdA’s average invoice price, which payment obligations are fully reflected in our financial statements, in lieu of any water use fees.

Energy

Our Argentine operations rely on a steady source of energy. In 2015, we completed construction of a 135 kilometer natural gas pipeline from Pocitos, within the Salta province, to our Fenix facilities at Salar del Hombre Muerto, which eliminated our reliance on natural gas shipments by truck. This pipeline is governed by various agreements between MdA and Recursos Energeticos y Mineros Salta, S.A., or REMSA, a local natural gas distributor, including a subdistribution agreement providing for contracted capacity through 2027. We are in discussions to increase our contracted capacity in advance of our needs for all phases of our expansion plans and may need to invest in additional infrastructure to support this expansion. REMSA has no obligation to provide us the additional capacity on a timely basis or at all. If we cannot obtain such additional capacity, we would need to secure alternative arrangements to meet the increased energy needs of the planned expansion and such alternative arrangements may be less cost effective.

MdA also has a natural gas supply contract with Pluspetrol providing for the supply of natural gas for our Fenix manufacturing facility. This supply agreement expires in April 2019 and is typically renewed on an annual basis. We also have a purchase agreement with YPF SA for the supply of diesel fuel and gasoline to our Fenix and Güemes manufacturing facilities, pursuant to which we submit monthly purchase orders.

Other raw materials

We purchase raw materials and chemical intermediates for use in our production processes, including materials for use in our production of the proprietary absorbent used to selectively extract lithium from our brine in Argentina, soda ash, or sodium carbonate, for use in our production of lithium carbonate, and lithium metal for our production of butyllithium. In 2017, costs of major raw materials represented 11% of our total revenues. Major raw materials include soda ash, solvents, butyl chloride, hydrochloric acid, quicklime and caustic soda. We generally satisfy our requirements through spot purchases and medium- or long-term contractual relationships. In general, where we have limited sources of raw materials, we have developed contingency plans to minimize the effect of any interruption or reduction in supply, such as sourcing from other suppliers or maintaining safety stocks.

Temporary shortages of raw materials may occasionally occur and cause temporary price increases. For example, we have had past regional interruptions in raw material supply, notably in China. In recent years, these shortages have not resulted in any material unavailability of raw materials. However, the continuing availability and price of raw materials are affected by many factors, including domestic and world market and political conditions, as well as the direct or indirect effect of governmental regulations. During periods of high demand, our raw materials are subject to significant price fluctuations, and such fluctuations may have an adverse impact on our results of operations. The impact of any future raw material shortages on our business as a whole or in specific geographic regions, including China, or in specific business lines cannot be accurately predicted.

Seasonality

Our operations in Argentina are seasonally impacted by weather, including varying evaporation rates and amounts of rainfall during different seasons. These changes impact the concentration in large evaporation ponds and can have an impact on the downstream processes to produce lithium carbonate and lithium chloride. Our operations team continuously measures pond concentrations and models how they will change based on operating decisions. Our processes use proprietary and traditional technologies to minimize the variation of concentrations at the inlet to our plants. In 2017, there were no unexpected impacts from these seasonal factors.

Backlog

Our products are generally delivered upon receipt of orders or requests from customers, or shortly thereafter. Accordingly, we do not believe that our backlog as of any date is meaningfully indicative of revenue for any future period.

Research and Development

We incurred approximately $3 million in research and development expense for both the years ended December 31, 2017 and 2016. We also incurred $2.7 million and $1.9 million in costs related to our technology center for the years ended December 31, 2017 and 2016, which are accounted for within cost of sales. We are researching new specialty applications of our performance lithium compounds in a range of industries and applications. This effort could lead to new products and services for our existing and potential customers.

Our primary research and development facility is located in Bessemer City, North Carolina.

Competition

We sell our performance lithium compounds worldwide. Most markets for lithium compounds are global, with significant growth occurring in Asia, driven primarily by the development and manufacture of lithium-ion batteries. The market for lithium compounds also faces some barriers to entry, including access to an adequate and stable supply of lithium, technical expertise and development lead time. According to Roskill, we are one of six producers, including SQM, Albemarle, Tianqi, Orocobre and Jiangxi Ganfeng Lithium, that accounted for approximately 85% of the global supply of lithium compounds as measured by LCE. Both Albemarle and SQM recently entered into agreements with Chilean regulators to expand their annual lithium extraction efforts in Chile by an additional 135 kMT by 2021 and by 72 kMT by 2019, respectively. Tianqi recently announced an intention to invest an additional $525 million to expand its refining capabilities with the goal of quadrupling its annual output of lithium carbonate by 2021. Orocobre has announced that it is increasing production from its brine source in Argentina. We expect additional capacity to be added by new and existing producers over time. We believe our lithium brines in Salar del Hombre Muerto, Argentina, considered by the industry to be one of the lowest cost source of lithium, provide us with a distinct competitive advantage against these current or future entrants.

We compete by providing advanced technology, high product quality, reliability, quality customer and technical service, and by operating in a cost-efficient manner. We believe we are a leading provider of battery-grade lithium hydroxide in EV battery applications and of performance greases and benefit from low production costs and a history of efficient capital deployment. We also believe we are one of only two global suppliers of butyllithium. Our primary competitor for performance lithium compounds is Albemarle Corporation. We are the only producer of high purity lithium metal in the Western Hemisphere and enjoy competitive advantages from our vertically integrated manufacturing approach and low production costs. Our primary competitors within the lithium metal product category include Jiangxi Ganfeng Lithium and other Chinese producers.

Employees

As of June 30, 2018, we employed approximately 750 people, with approximately 275 people in our domestic operations and 475 people in our foreign operations. We believe we have a good relationship with our employees.

None of our employees are represented by collective bargaining agreements, other than our Argentine employees. To date, we have not faced any material work stoppages. We cannot predict, however, the outcome of future contract negotiations or the effect any future work stoppage may have on our results of operations. The collective bargaining agreement governing the relationship with our Argentine employees is negotiated annually with respect to salary and every other year for other matters. We also utilize approximately 60 independent contractors in our facility in Patancheru, India pursuant to a manufacturing services agreement that expires in 2022.

Principal Properties

We lease executive offices in Philadelphia, Pennsylvania and we operate six manufacturing facilities in five countries in addition to our lithium extraction operations in Salar del Hombre Muerto, Argentina. We also have six facilities in five countries to support our sales, marketing, research and development and other administrative needs.

We believe our facilities are in good operating condition. The table below details our property portfolio:

Location	Function	Leased/Owned
United States
Philadelphia, Pennsylvania	Corporate Headquarters	Subleased
Bessemer City, North Carolina	Manufacturing and Research	Owned
Charlotte, North Carolina	Sales and Administrative	Leased
South America
Fenix, Argentina (Salar del Hombre Muerto)	Lithium Extraction and Manufacturing	Owned
Güemes, Argentina	Manufacturing	Owned
Catamarca, Argentina	Administrative	Leased
Salta, Argentina	Administrative	Owned
Pocitos, Salta, Argentina	Transfer Station	Land use right so long as we have our mining concession

Europe
Bromborough, United Kingdom	Manufacturing and Sales	Leased
Asia Pacific
Zhangjiagang, China	Manufacturing	Land use right & building ownership
Shanghai, China	Sales and Administrative	Subleased
Tokyo, Japan	Sales	Subleased
Patancheru, India	Manufacturing	Leased
Singapore	Operations and Administrative	Subleased

Salar del Hombre Muerto

We conduct our Argentine operations through MdA, our local operating subsidiary. We extract lithium from naturally occurring lithium-rich brines in Salar del Hombre Muerto, an area covering approximately 600 square kilometers in a region of the Andes Mountains of northwest Argentina known as the “lithium triangle.” This area of the Central Andes is within an arid plateau with numerous volcanic peaks and salt flats known as “salars” and is the principal lithium-bearing region of South America.

Salar del Hombre Muerto consists of evaporite deposits formed within an isolated basin depression. Fault-bounded bedrock hills occur within and along the margins of the salar basin, subdividing the Salar del Hombre Muerto into two separate sub-basins (eastern and western), each with different evaporite sediment compositions. The eastern sub-basin is dominated by borate evaporites, whereas the western sub-basin is relatively free of clastic sediment (such as sand, silts and clays) and is dominated by halite (sodium chloride) evaporite deposits.

We performed initial geological investigations of the Salar del Hombre Muerto in the early 1990s, prior to development of our lithium production facilities. We commenced commercial extraction operations in Salar del Hombre Muerto in 1998. Lithium extract is processed into lithium carbonate at our co-located manufacturing facility in Fenix, Argentina and into lithium chloride at our nearby manufacturing facility in Güemes, Argentina. These facilities were opened in conjunction with the commencement of our extraction operations and are in good working condition. MdA owns these facilities. We use natural gas and diesel to generate electricity, which is the principal source of power at our facilities. From time to time, we experience interruptions in the supply of electricity, but we do not believe these interruptions materially impact our operations.

Brine containing approximately 600 ppm lithium is pumped from saltwater aquifers using extraction wells. The brine is then diverted to an evaporation pond system. We have also developed a proprietary lithium concentration and purification process for brine operations that significantly reduces the time from pumping brine from the Salar to processing it into lithium carbonate or lithium chloride. This reduction in processing time compares favorably to a conventional solar evaporation process, while effectively removing impurities and providing increased process control. During evaporation, other minerals, such as sodium, potassium and magnesium, which are typically contained in brine, are concentrated and removed through processing. The resulting lithium chloride brine from the terminal pond of the system is then routed to our processing plants.

We access our extraction sites and nearby manufacturing facilities by local roadway, which is a suitable transportation alternative. We transport the brine extract from our Fenix facility by truck to our Güemes facility for processing. We then transport the processed lithium carbonate and lithium chloride by truck to ports in Argentina and Chile, where it is shipped by vessel to our manufacturing facilities and customers.

For the year ended December 31, 2017, our Argentine operations extracted and processed approximately 15 kMT of lithium carbonate and 3 kMT of lithium chloride.

In 2017, we expanded production of lithium carbonate at these facilities through debottlenecking projects as well as announced plans to more than triple lithium carbonate production at this site to at least 60 kMT per year by the end of 2025. To date, we have invested approximately $321 million in the construction of our facilities, and we incurred approximately $1.6 million and $2.3 million in maintenance capital expenditures for the years ended December 31, 2016 and 2017, respectively.

Mineral concession rights

MdA holds title to mineral concession rights for its extraction activities in Salar del Hombre Muerto. These mineral concession rights cover an area of approximately 327 square kilometers and are granted to MdA pursuant to the Argentine Mining Code. See “Argentine Law and Regulation” for more information. Pursuant to the Argentine Mining Code, MdA’s mineral concession rights are valid until the deposit is depleted of all minerals. The concession rights may be rescinded if we fail to pay fees or do not actively extract minerals for a period lasting more than four years.

In 1991, MdA entered into an ongoing agreement, for so long a time as our mineral concession is valid, with the Argentine federal government and the Catamarca province in connection with the development of the Salar del Hombre Muerto exploration site. Following legislative and constitutional reforms in 1993 and 1994, the Argentine federal government assigned all of its rights and obligations under the agreement to the Catamarca province. Today, the agreement governs limited matters relating to our production activities, including: (i) an obligation for the province to indemnify us for any claim from third parties related to the Salar del Hombre Muerto property, interprovincial border conflicts, exploration, development, exploitation or other claims that may affect our mining claims, (ii) a requirement that our Argentine operations utilize a certain percentage of local labor, (iii) a permanent cap in MdA’s provincial and municipal tax rates, (iv) an obligation to provide the Catamarca province with other minerals that MdA extracts but elects not to exploit commercially; (v) an obligation to supply Argentina’s domestic market demand for lithium compounds; and (vi) an exemption from paying water fees (although we pay other obligations under a trust agreement, see “—Raw Materials—Water”). The agreement also grants to the Catamarca province an immaterial minority ownership stake in MdA, which enables the province to receive certain dividends (which are applied to reduce royalty payments, as described below) and to appoint two of MdA’s eight member Board of Directors and one of MdA’s three member audit committee. The term of the agreement expires when MdA ceases to extract and produce lithium compounds from Salar del Hombre Muerto.

MdA is required to pay the Catamarca province an immaterial semi-annual “canon” fee pursuant to the Argentine Mining Code and royalties equal to 3% of the pithead value of the minerals extracted by MdA pursuant to the Argentine Mining Investment Law and Catamarca provincial law. Total payments to the Catamarca province equaled $3.3 million and $2.1 million for the years ended December 31, 2017 and 2016, respectively. Under an amendment to its long term agreement with Catamarca entered into in 2018, and contingent upon the receipt of certain required permits, MdA will instead pay the Catamarca province a monthly contribution and royalty payment. Together, the contribution and royalty amount will equal 2% of sales of products in a given month measured at the higher of MdA’s average invoice price or an average international price for similar products, net of tax. Under the amendment, MdA also agreed to (1) an annual corporate social responsibility (“CSR”) budget equal to 0.3% of its annual sales calculated in a manner consistent with the contribution and royalty agreements described above and (2) an amendment of its payment obligations under its trust agreement with the Catamarca province, as described in “—Raw Materials—Water.” Royalty payments to the province are netted to give effect to any dividends it receives as a result of its ownership stake in MdA. Total payments to the Catamarca province, including water trust and CSR payments, would have been approximately $6.5 million and $4.6 million for the years ended December 31, 2017 and 2016 had the amendment described above been in effect for such periods.

A portion of the territory governed by our concession rights is subject to a longstanding border dispute between Catamarca and the adjacent Salta province. The border dispute has not impacted our operations for the 21 years we have been operating in Argentina and we do not expect that it will impact our operations going forward. We estimate the total area in dispute represents approximately 7.6% of our concession (approximately 25 square kilometers). We do not view this as material, especially considering that the area in question is largely at the fringe of the salar, where the deposits are not as thick and the grade of lithium concentration is much lower.

Although to date the Salta province has not commenced any judicial actions against us, the Salta province claims that it is entitled to royalties from us for the minerals extracted within the small portion of our concession that falls within the disputed territory, although under Argentine law we cannot be charged duplicate royalties for the same minerals. In addition, the Salta province has granted and may grant mineral concessions in the disputed territory to other parties, although to date Catamarca authorities have not permitted any others to extract lithium from within the boundaries of our concession. The provinces of Catamarca and Salta are currently negotiating an agreement relating to the border dispute and the provinces have indicated they are working to reach an agreement that will not impact our royalty obligations.

The maps below show the location of our principal extraction operations and the area covered by our mineral concession rights:

Figure 1: Location of Salar del Hombre Muerto	Figure 2: Brine production well locations

Reserves

We have not generated any estimate of the proven or probable lithium reserves at our site in Salar del Hombre Muerto, Argentina that complies with Industry Guide 7. At present, we have no plans to conduct exploration activities at the Salar del Hombre Muerto or to take other steps to establish reserves. There is no assurance that a commercially viable mineral deposit exists at the Salar del Hombre Muerto to support future production. See “Risk Factors—Risks Relating to Our Operations—We have not established ‘proven’ or ‘probable’ reserves, as defined by the SEC under Industry Guide 7, through the completion of a feasibility study for the minerals that we produce.”

Intellectual Property

We generally rely on patent, trade secret and trademark laws of the United States and certain other countries in which our products are produced or sold, as well as nondisclosure and confidentiality agreements, to protect our intellectual property rights.

Protection of our proprietary processes, methods and compounds and other technology is important to our business. We own a number of U.S. and foreign patents, patent applications and trademarks relating to our product pipeline. We do not believe that the loss of any individual or combination of related trademarks, licenses or patents would have a material adverse effect on our overall business. The duration of our patents depends on their respective jurisdictions.

Argentine Law and Regulation

We are subject to various regulatory requirements in Argentina under the Argentine Mining Code, the Argentine Mining Investment Law and certain federal and provincial regulations, including with respect to environmental compliance. In addition, the relationship between us, MdA and the Catamarca provincial government is regulated through a contractual framework. See “—Principal Properties—Mineral concession rights” for more information.

The Argentine Mining Code, which sets forth the rights and obligations of both mining companies and their workers, is the principal regulatory framework under which we conduct our operations in Argentina. Under Section 7 of the Argentine Mining Code, minerals derived from Argentine land belong to the provinces or the federal state, depending on where they are found. However, the provinces themselves are not permitted to exploit or extract such resources. Instead, the provinces regulate and administer the granting of mining rights to third parties.

The Argentine Mining Code establishes two basic means of granting title to mining property: the exploration permit and the mining concession, both of which convey valid mining title in Argentina. Any entity or individual person may apply for either type of permit, and there are no separate restrictions imposed on foreign legal entities or individuals to apply for mining property in Argentina.

Exploration permits grant their holders the right to freely explore for minerals within the boundaries of the territory covered by that permit as well as to request the mining concession for any discoveries within the covered territory. Exploration permits are valid for a finite period of time, which varies in accordance with the size of the areas covered by the permit. After an exploration permit has been issued, and new minerals have been discovered in the area covered by the exploration permit, its recipient may commence the procedures of obtaining a mining concession for the covered territory. Mining concessions may be also be obtained without the applicant first holding an exploration permit, provided that the covered area is free of other concession claims.

Once a mining concession is granted, the recipient owns all in-place mineral deposits within the boundaries of the territory covered by the concession. Mining concessions are freely tradable by the title holder and can be sold, leased or otherwise transferred to third parties. Two requirements must be met to keep a mining concession in good standing: (i) the concession holder must make regular payments of a semi-annual fee known as a canon; and (ii) the concession holder must file and perform an initial five year expenditure plan. In addition, prior to commencing mining activities, the concession holder must submit environmental impact studies, which must be renewed at least every two years, for approval by the relevant environmental authorities.

In addition to the Argentine Mining Code, we are also subject to the Argentine Mining Investment Law. The Argentine Mining Investment Law offers specific financial incentives to mining investors, including a 30 year term fiscal stability of national, provincial and municipal tax rates; a deduction from income tax for prospecting, exploration and feasibility study expenditures; a refund of Value Added Tax fiscal credits resulting from exploration works; accelerated depreciation of fixed assets; duty free importation of fixed assets to be used in the mining production process; and a 3% cap on royalties payable out of production to the province where the deposit is located.

Environmental Compliance

We are subject to and incur substantial capital and operating costs to comply with, numerous foreign, U.S. federal, state and local environmental, health and safety laws and regulations, including those governing employee health and safety, the composition of our products, the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the usage and availability of water, the cleanup of contaminated properties (including the federal Comprehensive Environmental Response, Compensation and Liability Act, commonly known as CERCLA or Superfund, in the U.S., and similar foreign and state laws) and the reclamation of our mines, brine extraction operations and certain other assets at the end of their useful life.

Our business and our customers are subject to significant requirements under the European Community Regulation for the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”). REACH

imposes obligations on European Union manufacturers and importers of chemicals and other products into the European Union to compile and file comprehensive reports, including testing data, on each chemical substance, and perform chemical safety assessments. Additionally, substances of high concern, as defined under REACH, are subject to an authorization process. Authorization may result in restrictions in the use of products by application or even in banning of the product. REACH regulations impose significant additional responsibilities and costs on chemical producers, importers, downstream users of chemical substances and preparations, and the entire supply chain. Our manufacturing presence and sales activities in the European Union may result in increases in the costs of raw materials we purchase and the products we sell. Increases in the costs of our products could result in a decrease in their overall demand; additionally, customers may seek products that are not regulated by REACH, which could also result in a decrease in the demand of certain products subject to the REACH regulations.

In June 2016, modifications to the Toxic Substances Control Act in the U.S. were signed into law, requiring chemicals to be assessed against a risk-based safety standard and for the elimination of unreasonable risks identified during risk evaluation. Other pending initiatives potentially will require toxicological testing and risk assessments of a wide variety of chemicals, including chemicals used or produced by us. These initiatives include the Voluntary Children’s Chemical Evaluation Program, and High Production Volume Chemical Initiative in the U.S., as well as new initiatives in Asia and other regions. These assessments may result in heightened concerns about the chemicals involved and additional requirements being placed on the production, handling, labeling or use of the subject chemicals. Such concerns and additional requirements could also increase the cost incurred by our customers to use our chemical products and otherwise limit the use of these products, which could lead to a decrease in demand for these products.

Liabilities associated with the investigation and cleanup of hazardous substances and wastes, as well as personal injury, property damages or natural resource damages arising from the release of, or exposure to, such hazardous substances and wastes, may be imposed in many situations without regard to violations of laws or regulations or other fault, and may also be imposed jointly and severally. Such liabilities may be imposed on entities that formerly owned or operated the property affected by the hazardous substances and wastes, entities that arranged for the disposal of the hazardous substances and wastes at the affected property, and entities that currently own or operate such property. Our Bessemer City, North Carolina facility is currently undergoing investigation and remediation of contamination pursuant to a Resource Conservation and Recovery Act Part B corrective action permit. In addition, we currently have, and may in the future incur, liability as a potentially responsible party with respect to third party locations under CERCLA or state and foreign equivalents, including potential joint and several liability requiring us to pay in excess of our pro rata share of remediation costs. Accruals for these matters are included in the environmental reserve discussed below.

We use and generate hazardous substances and wastes in our operations and may become subject to claims and substantial liability for personal injury, property damage, wrongful death, loss of production, pollution and other environmental damages relating to the release of such substances into the environment. In addition, some of our current properties are, or have been, used for industrial purposes, which could contain currently unknown contamination that could expose us to governmental requirements or claims relating to environmental remediation, personal injury and/or property damage. Depending on the frequency and severity of such incidents, it is possible that the Company’s revenues, operating costs, insurability and relationships with customers, employees and regulators could be impaired.

We record accruals for environmental matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We may incur significant costs and liabilities in order to comply with existing environmental laws and regulations. It is also possible that other developments, such as increasingly strict environmental laws, regulations and orders of regulatory agencies, as well as claims for damages to property and the environment or injuries to employees and other persons resulting from our current or past operations, could result in substantial costs and liabilities in the future.

Climate change

The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These changes may have a material adverse effect on our operations, including brine production and transportation of raw materials.

A number of governmental bodies have introduced or are contemplating legislative and regulatory change in response to the potential impacts of climate change. Such legislation or regulation, if enacted, potentially could include provisions for a “cap and trade” system of allowances and credits or a carbon tax, among other provisions. There is also a potential for climate change legislation and regulation to adversely impact the cost of purchased energy and electricity.

The growing concerns about climate change and related increasingly stringent regulations may provide us with new or expanded business opportunities. We provide solutions to companies pursuing alternative fuel products and technologies (such as renewable fuels, gas-to-liquids and others), emission control technologies (including mercury emissions), alternative transportation vehicles and energy storage technologies and other similar solutions. As demand for, and legislation mandating or incentivizing the use of, alternative fuel technologies that limit or eliminate greenhouse gas emissions increase, we continue to monitor the market and offer solutions where we have appropriate technology.

Legal Proceedings

We are involved in legal proceedings from time to time in the ordinary course of our business, including with respect to workers’ compensation matters. Based on information currently available and established reserves, we have no reason to believe that the ultimate resolution of any known legal proceeding will have a material adverse effect on our financial position, liquidity or results of operations. However, there can be no assurance that the outcome of any such legal proceeding will be favorable, and adverse results in certain of these legal proceedings could have a material adverse effect on our financial position, results of operations in any one reporting period, or liquidity.

MANAGEMENT

Executive Officers

The following table sets forth information regarding the executive officers of Livent as of October 1, 2018:

Name	Age	Position
Paul W. Graves	47	President, Chief Executive Officer and Director
Gilberto Antoniazzi	51	Vice President and Chief Financial Officer
Thomas Schneberger	47	Vice President and Chief Operating Officer
Sara Ponessa	47	Vice President, General Counsel and Secretary

Board of Directors

The following table sets forth information regarding the current directors of Livent and persons who will become directors of Livent immediately prior to this offering:

Name	Age	Position
Pierre R. Brondeau	61	Chairman and Director
Paul W. Graves	47	President, Chief Executive Officer and Director
Robert C. Pallash	67	Director
G. Peter D’Aloia	73	Director
Michael F. Barry	60	Director
Steven T. Merkt	51	Director
Andrea E. Utecht	69	Director

The following sets forth certain biographical information with respect to our executive officers, directors and nominees for director.

Paul W. Graves, President, Chief Executive Officer and Director

Mr. Graves currently serves as our President, Chief Executive Officer and Director, positions he has held since May 2018. Prior to serving as Livent’s Chief Executive Officer, Mr. Graves served as Executive Vice President and Chief Financial Officer of FMC from 2012 to 2018. Mr. Graves previously served as managing director and partner in the Investment Banking Division at Goldman Sachs Group in Hong Kong, where he was the co-head of Natural Resources for Asia (excluding Japan). In that capacity, he was responsible for managing the company’s Pan-Asian Natural Resources Investment business. Mr. Graves also served as Global Head of Agricultural Investment Banking and Global Head of Chemical Investment Banking for Goldman Sachs, which he joined in 2000. Mr. Graves previously held finance and auditing roles of increasing responsibility at Ernst & Young, British Sky Broadcasting Group, ING Barings and J. Henry Schroder & Co. Mr. Graves’s in-depth knowledge of the lithium business, his experience as FMC’s Chief Financial Officer and his financial expertise enables him to offer valuable insights to our Board of Directors.

Gilberto Antoniazzi, Vice President and Chief Financial Officer

Mr. Antoniazzi currently serves as our Vice President and Chief Financial Officer, a position he has held since May 2018. From 2013 to 2018, he was the Chief Financial Officer for FMC’s Agricultural Solutions business segment. Earlier in his career, Mr. Antoniazzi held leadership and executive positions of increasing responsibility at FMC, including Chief Financial Officer for the Latin America Region from July 2004 to September 2013, and Finance Director for the Europe, Middle East & Africa Region from January 2000 to June 2004. Mr. Antoniazzi joined FMC in 1993. He has significant international experience including assignments in Argentina, Belgium, Brazil and Turkey.

Thomas Schneberger, Vice President and Chief Operating Officer

Mr. Schneberger currently serves as our Vice President and Chief Operating Officer, a position he has held since May 2018. Prior to serving as Livent’s Chief Operating Officer, Mr. Schneberger served as Vice President and Global Business Director of FMC’s lithium business segment from 2014 to 2018. Prior to this position, Mr. Schneberger served as Vice President and Global Business Director for FMC’s former Alkali Chemicals division from early 2013 to late 2014. Mr. Schneberger also served as FMC’s Global Sustainability Director from 2011 to early 2013, where he led the successful development and implementation of FMC’s corporate sustainability strategy. Prior to joining FMC, Mr. Schneberger held leadership positions at General Chemical and Rhodia in engineering, manufacturing, process safety, business development, sales and marketing. He has significant cross cultural experience through managing several global businesses and living in France and Mexico.

Sara Ponessa, Vice President, General Counsel and Secretary

Ms. Ponessa currently serves as our Vice President, General Counsel and Secretary. Prior to serving as Livent’s General Counsel, Ms. Ponessa served as senior business counsel for FMC’s lithium business, and was responsible for managing all legal affairs for the lithium business from 2014 to 2018. Prior to her position with FMC Lithium, she served as business counsel to FMC’s former Alkali Chemicals and Peroxygens divisions. Prior to joining FMC, she worked as senior counsel for AstraZeneca from 2006 to 2012, vice president and risk management and compliance section manager for Wilmington Trust Company from 2003 to 2006, and a legal associate with Saul Ewing LLP from 1999 to 2003. Ms. Ponessa is a former commissioner with the Philadelphia Human Relations Commission, and currently serves on the board of Philadelphia VIP, which provides volunteer legal services for low-income families.

Pierre R. Brondeau, Chairman and Director

Mr. Brondeau will serve as Livent’s Chairman and is the Chairman and Chief Executive Officer of FMC. Mr. Brondeau joined FMC as President and Chief Executive Officer in January 2010 and became its Chairman in October 2010. Prior to joining FMC, Mr. Brondeau served as President and Chief Executive Officer at Dow Advanced Materials Division until his retirement in September 2009. Prior to Dow’s acquisition of Rohm and Haas Company in April 2009, he was President and Chief Operating Officer of Rohm and Haas from May 2008. Mr. Brondeau held numerous executive positions during his tenure at Rohm and Haas from 1989 through May 2008. He is also a member of the board of directors of TE Connectivity. Until March 2016, Mr. Brondeau served on the board of directors of Marathon Oil Corporation. Mr. Brondeau’s current role as CEO and Chairman of FMC, where he was responsible for the Lithium Division, and his former senior executive positions in the chemical industry, make him an important contributor to the Board of Directors.

Robert C. Pallash, Director

Mr. Pallash has served as a director at FMC since 2008. From January 2008 to December 2013, Mr. Pallash served as President, Global Customer Group and Senior Vice President of Visteon Corporation, an automotive parts manufacturer. From August 2005 to January 2008, Mr. Pallash was Senior Vice President, Asia Customer Group for Visteon. He joined Visteon in September 2001 as Vice President, Asia Pacific. Visteon filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in May 2009 and emerged from bankruptcy in October 2010. Prior to joining Visteon, Mr. Pallash served as President of TRW Automotive Japan from 1999 to September 2001. Until December 2013, Mr. Pallash served on the board of directors of Halla Climate Controls in South Korea, a majority-owned subsidiary of Visteon Corporation. Mr. Pallash’s international experience, particularly in Asia where the Company seeks to grow its business, and his automotive industry experience enable him to bring significant value as a member of the Board of Directors.

G. Peter D’Aloia, Director

Mr. D’Aloia has served as a director at FMC since 2002. Mr. D’Aloia served as Managing Director and a member of the board of directors of Ascend Performance Materials Holdings, Inc. from June 1, 2009 to March 31, 2017. From February 2000 until June 2008, Mr. D’Aloia served as Senior Vice President and Chief Financial Officer of Trane, Inc. (formerly American Standard Companies, Inc.). Prior to that, he was employed by Honeywell (formerly AlliedSignal Inc.), a diversified industrial company, most recently serving as Vice President–Strategic Planning and Business Development. He spent 28 years with AlliedSignal Inc. in diverse management positions, including Vice President–Taxes, Vice President and Treasurer, Vice President and Controller, and Vice President and Chief Financial Officer for the Engineered Materials sector. He is a member of the board of directors of Wabco Holdings, Inc. and served on the board of directors of ITT Inc. until May 2017. Mr. D’Aloia’s significant financial and business experience resulting from senior executive and financial roles in large manufacturing operations, and service as a director of other public companies, make him highly qualified to be a director of the Company.

Michael F. Barry, Director

Mr. Barry has served as the Chief Executive Officer and President of Quaker Chemical Corporation since October 2008 and Chairman of the Board since May 2009. He has held leadership and executive positions of increasing responsibility since joining Quaker in 1998, including Senior Vice President and Managing Director–North America from January 2006 to October 2008; Senior Vice President and Global Industry Leader–Metalworking and Coatings from July to December 2005; Vice President and Global Industry Leader–Industrial Metalworking and Coatings from January 2004 to June 2005; and Vice President and Chief Financial Officer from 1998 to August 2004. Mr. Barry currently serves as a director of Rogers Corporation. Mr. Barry’s significant chemical and industrial experience makes him a valuable contributor to the Board of Directors.

Steven T. Merkt, Director

Mr. Merkt currently serves as the President of the Transportation Solutions segment at TE Connectivity Ltd., one of the world’s largest suppliers of connectivity and sensor solutions to the automotive and commercial vehicle marketplaces. Since joining the company in 1989, Mr. Merkt has held various leadership positions in general management, operations, engineering, marketing, supply chain, and new product launches. He was appointed to his current position in August 2012, after serving as President of TE’s Automotive business. Mr. Merkt also serves on the board of directors for the Isonoma Foundation. Mr. Merkt’s experience, particularly in the automotive and commercial vehicle sectors, makes him a valuable contributor to the Board of Directors.

Andrea E. Utecht, Director

Ms. Utecht has served as Executive Vice President, General Counsel and Secretary of FMC since January 2011. She joined FMC in July 2001 as Chief Legal Officer and served as FMC’s Vice President, General Counsel and Secretary since January 2002. Prior to joining FMC, Ms. Utecht was Senior Vice President, Secretary and General Counsel of ATOFINA Chemicals, Inc. (now known as Arkema Inc.). She was with ATOFINA and its predecessor companies for 20 years, including three years as Vice President for acquisitions and divestitures. Ms. Utecht’s legal experience and intimate knowledge of the lithium business make her a significant contributor to the Board of Directors.

Controlled Company Exception

After the completion of this offering, FMC will continue to hold more than a majority of the voting power of our common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under these NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our Board of Directors consist of independent directors, (2) that our Board of Directors have a Compensation and Organization Committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our Board of Directors have a Nominating and Corporate Governance Committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect that our Compensation and Organization Committee or Nominating and Corporate Governance Committee will be comprised entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our common stock continues to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Board Structure and Compensation of Directors

Following completion of this offering, our Board of Directors will have seven members, consisting of Mr. Graves, our President and Chief Executive Officer, four other officers and directors of FMC, and two directors who are not affiliated with FMC. Messrs. Pallash, D’Aloia, Barry and Merkt will be “independent directors” under the listing standards of the NYSE. Messrs. Barry and Merkt, who are not affiliated with FMC, were selected by FMC following an extensive search and review by FMC of these individuals’ experience, qualifications, attributes, skills and independence from both companies.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2019, 2020 and 2021, respectively.

(1)	Our Class I directors will be Messrs. Barry and Merkt, and their terms will expire at the first annual meeting of stockholders to be held following the completion of this offering.

(2)	Our Class II directors will be Mr. Graves and Ms. Utecht, and their terms will expire at the second annual meeting of stockholders to be held following the completion of this offering

(3)	Our Class III directors will be Messrs. Brondeau, D’Aloia and Pallash, and their terms will expire at the third annual meeting of stockholders to be held following the completion of this offering.

At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

All of our non-employee directors will receive an annual cash retainer of $75,000, or a pro rata amount for any portion of a year served. The retainer will be paid in quarterly installments in cash, unless the director elects to receive all or part of it in restricted stock units. Restricted stock units paid in respect of the annual retainer are subject to forfeiture on a pro rata basis if the director does not serve for the full year in respect of which the retainer is paid. The forfeiture condition will be waived in the event of a change in control of the Company or if the director’s service ceases due to his or her death or disability. The lead director or any non-executive Chairman of the Board will be paid an additional cash retainer of $20,000 per year, and the directors who chair the Audit Committee, the Compensation and Organization Committee and the Nominating and Corporate Governance Committee will be paid an additional cash retainer of $20,000, $15,000 and $10,000 per year, respectively. Each member of the Audit Committee, other than the Audit Committee Chair, will also receive an additional cash retainer of $5,000 per year.

Each of our non-employee directors will also receive an annual grant of restricted stock units having a grant date value of $90,000, or a pro rata amount for any portion of the year served. These restricted stock units vest at the Company’s next annual meeting of stockholders following the date of grant or, if sooner, upon a change in control of the Company. In addition, these restricted stock units will vest on a pro rata basis in the event of the director’s death before the next annual meeting date.

Each of our non-employee directors serving on our Board of Directors on the date of the completion of this offering will receive an initial award of restricted stock units under the Livent Corporation Incentive Compensation and Stock Plan, which we refer to as the “Director IPO Award”, with the number of shares underlying such award equal to $90,000 divided by the initial public offering price per share of Company common stock, prorated to reflect the number of days between the effective date of this offering and May 1, 2019. The Director IPO Awards will vest in accordance with the terms described in the immediately preceding paragraph.

Directors who are also full-time officers or employees of the Company will receive no additional compensation for serving as directors.

Board Committees

Audit Committee

After the completion of the offering, the members of our Audit Committee will be Messrs. Barry, Merkt and D’Aloia. Mr. Barry will be the chairman of our Audit Committee. Each of the members of our Audit Committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Each member of our Audit Committee is financially literate, and our Board of Directors has determined that each is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on them any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors. Our Audit Committee is directly responsible for, among other things:

•	reviewing the effectiveness and adequacy of our internal controls;

•	reviewing the annual report, proxy statement and periodic SEC filings and ensuring that our financial reports fairly represent our operations;

•	reviewing the effectiveness, scope and performance of activities of the independent registered public accounting firm and the internal auditor function;

•	reviewing significant changes in accounting policies;

•	selecting the independent registered public accounting firm and confirming its independence;

•	reviewing potentially significant litigation;

•	reviewing federal income tax issues;

•	reviewing our policies with respect to risk assessment and risk management;

•	reviewing with management our earnings releases;

•	monitoring our compliance with legal and regulatory requirements; and

•	pre-approving audit and non-audit services provided by the independent registered public accounting firm.

Compensation and Organization Committee

The Compensation and Organization Committee will be comprised of three directors. So long as FMC beneficially owns more than a majority of the voting power of our outstanding common stock and we remain a “controlled company”, we will not be required to have a Compensation and Organization Committee comprised entirely of independent directors. Within one year of FMC beneficially owning less than a majority of the voting power of our outstanding common stock, and in accordance with applicable transition periods, each of the three directors on the Compensation and Organization Committee will be required to be independent under the listing standards of the NYSE and the Company’s independence guidelines. After completion of the offering, the Compensation and Organization Committee will be comprised of Messrs. Brondeau (chair), Pallash and Merkt. Our Compensation and Organization Committee is responsible for, among other things:

•	reviewing and approving compensation policies and practices for senior executives;

•	reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and the other executive officers;

•	reviewing as necessary our compensation programs, policies and practices with respect to risk assessment;

•	reviewing performance and establishing the total compensation for the Chief Executive Officer and other senior executives;

•	administering our incentive compensation and stock plan;

•	reviewing compensation disclosure for inclusion in SEC filings;

•	reviewing significant organizational changes and management succession planning;

•	recommending to the Board of Directors candidates for officers of the Company;

•	reviewing the terms of employment agreements, severance agreements, change in control agreements and other compensatory arrangements for senior executives;

•	overseeing evaluation of management performance and development; and

•	reviewing executive stock ownership guidelines and overseeing clawback, hedging and pledging policies.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be comprised of three directors. So long as FMC beneficially owns more than a majority of the voting power of our outstanding common stock and we remain a “controlled company”, we will not be required to have a Nominating and Corporate Governance Committee comprised entirely of independent directors. Within one year of FMC beneficially owning less than a majority of the voting power of our outstanding common stock, and in accordance with applicable transition periods, each of the three directors on the Nominating and Corporate Governance Committee will be required to be independent under the listing standards of the NYSE and the Company’s independence guidelines. After completion of the offering, the Nominating and Corporate Governance Committee will be comprised of Ms. Utecht (chair) and Messrs. Barry and D’Aloia. Our Nominating and Corporate Governance Committee is responsible for, among other things:

•	reviewing and recommending candidates for director;

•	recommending Board of Directors meeting formats and processes;

•	overseeing corporate governance, including an annual review of governance principles;

•	reviewing and approving director compensation policies, including the determination of director compensation;

•	overseeing Board of Directors and committee evaluation procedures;

•	determining director independence; and

•	recommending whether to accept or reject a director resignation or take other action, where a director has failed to receive a majority of votes cast in an uncontested director election.

Executive Committee

The Executive Committee will be comprised of three directors. After completion of the offering, the Executive Committee will be comprised of Messrs. Brondeau (chair), Graves and D’Aloia. The primary responsibility of our Executive Committee will be to act in place of the Board of Directors when the full Board of Directors is not in session.

Sustainability Committee

The Sustainability Committee will be comprised of three directors. After the completion of the offering, the Sustainability Committee will be comprised of Messrs. Pallash (chair) and Brondeau and Ms. Utecht. The principal responsibilities of the Sustainability Committee, among other things, are to:

•	Monitor the Company’s sustainability program, including program development and advancement, goals and objectives, and progress toward achieving those objectives, as well as the following subprograms:

•	Employee occupational safety and health, and process safety programs;

•	Environmental responsibility; and

•	Programs with regard to the American Chemistry Council’s Responsible Care initiative.

Code of Business Conduct and Ethics

In connection with this offering, our Board of Directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our executive and senior financial officers. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation and Organization Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our Board of Directors.

Related Person Transaction Approval Policy

Prior to the completion of this offering, our Board of Directors will adopt a written policy with respect to the review, approval or ratification of related party transactions. Under this policy, “related parties” are defined to include executive officers and directors of the Company and their immediate family members, a stockholder owning in excess of 5% of the Company (or its controlled affiliates), and entities in which any of the foregoing have a substantial ownership interest or control. With respect to any transaction where a related party receives a benefit in excess of a de minimis amount of $5,000 (when aggregated with all similar transactions), the policy requires that the transaction be pre-approved (or, if less than $120,000, ratified) by the Audit Committee and disclosed where required by SEC rules.

Notwithstanding the foregoing, in the case of an ordinary course of business transaction between the Company and an entity of which a director of the Company is an executive officer or significant stockholder of the entity, provided the director does not otherwise have a material interest in the transaction, the policy provides a different standard for the review and approval of transactions that involve payments in any year to or from the Company in excess of either: (i) 1% of the Company’s annual consolidated revenue for the most recently completed fiscal year or (ii) the greater of $1 million or 1% of the other entity’s consolidated revenue for the most recently completed fiscal year. If the transaction does not exceed the above-mentioned thresholds (and the director does not have a material interest in the transaction), the transaction will be reviewed by the Nominating and Corporate Governance Committee as part of its review of director independence. If the director does have a material interest in the transaction, regardless of whether the above-mentioned thresholds are exceeded, the transaction must be approved or ratified by the Audit Committee in accordance with the preceding paragraph.

In the event of an ordinary course of business transaction that exceeds the above-mentioned thresholds where the director does not have a material interest, the transaction is not required to be pre-approved by the Audit Committee. Instead, the Audit Committee will review the transaction as soon as possible and will determine whether to either ratify or disallow the transaction. In the case of any such transaction associated with prospective directors, review and approval by the Audit Committee must occur prior to the director’s election. After approval or ratification, in each case the director will provide updated information at least annually on the aggregate payments involved in the transaction. This information will be reviewed by the Nominating and Corporate Governance Committee in connection with its review of directors’ independence. If the aggregate amounts involved in the transaction exceed the thresholds noted above, the Audit Committee shall be required again to review and ratify the transaction.

This policy does not apply to transactions available to all employees generally and transactions involving solely matters of executive compensation.

The transactions described in the section “Certain Relationships and Related Party Transactions—Relationship with FMC” (collectively, the “FMC Contemplated Transactions”) will be entered into prior to the adoption of our related person transaction approval policy and therefore will not be approved under the policy. In addition, following the completion of this offering, (i) amendments, modifications, terminations, extensions, or exercises of discretion outside the ordinary course of business, with respect to the agreements constituting FMC Contemplated Transactions, (ii) negotiation, execution, modification, termination or extension, or exercises of discretion outside the ordinary course of business, with respect to any new agreements with FMC (“New Agreements”) and (iii) the assertion, handling or resolution of any disputes arising under the agreements related to the FMC Contemplated Transactions or any New Agreements, in each case involving amounts that will or may be expected to exceed $120,000, will be reviewed and approved by our directors that are unaffiliated with FMC. Any executive officer of the Company who is also an officer, director or employee of FMC may participate in these activities provided that he or she does so solely on behalf of the Company and under the direction of, and subject to the approval of, our independent directors that are unaffiliated with FMC. Any director of the Company who is also an officer, director or other affiliate of FMC may participate in these activities provided that he or she does so solely on behalf of FMC or its affiliates, as applicable, and provided that our independent directors have received advance notice of his or her participation.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information concerning the compensation paid by FMC to our named executive officers in respect of our fiscal year ended December 31, 2017, whom we refer to as our “NEOs”.

2017 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)(2)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(3)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Paul Graves	2017	697,138	—		681,964	291,135	1,338,535	—	196,893	3,205,665
President and Chief Executive Officer	2016	678,456	—		1,996,480	308,935	753,100	—	222,922	3,959,893
Gilberto Antoniazzi	2017	260,000	160,000	(5)	39,016	39,040	166,103	—	12,381	676,540
Vice President and Chief Financial Officer
Thomas Schneberger	2017	313,061	—		186,969	93,193	453,302	—	15,004	1,061,529
Vice President and Chief Operating Officer

(1)

The amounts in these columns reflect the grant date fair value of stock unit and option awards with respect to shares of FMC common stock granted by FMC to our NEOs under the FMC Corporation Incentive Compensation and Stock Plan (“FMC ICSP”), in each case, calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. See Note 13 to the Combined Financial Statements contained in this prospectus for the assumptions used in the valuations that appear in these columns.

(2)

The amounts reported in this column for 2017 reflect grants of restricted stock units (“RSUs”) and/or performance-based restricted stock units (“PRSUs”) granted by FMC to our NEOs under the FMC ICSP in 2017. The RSUs granted in 2017 are subject to time-based vesting conditions and will cliff-vest on the third anniversary of the date of grant. The PRSUs granted in 2017 will vest between 0% and 200% of the target number of FMC shares based on achievement of the applicable relative total shareholder return (“TSR”) performance goal compared to an FMC peer group composed of 54 companies (consisting of all of the companies included in the S&P 1500 Composite Chemical Index, plus select additional FMC chemical company peers) measured over a three-year performance period (2017-2019), subject to the NEO’s continuous service through the end of the three-year performance period. Achievement of the TSR performance goal is calculated with respect to (i) 25% of the PRSU award for each of the three calendar years during the performance period (i.e., 25% for each of 2017, 2018 and 2019) and (ii) the remaining 25% of the PRSU award for the cumulative three-year performance period (i.e., 25% for the 2017-2019 period). The amounts for PRSUs reflected in the table above for 2017 were calculated based on the probable outcome of the performance goal as of the grant date (i.e., target performance). The grant date fair value of the maximum number of FMC shares that may be earned under the PRSUs granted in 2017 to Messrs. Graves and Schneberger is $775,537 and $186,209, respectively (Mr. Antoniazzi was not granted PRSUs in 2017).

(3)

The amounts reported in this column for 2017 reflect amounts earned by our NEOs under the FMC ICSP, which were earned based on (a) achievement of (i) annual financial performance measures in respect of 2017 (weighted 70%)—i.e., adjusted earnings and cash out flow (as well as additional measures addressed below for Messrs. Antoniazzi and Schneberger)—and (ii) annual non-financial performance measures specific to each NEO in respect of 2017 (weighted 30%) (“Annual Incentive Awards”) and (b) FMC’s achievement of a relative TSR performance goal for the 2015-2017 performance period applicable to long-term cash incentive awards previously granted by FMC to Messrs. Antoniazzi and Schneberger under the FMC ICSP (“Cash LTI Awards”). For Messrs. Antoniazzi and Schneberger, the annual financial performance measures underlying the Annual Incentive Awards also included a business-unit measure of earnings before interest and tax, which (i) related to FMC Agricultural Solutions for Mr. Antoniazzi and (ii) related to FMC’s lithium business for Mr. Schneberger. The amounts in this column for 2017 for Messrs. Graves, Antoniazzi and Schneberger reflect Annual Incentive Awards of $763,435, $166,103 and $300,842, respectively, and Cash LTI Awards of $575,100, $0 and $152,460, respectively.

(4)	The amounts reported in this column for 2017 for our NEOs reflect the following:

(a)

For Mr. Graves, includes: (i) FMC’s matching contribution to the FMC Corporation Savings and Investment Plan ($10,800); (ii) FMC’s matching contribution to the FMC Corporation Non-Qualified Savings and Investment Plan ($47,210); (iii) FMC’s core contributions to the FMC Corporation Qualified Savings and Investment Plan ($13,500) and the FMC Corporation Non-Qualified Savings and Investment Plan ($59,012); and (iv) dividends paid on unvested RSUs ($37,154). The amount in this column also includes the aggregate incremental cost of the following benefits provided by FMC to Mr. Graves during 2017: financial planning, executive long-term disability insurance, a golf club membership and reserved parking.

(b)	For Mr. Antoniazzi, includes: (i) FMC’s matching contribution to the FMC Corporation Savings and Investment Plan ($10,800); and (ii) dividends paid on unvested RSUs ($1,581).

(c)	For Mr. Schneberger, includes: (i) FMC’s matching contribution to the FMC Corporation Savings and Investment Plan ($10,800); and (ii) dividends paid on unvested RSUs ($4,204).

(5)

This amount reflects (i) a one-time cash bonus in the amount of $10,000 paid by FMC to Mr. Antoniazzi in connection with FMC’s acquisition of certain assets relating to the crop protection business and research and development organization of E. I. duPont de Nemours and Company (“DuPont”) and the divestiture of FMC’s health and nutrition business to DuPont and (ii) a one-time retention award in the amount of $150,000 from FMC that is subject to repayment in the event of a termination of Mr. Antoniazzi’s employment for cause or due to his voluntary resignation. This repayment obligation lapses as follows: 25% on January 11, 2018; 25% on January 11, 2019; and 50% on January 11, 2020.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding stock options, RSUs and PRSUs with respect to shares of FMC common stock that were outstanding and held by our NEOs as of December 31, 2017. Pursuant to the terms of the employee matters agreement (as described below), at the Distribution (as defined in “Certain Relationships and Related Party Transactions—Relationship with FMC—Separation and Distribution Agreement”), each outstanding stock option, RSU and PRSU reflected in the table below will be adjusted and converted into an award of stock options, RSUs and PRSUs with respect to Company common stock, respectively. For additional details regarding the treatment of outstanding equity awards held by our NEOs in connection with the Distribution, see “Certain Relationships and Related Party Transactions—Relationship with FMC—Employee Matters Agreement”.

OUTSTANDING EQUITY AWARDS AT 2017 FISCAL YEAR END

	Option Awards					Stock Awards
Name	Numbers of Securities Underlying Unexercised Options Exercisable (1) (#)	Numbers of Securities Underlying Unexercised Options Unexercisable (1)(2) (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (3)(4) (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mr. Graves	12,246	—	—	59.47	2/18/2023	5,371		508,419	—		—
	10,252	—	—	72.93	2/17/2024	8,291		784,826	—		—
	—	13,986	—	63.41	2/27/2025	5,047		477,749	—		—
	—	36,175	—	37.38	2/25/2026	34,000		3,218,440	—		—
	—	18,591	—	57.63	2/27/2027	10,105	(6)	956,539	—		—
	—	—	—	—	—	2,913	(7)	275,745	—		—
	—	—	—	—	—	—		—	9,978	(8)	944,517
	—	—	—	—	—	—		—	8,678	(9)	821,459

Mr. Antoniazzi	1,060	—	—	59.47	2/18/2023	648		61,340	—		—
	1,237	—	—	72.93	2/17/2024	1,112		105,262	—		—
	—	1,688	—	63.41	2/27/2025	677		64,085	—		—
	—	4,850	—	37.38	2/25/2026	—		—	—		—
	—	2,493	—	57.63	2/27/2027	—		—	—		—

Mr. Schneberger	1,186	—	—	40.89	2/17/2021	1,424		134,796	—		—
	1,454	—	—	47.60	2/16/2022	2,654		251,228	—		—
	1,138	—	—	59.47	2/18/2023	1,615		152,876	—		—
	1,669	—	—	72.93	2/17/2024	2,408	(6)	227,941	—		—
	—	3,709	—	63.41	2/27/2025	699	(7)	66,167	—		—
	—	11,579	—	37.38	2/25/2026	—		—	2,396	(8)	226,805
		5,951		57.63	2/27/2027	—		—	2,084	(9)	197,271

(1)

The amounts reflected in this column represent the number of shares of FMC common stock underlying outstanding option awards previously granted by FMC to our NEOs under the FMC ICSP. For additional details regarding the treatment of outstanding stock options held by our NEOs in connection with the Distribution, see “Certain Relationships and Related Party Transactions—Relationship with FMC—Employee Matters Agreement”.

(2)

With respect to the stock option awards with (i) an expiration date of 2/27/2025, the vesting date is 2/27/2018, (ii) an expiration date of 2/25/2026, the vesting date is 2/25/2019 and (iii) with an expiration date of 2/27/2027, the vesting date is 2/27/2020.

(3)

The amounts reflected in this column represent the number of FMC shares underlying outstanding RSUs and “banked” PRSUs (i.e., PRSUs for which the applicable performance goal has been previously attained based on actual performance, but remains subject to time-based vesting conditions, adjusted to reflect dividend equivalent rights credited with respect to such PRSUs), in each case, which were previously granted by FMC to our NEOs under the FMC ICSP. For additional details regarding the treatment of outstanding RSUs and “banked” PSUs held by our NEOs in connection with the Distribution, see “Certain Relationships and Related Party Transactions—Relationship with FMC—Employee Matters Agreement—Treatment of Outstanding Equity Awards” below.

(4)	The RSUs reflected in this column are scheduled to vest as follows:

(a)

For Mr. Graves: (i) the RSU award with respect to 5,371 FMC shares is scheduled to vest on 2/27/2018; (ii) the RSU awards with respect to 8,291 FMC shares and 34,000 FMC shares are each scheduled to vest on 2/25/2019; and (iii) the RSU award with respect to 5,047 FMC shares is scheduled to vest on 2/27/2020.

(b)

For Mr. Antoniazzi: (i) the RSU award with respect to 648 FMC shares is scheduled to vest on 2/27/2018; (ii) the RSU award with respect to 1,112 FMC shares is scheduled to vest on 2/25/2019; and (iii) the RSU award with respect to 677 FMC shares is scheduled to vest on 2/27/2020.

(c)

For Mr. Schneberger: (i) the RSU award with respect to 1,424 FMC shares is scheduled to vest on 2/27/2018; (ii) the RSU award with respect to 2,654 FMC shares is scheduled to vest on 2/25/2019; and (iii) the RSU award with respect to 1,615 FMC shares is scheduled to vest on 2/27/2020.

(5)

The amounts reflected in this column represent the number of FMC shares underlying outstanding “unbanked” PRSUs (i.e., PRSUs that remain subject to subject to the achievement of the applicable performance goals), which were previously granted by FMC to our NEOs under the FMC ICSP. For additional details regarding the treatment of outstanding “unbanked” PSUs held by our NEOs in connection with the Distribution, see “Certain Relationships and Related Party Transactions—Relationship with FMC—Employee Matters Agreement”.

(6)

Represents the portion of PRSUs granted in 2016 that were “banked” based on actual 2016 and 2017 performance at 200% (adjusted to reflect dividend equivalent rights credited with respect to such “banked” PRSUs). These “banked” PRSUs remain subject to time-based vesting based on continued service through 12/31/2018.

(7)

Represents the portion of PRSUs granted in 2017 that were “banked” based on actual 2017 performance at 200% (adjusted to reflect dividend equivalent rights credited with respect to such “banked” PRSUs). These “banked” PRSUs remain subject to time-based vesting based on continued service through 12/31/2019.

(8)

Represents the portion of PRSUs granted in 2016 that are “unbanked” and remain subject to achievement of the applicable performance goals, reflected in the table above assuming 200% achievement of the performance goals (based on applicable SEC rules). If, and to the extent, earned, these PRSUs will be delivered following the end of the performance period scheduled to end on 12/31/18.

(9)

Represents the portion of PRSUs granted in 2017 that are “unbanked” and remain subject to achievement of the applicable performance goals, reflected in the table above assuming 200% achievement of the performance goals (based on applicable SEC rules). If, and to the extent, earned, these PRSUs will be subject to time-based vesting conditions based on continuous service through 12/31/19 and achievement of the applicable performance goals, and these PRSUs will be delivered following the end of the performance period scheduled to end on 12/31/19.

FMC Retirement Benefits

FMC Qualified and Non-Qualified Retirement Plans

Messrs. Schneberger and Antoniazzi participate in the FMC Salaried and Nonunion Hourly Employees Retirement Plan, which we refer to as the “FMC Qualified Plan”, a non-contributory defined benefit plan that is intended to meet the requirements of a tax-qualified plan. Since Mr. Graves was hired after July 1, 2007, when the FMC Qualified Plan was closed to new employees, Mr. Graves is not eligible to participate in the FMC Qualified Plan, but does participate in FMC defined contribution plans.

Under the FMC Qualified Plan, an employee’s pension benefit is calculated based on credited service and a final average year earnings (“FAYE”) formula, and the annual benefit payable is subject to a statutory cap of $215,000 for 2017. FAYE is determined using earnings from the highest 60 consecutive months out of the last 120 calendar months that immediately precede the employee’s retirement date. Eligible compensation includes base salary, Annual Incentive Awards (see footnote 3 of the 2017 Summary Compensation Table above) and certain other performance payments, and is subject to a statutory cap of $270,000 for 2017. However, stock option gains, other equity awards and long-term performance-based cash are not included in eligible compensation.

The normal retirement age under the FMC Qualified Plan is age 65. Benefits at normal retirement are calculated using the formula described below.

The retirement formula is 1.0% of FAYE up to the Social Security covered compensation base plus 1.5% of FAYE in excess of the Social Security covered compensation base times years of credited service (up to 35 years) plus 1.5% of FAYE times years of credited service in excess of 35. The actual benefit amount depends on the form of payment selected by the employee, i.e., individual life annuity, joint and survivor annuity or level income option. All benefits under the FMC Qualified Plan are paid as an annuity. At age 62, an employee can retire without a benefit reduction. There is no Social Security offset.

Early retirement is defined as retirement from active service when an employee reaches age 55 with a minimum of ten years credited service. Employees who elect early retirement receive an actuarially reduced pension. This reduction is 4% per year for each year prior to age 62. The maximum reduction is 28% (62-55 x .04) of the age 65 benefit calculation. The Code limits the annual benefits that may be paid from a tax-qualified retirement plan and the compensation that may be taken into account in calculating those benefits, as noted above.

The FMC Salaried Employees Equivalent Plan, which we refer to as the “FMC Nonqualified Plan”, is a non-contributory retirement restoration plan that restores the benefits earned under the FMC Qualified Plan formula described above, in which Messrs. Schneberger and Antoniazzi are eligible to participate. Mr. Graves is not eligible to participate in the FMC Nonqualified Plan, as the plan does not cover employees who are not also covered by the FMC Qualified Plan.

This plan represents an unfunded and unsecured obligation of FMC and, therefore, are not guaranteed to be fully paid in the event of FMC’s insolvency or bankruptcy. These supplemental benefits are calculated using the same formula described above without regard to the Code limits, less amounts payable under the FMC Qualified Plan. The benefits payable under the FMC Nonqualified Plan are paid in a lump sum on the later of attainment of age 55 or six months following the employee’s retirement.

FMC Qualified and Non-Qualified Savings Plans

All of our NEOs participate in the FMC Corporation Savings and Investment Plan, which we refer to as the “FMC Qualified Savings Plan”, which is a tax-qualified savings plan under Section 401(k) of the Code. In addition, Mr. Graves participates in the FMC Nonqualified Savings and Investment Plan, which we refer to as the “FMC Nonqualified Savings Plan”, a voluntary deferred compensation plan that mirrors the FMC Qualified Savings Plan and is available to certain eligible employees whose annual compensation exceeds $140,000 ($250,000 in 2018).

Participants in the FMC Qualified Savings Plan are subject to certain contribution and earnings limits set under Sections 402(g) and 401(a) (17) of the Code. The FMC Nonqualified Savings Plan is used to facilitate the continuation of contributions beyond the limits allowed under the FMC Qualified Savings Plan. Employees may defer 1% to 50% of their base salaries and up to 100% of their annual incentive compensation. In 2017, FMC’s matching contribution under both plans was 80% of the amount deferred up to a maximum of 5% of eligible earnings, i.e. base salary and annual incentive paid in fiscal year 2017. In addition to FMC’s matching contribution, employees hired after July 1, 2007, who are not eligible to participate in the FMC Qualified and Non-Qualified Plans, are entitled to receive employer core contributions under the FMC Qualified and Non-Qualified Savings Plans of 5% of eligible earnings in the aggregate.

Compensation deferred under the FMC Nonqualified Savings Plan is deemed invested by the participant in his or her choice of more than 20 investment choices offered to all participants. All investments, except for the FMC stock fund, are mutual funds, and all investments may be exchanged by the participant at any time. Earnings on investments are market earnings. There are no programs or provisions for guaranteed rates of return. Distributions under the FMC Nonqualified Savings Plan must occur or commence at the earlier of separation of service plus six months or at a designated time elected by the participant at the time of deferral. Distributions may be in lump sum or installments as determined by the participant’s distribution election.

The FMC Nonqualified Savings Plan is subject to certain disclosure and procedural requirements of ERISA, but as a “top hat” plan is not subject to the eligibility, vesting, accrual, funding, fiduciary responsibility and similar requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). This plan represents an unfunded and unsecured obligation of FMC and, therefore, are not guaranteed to be fully paid in the event of FMC’s insolvency or bankruptcy.

For details regarding the treatment of our NEOs’ benefits under the FMC Qualified Plan, FMC Nonqualified Plan, the FMC Qualified Savings Plan and the FMC Nonqualified Savings Plan in connection with the Distribution, see “Certain Relationships and Related Party Transactions—Relationship with FMC—Employee Matters Agreement” below.

Potential Payments Upon Termination of Employment or Change in Control of FMC

The following is a summary of the arrangements between FMC and our NEOs which provide for the payment to our NEOs in connection with a change in control of FMC and/or termination of the NEO’s employment from FMC. No amounts will become payable under the below described arrangements in connection with the closing of this offering or the consummation of the Distribution.

FMC Executive Severance Agreements

Each of Messrs. Graves and Schneberger and FMC have previously entered into an Executive Severance Agreement, which generally provides that, in the event such individual’s employment is terminated by FMC without “cause” (as described below) or by such individual for “good reason” (as described below), in each case, within the 24-month period following a “change in control” (as described below) of FMC, each of which we refer to as a “Change in Control Termination”, then such individual would be entitled, contingent on his execution of a release of claims in favor of FMC and its affiliates, to the following payments and benefits:

•	an amount equal to three times (in the case of Mr. Graves) and one times (in the case of Mr. Schneberger) his highest annualized base salary in effect at any time, payable in a lump sum;

•	an amount equal to three times (in the case of Mr. Graves) and one times (in the case of Mr. Schneberger) his highest annualized target annual incentive award, payable in a lump sum;

•	a prorated bonus for year of termination;

•	reimbursement for outplacement services for a two-year period following the termination date, with the total reimbursements capped at 15% of his base salary as of the termination date;

•

continuation of medical and welfare benefits (including life and accidental death and dismemberment and disability insurance coverage) for him (and his covered spouse and dependents), at the same premium cost and coverage level as in effect as of the change in control date, for three years (in the case of Mr. Graves) and one year (in the case of Mr. Schneberger) following the date of termination (or, if earlier, the date on which substantially similar benefits at a comparable cost are available to him from a subsequent employer); and

•

in the case of Mr. Schneberger, one year of additional age and service credit for purposes of benefit calculations under the FMC Nonqualified Plan with respect to benefits that have not been paid prior to the change in control date (other than for purposes of determining “final average pay”, which will be based on his actual pay history as of the termination date).

For purposes of the Executive Severance Agreements:

•	“Cause” generally means the NEO’s:

(i)

willful and continued failure to substantially perform the NEO’s duties in any material respect (other than any such failure resulting from physical or mental incapacity or occurring after issuance by the NEO of a notice of termination for good reason), after a written notice to the NEO, and after the NEO has failed to cure within 30 days of receiving such demand;

(ii)	willful engagement in conduct which is demonstrably and materially injurious to the FMC or any of its affiliates; or

(iii)	conviction of, or plea of guilty or nolo contendere to, a felony under federal or state law on or prior to a change in control.

•	“Change in Control” generally means the occurrence of one or more of the following events:

(i)

with limited exceptions, an acquisition by a third-party of 20% or more of the beneficial ownership of either (a) outstanding FMC common stock or (b) the combined voting power of the then outstanding voting securities of FMC entitled to vote generally in the election of directors;

(ii)

the replacement of the majority of FMC’s directors at any time following the effective date of the Executive Severance Agreement (other than by directors approved by a majority of FMC’s remaining incumbent directors);

(iii)

the consummation of a reorganization, merger or consolidation, sale or other disposition of all or substantially all of the assets of FMC, or acquisition by FMC of the assets or stock of another entity (unless (a) all or substantially all of the holders of FMC’s common stock and outstanding voting securities continue to beneficially own more than 60% of the outstanding common stock and combined voting power of FMC (or the surviving or resulting entity from such transaction) in substantially the same proportions as their ownership prior to such transaction, (b) no third-party will beneficially own 20% or more of the outstanding shares of common stock or combined voting power of FMC (or the surviving or resulting entity from such transaction), except to the extent that such ownership existed prior to such transaction and (c) FMC’s incumbent directors constitute at least a majority of the members of the board of directors of FMC (or the surviving or resulting entity) following such transaction); or

(iv)	the approval by the stockholders of FMC of a complete liquidation or dissolution of FMC.

•	“Good Reason” generally means the occurrence of one or more of the following events without the NEO’s express written consent:

(i)

the assignment of the NEO to duties materially inconsistent with the NEO’s authorities, duties, responsibilities and status (including offices, titles and reporting requirements) as an employee of FMC (including, without limitation, any material change in duties or status as a result of the stock of the FMC ceasing to be publicly traded or of FMC becoming a subsidiary of another entity), or a reduction or alteration in the nature or status of the NEO’s authorities, duties, or responsibilities from the greatest of those in effect (a) immediately preceding FMC’s entry into any definitive agreement to conduct the change in control, or (b) immediately preceding the change in control;

(ii)

FMC requiring the NEO to be based at a location which is at least 50 miles further from the NEO’s then current primary residence than such residence is from the office where the NEO is located at the time of the change in control, except for required travel on FMC’s business to an extent substantially consistent with the NEO’s business obligations;

(iii)	a reduction by FMC in the NEO’s base salary;

(iv)

a material reduction in the NEO’s level of participation in any of FMC’s short- and/or long-term incentive compensation plans, or employee benefit or retirement plans, policies, practices, or arrangements in which the Executive participates from the greatest of the levels in place: (a) immediately preceding FMC’s entry into any definitive agreement to conduct the change in Control, or (b) immediately preceding the change in control; and

(v)	the failure of FMC to obtain a satisfactory agreement from any successor to FMC to assume and agree to perform the Executive Severance Agreement, as contemplated by the Executive Severance Agreement.

In each case, the NEO must notify FMC in writing of such event alleged to constitute good reason within 90 days following the initial occurrence thereof. FMC then has 30 days after receipt from the NEO of such written notice to cure the event giving rise to good reason. If FMC fails to cure the event within the 30-day period, the NEO must resign from his employment with FMC within two years following the initial occurrence of such event.

In connection with the consummation of this offering, we intend to enter into executive severance agreements with certain of our executives (including our NEOs) on terms and conditions that are substantially similar to the terms and conditions of the FMC Executive Severance Agreements, a form of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

FMC Executive Severance Guidelines

FMC maintains Executive Severance Guidelines, which we refer to as the FMC Severance Guidelines, which provide for the payment of severance pay and benefits in the event of an executive’s termination of employment by FMC without cause (other than in connection with a change in control of FMC). No NEO has a contractual entitlement to any severance pay or benefits under the FMC Severance Guidelines, and the Compensation and Organization Committee of the board of directors of FMC has the discretion to enhance or reduce the severance pay or benefits under the FMC Severance Guidelines in any specific case. As a condition to receiving any severance pay or benefits under the FMC Severance Guidelines, the NEO must execute a release of claims in favor of FMC, as well as a non-solicitation, non-competition and confidentiality agreement. The FMC Severance Guidelines provide for the following:

•	an amount equal to 12 months of the NEO’s base salary, payable in a lump sum;

•	an amount equal to the NEO’s target annual incentive award;

•	a prorated target bonus for the year of termination;

•	transition benefits (e.g., outplacement assistance and financial/tax planning); and

•	continuation of health benefits for the one-year period following the date of termination.

In connection with the consummation of this offering, we intend to adopt executive severance guidelines for the benefit of our executives with terms and conditions that are substantially similar to the terms and conditions of the FMC Executive Severance Guidelines.

FMC Equity Awards

The following is a summary of the treatment of outstanding FMC equity incentive awards held by our NEOs as of December 31, 2017 on certain specified terminations of employment (including those in connection with a change in control of FMC), as set forth in the FMC ICSP and the applicable award agreements granted thereunder to the NEOs.

Termination of Employment following a Change in Control of FMC

In the event of a Change in Control Termination, contingent on the NEO’s execution of a release of claims in favor of FMC and its affiliates, the NEO’s outstanding FMC equity incentive awards will be treated as follows:

•	All outstanding and unvested stock options will vest and become exercisable on the termination date, and will remain exercisable for up to three months following the termination date;

•	All outstanding and unvested RSUs will vest on the termination date, and the underlying FMC shares will be delivered promptly thereafter;

•	“Banked” PRSUs will vest, and will be delivered thereafter; and

•	“Unbanked” PRSUs will vest assuming achievement of the applicable performance conditions at the target performance level, and will be delivered thereafter.

Termination of Employment Without Cause (other than in connection with a Change in Control of FMC)

In the event of a termination of an NEO’s employment by FMC without cause (other than in connection with a change in control of FMC), contingent on the NEO’s execution of a release of claims in favor of FMC and its affiliates, the NEO’s outstanding FMC equity incentive awards will be treated as follows:

•

Outstanding and unvested stock options that would have vested within one year following the termination date will vest and become exercisable on their regularly scheduled vesting dates, and will remain exercisable for one year thereafter;

•	All outstanding and unvested RSUs will vest on a prorata basis based on the number of days the NEO was employed during the vesting period, and will be delivered promptly thereafter;

•

“Banked” PRSUs will vest, and the underlying FMC shares will be delivered on the regularly scheduled settlement date (i.e., the original date that they would have been delivered had the NEO’s employment not been terminated); and

•

“Unbanked” PRSUs will vest on a prorata basis based on (a) the number of days the NEO was employed during the applicable performance period and (b) actual performance of the applicable performance goals at the end of each applicable performance period, and the underlying FMC shares will be delivered on the regularly scheduled settlement date.

Retirement

Under the terms of the FMC ICSP and the applicable award agreements granted to our NEOs thereunder, the NEOs are considered retirement eligible at age 65, which we refer to as “Normal Retirement” or at age 62, once they have completed at least ten years of service with FMC, which we refer to as “Early Retirement”. As of December 31, 2017, none of our NEOs were eligible for Normal Retirement or Early Retirement under the FMC ICSP.

In the event of a termination of an NEO’s employment after achievement Normal Retirement or Early Retirement, contingent on the NEO’s execution of a release of claims in favor of FMC and its affiliates (in case of PRSUs), the NEO’s outstanding FMC equity incentive awards will be treated as follows:

•	All outstanding and unvested stock options will fully vest and become exercisable, and will remain exercisable for up to five years following the date of termination;

•	All outstanding and unvested RSUs will fully vest, and will be delivered promptly thereafter;

•	“Banked” PRSUs will vest, and the underlying FMC shares will be delivered on the regularly scheduled settlement date; and

•

“Unbanked” PRSUs will vest on a prorata basis based on (a) the number of days the NEO was employed during the applicable performance period and (b) actual performance of the applicable performance goals at the end of each applicable performance period, and the underlying FMC shares will be delivered on the regularly scheduled settlement date.

In the case of PRSUs, if an NEO terminates employment effective after (a) June 30 of the first year of the performance period applicable to an outstanding PRSU award and (b) the NEO has achieved Normal Retirement or Early Retirement, then, provided the NEO has commenced succession planning with FMC’s human resources department at least six months prior to the termination date, which we refer to as an “Approved Retirement”, those PRSUs will not be subject to proration (as described above). Rather, upon an Approved Retirement, the NEO will continue to earn the PRSUs as if he or she had continued to be employed until the end of the full performance period.

Death or Disability

In the event of a termination of an NEO’s employment due to death or disability, the NEO’s outstanding FMC equity incentive awards will be treated as follows:

•	All outstanding and unvested stock options will fully vest and become exercisable, and will remain exercisable for up to five years following the date of termination;

•	All outstanding and unvested RSUs will fully vest, and will be delivered promptly thereafter;

•	“Banked” PRSUs will vest, and the underlying FMC shares will be delivered on the regularly scheduled settlement date; and

•

“Unbanked” PRSUs will vest on a prorata basis based on (a) the number of days the NEO was employed during the applicable performance period and (b) actual performance of the applicable performance goals at the end of each applicable performance period, and the underlying FMC shares will be delivered on the regularly scheduled settlement date.

Cause

In the event of a termination of an NEO for cause, all outstanding and unvested FMC equity awards will be cancelled, and all vested stock option awards would expire immediately.

Employee Benefit Plans

Our employees, including our NEOs, currently participate in various compensation and employee health and welfare benefit plans sponsored by FMC. It is anticipated that they will continue participating in some or all of these plans following the completion of this offering and prior to the date of the Distribution.

For details regarding the treatment of compensation and employee health and welfare benefits in connection with the completion of this offering and the Distribution, see “Certain Relationships and Related Party Transactions—Relationship with FMC—Employee Matters Agreement” below.

Livent Corporation Incentive Compensation and Stock Plan

We have adopted the Livent Corporation Incentive Compensation and Stock Plan, which we refer to as the “Stock Plan”, which permits us to grant equity-based and cash-based incentive awards to our NEOs and our other employees and service providers. The following is a summary of the material terms and conditions of the Stock Plan. This summary is qualified in its entirety by reference to the form of Stock Plan attached as an exhibit to the registration statement of which this prospectus forms a part.

Purpose

The purpose of the Stock Plan is to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants of the Company and its affiliates.

Administration

The Stock Plan vests broad powers in a committee to administer and interpret the Stock Plan. Currently, that committee is the Compensation and Organization Committee. Except when limited by the terms of the Stock Plan, the Compensation and Organization Committee has the authority to, among other things: select the persons to be granted awards; determine the type, size and term of awards; determine the time when awards will be granted and any conditions for receiving awards; establish performance objectives and conditions for earning awards; determine whether such performance objectives and conditions have been met; amend the plan at any time; and determine when awards may be settled in cash, stock or a combination of the two. Under Delaware Law, the Compensation and Organization Committee may delegate to officers of the Company the authority to grant awards to employees who are not executive officers. In those cases, any references to the Compensation and Organization Committee will also include the delegated officers.

Under the Stock Plan, the Compensation and Organization Committee has discretion in making adjustments to outstanding awards (as described below), except that without stockholder approval, the Compensation and Organization Committee is not permitted to increase the number of shares of our common stock available for issuance under the Stock Plan or to reprice a previously granted stock option or SAR whose exercise price is higher than the current fair market value of a share. The prohibition on repricing without stockholder approval includes: reducing the instrument’s exercise price, replacing it with an instrument that has a lower exercise price or making a cash payment to the participant in exchange for his or her cancellation of the instrument.

Nevertheless, the Stock Plan specifically provides the Compensation and Organization Committee with discretion to make equitable adjustments or substitutions with respect to the number, kind and price of shares subject to outstanding awards and to the number of shares available for issuance under the Stock Plan in the event of certain corporate events or transactions, including, but not limited to, stock splits, mergers, consolidations, separations, including spin-offs or other distribution of stock or property of the Company, reorganization, or liquidation.

The Stock Plan is not a tax-qualified deferred compensation plan under Section 401(a) of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Types of Awards

The Stock Plan provides for the grant of five basic types of awards to key participants selected by the Compensation and Organization Committee: (i) incentive and non-qualified stock options, (ii) restricted stock, (iii) RSUs, (iv) SARs, and (v) management incentive awards, which are payable in cash. The Stock Plan also gives the Compensation and Organization Committee discretion to grant other types of stock-based or cash-based awards as it deems appropriate. In addition, the Stock Plan also provides for the grant of awards as a result of the adjustment and conversion of certain outstanding FMC equity awards into Company equity awards at the Distribution (as defined below) pursuant to the employee matters agreement, which we refer to as “Converted Awards”. For additional details regarding the treatment of outstanding equity awards in connection with the Distribution, see “Certain Relationships and Related Party Transactions—Relationship with FMC—Employee Matters Agreement”.

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Stock Options. The Stock Plan allows for the grant of stock options, which may be “incentive stock options” within the meaning of Section 422 of the Code or nonqualified stock options. Stock options must have an exercise price of no less than 100% of the fair market value of a share of common stock on the date of grant (except in the case of substitute awards, which are awards granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by us or with which we combine). The option exercise price is payable in cash or, with the consent of the Compensation and Organization Committee, in the form of shares of common stock, through a net cashless exercise of the option (which involves the cancellation of a portion of the option to cover the cost of exercising the balance of the option), or through a loan made by a broker. If a participant neglects to exercise an in-the-money option by the end of the term, then immediately before the option expires, it will be automatically exercised through a net cashless exercise. An in-the-money option is an option with an exercise price that is lower than the then-fair market value of a share of common stock. Options typically expire ten years after grant, or earlier if the participant terminates employment before that time, unless otherwise provided in a participant’s award agreement.

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Restricted Stock. The Stock Plan allows for the grant of shares of restricted stock. An award of restricted stock is a grant of outstanding shares of common stock which are subject to vesting conditions and transfer restrictions. Generally, shares of restricted stock that are not vested at the time of an employee’s termination of employment will be forfeited.

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Restricted Stock Units. The Stock Plan allows for the grant of RSUs. RSUs represent a right to receive from the Company, following fulfillment of applicable vesting conditions (including performance vesting conditions, if applicable), either a specified number of shares of common stock or a cash payment equal to the market value (at the time of the distribution) of a specified number of shares of common stock. Whether RSUs are payable in common stock and/or cash is determined by the Compensation and Organization Committee in its discretion. Generally, RSUs that are not vested at the time of an employee’s termination of employment will be forfeited.

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SARs. The Stock Plan allows for the grant of SARs. A SAR represents the right to receive any appreciation in a share of common stock over a particular time period. These awards are intended to mirror the benefit the employee would have received if the Compensation and Organization Committee granted the employee a stock option. SARs typically expire ten years after grant, or earlier if the participant terminates employment before that time, unless otherwise provided in a participant’s award agreement.

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Management Incentive Awards. The Stock Plan allows for the grant of management incentive awards. Management incentive awards represent the right to receive a specified amount of cash upon the achievement of performance goals approved by the Compensation and Organization Committee.

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Converted Awards. The Stock Plan provides for the grant of Converted Awards as a result of the adjustment and conversion of FMC equity awards into Company equity awards at the Distribution pursuant to the Employee Matters Agreement. The terms and conditions of the Stock Plan apply to Converted Awards only to the extent that such terms and conditions are not inconsistent with the terms of the Employee Matters Agreement and the terms of the applicable Converted Awards assumed by the Company in accordance with the Employee Matters Agreement. For additional details regarding the treatment of outstanding equity awards in connection with the Distribution, see “Certain Relationships and Related Party Transactions—Relationship with FMC—Employee Matters Agreement”.

Eligibility

Key employees, directors and consultants of the Company and its divisions, subsidiaries and affiliates (including partnerships, joint ventures or other entities in which the Company has a substantial investment) are eligible to be granted awards under the Stock Plan based on the Compensation and Organization Committee’s determination that an award to such individual will further the Stock Plan’s stated purpose (as described above). Holders of options and other types of awards granted by a company or other business that is acquired by us or with which we combine are eligible for grants of substitute awards under the Stock Plan to the extent permitted under applicable regulations of any stock exchange on which the Company is listed.

In addition, current FMC employees and other service providers are eligible to participate in the Stock Plan solely with respect to any Converted Awards received by such individuals in connection with the Distribution pursuant to the terms of the Employee Matters Agreement. For additional details regarding the treatment of outstanding equity awards in connection with the Distribution, see “Certain Relationships and Related Party Transactions—Relationship with FMC—Employee Matters Agreement”.

Vesting

The Compensation and Organization Committee determines the vesting conditions for awards. A time-based condition requires that the participant be employed or otherwise in the service of the Company for a certain amount of time in order for the award to vest. A performance-based condition requires that certain performance criteria be achieved in order for the award to vest.

For purposes of Converted Awards held by FMC employees or other FMC service providers, employment or service with FMC and its affiliates will be counted towards satisfying any service-vesting conditions applicable to such Converted Awards.

Shares of Stock Available for Issuance

Subject to adjustment (as described above), and except for substitute awards, the maximum number of shares of Company common stock authorized for issuance pursuant to awards under the Stock Plan will be 4,290,000 shares (representing 3% of the issued and outstanding shares of Company common stock following this offering before the exercise of the underwriters’ overallotment option), which we refer to as the “Initial Share Pool”, plus the number of shares of Company common stock underlying Converted Awards. In addition, beginning on January 1, 2019, and on January 1 of each year thereafter until and including the year ending December 31, 2028, the total number of shares of Company common stock reserved for issuance under the Stock

Plan will increase automatically by the lesser of (i) 3% of our issued and outstanding shares of Common Stock as of such date and (ii) such other number of shares as determined by our Board of Directors in its discretion. The Compensation and Organization Committee may utilize any of these shares toward the grant of any type of award under the Stock Plan.

Award Limits

The maximum number of shares of Company common stock available for issuance under the Stock Plan with respect to incentive stock options will be equal to the Initial Share Pool.

No non-employee director may receive, in his or her capacity as a non-employee director, awards in any calendar year that exceed $250,000 in grant-date fair value, as measured for accounting purposes. This limit on non-employee director awards excludes awards made to a non-executive chairman of the Board in that capacity and any Converted Awards.

Recycling of Shares

Liberal share recycling is prohibited under the Stock Plan. If a stock option or SAR is exercised, the full number of shares subject to the exercise will count against the number of shares remaining available for issuance under the Stock Plan and cannot be recycled back into the available pool of shares. This is the case even if the participant satisfied the option price of the stock through a net cashless exercise of the option (cancellation of a portion of the option to cover the cost of exercising the balance of the option) or by delivering shares to the Company. Similarly, even if the Company delivered a net number of shares to a participant upon exercise of a SAR, the full number of shares subject to that SAR will count against the number of shares remaining for issuance under the Stock Plan. Shares withheld to satisfy tax withholding requirements, and shares repurchased on the open market by the Company using proceeds from the exercise of a stock option, will also count against the number of shares remaining for issuance under the Stock Plan.

Share recycling is permitted in the limited circumstance when an award is forfeited, cancelled or has expired. The shares subject to such an award will become available again for issuance under the Stock Plan. However, no share recycling is permitted with respect to Converted Awards, and any shares underlying a Converted Award that is forfeited or cancelled or that otherwise terminates, expires or lapses without the delivery of shares or the payment of any consideration, or that is tendered or withheld from a Converted Award to satisfy tax withholding requirements or to pay any applicable exercise price, in either case, will not again become available for delivery in connection with new awards under the Stock Plan.

Change in Control

In the event of a change in control (defined in a manner similar to that under the FMC Executive Severance Agreements, as described above) of the Company, there is no automatic acceleration of the vesting of awards granted under the Stock Plan. To the extent a participant’s award agreement does not provide for particular treatment upon a change in control, the Compensation and Organization Committee will have discretion as to how to treat the awards. The Compensation and Organization Committee may make substitutions, adjustments or settlements of outstanding awards in its discretion upon a change in control, subject to applicable law. The Compensation and Organization Committee may cancel any outstanding vested stock options or SARs that have not been exercised prior to the change in control, irrespective of the terms set forth elsewhere in the Stock Plan or in a participant’s award agreement.

Upon a change in control, the Compensation and Organization Committee may terminate the award cycle early for any outstanding management incentive awards. The participant will receive the greater of (a) an amount equal to what he or she would have earned had the Company achieved target performance at the end of the full award cycle, pro-rated to reflect the portion of the award cycle that elapsed prior to the change in control, or (b) the amount that he or she otherwise would have earned based on the actual achievement of any performance goals prior to the change in control, unless the Compensation and Organization Committee determines otherwise.

For purposes of any Converted Awards held by an FMC employee or other FMC service provider, (i) a change in control under the Stock Plan will also be deemed to occur upon a change in control of FMC (ii) the treatment of any such Converted Awards upon a change in control of Lithium shall be in compliance with Section 409A of the Code, as applicable.

Clawback

Awards under the Stock Plan are subject to forfeiture and/or recoupment by the Compensation and Organization Committee if a participant engages in serious misconduct, is terminated for cause, engages in competitive activity or if otherwise required by any applicable clawback policy.

Amendment and Termination

The Compensation and Organization Committee may amend, alter, or discontinue the Stock Plan or any award, prospectively or retroactively, but no amendment, alteration or discontinuation may impair the rights of a recipient of any award without the recipient’s consent, except such an amendment made to comply with applicable law, stock exchange rules or accounting rules. No amendment will be made without the approval of the Company’s stockholders to the extent such approval is required by applicable law or stock exchange rules, or to the extent such amendment increases the number of shares available for delivery under the Stock Plan.

Federal Tax Consequences

Under the Code as currently in effect, a grant under the Stock Plan of stock options, SARs, restricted stock or RSUs would have no federal income tax consequence at the time of grant. All amounts taxable as ordinary income to participants under the Stock Plan in respect of awards are expected to be deductible by the Company as compensation at the same time the participant recognizes the ordinary income.

Options and SARs

Upon exercise of a nonqualified stock option, the excess of the fair market value of the stock at the date of exercise over the exercise price is taxable to a participant as ordinary income. Similarly, upon exercise of a SAR, the value of the shares or cash received is taxable to the participant as ordinary income.

Upon exercise of an incentive stock option that a participant has held for at least two years after the date of grant and at least one year after the date of exercise, the participant will not have taxable income, except that alternative minimum tax may apply. When there is a disposition of the shares subject to the incentive stock option, the difference, if any, between the sale price of the shares and the exercise price of the option, is treated as long-term capital gain or loss. If the participant does not satisfy these holding period requirements, a “disqualifying disposition” occurs and the participant will recognize ordinary income in the year of the disposition in an amount equal to the excess of the fair market value of the shares at the time the option was exercised over the exercise price of the option. Any gain realized in excess of the fair market value at the time of exercise will be short or long-term capital gain, depending on whether the shares were sold more than one year after the option was exercised.

Restricted Stock

Unless the participant elects to recognize its value as income at the time of the grant, restricted stock is taxable to a participant as ordinary income when it becomes vested based on the fair market value of the shares as of that date, less any amount paid for the shares. If the participant files an election under Section 83(b) of the Code within 30 days after the date of grant of the restricted stock, the participant generally will recognize ordinary income as of the date of grant equal to the fair market value of the common stock as of that date, less any amount the participant paid for the shares. Any future appreciation in the shares generally will be taxable to the participant at capital gains rates. However, if the restricted stock is later forfeited, the participant generally will not be able to recover the tax previously paid pursuant to his Section 83(b) election.

RSUs

When shares of common stock or cash with respect to RSU awards are delivered to the participant, the value of the shares or cash is taxable to the participant as ordinary income. Delivery of shares or cash to participants under RSUs occurs either upon vesting or upon conclusion of any applicable deferral period, such as upon retirement from (or other termination of service on) the Board of Directors in the case of RSUs granted to Board members. Any gain or loss recognized upon a subsequent sale or exchange of the shares (if settled in shares) is generally treated as capital gain or loss.

Special IPO Awards

In connection with this offering, the Company will grant certain of our executives (including our NEOs) special, one-time equity awards, which we refer to as the “Special IPO Awards”. The target grant date value of the Special IPO Awards granted to each of Messrs. Graves, Antoniazzi and Schneberger is $2,800,000, $900,000 and $900,000, respectively. The actual number of shares of Company common stock underlying the Special IPO Awards will be determined by dividing the grant date value of the award by the initial public offering price per share of Company common stock. The Special IPO Awards will be granted under the Livent Corporation Incentive Compensation and Stock Plan, 50% in the form of restricted stock units and 50% in the form of stock options. The Special IPO Awards will vest 50% on each of the third and fourth anniversaries of the date of grant.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors” and “Executive Compensation.”

Relationship with FMC

Prior to the completion of this offering, through a series of steps, FMC will transfer to us substantially all of the assets and liabilities of the Lithium Business. In exchange, we will issue or transfer to FMC all of the issued and outstanding shares of our capital stock. Immediately following the completion of this offering, FMC will beneficially own 86.01% of our outstanding common stock (or 84.25% if the underwriters’ option to purchase additional shares of common stock is exercised in full). FMC expects in all cases to retain at least 80.1% of the Company’s outstanding common stock immediately following this offering. See “The Separation and Distribution Transactions” and “Risk Factors – Risks Related to the Separation”.

In connection with this offering and the Separation, we and FMC intend to enter into, or have entered into, certain agreements that will provide a framework for our ongoing relationship with FMC. Of the agreements summarized below, the material agreements are filed as exhibits to the registration statement of which this prospectus is a part, and the summaries of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of such agreements.

Separation and Distribution Agreement

We intend to enter into a separation and distribution agreement with FMC immediately prior to the completion of this offering that will, together with the other agreements summarized below, govern the relationship between FMC and us following this offering.

Separation of assets and liabilities. The separation and distribution agreement generally allocates assets and liabilities to us and FMC according to the business to which such assets or liabilities relate. In particular, the separation and distribution agreement will provide, among other things, that, subject to the terms and conditions contained therein:

•	all of the assets primarily related to the businesses and operations of FMC’s Lithium Business, which we refer to as the “Lithium Assets,” will be transferred to us or one of our subsidiaries;

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certain liabilities (whether accrued, contingent or otherwise and regardless of whether arising or accruing before, on or after the consummation of this offering) related to or arising out of the businesses and operations of FMC’s Lithium Business, which we refer to as the “Lithium Liabilities,” will be retained by or transferred to us or one of our subsidiaries;

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all of the assets and liabilities (whether accrued, contingent or otherwise and regardless of whether arising or accruing before, on or after the consummation of this offering) other than the Lithium Assets and the Lithium Liabilities (such assets and liabilities, other than the Lithium Assets and the Lithium Liabilities, are referred to as the “Parent Assets” and the “Parent Liabilities,” respectively) will be retained by or transferred to FMC or its subsidiaries; and

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certain shared assets and shared contracts will be transferred or assigned, in part, to us or our subsidiaries or be appropriately separated or divided such that both we and FMC receive an asset or contract to be used in a manner consistent with past practice.

Internal transactions. The separation and distribution agreement will provide for certain internal transactions related to our separation from FMC that will occur prior to the consummation of this offering.

Delayed transfers and further assurances. To the extent transfers of assets and assumptions of liabilities related to the Lithium Business have not been completed because of a necessary consent or governmental approval or because a condition precedent to any such transfer was not satisfied or any related relevant fact was not realized, the parties will cooperate to effect such transfers or assumptions as promptly as practicable. In the event that any such transfer has not been consummated prior to the closing of this offering, the party retaining any asset that otherwise would have been transferred shall hold such asset in trust for the use and benefit of the party entitled thereto and retain such liability for the account of the party by whom such liability is to be assumed, and take such other action as may be reasonably requested by the party to which such asset is to be transferred, or by whom such liability is to be assumed, as the case may be, in order to place such party, insofar as reasonably possible, in the same position as would have existed had such asset or liability been transferred prior to the closing of this offering.

Representations and warranties. In general, neither we nor FMC will make any representations or warranties regarding any assets or liabilities transferred or assumed. Except as expressly set forth in the separation and distribution agreement, all assets will be transferred on an “as is,” “where is” basis, and we will bear the economic and legal risks that the Lithium Assets are not sufficient to operate the Lithium Business or that the title to any of the Lithium Assets shall be other than good and marketable title, free and clear of any lien.

The initial public offering and cooperation with the exchange. The separation and distribution agreement will govern our and FMC’s respective rights and obligations regarding this offering. Pursuant to the separation and distribution agreement, we and FMC will each use commercially reasonable efforts to take all actions necessary to consummate this offering. FMC will have the sole and absolute discretion to determine the terms of, and whether to proceed with, this offering and any subsequent Distribution, which may take the form of spin-off, split-off or other distribution of our stock by FMC.

Conditions. The separation and distribution agreement will also provide that the following conditions, among others, must be satisfied or waived by FMC, in its sole and absolute discretion, before either this offering and the separation transactions can occur or any subsequent Distribution by means of a spin-off, split-off or other distribution of our stock by FMC can occur:

•	approval has been given by FMC’s board of directors;

•	all necessary actions or filings under applicable securities law have been taken or become effective;

•	the portion of our common stock to be issued has been accepted for listing on NYSE;

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FMC has a received a tax opinion from counsel that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code;

•	no government order or decree preventing the Separation, this offering or a Distribution has been issued;

•	and all material third party or governmental consents have been received.

FMC has the right to not complete either the separation transactions or the closing of this offering, on the one hand, or the Distribution, on the other hand, if, at any time, the FMC board of directors determines, in its sole and absolute discretion, that such transaction is not in the best interests of FMC or its shareholders or is otherwise not advisable.

Insurance. Our directors and officers will obtain coverage under a directors’ and officers’ insurance program to be established by us at our expense. After the later of October 1, 2018 or the closing of this offering, which we refer to as the “Trigger Date,” we will arrange for our own insurance policies and will not benefit from any of FMC’s or its affiliates’ insurance policies. The separation and distribution agreement will also provide us limited rights to access existing FMC occurrence-based excess general liability policies for occurrences prior to the Trigger Date and set forth procedures for the administration of insured claims, which shall generally be controlled by FMC for our benefit, and not by us.

Mutual releases. Except for specific liabilities associated with the separation and distribution agreement or the other ancillary agreements described therein or rights to indemnification under such arrangements, we and FMC will release and forever discharge the other party from any and all liabilities, claims or conditions existing or alleged to have existed on or prior to the closing of this offering. The liabilities to be released will include liabilities arising under any contract or agreement, existing or arising from any acts or events occurring or failing to occur or any conditions existing before the completion of this offering.

Indemnification. Generally, each party will indemnify, defend and hold harmless the other party and its subsidiaries (and each of their affiliates) and their respective officers, employees and agents from and against any and all losses relating to, arising out of or resulting from: (i) liabilities assumed by the indemnifying party, (ii) liabilities associated with the business of the indemnifying party (following the Separation), (iii) any breach by the indemnifying party or its subsidiaries of the separation and distribution agreement and the other agreements described in this section (unless such agreement provides for separate indemnification) or (iv) any untrue statement of a material fact, or omission to state a material fact, with respect to information provided by the indemnifying party for use in, and contained in, any document disclosed to the SEC with respect to this offering or otherwise.

Termination. The separation and distribution agreement may be terminated at any time by mutual consent or in the sole and absolute discretion of FMC at any time prior to the closing of this offering. FMC also has the right to terminate any obligations relating to effecting the Distribution for any reason, in its sole and absolute discretion. In the event of a termination of the separation and distribution agreement on or after the completion of this offering, only the provisions of the separation and distribution agreement that obligate the parties to pursue the Distribution will be terminated.

Transition Services Agreement

We intend to enter into a transition services agreement to provide each other, on a transitional basis, certain administrative, human resources, treasury and support services and other assistance, each in a manner and scope generally consistent with the services provided by the parties to each other before the Separation. Pursuant to the transition services agreement, FMC will provide certain support services to us.

Services will be provided on a cost-plus basis.

The services provided under the transition services agreement will terminate at various times specified in the agreement. The party receiving services may terminate certain specified services with the consent of the providing party by giving prior written notice in accordance with the terms of the transition services agreement and paying any applicable termination charge. We have been preparing for the transition of the services to be provided by FMC under the transition services agreement from FMC, or third-party providers on behalf of FMC, to us. We anticipate that we will be in a position to complete the transition of those services on or before December 31, 2019.

Generally, the liabilities of each party providing services will be limited to the aggregate charges actually paid to such party by the other party pursuant to the transition services agreement. The transition services agreement also provides that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental or consequential damages.

Shareholders’ Agreement

We intend to enter into a shareholders’ agreement with FMC immediately prior to the completion of this offering that will govern the relationship between us and FMC as the owner of 86.01% of our outstanding common stock (or 84.25% if the underwriters’ option to purchase additional shares of common stock from us is exercised in full) following this offering.

Covenants. Pursuant to the shareholders’ agreement, upon the closing of this offering and until FMC ceases to hold a majority of our common stock, we shall not be permitted, without FMC’s consent, to take any of the following actions:

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take any action which has the effect, directly or indirectly, of restricting or limiting the ability of FMC to freely sell, transfer, assign, pledge or otherwise dispose of its shares of our common stock or which would restrict or limit the rights of any transferee of FMC;

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take or fail to take, as applicable, any actions that reasonably could result in FMC being in breach of or in default under any of its outstanding indebtedness or any contract that imposes obligations on FMC;

•	other than in connection with this offering, issue equity securities of any type or permit any of our subsidiaries to issue equity securities;

•	dispose of assets, other than the sale of inventory in the ordinary course of business, with an aggregate value of more than $5,000,000 in any one such disposition, or $25,000,000 in the aggregate;

•	acquire any business for aggregate consideration of more than $50,000,000 for such acquisition;

•	acquire any equity or debt securities of any other person for aggregate consideration of more than $25,000,000 per acquisition, or $50,000,000 in the aggregate;

•

incur or make any capital expenditures in excess of $10,000,000, or $50,000,000 in the aggregate, other than in accordance with any capital expenditure plan memorialized as of the time of the Separation;

•	incur any indebtedness, other than pursuant to the revolving credit agreement described herein or as would not exceed $50,000,000, in the aggregate; or

•

settle, discharge or otherwise propose to settle or discharge any litigation or action (i) for which the amount in issue is in excess of $25,000,000, (ii) that seeks to impose any equitable remedy or (iii) that relates to the separation, this offering or the or any spin-off, split-off or other distribution of our stock by FMC.

No restriction on competition. We and FMC acknowledge and agree that nothing in the shareholders’ agreement or the separation and distribution agreement shall be construed to create any restriction on the ability of either of us or FMC to engage in any business or other activity, including any activity which competes with the business of the other group, or to engage in any specific line of business or operate in any specific geographic area.

Non-solicitation. The shareholders’ agreement will provide that during the twelve-(12-) month period following the date FMC ceases to hold a majority of our common stock, neither us nor FMC will solicit, aid, induce or encourage any employee of the other to leave his or her employment or hire any such employee, subject to customary exceptions.

Auditors and audits; annual financial statements and accounting. Pursuant to the shareholders’ agreement, we have agreed that, for so long as FMC is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will, among other things, cooperate with FMC in the preparation of audited financial statements and quarterly financial statements, not change our independent auditors without FMC’s prior written approval, use our reasonable best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of FMC’s financial statements, and consult with FMC regarding the timing and content of our earnings releases and cooperate fully with FMC in connection with any of its public filings.

Access to information. Pursuant to the shareholders’ agreement, following the separation, we and FMC are obligated to provide each other access to information of the other, subject to certain limitations and confidentiality obligations.

Tax Matters Agreement

We intend to enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of any failure of the Distribution (or certain related transactions) to qualify as tax-free for U.S. federal income tax purposes. The tax matters agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

In general, the tax matters agreement will govern the rights and obligations that we and FMC have after the Separation with respect to taxes. Under the tax matters agreement, FMC generally will be responsible for all of our income taxes that are reported on combined tax returns with FMC or any of its affiliates for tax periods ending on or before December 31, 2017. We will generally be responsible for all other income taxes, that would be applicable to us if we filed the relevant returns on a standalone basis, and all non-income taxes attributable to the Lithium Business.

The tax matters agreement will further provide that:

•

Without duplication of our payment obligations described in the prior paragraph, we will generally indemnify FMC against (i) taxes arising in the ordinary course of business for which we are responsible (as described above) and (ii) any liability or damage resulting from a breach by us or any of our affiliates of a covenant or representation made in the tax matters agreement; and

•	FMC will indemnify us against taxes for which FMC is responsible under the tax matters agreement (as described above).

In addition to the indemnification obligations described above, the indemnifying party will generally be required to indemnify the indemnified party against any interest, penalties, additions to tax, losses, assessments, settlements or judgments arising out of or incident to the event giving rise to the indemnification obligation, along with costs incurred in any related contest or proceeding. Indemnification obligations of the parties under the tax matters agreement are not subject to any cap.

Further, the tax matters agreement generally will prohibit us and our affiliates from taking certain actions that could cause the Separation and/or the Distribution to fail to qualify for their intended tax treatment, including:

•

during the time period ending two years following the Distribution (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit certain business combinations or transactions to occur;

•	during the time period ending two years following the Distribution, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

•

during the time period ending two years following the Distribution, we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury regulations related to stock issued to employees and retirement plans;

•

during the time period ending two years following the Distribution, we may not redeem or otherwise acquire any of our common stock, other than pursuant to certain open-market repurchases of less than 20% of our common stock (in the aggregate);

•

during the time period ending two years following the Distribution, we may not amend our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

•

more generally, we may not take any action that could reasonably be expected to cause the Separation and the Distribution, to fail to qualify as tax-free transactions under Section 368(a)(1)(D) and Section 355 of the Code.

If we wish to take any such restricted action, we are required to cooperate with FMC to obtain an IRS ruling or obtain an unqualified tax opinion, in each case to the effect that the action will not affect the tax-free treatment to FMC and its stockholders of the Separation and the Distribution. In the event that the Separation and the Distribution fail to qualify for their intended tax treatment, in whole or in part, and FMC is subject to tax as a result of such failure, the tax matters agreement will determine whether FMC must be indemnified for any such tax by us. As a general matter, under the terms of the tax matters agreement, we are required to indemnify FMC for any tax-related losses in connection with the Separation and the Distribution, due to any action by us or any of our subsidiaries. Therefore, in the event that the Separation and/or the Distribution fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries, we will generally be required to indemnify FMC for the resulting taxes.

Registration Rights Agreement

We intend to enter into a registration rights agreement with FMC immediately prior to the completion of this offering, pursuant to which we will agree that, upon the request of FMC, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by FMC following this offering.

Demand registration. FMC will be able to request registration under the Securities Act of all or any portion of our shares covered by the agreement and we will be obligated, subject to certain exceptions, to register such shares as requested by FMC, subject to limitations on minimum offering size. FMC will be able to designate the terms of each offering effected pursuant to a demand registration, which may take the form of a shelf registration. FMC will be able to request that we complete up to four demand registrations in any twelve month period.

Piggy-back registration. If we at any time intend to file on our behalf a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by FMC, FMC will have the right to include its shares of our common stock in that offering, subject to certain limitations.

Registration expenses and penalties. We will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. FMC will generally be responsible for its own internal fees, expenses and any applicable underwriting discounts or commissions and any stock transfer taxes. We will not be subject to any penalties, cash or otherwise, in the event there is a delay in registering the shares covered by the agreement.

Indemnification. The agreement will contain customary indemnification and contribution provisions by us for the benefit of FMC and, in limited situations, by FMC for the benefit of us with respect to the information provided by FMC included in any registration statement, prospectus or related document.

Term. The registration rights will remain in effect with respect to any shares held by FMC until:

•	such shares have been sold pursuant to an effective registration statement under the Securities Act;

•	such shares have been sold to the public pursuant to Rule 144 under the Securities Act;

•	such shares have ceased to be outstanding; or

•	such shares have been disposed of in the Distribution.

Employee Matters Agreement

We intend to enter into an employee matters agreement with FMC immediately prior to the completion of this offering that will govern the relationship between us and FMC with respect to employment, compensation and benefits matters.

Employee-related liabilities. Upon the closing of this offering, except as otherwise expressly provided in the employee matters agreement, we will generally assume responsibility for all employment, compensation and benefits-related liabilities relating to current employees of the Lithium Business (whether active or inactive) and former employees who were last actively employed primarily in FMC’s Lithium Business, whom we collectively refer to as “Lithium Employees,” regardless of whether such liabilities arise before, on or after the closing of this offering. FMC will retain all employment, compensation and benefits-related liabilities relating to each current or former employee of FMC who is not a Lithium Employee, whom we refer to as an “FMC Employee.” The employment liabilities assumed by us and our subsidiaries under the employee matters agreement will constitute Lithium Liabilities and the liabilities retained by FMC and its subsidiaries under the employees matters agreement will constitute Parent Liabilities, as described above in “—Separation and Distribution Agreement.”

We and FMC will indemnify, defend and hold harmless each other and our respective subsidiaries and affiliates in accordance with the indemnification rights and obligations set forth in the separation and distribution agreement, as described above in “—Separation and Distribution Agreement—Indemnification.”

Transfers of Lithium Employees. Effective on or prior to the closing of this offering, except as otherwise expressly provided in the employee matters agreement, to the extent not already employed by us or one of our applicable subsidiaries, the employment of each Lithium Employee will be transferred to us or one of our subsidiaries, and we or one of our subsidiaries will generally assume responsibility for any individual employment or similar agreements between any Lithium Employee and FMC or any of its subsidiaries.

Each Lithium Employee who is employed in the United States and is on an approved leave of absence and receiving long- or short-term disability benefits under an FMC health and welfare benefit plan as of the closing of this offering, each of whom we refer to as an “Inactive Employee”, will be transferred to, or continued to be employed by, FMC. Upon an Inactive Employee’s return to active service within 18 months following the closing of this offering, we will make an offer of employment to such Inactive Employee, which such offer of employment will have terms and conditions of employment consistent with the terms and conditions applicable to such Inactive Employee at such time and the employee matters agreement.

Any individuals hired following the closing of this offering to primarily provide services to the Lithium Business will be hired by us or one of our subsidiaries (or, if such individual cannot be hired by us or one of our subsidiaries, we and FMC will cooperate for such individual to be hired by FMC or one of its subsidiaries and thereafter be transferred to us or one of our subsidiaries prior to the date of the Distribution, which we refer to as the “Distribution Date”).

Following the date of this offering, if we and FMC determine that any individual who did not become a Lithium Employee on or before the date of the closing of this offering should have his or her employment transferred from FMC or one of its subsidiaries to us or one of our subsidiaries, we and FMC will cooperate to cause such transfers of employment on the terms set forth in the employee matters agreement.

Collective bargaining agreements. Upon the closing of this offering, we will assume responsibility for certain collective bargaining or similar agreements covering Lithium Employees, and we and FMC will cooperate and consult in good faith to provide notice to and consult with any labor unions, works councils or similar employee representatives.

Compensation and benefit plans generally. Except as otherwise provided in the employee matters agreement, effective as of January 1, 2019 (or, in the case of Lithium Employees located outside of the United States, the date of the closing of this offering), which we refer to as the “Benefits Commencement Date,” Lithium Employees will be eligible to participate in compensation and benefit plans established by us or one of our subsidiaries, and such plans will generally recognize all service for FMC and its affiliates prior to the applicable Benefits Commencement Date for purposes of eligibility, vesting and benefit accruals. However, such service will not be recognized to the extent that such recognition would result in a duplication of benefits.

We will reimburse FMC for any costs and expenses incurred by FMC to establish, administer or design any of our or our subsidiaries’ compensation or benefit plans.

Health and Welfare Benefit Plans. Effective as of the closing of this offering, we will assume all costs, expenses or liabilities relating to health and welfare coverage or claims incurred prior to, on or after the closing of this offering by each Lithium Employee under FMC’s health and welfare benefit plans (except that FMC will retain all liabilities and obligations under FMC’s retiree health and welfare benefit plans). However, following the closing of this offering and prior to the applicable Benefits Commencement Date, Lithium Employees will generally continue to participate in FMC’s health and welfare benefit plans, and any claims incurred by Lithium Employees prior to the applicable Benefits Commencement Date will continue to be covered under FMC’s health and welfare benefit plans. We will reimburse FMC for the cost of continued participation in FMC health and welfare benefit plans in accordance with the terms of the transition services agreement (as described above in “—Transition Services Agreement”).

Treatment of Annual Cash Incentive Awards. Each Lithium Employee participating in a cash bonus plan maintained by FMC for the 2018 performance year will remain eligible to receive such cash bonus award, subject to the terms of the applicable bonus plan and actual achievement of applicable performance goals determined as of the end of the performance period. The actual 2018 cash bonuses payable to Lithium Employees will be paid by us in accordance with the terms of the applicable FMC cash bonus plan, and FMC will reimburse us for the portion of such cash bonus awards that relates to the portion of the 2018 performance period that elapsed prior to the date of the closing of this offering.

Treatment of Outstanding Equity Awards. Effective as of the Distribution Date, each outstanding FMC equity award held by a Lithium Employee will be converted into a Company equity award. The number of Company shares subject to each Converted Award (and in the case of stock options, the exercise price of the award) will be adjusted to preserve the aggregate intrinsic value of the original FMC award as measured before and after the conversion, subject to rounding. Each such Company equity award will remain subject to the same terms and conditions (including vesting and payment schedules) as were applicable immediately prior to the above described conversion, except that the converted Company equity awards held by Lithium Employees will not be subject to any performance-based vesting conditions.

Effective as of the Distribution Date, outstanding FMC RSUs and PRSUs held by current FMC Employees will be converted into adjusted FMC RSUs and PRSUs and Company equity awards. The number of FMC shares or Company shares, as applicable, subject to each such Converted Award will be adjusted to preserve the aggregate intrinsic value of the original FMC award as measured before and after the conversion, subject to rounding. Each such adjusted FMC RSU and PRSU and Company RSU and PRSU will remain subject to the same terms and conditions (including vesting and payment schedules) as were applicable immediately prior to the above described conversion, including performance-vesting conditions (as may be adjusted by the FMC Compensation and Organization Committee in connection with the Distribution). Any FMC stock options held by current FMC Employees, as well as any FMC equity awards held by former FMC employees, will only be converted into adjusted FMC equity awards (and will not be converted into Company equity awards).

Effective as of the Distribution Date, the Company will assume the obligation to settle and deliver the shares of Company common stock underlying all FMC equity awards converted into Company equity awards. For purposes of vesting for all equity awards, continued employment with or service to FMC or the Company, as applicable, will be treated as continued employment with or service to both FMC and the Company.

The Company will be responsible for the settlement of cash dividend equivalents on any Company equity awards held by a Lithium Employee, and FMC will be responsible for the settlement of cash dividend equivalents on any FMC equity awards or Company equity awards held by current or former FMC Employees. However, with respect to Company equity awards held by FMC Employees, prior to the date any such settlement is due, the Company will pay FMC in cash amounts required to settle any dividend equivalents accrued following the Distribution Date.

401(k) Plans. Effective as of the Benefits Commencement Date, each Lithium Employee who participates in the FMC 401(k) plan will cease active participation in the FMC 401(k) Plan and will be eligible to participate in a 401(k) plan maintained by us. All liabilities under the FMC 401(k) plan (whether relating to FMC Employees or Lithium Employees) will be retained by FMC, except that we will reimburse FMC for any costs relating to continued participation by Lithium Employees in the FMC 401(k) plan during the Benefits Transition Period in accordance with the transition services agreement. As of the Distribution Date, each Lithium Employee participating in the FMC 401(k) plan will be entitled to make “rollover” contributions of their eligible account balances under the FMC 401(k) plan into a 401(k) plan maintained by us or an individual retirement account.

FMC U.S. Non-Qualified Savings Plan. Effective as of the Benefits Commencement Date, each Lithium Employee who participates in the FMC Nonqualified Savings Plan will cease active participation in the FMC Nonqualified Savings Plan and will become eligible to participate in a corresponding non-qualified savings and investment plan maintained by us, which we refer to as the “Lithium Nonqualified Savings Plan”. We will reimburse FMC for the costs relating to participation by Lithium Employees in the FMC Nonqualified Savings Plan during the Benefits Transition Period in accordance with the transition services agreement. Effective as of the Benefits Commencement Date, FMC will transfer to us, and we will assume, all assets and liabilities under the FMC Nonqualified Savings Plan with respect to Lithium Employees, and FMC will have no further liability or obligation (including any administration obligation) with respect thereto. On and following the Benefits Commencement Date, any effective deferral elections made by a Lithium Employee with respect to amounts deferred by such Lithium Employee under, and in accordance with the terms of, the FMC Nonqualified Savings Plan prior to the Benefits Commencement Date, will remain in effect with respect to such amounts in accordance with their terms. To the maximum extent permitted by Section 409A of the Code, a Lithium Employee will not be considered to have undergone a “separation from service” for purposes of Section 409A of the Code and the FMC Nonqualified Savings Plan solely by reason of the Distribution, and, following the Distribution Date, the determination of whether a Lithium Employee has incurred a separation from service with respect to his or her benefit in the corresponding Lithium Nonqualified Savings Plan will be based solely upon his or her performance of services for the Company and its subsidiaries.

U.S. Qualified Defined Benefit Pension Plan. Effective as of the Benefits Commencement Date, each Lithium Employee who participates in the FMC Qualified Plan will cease active participation in such plan (including the accrual of any additional benefits under such plan). On and following the Benefits Commencement Date, each participating Lithium Employee will receive credit for his or her service with us or one of our subsidiaries for purposes of attaining early retirement eligibility under, and in accordance with the terms of, the FMC Qualified Plan. From and after the Distribution Date, the terms of the FMC Qualified Plan will govern the terms of distributions, if any, of any benefits payable under the FMC Qualified Plan to any Lithium Employees. All liabilities under the FMC Qualified Plan (whether relating to FMC Employees or Lithium Employees) will be retained by FMC, except that we will reimburse FMC for any costs relating to continued participation by Lithium Employees in the FMC Qualified Plan during the Benefits Transition Period in accordance with the transition services agreement.

FMC U.S. Non-Qualified Pension Plan. Effective as of the Benefits Commencement Date, each Lithium Employee who participates in the FMC Nonqualified Plan will cease active participation in the FMC Nonqualified Plan and will not accrue any additional benefits thereunder. At and following the Distribution Date, the terms of the FMC Nonqualified Plan (and any applicable deferral elections thereunder) will govern the terms of any distributions of account balances made to Lithium Employees participating in the FMC Nonqualified Plan. All liabilities under the FMC Nonqualified Plan (whether relating to FMC Employees or Lithium Employees) will be retained by FMC, except that we will reimburse FMC for any costs relating to continued participation by Lithium Employees in the FMC Nonqualified Plan during the Benefits Transition Period in accordance with the transition services agreement.

Certain Non-U.S. Matters. To the extent not addressed by the employee matters agreement, we and FMC agree to reasonably cooperate in good faith to effect the provisions of the employee matters agreement with respect to employees and employee-compensation-and benefits-related matters outside of the United States (including those relating to compensation and benefit plans covering non-U.S. Lithium Employees and non-U.S. FMC Employees), which in all cases will be consistent with the general approach and philosophy regarding the allocation of employee-related assets and liabilities under the employee matters agreement.

Trademark License Agreement

We intend to enter into a Trademark License Agreement pursuant to which FMC will grant to us a non-exclusive, worldwide, royalty free license to use the “FMC” word mark and related logos (which we refer to as the “Licensed Trademarks”) for a period beginning on the date of the Separation and ending two years after the date of the Distribution solely in connection with any product or service of the Lithium Business as conducted as of the date of the Separation. FMC will retain all right, title and interest in the Licensed Trademarks and all goodwill associated therewith.

The Trademark License Agreement will impose certain obligations and restrictions on our use of the Licensed Trademarks, including that (i) our use must conform to FMC’s standards of use for the Licensed Trademarks, (ii) we must not challenge the validity or ownership of the Licensed Trademarks or seek to register the Licensed Trademarks and (iii) we must not do or permit any acts which may impair or adversely affect the Licensed Trademarks or FMC’s reputation and goodwill. FMC will have certain inspection and audit rights to ensure that our use of the Licensed Trademarks complies with applicable laws, certain quality standards and FMC’s standards of use. FMC will retain the first right, but not obligation, to take action against any infringement, misappropriation, dilution or other violation of the Licensed Trademarks, and if FMC declines to do so, we may take such action. We will indemnify FMC for any third-party claim relating to any of our products or services that bear any Licensed Trademark or our breach of the Trademark License Agreement. FMC may terminate the Trademark License Agreement under certain circumstances, including if we (x) fail to cure a material breach of the Trademark License Agreement, (y) undergo a change of control or (z) assign or attempt to assign the Trademark License Agreement. Upon the expiration or termination of the Trademark License Agreement, we must cease all use of the Licensed Trademarks and remove the Licensed Trademarks from our assets and business materials, including advertisements and website content. We must also change our and our subsidiaries’ corporate names that use any Licensed Trademark to names that do not use or contain or are confusingly similar to any Licensed Trademark or any other FMC trademark.

FMC will grant to us a non-exclusive license to register certain domain names containing the word “FMC” with the applicable domain name registrar and use such domain names solely for the purpose of directing internet traffic to web sites related to the Lithium Business during the term of the Trademark License Agreement. We must assign and transfer such domain names back to FMC upon the expiration or termination of the Trademark License Agreement. For twelve months after such expiration or termination of the Trademark License Agreement, FMC will provide domain name redirect services to us to redirect visitors of the website fmclithium.com (among others) to a website that we designate.

PRINCIPAL STOCKHOLDERS

Prior to the completion of this offering, all shares of our common stock were owned by FMC. Upon completion of this offering, FMC will beneficially own approximately 86.01% of our outstanding common stock, assuming the underwriters’ over-allotment option is not exercised, and 84.25%, if it is exercised in full.

The following table sets forth information regarding beneficial ownership of our common stock immediately prior to the pricing of this offering, and as adjusted to reflect the Separation for:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of October 1, 2018. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 123,000,000 shares of common stock outstanding prior to this offering, on a pro forma basis giving effect to the Separation. Unless otherwise indicated, the address for each listed stockholder is: c/o Livent Corporation, 2929 Walnut Street, Philadelphia, Pennsylvania, 19104. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering (1)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent
FMC(2)	123,000,000	100%	123,000,000	86.01%
Executive Officers and Directors
Paul W. Graves	—	—	—	—
Gilberto Antoniazzi	—	—	—	—
Thomas Schneberger	—	—	—	—
Sara Ponessa	—	—	—	—
Pierre R. Brondeau	—	—	—	—
Robert C. Pallash	—	—	—	—
G. Peter D’Aloia	—	—	—	—
Michael F. Barry	—	—	—	—
Steven T. Merkt	—	—	—	—
Andrea E. Utecht	—	—	—	—
Directors and officers as a group (10 persons)	—	0%	—	0%

(1)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”
(2)	The address of FMC is FMC Corporation, 2929 Walnut Street, Philadelphia, Pennsylvania, 19104.

DESCRIPTION OF CAPITAL STOCK

We were incorporated in Delaware on February 27, 2018. The following information reflects our amended and restated certificate of incorporation and amended and restated bylaws as these documents will be in effect at the time of this offering. Our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the registration statement of which this prospectus forms a part, and we refer to them in this prospectus as the certificate of incorporation and bylaws, respectively. The following descriptions are summaries of the material terms of these documents and relevant sections of the DGCL and are qualified in their entirety by reference to the full text of the documents.

References in this section to “we,” “us” and “our” refer to Livent and not to any of its subsidiaries.

General

Following this offering, our authorized capital stock will consist of 2,000,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Common stock outstanding. Immediately prior to this offering, there will be 123,000,000 shares of common stock outstanding, all of which were held of record by one stockholder. There will be 143,000,000 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of Livent, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Livent without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, Livent has no plans to issue any of the preferred stock.

Election and Removal of Directors

Our Board of Directors will initially consist of seven directors and may have between three and fifteen directors. The exact number of directors will be fixed from time to time by resolution of the Board of Directors. Directors shall be elected by a majority of the votes cast in an election. Prior to such election, incumbent nominees will tender a contingent resignation that will becomes effective if (i) the nominee does not receive a majority of the votes cast with respect to his or her election at the annual meeting and (ii) our Board of Directors accepts such resignation.

No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the Board of Directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Staggered Board

Upon the closing of this offering, our Board of Directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2019, 2020 and 2021, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

Limits on Written Consents

Until such time as no person or group holds a majority of our outstanding shares of voting stock, holders of our common stock will be permitted to act by written consent without a duly called annual or special meeting if such written consent is signed by the holders having at least the minimum number of votes necessary to authorize such action. Thereafter, our certificate of incorporation and our bylaws provide that holders of our common stock will not be able to act by written consent without a duly called annual or special meeting.

Stockholder Meetings

Until such time as no person or group holds a majority of our outstanding shares of voting stock, special meetings of our stockholders may be called by any person or group that beneficially owns a majority of our outstanding shares of voting stock. Thereafter, our certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by the chairman of our Board of Directors or a majority of the directors. Our certificate of incorporation and our bylaws will specifically deny any power of any other person to call a special meeting.

Amendment of Certificate of Incorporation

The provisions of our certificate of incorporation described under “—Election and Removal of Directors,” “—Limits on Written Consents” and “—Stockholder Meetings” may be amended only by the affirmative vote of holders of at least 80% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the Board of Directors called for that purpose;

•

the affirmative vote of a majority of the voting power of our outstanding shares of voting stock, voting together as a single class; provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including the location of shareholder meetings, rules relating to the agenda of our annual meetings and director nomination procedures requires the affirmative vote of at least 80% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting;

•	the stockholder’s name and address;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•	any material interest of the stockholder in the proposal;

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not less than 60 nor more than 90 days prior to the date of the annual meeting of stockholders; provided, however, that in the event that less than seventy days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

In order to submit a nomination for our Board of Directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Provisions of Our Certificate of Incorporation Relating to Corporate Opportunities

In order to address potential conflicts of interest between FMC and us, our certificate of incorporation will contain provisions regulating and defining the conduct of our affairs as they may involve FMC and its officers, directors and/or employees, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with FMC. In general, and except as set forth in any agreement between us and FMC, these provisions will recognize that we and FMC may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including directors, officers and/or employees of FMC serving as our directors or officers. In addition, FMC will have no duty to communicate or present corporate opportunities to us, and shall not be liable to us or our shareholders for breach of any fiduciary duty as our shareholder by reason of the fact that FMC pursues or acquires such corporate opportunity for itself.

Limitation of Liability of Directors and Officers

Our certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum Selection

The Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Livent, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Livent to Livent or Livent’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Livent shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Delaware Business Combination Statute

Until the first date on which no person or group holds a majority of our outstanding voting stock, we will elect not to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Thereafter, we will be subject to Section 203.

Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Business Combinations Provision in Charter

Following the first date on which no person or group holds a majority of our outstanding voting stock, in addition to any vote required by applicable law, the following transactions involving us and persons beneficially owning 10% or more of the voting power of our outstanding shares of common stock (each, an “Interested Shareholder”) must be approved by the holders of at least 80% of the voting power of our outstanding voting stock, unless approved by a majority of our disinterested directors:

•

any merger or consolidation of Livent or any majority-owned subsidiary of Livent with (a) any Interested Shareholder or (b) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an affiliate of an Interested Stockholder;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any affiliate of any Interested Stockholder of any assets of Livent or any majority-owned subsidiary of Livent having an aggregate fair market value of $50,000,000 or more;

•

the issuance or transfer by Livent or any majority-owned subsidiary (in one transaction or a series of transactions) of any securities of Livent or any majority-owned subsidiary to any Interested Stockholder or any affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $50,000,000 or more;

•	the adoption of any plan or proposal for the liquidation or dissolution of Livent proposed by or on behalf of an Interested Stockholder of any affiliate of any Interested Stockholder; or

•

any reclassification of securities (including any reverse stock split), or recapitalization of Livent, or any merger or consolidation of Livent with any of its majority-owned subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Livent or any majority-owned subsidiary which is directly or indirectly owned by any Interested Stockholder or any affiliate of any Interested Stockholder.

Anti-Takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Listing

Our common stock has been approved to list on the NYSE under the symbol “LTHM.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be Equiniti Trust Company.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF COMMON STOCK

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

Distributions of cash or other property paid on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on Disposition of Our Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA”), you will be required to provide a properly executed applicable IRS Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) on such effectively connected dividends, as adjusted for certain items, if you are a corporation.

Gain on Disposition of Our Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•

we are or have been a “United States real property holding corporation,” as defined in the Code (a “USRPHC”), at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a USRPHC.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) on such effectively connected gain, as adjusted for certain items, if you are a corporation.

You should consult your tax advisers regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person and you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA,” require withholding of 30% on payments of dividends on our common stock, as well as of gross proceeds of dispositions occurring after December 31, 2018 of our common stock, to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 143,000,000 shares of common stock outstanding, or 146,000,000 shares assuming the exercise of the underwriters’ over-allotment option in full. Of these shares, 20,000,000 shares, or 23,000,000 shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction (other than lock-up restrictions for any person purchasing shares in the directed share program) or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 123,000,000 shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act. As a result of the contractual lock-up period described below and the provisions of Rule 144, these shares will be available for sale in the public market as follows:

Number of Shares	Date
—	On the date of this prospectus.

123,000,000	After expiration of the lock-up period (subject to volume limitations).

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 1,430,000 shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Registration Rights

Upon completion of this offering, FMC, the holder of 123,000,000 shares of common stock, will be entitled to various rights with respect to the registration of these shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Relationship with FMC—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

FMC has indicated that after this offering it may terminate its ownership of our common stock through the Distribution. The Distribution would be subject to various conditions, including receipt of any necessary approvals, the existence of satisfactory market conditions, and, in the case of a tax-free transaction, an opinion of counsel confirming the tax-free treatment of the transaction to FMC and its shareholders. The conditions to any transaction involved in the Distribution may not be satisfied, or FMC may decide for any reason not to consummate the Distribution. See “Risk Factors—Risks Related to the Separation—The Distribution may not occur.”

We are unable to predict whether significant numbers of shares will be sold in the open market or otherwise in anticipation of or following any exchange, distribution or sales of our shares by FMC.

Stock Options and Other Awards

Upon completion of this offering, options to purchase a total of 692,197 shares of common stock and 225,610 restricted stock units would be outstanding. An additional 3,372,193 shares of common stock would be available for future grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our incentive compensation and stock plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

We, our directors, executive officers and FMC, representing approximately 86.01% of the shares of our common stock upon completion of this offering, have agreed subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives of the underwriters. The lockup agreement with FMC contains an exception that permits FMC to effect the Distribution beginning 120 days after the date of this prospectus. See “Underwriting.”

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	6,552,000
Goldman Sachs & Co. LLC	5,880,000
Credit Suisse Securities (USA) LLC	4,368,000
Citigroup Global Markets Inc.	1,600,000
Loop Capital Markets LLC	800,000
Nomura Securities International, Inc.	800,000

Total	20,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.54 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are $0.935 per share. The following table shows the per share and total underwriting discounts and commissions. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Underwriting discounts and commissions paid by us	$0.935	$18,700,000	$21,505,000

The expenses of the offering, not including the underwriting discount, are estimated at $7.4 million, of which $0.8 million is payable by us and the remainder is payable by FMC. We and FMC have agreed to reimburse the underwriters for certain expenses relating to this offering.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 3,000,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Directed Share Program

The underwriters have reserved for sale at the initial public offering price up to 1,000,000 shares of common stock for directors, officers, certain employees and other persons associated with us who have expressed an interest in purchasing common stock in the offering. We will offer these shares to the extent permitted under applicable regulations in the United States. Pursuant to the underwriting agreement, the sales will be made by Credit Suisse Securities (USA) LLC through a directed share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Each person buying shares through the directed share program will be subject to a 180-day lock-up period with respect to such shares. We have agreed to indemnify Credit Suisse Securities (USA) LLC in connection with the directed share program, including for the failure of any participant to pay for its shares. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the directed share program.

No Sales of Similar Securities

We, FMC, our executive officers and our directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The lock-up provision contains an exception that permits FMC to effect the Distribution beginning 120 days after the date of this prospectus.

New York Stock Exchange Listing

Our common stock has been approved to list on the New York Stock Exchange under the symbol “LTHM.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In particular, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Goldman Sachs Bank USA and/or certain of their affiliates will be lenders and/or act as agents or arrangers under our new Revolving Credit Facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area, no offer of common stock which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock referred to in (a) to (c) above shall result in a requirement for the Company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of common stock is made or who receives any communication in respect of an offer of common stock, or who initially acquires any common stock will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and the

Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any common stock acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the common stock acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where common stock have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those common stock to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of

Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for Livent Corporation by Davis Polk & Wardwell LLP, New York, NY. Latham & Watkins LLP is representing the underwriters.

EXPERTS

The combined financial statements and schedules of FMC Lithium as of December 31, 2017 and 2016, and for the two years ended December 31, 2017 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an Internet site at www.livent.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

GLOSSARY

Term	Definition
BEV	Battery electric vehicle
CAGR	Compound annual growth rate
EV	Electric vehicle
ICE	Internal combustion engine
kg	Kilogram
kMT	Thousand metric ton
LCE	Lithium carbonate equivalent
NCA	Nickel-cobalt-aluminum oxide
NMC	Nickel-manganese-cobalt oxide
NMC 811	Nickel-manganese-cobalt oxide containing 80% nickel
OEM	Original equipment manufacturer
PHEV	Plug-in hybrid electric vehicle

A-1

INDEX TO COMBINED FINANCIAL STATEMENTS

FMC Lithium

Report of Independent Registered Public Accounting Firm

To the Board of Directors

FMC Lithium:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of FMC Lithium, as defined in Note 1 (collectively, “FMC Lithium” or the “Company”), as of December 31, 2017 and 2016, the related combined statements of operations, combined statements of comprehensive income, combined statements of cash flows, and combined statements of changes in net parent investment for the years then ended, and the related notes and financial statement schedule II - valuation and qualifying accounts and reserves (collectively, the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of FMC Lithium as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of FMC Lithium’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FMC Lithium in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Adoption of ASU 2017-07

As discussed in Note 4 to the combined financial statements, the Company changed the presentation of pension related costs for the years end December 31, 2017 and 2016 due to the retrospective adoption of Accounting Standards Update No. 2017-07, Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.

/s/ KPMG LLP

We have served as the Company’s auditor since 2017.

Philadelphia, Pennsylvania

June 22, 2018, except for the impact of the adoption of ASU No. 2017-07 as discussed in Note 4, as to which the date is October 1, 2018

FMC Lithium

COMBINED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2017	2016
	(in Millions)
Revenue	$347.4	$264.1

Costs and Expenses
Costs of sales	198.6	175.8

Gross Margin	$148.8	$88.3

Selling, general and administrative expenses	13.4	12.0
Corporate allocations	22.1	13.2
Research and development expenses	3.1	3.1
Restructuring and other charges	8.7	1.0

Total costs and expenses	$245.9	$205.1

Income from operations before non-operating pension expense and settlement charges, interest expense, net and income taxes	$101.5	$59.0
Interest expense, net	—	0.9
Non-operating pension expense and settlement charges	31.4	3.6

Income from operations before income taxes	$70.1	$54.5
Provision for income taxes	27.9	7.4

Net income	$42.2	$47.1

The accompanying notes are an integral part of these annual combined financial statements.

FMC Lithium

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2017	2016
	(in Millions)
Net income	$42.2	$47.1
Other comprehensive income (loss), net of tax:
Foreign currency adjustments:
Foreign currency translation gain (loss) arising during the period	4.7	(9.1)

Total foreign currency translation adjustments (1)	$4.7	$(9.1)
Pension and other postretirement benefits:
Unrealized actuarial gains and prior service credits, net of tax of zero and $3.7 (2)	$—	$(16.2)
Reclassification of net actuarial and other gain, amortization of prior service costs and settlement charges, included in net income, net of tax of $(5.4) and $0.1 (3)	26.3	0.2

Total pension and other postretirement benefits, net of tax of $(5.4) and $3.6	$26.3	$(16.0)

Other comprehensive income (loss), net of tax	$31.0	$(25.1)

Comprehensive income	$73.2	$22.0

(1)

Income taxes are not provided on the equity in undistributed earnings of our foreign subsidiaries or affiliates since it is our intention that such earnings will remain invested in those affiliates indefinitely.

(2)

At December 31 of each year, we remeasure our pension and postretirement plan obligations at which time we record any actuarial gains (losses) and prior service (costs) credits to other comprehensive income.

(3)	For more detail on the components of these reclassifications and the affected line item in the combined statements of operations see Note 14 within these combined financial statements.

The accompanying notes are an integral part of these annual combined financial statements.

FMC Lithium

COMBINED BALANCE SHEETS

	December 31,
	2017	2016
	(in Millions)
ASSETS
Current assets
Cash and cash equivalents	$1.2	$4.0
Trade receivables, net of allowance of $0.1 and $1.0 in 2017 and 2016, respectively	122.7	48.9
Inventories, net	49.6	54.9
Prepaid and other current assets	32.6	18.5

Total current assets	$206.1	$126.3
Property, plant and equipment, net	220.7	185.1
Intangible assets, net	0.1	0.2
Deferred income taxes	2.4	3.9
Other assets	66.9	56.6

Total assets	$496.2	$372.1

LIABILITIES AND NET PARENT INVESTMENT
Current liabilities
Accounts payable, trade and other	$59.7	$25.5
Advanced payments to customers	1.8	2.2
Accrued and other current liabilities	21.3	10.8
Income taxes	3.2	0.6

Total current liabilities	$86.0	$39.1
Accrued pension and other postretirement benefits, long-term	—	0.8
Environmental liabilities	5.9	5.8
Deferred income taxes	8.2	6.6
Other long-term liabilities	10.7	9.1
Commitments and contingent liabilities (Note 15)
Net parent investment
Net parent investment	$431.0	$387.3
Accumulated other comprehensive loss	(45.6)	(76.6)

Total net parent investment	$385.4	$310.7

Total liabilities and total net parent investment	$496.2	$372.1

The accompanying notes are an integral part of these annual combined financial statements.

FMC Lithium

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016
	(in Millions)
Cash provided by operating activities:
Net income	$42.2	$47.1
Adjustments from net income to cash provided (required) by operating activities:
Depreciation and amortization	$15.9	$14.8
Share-based compensation	3.4	2.1
Change in excess of FIFO cost over LIFO cost	(1.0)	0.6
Restructuring and other charges (income)	8.7	1.0
Deferred income taxes	(0.7)	0.4
Pension and other postretirement benefits	32.5	4.9
Changes in operating assets and liabilities:
Trade receivables, net	$(71.3)	$(8.3)
Inventories	6.9	(7.9)
Accounts payable, trade and other	32.5	1.8
Advance payments from customers	(0.4)	1.6
Accrued rebates	—	(0.4)
Income taxes	6.7	(0.7)
Pension and other postretirement benefits contribution	(1.1)	(24.3)
Environmental spending	(0.3)	(0.5)
Restructuring and other spending	(0.9)	—
Change in prepaid and other current assets and other assets (1)	(9.5)	19.6
Change in accrued and other current liabilities and other long-term liabilities	(5.3)	(0.8)

Cash provided by operating activities	$58.3	$51.0

Cash required by investing activities:
Capital expenditures	$(48.9)	$(25.7)
Proceeds from disposal of property, plant and equipment	0.2	—
Payments associated with long-term supply agreements	(10.0)	—
Other investing activities	(3.8)	(5.6)

Cash required by investing activities	$(62.5)	$(31.3)

Cash provided (required) by financing activities:
Decrease in short-term debt	$—	$(10.7)
Net change in net parent investment	1.5	(7.9)

Cash provided (required) by financing activities	$1.5	$(18.6)

Effect of exchange rate changes on cash and cash equivalents	(0.1)	—

Increase (decrease) in cash and cash equivalents	$(2.8)	$1.1
Cash and cash equivalents, beginning of period	4.0	2.9

Cash and cash equivalents, end of period	$1.2	$4.0

(1)	Amounts in 2016 include cash receipts of $15.9 million related to collections from the Argentina government which largely did not repeat in 2017.

Cash paid for interest, net of capitalized interest was zero and $0.8 million and income taxes paid, net of refunds was $21.9 million and $7.7 million for the years ended December 31, 2017 and 2016, respectively. Accrued additions to property, plant and equipment, net at December 31, 2017 and 2016 were $5.5 million and $0.3 million, respectively, and are excluded from the change in accounts payable, trade and other within cash provided by operating activities.

The accompanying notes are an integral part of these annual combined financial statements.

FMC Lithium

COMBINED STATEMENTS OF CHANGES IN NET PARENT INVESTMENT

	Net parent investment	Accumulated other comprehensive income (loss)	Total
	(in Millions)
Balance, January 1, 2016	$348.1	$(51.5)	$296.6
Net income	47.1	—	47.1
Net pension and other benefit actuarial losses and prior service costs, net of income tax	—	(16.0)	(16.0)
Foreign currency translation adjustments	—	(9.1)	(9.1)
Net change in parent investment	(7.9)	—	(7.9)

Balance, December 31, 2016	$387.3	$(76.6)	$310.7
Net income	42.2		42.2
Net pension and other benefit actuarial gains and prior service costs, net of income tax	—	26.3	26.3
Foreign currency translation adjustments	—	4.7	4.7
Net change in parent investment	1.5	—	1.5

Balance, December 31, 2017	$431.0	$(45.6)	$385.4

The accompanying notes are an integral part of these annual combined financial statements.

FMC Lithium

Notes to Combined Financial Statements

Note 1: Description of the Business

The accompanying combined financial statements include the historical accounts of FMC Lithium (the “Lithium Business”, “we”, “us” or “our”) of FMC Corporation (the “Parent” or “FMC”), a publicly traded company incorporated in Delaware (United States). On March 31, 2017, FMC publicly announced a plan to separate the Lithium Business into a publicly traded company (“Separation”). Prior to the completion of the offering, FMC will transfer to us substantially all of the assets and liabilities of the Lithium Business. In exchange, we will issue or transfer to FMC all of the issued and outstanding shares of our common stock.

Nature of Operations

The Lithium Business manufactures lithium for use in a wide range of lithium products, which are used primarily in energy storage, specialty polymers and chemical synthesis application. We extract ores used in our manufacturing processes from lithium brines in Argentina. We serve a diverse group of markets. Our product offerings are primarily inorganic and generally have few cost-effective substitutes. A major growth driver for lithium in the future will be the rate of adoption of electric vehicles.

Most markets for lithium chemicals are global with significant growth occurring both in Asia and North America, primarily driven by the development and manufacture of lithium-ion batteries. We are one of the primary producers of performance lithium compounds.

Note 2: Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Historically, the Lithium Business did not operate as an independent standalone company. The accompanying combined financial statements include the operations, financial position, and cash flows of the Lithium Business, as carved out from the historical consolidated financial statements of FMC using both specific identification and the allocation methodologies described below. We believe the assumptions underlying the combined financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the Lithium Business. However, these shared expenses may not represent the amounts that would have been incurred had the Lithium Business operated autonomously or independently from FMC. Actual costs that would have been incurred if the Lithium Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions in various areas such as information technology and infrastructure.

Net parent investment represents FMC’s historical investment in us, the net effect of transactions with and allocations from FMC. We do not own or maintain separate bank accounts, except for certain foreign jurisdictions, where we are required to maintain separate accounts. Our Parent uses a centralized approach to the cash management and funds our operating and investing activities as needed. Accordingly, cash held by our Parent at the corporate level was not allocated to us for any of the periods presented. We reflect the cash generated by our operations and expenses paid by our Parent on our behalf as a component of “Net parent investment” on our combined balance sheets, and as a net distribution to our Parent in our combined statements of cash flows. Intracompany balances and accounts within the Lithium Business have been eliminated.

During the periods presented, the Lithium Business functioned as part of the larger group of businesses controlled by FMC, and accordingly, utilized centralized functions, such as facilities and information technology, of FMC to support its operations. Accordingly, a portion of the shared service costs were historically allocated to the Lithium Business. FMC also performed certain corporate functions for the Lithium Business. The corporate

FMC Lithium

Notes to Combined Financial Statements (Continued)

expenses related to the Lithium Business have been allocated from the Parent. These allocated costs are primarily related to certain governance and corporate functions such as finance, treasury, tax, human resources, legal, investor relations, and certain other costs. Where it is possible to specifically attribute such expenses to activities of the Lithium Business, these amounts have been charged or credited directly to the Lithium Business without allocation or apportionment. Allocation of other such expenses is based on a reasonable reflection of the utilization of the service provided or benefits received by the Lithium Business during the periods presented on a consistent basis, such as, but not limited to, a relative percentage of headcount, tangible assets, third-party sales, cost of goods sold or segment operating profit, defined by FMC as segment revenue less operating expenses. The aggregate costs allocated for these functions to the Lithium Business are included in “Corporate allocations” within the combined statements of operations and are shown in detail within the following table.

	Year Ended December 31,
(in Millions)	2017	2016
Lithium Business shared service costs (1)	$5.4	$3.8
FMC Corporate shared service costs allocated to Lithium Business (2)	3.8	1.8
Stock compensation expense (3)	2.6	1.3
FMC Corporate expense allocation (4)	10.3	6.3

Total Corporate allocations	$22.1	$13.2

(1)

Represent the Lithium Business’ portion of shared service costs historically allocated to the Lithium Business segment. These do not include $7.1 million and $5.2 million for the years ended December 31, 2017 and 2016, respectively, of shared service costs historically allocated and recorded within “Cost of sales” on the combined statements of operations.

(2)	Amounts represent the Parent’s Corporate shared service cost allocated to the Lithium Business.
(3)

Stock compensation expense represents both the allocation of the Parent’s Corporate stock compensation expense and the costs specifically identifiable to Lithium Business employees. These amounts exclude the previously allocated portion included within Lithium Business shared service costs of approximately $0.8 million for both the years ended December 31, 2017 and 2016.

(4)	Represents the additional costs of the centralized functions of the Parent allocated to the Lithium Business.

FMC used a centralized approach to cash management and financing its operations. Historically, the majority of the Lithium Business’ cash was transferred to the Parent on a daily basis. This arrangement is not reflective of the manner in which the Lithium Business would have been able to finance its operations had it been a standalone business separate from the Parent during the periods presented.

Additionally, the assets and liabilities assigned from FMC have been deemed attributable to, and reflective of the historical operations of, the Lithium Business; however, the amounts recorded may not be representative of the amounts that would have been incurred had the Lithium Business been an entity that operated independently of FMC. Consequently, these combined financial statements may not be indicative of the Lithium Business’ future performance and do not necessarily reflect what its results of operations, financial position and cash flows would have been had the Lithium Business operated as a separate entity apart from FMC during the periods presented.

Our Parent’s debt and related interest expense have not been allocated to us for any of the periods presented since we are not the legal obligor of the debt, and our Parent’s borrowings were not directly attributable to us.

Note 3: Summary of Significant Accounting Policies

Estimates and assumptions. In preparing the financial statements in conformity with U.S. GAAP we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results are likely to differ from those estimates, but we do not believe such differences will materially affect our financial position, results of operations or cash flows.

FMC Lithium

Notes to Combined Financial Statements (Continued)

Cash and cash equivalents. We consider investments in all liquid debt instruments with original maturities of three months or less to be cash equivalents.

Trade receivables, net of allowance. Trade receivables consist of amounts owed to us from customer sales and are recorded when revenue is recognized. The allowance for trade receivables represents our best estimate of the probable losses associated with potential customer defaults. In developing our allowance for trade receivables, we use a two-stage process which includes calculating a general formula to develop an allowance to appropriately address the uncertainty surrounding collection risk of our entire portfolio and specific allowances for customers where the risk of collection has been reasonably identified either due to liquidity constraints or disputes over contractual terms and conditions.

Our method of calculating the general formula consists of estimating the recoverability of trade receivables based on historical experience, current collection trends, and external business factors such as economic factors, including regional bankruptcy rates, and political factors. Our analysis of trade receivable collection risk is performed quarterly, and the allowance is adjusted accordingly. The allowance for trade receivables was less than $0.1 million and $1.0 million for December 31, 2017 and 2016, respectively. There was no provision to the allowance for trade receivables charged against operations for the years ended December 31, 2017 and 2016.

Inventories. Inventories are stated at the lower of cost or net realizable value. Inventory costs include those costs directly attributable to products before sale, including all manufacturing overhead but excluding distribution costs. All domestic inventories, excluding materials and supplies, are determined on a last-in, first-out (“LIFO”) basis and our remaining inventories are recorded on a first-in, first-out (“FIFO”) basis. See Note 7 for more information.

Property, plant and equipment. We record property, plant and equipment, including capitalized interest, at cost. Depreciation is provided principally on the straight-line basis over the estimated useful lives of the assets (land improvements — 20 years, buildings — 20 to 40 years, and machinery and equipment — three to 18 years). Gains and losses are reflected in income upon sale or retirement of assets. Expenditures that extend the useful lives of property, plant and equipment or increase productivity are capitalized. Ordinary repairs and maintenance are expensed as incurred through operating expense.

Capitalized interest. Capitalized interest balances as of December 31, 2017 and 2016 of $8.2 million and $8.0 million, respectively, have been assigned to us by the Parent in connection with the Parent’s outstanding debt at December 31, 2017 and 2016. These balances have been included within our machinery and equipment fixed assets within our property, plant and equipment, net balance on our combined balance sheets. These assigned balances were associated with the construction of certain long-lived assets, which were funded by the Parent, and have been capitalized as part of the cost of those assets. We amortize capitalized interest over the assets’ estimated useful lives. We capitalized interest costs of $1.5 million and $1.3 million during the years ended December 31, 2017 and 2016, respectively.

Capitalized software. We capitalize the costs of internal use software in accordance with accounting literature which generally requires the capitalization of certain costs incurred to develop or obtain internal use software. We assess the recoverability of capitalized software costs on an ongoing basis and record write-downs to fair value as necessary. We amortize capitalized software costs over expected useful lives ranging from three to 10 years. See Note 17 for the net unamortized computer software balances.

Impairments of long-lived assets. We review the recovery of the net book value of long-lived assets whenever events and circumstances indicate that the net book value of an asset may not be recoverable from the estimated undiscounted future cash flows expected to result from its use and eventual disposition. In cases where

FMC Lithium

Notes to Combined Financial Statements (Continued)

undiscounted expected future cash flows are less than the net book value, we recognize an impairment loss equal to an amount by which the net book value exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. There were no impairments during the years ended December 31, 2017 and 2016.

Asset retirement obligations. We record asset retirement obligations (“AROs”) at fair value at the time the liability is incurred if we can reasonably estimate the settlement date. The associated AROs are capitalized as part of the carrying amount of the related long-lived assets. In future periods, the liability is accreted to its present value and the capitalized cost is depreciated over the useful life of the related long-lived asset. We also adjust the liability for changes resulting from the passage of time and/or revisions to the timing or the amount of the original estimate. Upon retirement of the related long-lived asset, we either settle the obligation for its recorded amount or incur either a gain or loss.

We have mining operations and legal reclamation obligations related to our facilities upon closure of the mines. The asset retirement obligations primarily relate to post-closure reclamation of brine wells and sites involved in the surface mining and manufacturing of lithium in Argentina. Also, we have obligations at certain of our manufacturing facilities and offices in the event of permanent plant shutdown.

The carrying amounts for the AROs for the years ended December 31, 2017 and 2016 are $0.2 million and $0.2 million, respectively. These amounts are included in “Other long-term liabilities” on the combined balance sheets.

Financial instruments. Our financial instruments are trade receivables and trade payables. These financial instruments are recorded at cost, which approximates fair value due to the short-term nature of the instruments. Our Parent also entered into derivative contracts to hedge exposures at the corporate level. Because these activities represent activities that are managed at the corporate level and are not specific to any of the businesses, the associated asset or liability related to these transactions were not included in the combined balance sheets, but the gain or loss associated with these transactions were included in the combined statements of operations as these costs are deemed costs incurred to run the business.

Restructuring and other charges. We continually perform strategic reviews and assess the return on our business. This sometimes results in a plan to restructure the operations of our business. We record an accrual for severance and other exit costs under the provisions of the relevant accounting guidance.

Additionally, as part of these restructuring plans, write-downs of long-lived assets may occur. Two types of assets are impacted: assets to be disposed of by sale and assets to be abandoned. Assets to be disposed of by sale are measured at the lower of carrying amount or estimated net proceeds from the sale. Assets to be abandoned with no remaining future service potential are written down to amounts expected to be recovered. The useful life of assets to be abandoned that have a remaining future service potential are adjusted and depreciation is recorded over the adjusted useful life.

Revenue recognition. We recognize revenue when the earnings process is complete, which is generally upon transfer of title. This transfer typically occurs either upon shipment to the customer or upon receipt by the customer. In all cases, we apply the following criteria in recognizing revenue: persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collection is reasonably assured.

We record amounts billed for shipping and handling fees as revenue. Costs incurred for shipping and handling are recorded as costs of sales. Amounts billed for sales and use taxes, value-added taxes, and certain excise and

FMC Lithium

Notes to Combined Financial Statements (Continued)

other specific transactional taxes imposed on revenue-producing transactions are presented on a net basis and excluded from sales in the combined statements of operations. We record a liability until remitted to the respective taxing authority.

Research and development. Research and development costs are expensed as incurred.

Income and other taxes. The majority of the accrued U.S. federal, state, and foreign income tax balances are treated as settled with FMC as of the end of each year. Therefore, they are included in “Net parent investment” in the combined financial statements. For purposes of the combined financial statements, our income tax expense and deferred tax balances have been estimated as if we filed income tax returns on a stand-alone basis separate from FMC. As a stand-alone entity, our deferred taxes and effective tax rate may differ from those in historical periods.

Segment information. We operate as one reportable segment based on the commonalities among our products and services and the manner in which we review and evaluate operating performance. Segment disclosures and geographical information are included in Note 16 within these combined financial statements. Geographic segment revenue is based on the location of our customers.

Stock-based compensation. Prior to the consummation of the Separation, we did not sponsor any stock compensation plans. Instead, our eligible employees participated in the Parent’s sponsored stock-based compensation plans. Prior to the consummation of the Separation, our employees will continue to participate in the Parent’s stock-based compensation plans and we will recognize stock-based compensation expense based on the awards granted to our employees. We will also record an allocation of stock-based compensation for corporate employees based on segment operating profit, defined by FMC as segment revenue less operating expenses. Stock-based compensation expense for the years ended December 31, 2017 and 2016 has been recognized for all share options and other equity-based arrangements. Stock-based compensation cost is measured at the date of grant, based on the fair value of the award, and is recognized over the employee’s requisite service period.

Pension and other postretirement benefits. FMC provides a range of benefits, including pensions, postretirement and postemployment benefits to eligible current and former employees, of which certain of our employees participate. For purposes of the Lithium Business’ combined financial statements, the U.S. defined benefit plan is being treated as a multi-employer plan. Accordingly, the benefit obligations, plan assets and accumulated other comprehensive income (loss) amounts are not shown in the combined balance sheets.

In connection with the Separation, the United Kingdom defined benefit pension plan (“U.K. Plan”), which is a legal obligation of the Lithium United Kingdom legal entity, will be included in the Lithium Business financial statements. In 2016, FMC made a $20.7 million payment into our U.K. Plan in order to annuitize the remaining pension obligation. This action removed all future funding requirements for this plan. The assets of $45.2 million supporting the remaining pension obligation were moved into an annuity at December 31, 2016 which qualified as a Level 3 investment in the fair value hierarchy. In October 2017, FMC completed the buy-out of the annuity, completing the plan termination and relieving FMC of the pension liability for the U.K. Plan. The termination resulted in a settlement charge of $32.5 million. See Note 12 for more information.

Environmental obligations. We provide for environmental-related obligations when they are probable and amounts can be reasonably estimated. Where the available information is sufficient to estimate the amount of liability, that estimate has been used.

Estimated obligations to remediate sites that involve oversight by the United States Environmental Protection Agency (“EPA”), or similar government agencies, are generally accrued no later than when a Record of Decision (“ROD”), or equivalent, is issued, or upon completion of a Remedial Investigation/Feasibility Study (“RI/FS”),

FMC Lithium

Notes to Combined Financial Statements (Continued)

or equivalent, that is submitted by us and the appropriate government agency or agencies. Estimates are reviewed quarterly and, if necessary, adjusted as additional information becomes available. The estimates can change substantially as additional information becomes available regarding the nature or extent of site contamination, required remediation methods, and other actions by or against governmental agencies or private parties.

Our environmental liabilities are principally for costs associated with the remediation and/or study of sites at which we are alleged to have released hazardous substances into the environment. Such costs incorporate inflation and are not discounted to their present values. These costs principally include, among other items, RI/FS, site remediation, costs of operation and maintenance of the remediation plan, management costs, fees to outside law firms and consultants for work related to the environmental effort, and future monitoring costs. Estimated site liabilities are determined based upon existing remediation laws and technologies, specific site consultants’ engineering studies or by extrapolating experience with environmental issues at comparable sites.

Included in our environmental liabilities are costs for the operation, maintenance and monitoring of site remediation plans (“OM&M”). Such reserves are based on our best estimates for these OM&M plans. Over time we may incur OM&M costs in excess of these reserves. However, we are unable to reasonably estimate an amount in excess of our recorded reserves because we cannot reasonably estimate the period for which such OM&M plans will need to be in place or the future annual cost of such remediation, as conditions at these environmental sites change over time. Such additional OM&M costs could be significant in total but would be incurred over an extended period of years.

Environmental remediation charges represent the costs for the continuing charges associated with environmental remediation at operating sites from previous years and from products that are no longer manufactured. The Lithium Business has one environmental remediation site located in Bessemer City, North Carolina. The charges associated with the cost of remediation for the years ended December 31, 2017 and December 31, 2016 are $0.4 million and $0.2 million, respectively. These amounts are recorded as a component within “Restructuring and other charges (income)” on the combined statements of operations. The environmental remediation liability as of December 31, 2017 and 2016 was $6.4 million and $6.3 million, respectively.

Foreign currency. We translate the assets and liabilities of our foreign operations at exchange rates in effect at the balance sheet date. For foreign operations for which the functional currency is not the U.S. dollar, we record translation gains and losses as a component of accumulated other comprehensive income in equity. The foreign operations’ income statements are translated at the monthly exchange rates for the period. Transactions denominated in foreign currency other than our functional currency of the operation are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are remeasured at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences are recognized as foreign currency transaction gain or loss recorded as a component of “Costs of Sales” in our combined statements of operations. We recorded transaction gains of $2.1 million and $1.4 million for the years ended December 31, 2017 and 2016, respectively.

Principles of combination. The combined financial statements are derived from FMC’s consolidated financial statements and accounting records where it was primarily the Lithium reporting segment. These combined financial statements were prepared in accordance with U.S. GAAP and include the accounts of the Lithium Business. All significant intercompany transactions and balances have been eliminated. Transactions between the Lithium Business and FMC and its subsidiaries are reflected in the combined balance sheets as “Net parent investment” and in the combined statements of cash flows as a financing activity in “Net change in net parent investment.”

FMC provided us with centrally managed services and corporate functions. Accordingly, certain shared costs including but not limited to administrative expenses for information technology, general services, human

FMC Lithium

Notes to Combined Financial Statements (Continued)

resources, legal, accounting and other services, have been allocated to us and are reflected as expenses in these combined financial statements. Expenses have been allocated on the basis of direct usage when identifiable, with the remainder allocated on the basis of fixed costs, revenue, operating income or headcount. We consider the expense allocation methodology and results to be reasonable and consistently applied for all periods presented. However, these allocations may not be indicative of the actual expenses we would have incurred as an independent public company or of the costs we will incur in the future.

The combined balance sheets of the Lithium Business include FMC’s assets and liabilities that are specifically identifiable or otherwise will be transferred to us, including subsidiaries and affiliates in which the Lithium Business has a controlling financial interest.

Net parent investment. Net parent investment represents our Parent’s historical investment in us, our accumulated net earnings after taxes and the net effect of transactions with and allocations from our Parent.

Note 4: Recently Issued and Adopted Accounting Pronouncements and Regulatory Items

New accounting guidance and regulatory items

In February 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This new standard permits a company to reclassify the income tax effects of the change in the U.S federal corporate income tax rate on the gross deferred tax amounts and related valuation allowances as well as other income tax effects related to the application of the Act within Accumulated other comprehensive income (“AOCI”) to retained earnings. There are also new required disclosures such as a description of the accounting policy for releasing income tax effects from AOCI as well as certain disclosures in the period of adoption if a company elects to reclassify the income tax effects. The new standard is effective for fiscal years beginning after December 15, 2018 (i.e. a January 1, 2019 effective date), and interim periods within those fiscal years, with early adoption permitted. We are evaluating the effect the guidance will have on our consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Stock Compensation - Scope of Modification Accounting. This ASU provides guidance on which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The new standard is effective for fiscal years beginning after December 15, 2017 (i.e. a January 1, 2018 effective date). We believe the adoption will not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses. The update is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The new standard is effective for fiscal years beginning after December 15, 2019 (i.e. a January 1, 2020 effective date), with early adoption permitted for fiscal years beginning after December 15, 2018. We are evaluating the effect the guidance will have on our consolidated financial statements.

In February 2016, the FASB issued its new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e. a January 1, 2019 effective

FMC Lithium

Notes to Combined Financial Statements (Continued)

date). While we are still evaluating the definitive impacts this ASU will have on our combined financial statements, we have performed an initial impact assessment by surveying the lease population. At a minimum, total assets and total liabilities will likely increase in the period of adoption.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, Accounting Standards Codification Topic 606. This standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance replaced most existing revenue recognition guidance in U.S. GAAP. On January 1, 2018, we adopted ASU 2014-09 and its related amendments (collectively known as ASC 606) using the modified retrospective adoption method.

In order to adopt this standard, we performed an impact assessment by analyzing revenue transactions and arrangements that are representative of our business segments and their revenue streams. Additionally, we assessed any potential impacts on our internal controls and processes related to both the implementation and ongoing compliance of the new guidance.

The standard will impact our disclosures including new disclosures presenting further disaggregation of revenue. Based on our assessment, there was no cumulative catchup effect of initially applying ASC 606 that required an adjustment to our retained earnings.

Utilizing the practical expedients and exemptions allowed under the modified retrospective method, ASC 606 was only applied to existing contracts (i.e. those for which FMC has remaining performance obligations) as of January 1, 2018, and new contracts entered into after January 1, 2018. ASC 606 was not applied to contracts that were completed prior to December 31, 2017. As such, the information provided within these combined financial statements do not reflect the adoption of ASC 606.

The impacts of the adoption of ASC 606 will be provided in subsequent filings in 2018.

Recently adopted accounting guidance and regulatory items

In March 2017, the FASB issued ASU No. 2017-07, Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU provides requirements for the presentation and disclosure of net benefit cost on the financial statements. The service cost component of net benefit cost is required to be presented in the income statement line item where the associated compensation cost is reported, while the other components of net benefit cost are required to be presented outside of operating income. The new standard is effective for fiscal years beginning after December 15, 2017 (i.e. a January 1, 2018 effective date). We adopted this standard on a retrospective basis in the first quarter of 2018. Our “Non-operating pension expense and settlement charges” were reclassified out of “Income from operations before interest expense, net and income taxes” and into “Income from operations before income taxes.” There was no impact to “Net income” on our combined statements of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718) (“ASU 2016-09”). ASU 2016-09 identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the combined statement of cash flows. The new standard was effective for annual reporting periods beginning after December 15, 2016, including interim periods within those years (i.e. a January 1, 2017 effective date). We adopted this standard prospectively beginning in 2017. The adoption impacted our recognition of excess tax benefit, which is recorded within “Provision for income taxes” on the combined statements of operations.

FMC Lithium

Notes to Combined Financial Statements (Continued)

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory. This standard changes the criteria by which to measure inventory. Prior to the issuance of this new standard, inventory was measured at the lower of cost or market value. This required three separate data points in order to measure inventory. The three data points were cost, market with a ceiling of net realizable value and market with a floor of net realizable value less a normal profit margin. This amendment eliminates the two data points defining “market” and replaces them with one, net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This amendment does not impact inventory measured using last-in, first-out. This standard was effective for annual reporting periods beginning after December 15, 2016, (i.e. a January 1, 2017 effective date). We adopted this standard beginning in 2017. The adoption did not have an impact on the combined financial statements.

Note 5: Intangible Assets, Net

Our intangible assets consist of the following:

		December 31, 2017			December 31, 2016
(in Millions)	Weighted avg. useful life at December 31, 2017	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible assets subject to amortization
Patent	8	$0.3	$(0.2)	$0.1	$0.3	$(0.1)	$0.2

		$0.3	$(0.2)	$0.1	$0.3	$(0.1)	$0.2

Amortization expense for the years ended December 31, 2017 and 2016 was less than $0.1 million.

The estimated pre-tax amortization expense for each of the five years ending December 31, 2018 to 2022 is less than $0.1 million.

Note 6: Restructuring and Other Charges

The following table shows total restructuring and other charges included in the combined statements of operations:

	Year Ended December 31,
(in Millions)	2017	2016
Restructuring charges and asset disposals	$8.3	$—
Other charges	0.4	1.0

Total restructuring and other charges	$8.7	$1.0

FMC Lithium

Notes to Combined Financial Statements (Continued)

In 2017, we began restructuring efforts at the manufacturing site located in Bessemer City, North Carolina. The objective was to optimize both the assets and cost structure by reducing certain production lines at the plant. The restructuring decision resulted in primarily shutdown costs which are reflected in the table below.

Restructuring charges and asset disposals

	Restructuring Charges
(in Millions)	Severance and Employee Benefits (1)	Other Charges (2)	Asset Disposal Charges (2)	Total
Bessemer City restructuring	$0.1	$3.7	$4.0	$7.8
Other items	—	0.5	—	0.5

Year ended December 31, 2017	$0.1	$4.2	$4.0	$8.3

(1)	Represents severance and employee benefit charges.
(2)

Primarily represents accelerated depreciation and demolition costs for long-lived assets, which were or are to be abandoned. To the extent incurred the acceleration effect of re-estimating settlement dates and revised cost estimates associated with asset retirement obligations due to facility shutdowns are also included within the asset disposal charges.

Rollforward of restructuring reserves

The following table shows a roll forward of restructuring reserves that will result in cash spending. These amounts exclude asset retirement obligations.

(in Millions)	Balance at 12/31/15	Change in reserves	Cash payments	Other	Balance at 12/31/16 (1)	Change in reserves (2)	Cash payments	Other	Balance at 12/31/17 (1)
Lithium restructuring	$0.5	$—	$—	$(0.2)	$0.3	$3.8	$(0.9)	$(0.3)	$2.9

Total	$0.5	$—	$—	$(0.2)	$0.3	$3.8	$(0.9)	$(0.3)	$2.9

(1)	Included in “Accrued and other current liabilities” on the combined balance sheets.
(2)	Primarily related to facility shutdowns and other miscellaneous exit costs.

Other charges (income), net

	Year Ended December 31,
(in Millions)	2017	2016
Argentina devaluation	$—	$0.6
Environmental charges, net	0.4	0.2
Other items, net	—	0.2

Other charges (income), net	$0.4	$1.0

Argentina Devaluation

On December 17, 2015, the Argentina government initiated actions to significantly devalue its currency. These actions continued into a portion of first quarter of 2016. These actions created an immediate loss associated with the impacts of the remeasurement of our local balance sheet. Due to the severity of the event and its immediate

FMC Lithium

Notes to Combined Financial Statements (Continued)

impact to our operations in the country, the charge associated with the remeasurement was included within restructuring and other charges in our combined statements of operations during the period. We believe these actions have ended and do not expect further charges for remeasurement to be included within restructuring and other charges.

Environmental charges, net

Environmental charges represent charges associated with environmental remediation with respect to certain discontinued products. The Lithium Business has one environmental remediation site in Bessemer City, North Carolina. The charges associated with the cost of remediation for the years ended December 31, 2017 and December 31, 2016 are $0.4 million and $0.2 million, respectively.

Note 7: Inventories, Net

	December 31,
(in Millions)	2017	2016
Finished goods	$4.0	$3.0
Semi-finished goods	34.3	42.4
Raw materials, supplies and other	12.2	11.4

FIFO inventory	$50.5	$56.8
Less: Excess of FIFO cost over LIFO cost	(0.9)	(1.9)

Inventories, net	$49.6	$54.9

Approximately 24% and 44% of our inventories in 2017 and 2016, respectively were recorded on the LIFO basis.

Note 8: Environmental Obligations

We are subject to various federal, state, local and foreign environmental laws and regulations that govern emissions of air pollutants, discharges of water pollutants, and the manufacture, storage, handling and disposal of hazardous substances, hazardous wastes and other toxic materials and remediation of contaminated sites. We are also subject to liabilities arising under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state laws that impose responsibility on persons who arranged for the disposal of hazardous substances, and on current and previous owners and operators of a facility for the clean-up of hazardous substances released from the facility into the environment. We are also subject to liabilities under the Resource Conservation and Recovery Act (“RCRA”) and analogous state laws that require owners and operators of facilities that have treated, stored or disposed of hazardous waste pursuant to a RCRA permit to follow certain waste management practices and to clean up releases of hazardous substances into the environment associated with past or present practices.

Environmental liabilities consist of obligations relating to waste handling and the remediation and/or study of sites at which we are alleged to have released or disposed of hazardous substances. As of the periods presented, the Bessemer City site located in North Carolina is the only site for which we have a reserve. We have provided reserves for potential environmental obligations that we consider probable and for which a reasonable estimate of the obligation can be made. Accordingly, total reserves of $6.4 million and $6.3 million existed at December 31, 2017 and 2016, respectively.

Although potential environmental remediation expenditures in excess of the reserves and estimated loss contingencies could be significant, the impact on our future combined financial results is not subject to

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Notes to Combined Financial Statements (Continued)

reasonable estimation due to numerous uncertainties concerning the nature and scope of possible contamination, identification of remediation alternatives under constantly changing requirements, selection of new and diverse clean-up technologies to meet compliance standards, and the timing of potential expenditures. The liabilities arising from potential environmental obligations that have not been reserved for at this time may be material to any one quarter’s or year’s results of operations in the future. However, we believe any liability arising from such potential environmental obligations is not likely to have a material adverse effect on our liquidity or financial condition as it may be satisfied over many years.

The table below is a roll forward of our total environmental reserves from December 31, 2015 to December 31, 2017.

(in Millions)	Total
Total environmental reserves at December 31, 2015	$6.6

2016
Provision	0.2
Spending	(0.5)

Net change	$(0.3)

Total environmental reserves at December 31, 2016	$6.3
2017
Provision	0.4
Spending	(0.3)

Net change	$0.1

Total environmental reserves at December 31, 2017	$6.4

The table below provides detail of the current and long-term portions of our environmental reserves.

	December 31,
(in Millions)	2017	2016
Environmental reserves, current (1)	$0.5	$0.5
Environmental reserves, long-term (2)	5.9	5.8

Total environmental reserves	$6.4	$6.3

(1)	These amounts are included within “Accrued and other current liabilities” on the combined balance sheets.
(2)	These amounts are included in “Environmental liabilities” on the combined balance sheets.

Note 9: Property, Plant and Equipment, Net

	December 31,
(in Millions)	2017	2016
Land and land improvements	$65.0	$60.8
Buildings	62.9	59.5
Machinery and equipment	225.7	230.1
Construction in progress	53.6	18.5

Total cost	$407.2	$368.9
Accumulated depreciation	(186.5)	(183.8)

Property, plant and equipment, net	$220.7	$185.1

FMC Lithium

Notes to Combined Financial Statements (Continued)

Depreciation expense was $14.9 million and $14.2 million for the years ended December 31, 2017 and 2016, respectively.

Note 10: Asset Retirement Obligations

We have recognized the present value of our mine reclamation obligation as well as other AROs associated with our operations on our combined balance sheets. We have mining operations and legal reclamation obligations related to our facilities upon closure of the mines. The asset retirement obligations primarily relate to post-closure reclamation of brine wells and sites involved in the surface mining and manufacturing of lithium in Argentina. Also, we have obligations at certain of our manufacturing facilities and offices in the event of permanent plant shutdown.

The carrying amounts for the AROs as of December 31, 2017 and 2016 were $0.2 million and $0.2 million, respectively. These amounts are included in “Other long-term liabilities” on the combined balance sheets. Accretion expense for both the years ended December 31, 2017 and 2016 was less than $0.1 million.

Note 11: Income Taxes

Taxable income and/or loss generated by us have been included in the consolidated federal income tax returns of FMC with all income tax payments made by the Parent to the taxing authorities. The majority of the accrued U.S. federal, state, and foreign income tax balances are treated as settled with FMC as of the end of each year. Therefore, they are included in FMC’s net parent investment in the combined financial statements. FMC has allocated income taxes to us in the accompanying combined financial statements as if we were held in a separate corporation which filed separate income tax returns. FMC believes the assumptions underlying the allocation of income taxes on a separate return basis are reasonable. However, the amounts allocated for income taxes in the accompanying combined financial statements are not necessarily indicative of the actual amount of income taxes that would have been recorded had we been held within a separate stand-alone entity.

The provision (benefit) for income taxes attributable to income consisted of:

	Year Ended December 31,
(in Millions)	2017	2016
Current:
Federal	$23.1	$4.5
State	0.9	0.2
Foreign	4.6	2.3

Total Current	$28.6	$7.0

Deferred:
Federal	$(2.3)	$0.1
State	(0.1)	—
Foreign	1.7	0.3

Total Deferred	$(0.7)	$0.4

Total	$27.9	$7.4

FMC Lithium

Notes to Combined Financial Statements (Continued)

Total income tax provisions (benefits) were allocated as follows:

	Year Ended December 31,
(in Millions)	2017	2016
Environmental and restructuring	$2.2	$2.4
Pension & retirement benefits	2.0	2.7
Net operating loss	0.3	1.0
Other assets and reserves	3.0	6.3

Deferred tax assets	$7.5	$12.4
Valuation allowance	—	(2.2)

Deferred tax assets, net of valuation allowance	$7.5	$10.2
Property, plant and equipment, net	(13.3)	(12.9)

Deferred tax liabilities	$(13.3)	$(12.9)

Net deferred tax liabilities	$(5.8)	$(2.7)

We evaluate our deferred income taxes each reporting period to determine if valuation allowances are required or should be adjusted. U.S. GAAP accounting guidance requires that companies assess whether valuation allowances should be established against their deferred tax assets based on all available evidence, both positive and negative, using a “more likely than not” standard. In assessing the need for a valuation allowance, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, and tax planning alternatives.

At December 31, 2017, we had net operating loss carryforwards in the United Kingdom of $0.3 million, which do not expire.

The effective income tax rate applicable to income from operations before income taxes was different from the statutory U.S. federal income tax rate due to the factors listed in the following table:

	Year Ended December 31,
	2017	2016
Statutory U.S. tax rate	35.0%	35.0%
Impact of Tax Cuts and Jobs Act	15.8	—
State and local income taxes, net of federal benefit	0.7	0.3
Foreign earnings subject to different tax rates	(3.7)	(5.2)
Manufacturer’s production deduction	(1.8)	(0.7)
Permanent book tax differences	(3.3)	(2.6)
Change in valuation allowance	(4.2)	(13.1)
Changes to unrecognized tax benefits	0.8	1.0
Exchange gain/loss	2.0	(4.2)
Other	(1.5)	3.1

Effective tax rate	39.8%	13.6%

Tax Cuts and Jobs Act of 2017

On December 22, 2017, the Tax Cuts and Jobs Act (“the Act”) was enacted in the United States. Effective January 1, 2018, the Act, among other things, reduces the U.S. federal corporate tax rate from 35% to 21%,

FMC Lithium

Notes to Combined Financial Statements (Continued)

creates new provisions related to foreign source earnings, and eliminates the deduction for domestic production activities. As a result, a tax benefit in the amount of $1.3 million was recorded for the remeasurement of Lithium’s U.S. deferred tax balances as of December 31, 2017. The Act also requires companies to pay a one-time transition tax on the cumulative earnings and profits of certain foreign subsidiaries that were previously not repatriated and therefore not taxed for U.S. income tax purposes. Taxes due on the one-time transition tax are payable as of December 31, 2017 and may be paid to the tax authority over eight years. The transition tax expense of $12.4 million was recorded based on post-1986 earnings and profits (“E&P”) allocated to the Lithium Business. This liability is treated consistent with US accrued income taxes and to be settled with FMC. As a result, this liability is included in FMC’s net parent investment in the combined financial statements.

In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which addresses situations where the accounting is incomplete for the income tax effects of the Act. SAB 118 directs taxpayers to consider the impact of the Act as “provisional” when the Company does not have the necessary information available, prepared or analyzed (including computations) to finalize the accounting for the change in tax law. Companies are provided a measurement period of up to one year to obtain, prepare, and analyze information necessary to finalize the accounting for provisional amounts or amounts that cannot be estimated as of December 31, 2017. We will continue to refine our calculations as additional analysis is completed related to the Act. Additional information that may affect our provisional amounts would include further clarification and guidance on how the IRS will implement tax reform, including guidance with respect to executive compensation and transition tax, further clarification and guidance on how state taxing authorities will implement tax reform and the related effect on our state income tax returns, completion of the FMC 2017 tax return filings, and the potential for additional guidance from the SEC or the FASB related to tax reform. The accounting is expected to be complete when the 2017 U.S. corporate income tax return is filed in 2018.

Uncertain Income Tax Positions

U.S. GAAP accounting guidance for uncertainty in income taxes prescribes a model for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, disclosure and transition.

Our financial results are included in our Parent’s consolidated income tax returns in the U.S. federal jurisdiction. As of December 31, 2017, the U.S. federal and state income tax returns are open for examination and adjustment for the years 2014 to 2017 and 1998-2017, respectively. Our significant foreign jurisdictions are open for examination and adjustment during varying periods from 2007 to 2017. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the financial statements. The amount accrued for interest and penalties is not significant to the financial statements as of December 31, 2017.

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $2.3 million and $2.1 million as of December 31, 2017 and 2016, respectively. See the reconciliation of the total amounts of unrecognized tax benefits below.

Due to the potential for resolution of federal examinations, and the expiration of U.S. federal statute of limitations in certain years, it is reasonably possible that our liability for gross unrecognized tax benefits will change within the next 12 months by $1.1 million.

FMC Lithium

Notes to Combined Financial Statements (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in Millions)	2017	2016
Balance at beginning of year	$7.3	$6.5
Increases related to positions taken in the current year	1.3	2.0
Decreases related to lapse of statute of limitations	(1.3)	(1.2)
Increase (decrease) in unrecognized tax benefits due to foreign currency translation	0.2	—

Balance at end of year (1)	$7.5	$7.3

(1)	At December 31, 2017 and 2016 we recognized an offsetting non-current deferred tax asset of $5.1 million and $5.3 million respectively.

Note 12: Pension and Other Postretirement Benefits

Certain of our employees, who continue to be employees of FMC until consummation of the Separation described in Note 1, participate in certain funded defined benefit pension and other domestic postretirement plans sponsored by FMC (the “Benefit Plans”), which include participants from FMC’s other business. For the year ended December 31, 2016, FMC had a U.S. qualified plan and nonqualified plan (the “U.S. Plans”) and a United Kingdom (the “U.K. Plan”), Ireland, Belgium, and Norway defined benefit pension plan. The Ireland, Belgium and Norway defined benefit plans were related to the other FMC segments and did not support the Lithium Business. FMC has certain defined benefit pension plans that are specifically designated only for Lithium Employees that are included within the Combined Balance Sheets. The majority of qualifying employees participate in the FMC-sponsored pension plans that are accounted for by the Lithium Business as multi-employer plans are not included within the Combined Balance Sheets.

For the years ended December 31, 2017, and 2016, we recorded net annual periodic pension costs of $32.5 million and $4.9 million, respectively. These include pension costs allocated through the Parent’s shared service cost allocation of $1.2 million for both the years ended December 31, 2017 and 2016.

U.S. Plans

We did not record an asset or liability in the combined balance sheets to recognize the funded status of the U.S. Plan. Instead, we recorded net pension cost for the U.S. Plan. This net expense represents an approximation of our portion of the Parent’s net annual periodic pension cost of the U.S. Plan. The Lithium Business’ portion of the Parent’s net annual periodic pension cost was allocated based on Lithium Employees’ relative participation in the plan.

In addition to the pension and other postretirement benefits our employees take part in the FMC Corporation Savings and Investment Plan (the “Contribution Plan”). The Contribution Plan is a defined contribution plan, which covers substantially all of FMC’s U.S. employees (which includes our employees). For eligible Lithium Employees participating in the plan, except for those covered by certain collective bargaining agreements, FMC makes matching contributions of 80% of the portion of those contributions up to five percent of the employee’s compensation. Additionally, effective July 1, 2007, all newly hired and rehired salaried and nonunion employees receive an annual employer contribution of five percent of the employee’s eligible compensation, since these employees are no longer eligible to participate in FMC’s Benefit Plans. We recorded net expense of approximately less than $0.1 million for the years ended December 31, 2017, and 2016 for our employees’ participation in the Contribution Plan.

FMC Lithium

Notes to Combined Financial Statements (Continued)

U.K. Plan

In connection with the Separation, the U.K. Plan, which was a legal obligation of the Lithium United Kingdom legal entity, will be included in the Lithium Business combined financial statements up through the period of plan termination as described in the following sentences. In 2016, FMC made a $20.7 million payment into our U.K. Plan in order to annuitize the remaining pension obligation. This action removed all future funding requirements for the U.K. Plan. The assets of $45.2 million supporting the remaining pension obligation were moved into an annuity at December 31, 2016 which qualified as a Level 3 investment in the fair value hierarchy table below. In October 2017, FMC completed the buy-out of the annuity, completing the plan termination and relieving FMC of the pension liability for the U.K. Plan. The termination resulted in a settlement charge of $32.5 million.

The funded status of our U.K. Plan and net periodic benefit cost recognized in our combined financial statements as of December 31, are shown in the tables below.

We are required to recognize in our combined balance sheets the overfunded and underfunded status of our defined benefit postretirement plans. The overfunded or underfunded status is defined as the difference between the fair value of plan assets and the projected benefit obligation. We are also required to recognize as a component of other comprehensive income the actuarial gains and losses and the prior service costs and credits that arise during the period.

The following table summarizes the weighted-average assumptions used to determine the benefit obligations at December 31 for the U.K. Plan:

	Pensions
	December 31,
	2017	2016
Discount rate	N/A	1.20%
Rate of compensation increase	N/A	N/A

We select the discount rate used to calculate pension obligations based on a review of available yields on high-quality corporate bonds as of the measurement date. In selecting a discount rate as of December 31, 2016, we placed particular emphasis on a discount rate yield-curve provided by our actuary. This yield-curve, when populated with projected cash flows that represent the expected timing and amount of our plans’ benefit payments, produced an effective discount rate of 1.20% for the U.K. Plan.

The following table summarizes the components of our U.K. Plan and reflect a measurement date of December 31:

	Pensions
	December 31,
(in Millions)	2017	2016
Change in projected benefit obligation
Projected benefit obligation at January 1	$46.0	$30.2
Interest cost	0.5	1.0
Actuarial loss (gain)	(1.5)	23.8
Foreign currency exchange rate changes	3.3	(7.9)
Settlements	(47.4)	—
Benefits paid	(0.9)	(1.1)

Projected benefit obligation at December 31	$—	$46.0

FMC Lithium

Notes to Combined Financial Statements (Continued)

	Pensions
	December 31,
(in Millions)	2017	2016
Change in plan assets
Fair value of plan assets at January 1	$45.2	$28.5
Actual return on plan assets	(0.4)	1.2
Foreign currency exchange rate changes	3.3	(7.7)
Company contributions	1.1	24.3
Settlements	(47.4)	—
Actual expenses	(0.9)	—
Benefits paid	(0.9)	(1.1)

Fair value of plan assets at December 31	$—	$45.2

Funded Status
U.K. plan	$—	$(0.8)

Net funded status of the plan (liability)	$—	$(0.8)

Amount recognized in the combined balance sheets:
Accrued benefit liability (1)	$—	$(0.8)

Total	$—	$(0.8)

(1)	Recorded as “Accrued pension and other postretirement benefits, long-term” on the combined balance sheets.

The amounts in accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost are as follows:

	Pensions
	December 31,
(in Millions)	2017	2016
Net actuarial loss	$—	$(31.7)

Accumulated other comprehensive loss – pretax	$—	$(31.7)
Accumulated other comprehensive loss – net of tax	—	(26.3)

The accumulated benefit obligation for the U.K. Plan was $46.0 million at December 31, 2016.

	December 31
(in Millions)	2017	2016
Information for U.K. Plan with projected benefit obligation in excess of plan assets
Projected benefit obligations	$—	$46.0
Accumulated benefit obligations	—	46.0
Fair value of plan assets	—	45.2
Information for U.K. Plan with accumulated benefit obligation in excess of plan assets
Projected benefit obligations	$—	$46.0
Accumulated benefit obligations	—	46.0
Fair value of plan assets	—	45.2

FMC Lithium

Notes to Combined Financial Statements (Continued)

Other changes in plan assets and benefit obligations for continuing operations recognized in other comprehensive loss (income) are as follows:

	Pensions
	Year Ended December 31,
(in Millions)	2017	2016
Current year net actuarial (gain) loss	$(0.7)	$24.0
Amortization of net actuarial loss	(0.8)	(0.3)
Settlement loss	(32.5)	—
Foreign currency exchange rate changes on the above line items	2.3	(4.9)

Total recognized in other comprehensive (income) loss, before taxes	$(31.7)	$18.8
Total recognized in other comprehensive (income) loss, after taxes	(26.3)	16.0

The following table summarizes the weighted-average assumptions used for and the components of net annual benefit cost (income) related to the U.K. Plan:

	Pensions
	Year Ended December 31,
(in Millions, except for percentages)	2017	2016
Discount rate	1.35%	1.20%
Expected return on plan assets	1.20%	6.30%
Rate of compensation increase	N/A	N/A
Components of net annual benefit cost:
Interest cost	$0.5	$1.0
Expected return on plan assets	0.5	(1.4)
Amortization of net actuarial and other loss	0.8	0.3
Recognized loss due to settlement	32.5	—

Net annual benefit cost	$34.3	$(0.1)

Fair-Value Hierarchy

We have categorized our assets and liabilities that are recorded at fair value, based on the priority of the inputs to the valuation technique, into a three-level fair-value hierarchy. The fair-value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets and liabilities fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair-value measurement of the instrument.

FMC Lithium

Notes to Combined Financial Statements (Continued)

The following tables present our fair value hierarchy for our major categories of pension plan assets by asset class.

(in Millions)	12/31/2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and short-term investments	$0.1	$0.1	$—	$—
Fixed income investments:
Investment contracts	45.6	—	—	45.6
Other investments:
Other	(0.5)	(0.5)	—	—

Total assets	$45.2	$(0.4)	$—	$45.6

The following table summarizes the changes in fair value of the Level 3 investments as of December 31, 2016 and December 31, 2017:

(in Millions)	Investment Contracts (1)
Balance, December 31, 2015	$—
Purchases	45.6

Net transfers into Level 3	$45.6

Balance, December 31, 2016	$45.6
Settlements	(45.6)

Net transfers out of Level 3	$(45.6)

Balance, December 31, 2017	$—

(1)

Investment contracts consist of insurance group annuity contracts purchased to match the pension benefit payment stream owed to certain selected plan participant demographics within a few major U.K. defined benefit plans. Annuity contracts are valued using a discounted cash flow model utilizing assumptions such as discount rate, mortality, and inflation.

We made contributions to our pension plan of $1.1 million and $24.3 million for the years ended December 31, 2017 and 2016, respectively.

Note 13: Stock-based Compensation

Stock Compensation Plans

FMC has a share-based compensation plan, which is described below.

FMC Corporation Incentive Compensation and Stock Plan

The FMC Corporation Incentive Compensation and Stock Plan (the “Plan”) provides for the grant of a variety of cash and equity awards to officers, directors, employees and consultants, including stock options, restricted stock, performance units (including restricted stock units), stock appreciation rights, and multi-year management incentive awards payable partly in cash and partly in common stock. The Compensation and Organization Committee of the Board of Directors (the “Committee”), subject to the provisions of the Plan, approves financial targets, award grants, and the times and conditions for payment of awards to employees.

FMC Lithium

Notes to Combined Financial Statements (Continued)

The FMC Corporation Non-Employee Directors’ Compensation Policy, administered by the Nominating and Corporate Governance Committee of the Board of Directors, sets forth the compensation to be paid to the directors, including awards (currently restricted stock units only) to be made to directors under the Plan.

Stock options granted under the Plan may be incentive or nonqualified stock options. The exercise price for stock options may not be less than the fair market value of the stock at the date of grant. Awards granted under the Plan vest or become exercisable or payable at the time designated by the Committee, which has generally been three years from the date of grant. Incentive and nonqualified options granted under the Plan expire not later than 10 years from the grant date.

Under the Plan, awards of restricted stock and restricted stock units may be made to selected employees. The awards vest over periods designated by the Committee, which has generally been three years, with vesting conditional upon continued employment. Compensation cost is recognized over the vesting periods based on the market value of the stock on the date of the award. Restricted stock units granted to directors under the Plan vest immediately if granted as part of, or in lieu of, the annual retainer; other restricted stock units granted to directors vest at the Annual Meeting of Shareholders in the calendar year following the May 1 annual grant date (but are subject to forfeiture on a pro rata basis if the director does not serve the full year except under certain circumstances).

The Lithium Business was allocated an apportioned amount of stock-based compensation expenses related to these awards based on the awards and terms previously granted to its employees as well as an allocation of the Parent’s corporate employee expenses.

Stock Compensation

We recognized the following stock compensation expense:

	Year Ended December 31,
(in Millions)	2017	2016
Stock Option Expense, net of taxes of $0.4 and $0.3 (1)	$0.8	$0.5
Restricted Stock Expense, net of taxes of $0.5 and $0.3 (2)	1.0	0.7
Performance Based Expense, net of taxes of $0.3 and $0.1	0.4	0.2

Total Stock Compensation Expense, net of taxes of $1.2 and $0.7 (3)	$2.2	$1.4

(1)	We applied an estimated forfeiture rate of 4.0% per stock option grant in the calculation of the expense.
(2)	We applied an estimated forfeiture rate of 2.0% of outstanding grants in the calculation of the expense.
(3)	This expense is classified as selling, general and administrative expense in our combined statements of operations.

Stock Options

The grant-date fair values of the stock options granted in the years ended December 31, 2017 and 2016 were estimated using the Black-Scholes option valuation model, the key assumptions for which are listed in the table below. The expected volatility assumption is based on the actual historical experience of FMC’s common stock. The expected life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on U.S. Treasury securities with terms equal to the expected timing of stock option exercises as of the grant date. The dividend yield assumption reflects anticipated dividends on FMC’s common stock. Employee stock options generally vest after a three-year period and expire ten years from the date of grant.

FMC Lithium

Notes to Combined Financial Statements (Continued)

Black-Scholes valuation assumptions for stock option grants:

	2017	2016
Expected dividend yield	1.15%	1.77%
Expected volatility	27.04%	26.57%
Expected life (in years)	6.5	6.5
Risk-free interest rate	2.10%	1.39%

The weighted-average grant-date fair value of options granted during the years ended December 31, 2017 and 2016 was $15.66 and $8.54 per share, respectively.

The following summary shows stock option activity for our employees under the Plan for the two years ended December 31, 2017:

	Number of Options Granted But Not Exercised	Weighted-Average Remaining Contractual Life (in Years)	Weighted - Average Exercise Price Per Share	Aggregate Intrinsic Value (in Millions)
December 31, 2015 (21,472 shares exercisable and 32,253 shares expected to vest or be exercised)	55,476	7.1 years	$55.41	$0.1

Granted	40,624		$37.38
Exercised	(920)		40.89	—
Forfeited	(820)		72.93

December 31, 2016 (29,332 shares exercisable and 60,855 shares expected to vest or be exercised)	94,360	7.4 years	$47.64	$1.1

Granted	18,838		$57.63
Exercised	(13,174)		44.62	0.5
Forfeited	(650)		63.41

December 31, 2017 (25,299 shares exercisable and 70,522 shares expected to vest or be exercised)	99,374	7.3 years	$49.83	$4.5

The number of stock options indicated in the above table as being exercisable as of December 31, 2017, had an intrinsic value of $0.9 million, a weighted-average remaining contractual term of 4.7 years, and a weighted-average exercise price of $56.17.

FMC Lithium

Notes to Combined Financial Statements (Continued)

As of December 31, 2017, total remaining unrecognized compensation cost related to unvested stock options was $0.3 million which will be amortized over the weighted-average remaining requisite service period of approximately 1.68 years.

Restricted and Performance Based Equity Awards

The grant-date fair value of restricted stock awards and stock units under the Plan is based on the market price per share of FMC’s common stock on the date of grant, and the related compensation cost is amortized to expense on a straight-line basis over the vesting period during which the employees perform related services, which is typically three years except for those eligible for retirement prior to the stated vesting period as well as non-employee directors.

Starting in 2014, FMC began granting performance based restricted stock awards. The performance based share awards represent a number of shares of common stock to be awarded upon settlement based on the achievement of certain market-based performance criteria over a three-year period. These awards generally vest upon the completion of a three-year period from the date of grant; however certain performance criteria is measured on an annual basis. The fair value of the equity classified performance-based share awards is determined based on the number of shares of common stock to be awarded and a Monte Carlo valuation model.

The following table shows our employees restricted and performance based award activity for the two years ended December 31, 2017:

	Restricted Equity		Performance Based Equity
	Number of awards	Weighted- Average Grant Date Fair Value	Number of awards	Weighted- Average Grant Date Fair Value
Nonvested at December 31, 2015	13,209	$62.46	—	$—

Granted	8,181	37.38	2,395	41.66
Vested	(2,014)	59.47	—	—

Nonvested at December 31, 2016	19,376	$52.18	2,395	$41.66

Granted	7,459	57.65	2,001	66.93
Vested	(2,427)	72.93	—	—
Forfeited	(253)	57.63	—	—

Nonvested at December 31, 2017	24,155	$51.57	4,396	$49.72

As of December 31, 2017, we had total remaining unrecognized compensation cost related to unvested restricted awards of $0.6 million which will be amortized over the weighted-average remaining requisite service period of approximately 1.3 years.

FMC Lithium

Notes to Combined Financial Statements (Continued)

Note 14: Accumulated Other Comprehensive Loss

Summarized below is the roll forward of accumulated other comprehensive loss, net of tax.

(in Millions)	Foreign currency adjustments	Pension and other postretirement benefits (1)	Total
Accumulated other comprehensive loss, net of tax at December 31, 2015	$(41.2)	$(10.3)	$(51.5)

2016 Activity
Other comprehensive loss before reclassifications	(9.1)	(16.2)	$(25.3)
Amounts reclassified from accumulated other comprehensive income	—	0.2	0.2

Accumulated other comprehensive loss, net of tax at December 31, 2016	$(50.3)	$(26.3)	$(76.6)

2017 Activity
Other comprehensive loss before reclassifications	$4.7	$—	$4.7
Amounts reclassified from accumulated other comprehensive income	—	26.3	26.3

Accumulated other comprehensive loss, net of tax at December 31, 2017	$(45.6)	$—	$(45.6)

(1)	See Note 12 for more information.

Reclassifications of accumulated other comprehensive loss

The table below provides details about the reclassifications from accumulated other comprehensive loss and the affected line items in the combined statements of operations for each of the periods presented.

Details about Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss		Affected Line Item in the Combined Statements of Operations
	Year Ended December 31,
(in Millions)	2017	2016
Pension and other postretirement benefits:
Amortization of unrecognized net actuarial and other losses	$(0.8)	$(0.3)	Non-operating pension expense and settlement charges
Recognized loss due to settlement	32.5	—	Non-operating pension expense and settlement charges (1)

Total before tax	$31.7	$(0.3)

	(5.4)	0.1	Provision for income taxes

Total reclassifications for the period	$26.3	$(0.2)	Amount included in net income

(1)	The loss due to settlement for the year ended December 31, 2017 related to the charge to terminate the U.K. Plan. Refer to Note 12 for more information.

FMC Lithium

Notes to Combined Financial Statements (Continued)

Note 15: Commitments and Contingencies

Commitments

We lease office space, plants and facilities. The gross rent expense under operating leases amounted to $1.5 million and $1.1 million for the years ended December 31, 2017 and 2016, respectively. Estimated minimum future lease payments related to real estate are as follows: $0.7 million in 2018, $0.8 million in 2019, $0.7 million in 2020, $0.7 million in 2021, $0.7 million in 2022, and $4.7 million thereafter.

Contingencies

We have certain contingent liabilities arising in the ordinary course of business. Some of these contingencies are known but are so preliminary that the merits cannot be determined, or if more advanced, are not deemed material based on current knowledge; and some are unknown - for example, claims with respect to which we have no notice or claims which may arise in the future, resulting from products sold, guarantees or warranties made, or indemnities provided. Therefore, we are unable to develop a reasonable estimate of our potential exposure of loss for these contingencies, either individually or in the aggregate, at this time. Based on information currently available and established reserves, we have no reason to believe that the ultimate resolution of known contingencies will have a material adverse effect on the combined financial position, liquidity or results of operations. However, there can be no assurance that the outcome of these contingencies will be favorable, and adverse results in certain of these contingencies could have a material adverse effect on the combined financial position, results of operations in any one reporting period, or liquidity.

Note 16: Segment Information

Our operations are similar in geography, nature of products we provide, and type of customers we serve. As we earn substantially all of our revenues through the sale of lithium products we have concluded that we have one operating segment for reporting purposes. The revenues by geographic area for the years ended December 31, 2017 and 2016 are as follows.

(in Millions)	Year Ended December 31,
	2017	2016
Revenue (by location of customer) (1)
North America	$81.4	$65.3
Europe, Middle East, and Africa	59.5	42.1
Latin America	2.0	2.4
Asia Pacific	204.5	154.3

Total	$347.4	$264.1

(1)

In 2017, countries with sales in excess of 10% of combined revenue consisted of Japan, the U.S. and China. Sales for the year ended December 31, 2017 for Japan, the U.S. and China totaled $92.2 million, $78.5 million and $69.9 million, respectively, while sales for the year ended December 31, 2016 totaled $68.5 million, $63.5 million and $51.5 million, respectively.

FMC Lithium

Notes to Combined Financial Statements (Continued)

For the years ended December 31, 2017 and 2016, one customer accounted for approximately 14% and 13% of total revenue and our 10 largest customers accounted in aggregate for approximately 45% and 40% of our revenue, respectively. A loss to any material customer could have a material adverse effect on our business, financial condition and results of operations.

(in Millions)	December 31,
	2017	2016
Long-lived assets (1) (2)
North America	$85.2	$67.0
Europe, Middle East, and Africa	15.5	13.0
Latin America	159.8	138.3
Asia Pacific	22.1	18.3

Total	$282.6	$236.6

(1)	Geographic long-lived assets exclude both “Deferred income taxes” and tax related items within “Other assets” on the combined balance sheets.
(2)

The countries with long-lived assets in excess of 10% of combined long-lived assets at December 31, 2017 are Argentina, which totaled $159.8 million and the U.S., which totaled $85.2 million, respectively. The long-lived assets over the threshold at December 31, 2016 are Argentina which totaled $138.3 million and the U.S. which totaled $67.0 million, respectively.

Note 17: Supplemental Information

The following table presents details of prepaid and other current assets and accrued and other liabilities as presented on the combined balance sheets:

	December 31,
(in Millions)	2017	2016
Prepaid and other current assets
Argentina government receivable (1)	$13.5	$11.1
Tax related items including value added tax receivables	3.6	0.1
Other receivables	6.5	5.8
Prepaid expenses	8.3	0.2
Other current assets	0.7	1.3

Total	$32.6	$18.5

	December 31,
(in Millions)	2017	2016
Other assets
Argentina government receivable (1)	$34.0	$35.5
Advance to contract manufacturers	10.0	7.0
Capitalized software, net	2.2	2.5
Prepayment associated with long-term supply agreements	10.0	—
Tax related items (2)	5.1	5.3
Other assets	5.6	6.3

Total	$66.9	$56.6

(1)

We have various subsidiaries that conduct business within Argentina. At December 31, 2017 and 2016, $38.1 million and $39.1 million of outstanding receivables due from the Argentina government, which primarily represent export tax and export rebate receivables, were denominated in U.S. dollars. As with all outstanding receivable balances we continually review recoverability by analyzing historical experience, current collection trends and regional business and political factors among other factors.

FMC Lithium

Notes to Combined Financial Statements (Continued)

(2)

Represents an offsetting non-current deferred asset relating to specific uncertain tax positions. See footnote (1) of the reconciliation table of the beginning and ending amount of unrecognized tax benefits within Note 11 for more information.

	December 31,
(in Millions)	2017	2016
Accrued and other current liabilities
Restructuring reserves	$2.9	$0.3
Accrued payroll	7.9	6.3
Environmental reserves, current	0.5	0.5
Other accrued and other current liabilities	10.0	3.7

Total	$21.3	$10.8

	December 31,
(in Millions)	2017	2016
Other long-term liabilities
Asset retirement obligations	$0.2	$0.2
Contingencies related to uncertain tax positions	7.9	7.5
Self insurance reserves	1.7	1.4
Other long-term liabilities	0.9	—

Total	$10.7	$9.1

Note 18: Subsequent Events

We have evaluated all subsequent events for recognition and disclosure through October 1, 2018, the date at which the financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the accompanying combined financial statements, other than as disclosed below.

In connection with FMC’s plan to separate the Lithium Business into a publicly traded company, FMC formed FMC Lithium Holdings USA Corp., a Delaware corporation, on February 27, 2018, which was subsequently renamed Livent Corporation on July 26, 2018 (“Livent”). Livent has nominal assets, no liabilities and has conducted no operations since its formation. Livent is a wholly owned subsidiary of FMC. FMC intends to enter into agreements and take certain actions to transfer substantially all of the assets and liabilities related to the Lithium Business to Livent in connection with the Separation.

FMC Lithium

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FOR YEARS ENDED DECEMBER 31, 2017 and 2016

		Provision/ (Benefit)
(in Millions)	Balance, Beginning of Year	Charged to Costs and Expenses	Write-offs (1)	Balance, End of Year
December 31, 2017
Reserve for doubtful accounts	$1.0	$—	$(0.9)	$0.1
Deferred tax valuation allowance	2.2	(2.2)	—	—
December 31, 2016
Reserve for doubtful accounts	$1.2	$—	(0.2)	$1.0
Deferred tax valuation allowance	11.2	(9.0)	—	2.2

(1)	Write-offs are net of recoveries.

See accompanying Report of Independent Registered Public Accounting Firm

FMC Lithium

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended June 30,
(in Millions)	2018	2017
Revenue	$210.7	$139.6

Costs and Expenses
Costs of sales	104.7	82.7

Gross Margin	$106.0	$56.9

Selling, general and administrative expenses	8.0	6.9
Corporate allocations	10.1	10.7
Research and development expenses	2.0	1.4
Restructuring and other charges	2.3	3.1

Total costs and expenses	$127.1	$104.8

Income from operations before non-operating pension expense and postretirement charges (income) and income taxes	$83.6	$34.8
Non-operating pension expense and settlement charges (income)	0.2	(1.3)

Income from operations before income taxes	$83.4	$36.1
Provision for income taxes	13.2	8.5

Net income	$70.2	$27.6

The accompanying notes are an integral part of these condensed combined financial statements.

FMC Lithium

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

	Six Months Ended June 30,
(in Millions)	2018	2017
Net income	$70.2	$27.6
Other comprehensive (loss) income, net of tax:
Foreign currency adjustments:
Foreign currency translation (loss) gain arising during the period	(1.2)	2.7

Total foreign currency translation adjustments (1)	$(1.2)	$2.7

Pension and other postretirement benefits:
Unrealized actuarial gains and prior service credits, net of tax of zero and $0.2 (2)	$—	$(1.5)
Reclassification of net actuarial and other gain, amortization of prior service costs and settlement charges, included in net income, net of tax of zero and ($0.1) (3)	—	0.4

Total pension and other postretirement benefits, net of tax of zero and $0.1	$—	$(1.1)

Other comprehensive (loss) income, net of tax	$(1.2)	$1.6

Comprehensive income	$69.0	$29.2

(1)

Income taxes are not provided on the equity in undistributed earnings of our foreign subsidiaries or affiliates since it is our intention that such earnings will remain invested in those affiliates indefinitely.

(2)

At December 31 of each year, we remeasure our pension and postretirement plan obligations at which time we record any actuarial gains (losses) and prior service (costs) credits to other comprehensive income.

(3)	For more detail on the components of these reclassifications and the affected line item in the combined statements of operations see Note 13 within these combined financial statements.

The accompanying notes are an integral part of these condensed combined financial statements.

FMC Lithium

CONDENSED COMBINED BALANCE SHEETS

(UNAUDITED)

	Supplemental Unaudited Pro Forma
(in Millions)	June 30, 2018	June 30, 2018	December 31, 2017

ASSETS
Current assets
Cash and cash equivalents	$1.5	$1.5	$1.2
Trade receivables, net of allowance of $0.1 in 2018 and 2017	150.2	150.2	122.7
Inventories, net	52.4	52.4	49.6
Prepaid and other current assets	34.7	34.7	32.6

Total current assets	$238.8	$238.8	$206.1
Property, plant and equipment, net	235.3	235.3	220.7
Intangible assets, net	0.1	0.1	0.1
Deferred income taxes	1.7	1.7	2.4
Other assets	74.4	74.4	66.9

Total assets	$550.3	$550.3	$496.2

LIABILITIES AND NET PARENT INVESTMENT
Current liabilities
Accounts payable, trade and other	$45.4	$45.4	$59.7
Advanced payments from customers	—	—	1.8
Due to Parent	317.5	—	—
Accrued and other current liabilities	15.1	15.1	21.3
Income taxes	1.3	1.3	3.2

Total current liabilities	$379.3	$61.8	$86.0
Environmental liabilities	6.0	6.0	5.9
Deferred income taxes	7.9	7.9	8.2
Other long-term liabilities	11.1	11.1	10.7
Commitments and contingent liabilities (Note 14)
Net parent investment
Net parent investment	$192.8	$510.3	$431.0
Accumulated other comprehensive loss	(46.8)	(46.8)	(45.6)

Total parent investment	$146.0	$463.5	$385.4

Total liabilities and net parent investment	$550.3	$550.3	$496.2

The accompanying notes are an integral part of these condensed combined financial statements.

FMC Lithium

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in Millions)	Six Months Ended June 30,
	2018	2017
Cash provided by operating activities:
Net income	$70.2	$27.6
Adjustments from net income to cash provided (required) by operating activities:
Depreciation and amortization	$8.6	$7.8
Share-based compensation	2.2	1.8
Change in excess of FIFO cost over LIFO cost	—	(0.5)
Restructuring and other charges	2.3	3.1
Deferred income taxes	—	4.2
Pension and other postretirement benefits	0.9	(0.7)
Changes in operating assets and liabilities:
Trade receivables, net	(28.1)	(30.2)
Inventories	(3.3)	7.9
Accounts payable, trade and other	(14.2)	4.9
Advance payments from customers	(1.8)	(1.5)
Income taxes	(1.3)	(0.3)
Environmental spending	(0.1)	(0.2)
Restructuring and other spending	(0.6)	(0.1)
Change in prepaid and other current assets and other assets	(7.1)	(7.5)
Change in accrued and other current liabilities and other long-term liabilities	(9.7)	(2.7)

Cash provided by operating activities	$18.0	$13.6

Cash required by investing activities:
Capital expenditures	$(23.4)	$(12.7)
Payments associated with long-term supply agreements	—	(10.0)
Other investing activities	(3.4)	(2.3)

Cash required by investing activities	$(26.8)	$(25.0)

Cash provided (required) by financing activities:
Net change in net parent investment	$9.1	$8.6

Cash provided (required) by financing activities	$9.1	$8.6

Effect of exchange rate changes on cash and cash equivalents	—	—

Increase (decrease) in cash and cash equivalents	$0.3	$(2.8)
Cash and cash equivalents, beginning of period	1.2	4.0

Cash and cash equivalents, end of period	$1.5	$1.2

Cash paid for income taxes, net of refunds was $14.5 million and $4.6 million for the six months ended June 30, 2018 and 2017, respectively. Accrued additions to property, plant and equipment, net at June 30, 2018 and 2017 were $4.7 million and $0.9 million, respectively, and are excluded from the change in accounts payable, trade and other within cash provided by operating activities.

The accompanying notes are an integral part of these condensed combined financial statements.

FMC Lithium

CONDENSED COMBINED STATEMENTS OF CHANGES IN NET PARENT INVESTMENT

(UNAUDITED)

(in Millions)	Net parent investment	Accumulated other comprehensive loss	Total
Balance, January 1, 2017	$387.3	$(76.6)	$310.7
Net income	27.6	—	27.6
Net pension and other benefit actuarial losses and prior service costs, net of income tax	—	(1.1)	(1.1)
Foreign currency translation adjustments	—	2.7	2.7
Net change in parent investment	8.6	—	8.6

Balance, June 30, 2017	$423.5	$(75.0)	$423.5

Balance, January 1, 2018	$431.0	$(45.6)	$385.4
Net income	70.2	—	70.2
Foreign currency translation adjustments	—	(1.2)	(1.2)
Net change in parent investment	9.1	—	9.1

Balance, June 30, 2018	$510.3	$(46.8)	$463.5

The accompanying notes are an integral part of these condensed combined financial statements.

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited)

Note 1: Description of the Business

The accompanying condensed combined financial statements include the historical accounts of FMC Lithium (the “Lithium Business”, “we”, “us” or “our”) of FMC Corporation (the “Parent” or “FMC”), a publicly traded company incorporated in Delaware (United States). On March 31, 2017, FMC publicly announced a plan to separate the Lithium Business into a publicly traded company (the “Separation”). Prior to the completion of the offering, FMC will transfer to us substantially all of the assets and liabilities of its lithium business. In exchange, we will issue or transfer to FMC all of the issued and outstanding shares of our common stock.

Nature of Operations

The Lithium Business manufactures lithium for use in a wide range of lithium products, which are used primarily in energy storage, specialty polymers and chemical synthesis application. We extract ores used in our manufacturing processes from lithium brines in Argentina. We serve a diverse group of markets. Our product offerings are primarily inorganic and generally have few cost-effective substitutes. A major growth driver for lithium in the future will be the rate of adoption of electric vehicles.

Most markets for lithium chemicals are global with significant growth occurring both in Asia and North America, primarily driven by the development and manufacture of lithium-ion batteries. We are one of the primary producers of performance lithium compounds.

Note 2: Basis of Presentation

The accompanying condensed combined financial statements were prepared in accordance with the requirements of the Securities and Exchange Commission (“SEC”) for interim reporting. As permitted under those rules, certain notes or other financial information that are normally required by generally accepted accounting principles (GAAP) in the United States have been condensed or omitted from these interim financial statements. The financial statements included in this report reflect all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of our condensed combined financial position at June 30, 2018 and December 31, 2017, the condensed combined results of operations for the six months ended June 30, 2018 and 2017, and condensed combined cash flows for the six months ended June 30, 2018 and 2017. The unaudited results of operations for the interim periods reported are not necessarily indicative of results to be expected for the full year.

These statements, therefore, should be read in conjunction with the annual combined financial statements and related notes included elsewhere in this prospectus.

Historically, the Lithium Business did not operate as an independent standalone company. The accompanying condensed combined financial statements include the operations, financial position, and cash flows of the Lithium Business, as carved out from the historical consolidated financial statements of FMC using both specific identification and the allocation methodologies described below. We believe the assumptions underlying the condensed combined financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the Lithium Business. However, these shared expenses may not represent the amounts that would have been incurred had the Lithium Business operated autonomously or independently from FMC. Actual costs that would have been incurred if the Lithium Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions in various areas such as information technology and infrastructure.

Net parent investment represents FMC’s historical investment in us, the net effect of transactions with and allocations from FMC. We do not own or maintain separate bank accounts, except for certain foreign

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

jurisdictions, where we are required to maintain separate accounts. Our Parent uses a centralized approach to the cash management and funds our operating and investing activities as needed. Accordingly, cash held by our Parent at the corporate level was not allocated to us for any of the periods presented. We reflect the cash generated by our operations and expenses paid by our Parent on our behalf as a component of “Net parent investment” on our condensed combined balance sheets, and as a net distribution to our Parent in our condensed combined statements of cash flows. Intracompany balances and accounts within the Lithium Business have been eliminated.

During the periods presented, the Lithium Business functioned as part of the larger group of businesses controlled by FMC, and accordingly, utilized centralized functions, such as facilities and information technology, of FMC to support its operations. Accordingly, a portion of the shared service costs were historically allocated to the Lithium Business. FMC also performed certain corporate functions for the Lithium Business. The corporate expenses related to the Lithium Business have been allocated from the Parent. These allocated costs are primarily related to certain governance and corporate functions such as finance, treasury, tax, human resources, legal, investor relations, and certain other costs. Where it is possible to specifically attribute such expenses to activities of the Lithium Business, these amounts have been charged or credited directly to the Lithium Business without allocation or apportionment. Allocation of other such expenses is based on a reasonable reflection of the utilization of the service provided or benefits received by the Lithium Business during the periods presented on a consistent basis, such as, but not limited to, a relative percentage of headcount, tangible assets, third-party sales, cost of goods sold or segment operating profit, defined by FMC as segment revenue less operating expenses. The aggregate costs allocated for these functions to the Lithium Business are included in “Corporate allocations” within the condensed combined statements of operations and are shown in detail within the following table.

	Six Months Ended June 30,
(in Millions)	2018	2017
Lithium Business shared service costs (1)	$3.0	$2.7
FMC Corporate shared service costs allocated to Lithium Business (2)	1.0	1.6
Stock compensation expense (3)	1.8	1.4
FMC Corporate expense allocation (4)	4.3	5.0

Total Corporate allocations	$10.1	$10.7

(1)

Represent the Lithium Business’ portion of shared service costs historically allocated to the Lithium Business segment. These do not include $4.3 million and $3.5 million for the six months ended June 30, 2018 and 2017, respectively, of shared service costs historically allocated and recorded within “Cost of sales” on the condensed combined statements of operations.

(2)	Amounts represent the Parent’s Corporate shared service cost allocated to the Lithium Business.
(3)

Stock compensation expense represents the allocation of the Parent’s Corporate stock compensation expense and the costs specifically identifiable to Lithium Business employees. These amounts exclude the previously allocated portion included within Lithium Business shared service costs of approximately $0.4 million for both the six months ended June 30, 2018 and 2017.

(4)	Represents the additional costs of the centralized functions of the Parent allocated to the Lithium Business.

FMC used a centralized approach to cash management and financing its operations. Historically, the majority of the Lithium Business’ cash was transferred to the Parent on a daily basis. This arrangement is not reflective of the manner in which the Lithium Business would have been able to finance its operations had it been a standalone business separate from the Parent during the periods presented.

Additionally, the assets and liabilities assigned from FMC have been deemed attributable to, and reflective of the historical operations of, the Lithium Business; however, the amounts recorded may not be representative of the amounts that would have been incurred had the Lithium Business been an entity that operated independently of FMC. Consequently, these condensed combined financial statements may not be indicative of the Lithium

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

Business’ future performance and do not necessarily reflect what its results of operations, financial position and cash flows would have been had the Lithium Business operated as a separate entity apart from FMC during the periods presented.

Our Parent’s debt and related interest expense have not been allocated to us for any of the periods presented since we are not the legal obligor of the debt, and our Parent’s borrowings were not directly attributable to us.

Supplemental Unaudited Pro Forma Balance Sheet

Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of the offering. At or prior to the offering and Separation, Livent intends to distribute approximately $317.5 million to FMC. The supplemental unaudited pro forma statement of financial position as of June 30, 2018 gives pro forma effect to the assumed distribution as though it had been declared and was payable as of that date.

Note 3: Summary of Significant Accounting Policies

The significant accounting policies are described in the annual combined financial statements and accompanying notes for the years ended December 31, 2017 and 2016 included elsewhere in this prospectus.

Note 4: Recently Issued and Adopted Accounting Pronouncements and Regulatory Items

New accounting guidance and regulatory items

In March 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-05, Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. This update amends several paragraphs in ASC 740, Income Taxes, that contain SEC guidance related to SAB 118, which was previously issued in December 2017 by the SEC. These amendments are effective upon inclusion in the codification. As discussed in our annual combined financial statements included elsewhere in this prospectus, we will continue to refine our calculations and finalize the accounting for the changes in tax law that occurred in December 2017 within the measurement period of up to one year. Refer to Note 11 for more information.

In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This new standard permits a company to reclassify the income tax effects of the change in the U.S federal corporate income tax rate on the gross deferred tax amounts and related valuation allowances as well as other income tax effects related to the application of the Act within Accumulated other comprehensive income (“AOCI”) to retained earnings. There are also new required disclosures such as a description of the accounting policy for releasing income tax effects from AOCI as well as certain disclosures in the period of adoption if a company elects to reclassify the income tax effects. The new standard is effective for fiscal years beginning after December 15, 2018 (i.e. a January 1, 2019 effective date), and interim periods within those fiscal years, with early adoption permitted. We are evaluating the effect the guidance will have on our combined financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses. The update is intended to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The new standard is effective for fiscal years beginning after December 15, 2019 (i.e. a January 1, 2020 effective date), with early adoption permitted for fiscal years beginning after December 15, 2018. We are evaluating the effect the guidance will have on our combined financial statements.

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

In February 2016, the FASB issued its new lease accounting guidance in ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases) a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e. a January 1, 2019 effective date). When implemented, we will be required to recognize and measure leases using a modified retrospective approach, with optional practical expedients. We have established an overall project plan to support the implementation of the new lease standard. As part of our impact assessment, we have performed an initial scoping exercise and preliminarily determined our lease population. A framework for the embedded lease identification process has been developed and we are currently evaluating non-lease contracts for embedded lease considerations. Additionally, we are implementing lease accounting software to assist in the quantification of the expected impact on the combined balance sheets and to facilitate the calculations of the related accounting entries and disclosures. We are in the process of assessing any potential impacts on our internal controls, business processes, and accounting policies related to both the implementation and ongoing compliance of the new guidance. We expect total assets and total liabilities will materially increase in the period of adoption.

Recently adopted accounting guidance and regulatory items

In May 2017, the FASB issued ASU No. 2017-09, Stock Compensation - Scope of Modification Accounting. This ASU provides guidance on which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The new standard is effective for fiscal years beginning after December 15, 2017 (i.e. a January 1, 2018 effective date). There was no impact to our combined financial statements upon adoption.

In March 2017, the FASB issued ASU No. 2017-07, Compensation - Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU provides requirements for the presentation and disclosure of net benefit cost on the financial statements. The service cost component of net benefit cost is required to be presented in the income statement line item where the associated compensation cost is reported, while the other components of net benefit cost are required to be presented outside of operating income. The new standard is effective for fiscal years beginning after December 15, 2017 (i.e. a January 1, 2018 effective date). We adopted this standard on a retrospective basis in the first quarter of 2018. As a result, we have reclassified “Non-operating pension expense and settlement charges” out of “Income from operations before interest expense, net and income taxes” and into “Income from operations before income taxes.” There was no impact to “Net income” on our condensed combined statements of operations.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, Accounting Standards Codification Topic 606. This standard requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance replaced most existing revenue recognition guidance in U.S. GAAP. On January 1, 2018, we adopted ASU 2014-09 and its related amendments (collectively known as ASC 606) using the modified retrospective adoption method.

In order to adopt this standard, we performed an impact assessment by analyzing revenue transactions and arrangements that are representative of our revenue streams. Additionally, we assessed any potential impacts on our internal controls and processes related to both the implementation and ongoing compliance of the new guidance.

The standard impacted our disclosures including disclosures presenting further disaggregation of revenue. Refer to Note 5 for further information. Based on our assessment, there was no cumulative catchup effect of initially applying ASC 606 that required an adjustment to our retained earnings.

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

Utilizing the practical expedients and exemptions allowed under the modified retrospective method, ASC 606 was only applied to existing contracts (i.e. those for which we have remaining performance obligations) as of January 1, 2018, and new contracts entered into after January 1, 2018. ASC 606 was not applied to contracts that were completed prior to December 31, 2017. The adoption of ASC 606 had no impact on our financial position, results of operations or cash flows.

Note 5: Revenue Recognition

Disaggregation of revenue

We disaggregate revenue from contracts with customers by geographical areas and by product categories.

The following table provides information about disaggregated revenue by major geographical region:

	Six Months Ended June 30,
(in Millions)	2018	2017
North America	$42.3	$39.9
Latin America	1.0	1.1
Europe, Middle East & Africa	37.5	26.5
Asia Pacific	129.9	72.1

Total Revenue	$210.7	$139.6

The following table provides information about disaggregated revenue by major product category:

	Six Months Ended June 30,
(in Millions)	2018	2017
Lithium Hydroxide	$102.7	$51.9
Butyllithium	49.2	43.8
High Purity Lithium Metal and Other Specialty Products	33.3	29.3
Lithium Carbonate and Lithium Chloride	25.5	14.6

Total Revenue	$210.7	$139.6

Our lithium hydroxide and butyllithium products are developed and sold to global and regional customers in the electronic vehicle, polymer and specialty alloy metals market. Lithium hydroxide products are used in advanced batteries for hybrid electric, plug-in hybrid, and all-electric vehicles as well as other products that require portable energy storage such as smart phones, tablets, laptop computers, and military devices. Butyllithium products are primarily used as polymer initiators and in the synthesis of pharmaceuticals. High purity lithium metal and other specialty products include lithium phosphate, pharmaceutical-grade lithium carbonate, high purity lithium chloride and specialty organics. Additionally, we sell whatever Lithium carbonate and lithium chloride we do not use internally to our customers for various applications.

Sale of Goods

Revenue from product sales is recognized when (or as) we satisfy a performance obligation by transferring the promised goods to a customer, that is, when control of the good transfers to the customer. The customer is then invoiced at the agreed-upon price with payment terms generally ranging from 30 to 90 days.

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

In determining when the control of goods is transferred, we typically assess, among other things, the transfer of risk and title and the shipping terms of the contract. The transfer of title and risk typically occurs either upon shipment to the customer or upon receipt by the customer. As such, we typically recognize revenue when goods are shipped based on the relevant incoterm for the product order, or in some regions, when delivery to the customer’s requested destination has occurred. When we perform shipping and handling activities after the transfer of control to the customer (e.g., when control transfers prior to delivery), they are considered fulfillment activities, and accordingly, the costs are accrued for when the related revenue is recognized. For FOB shipping point terms, revenue is recognized at the time of shipment since the customer gains control at this point in time.

We record amounts billed for shipping and handling fees as revenue. Costs incurred for shipping and handling are recorded as costs of sales. Amounts billed for sales and use taxes, value-added taxes, and certain excise and other specific transactional taxes imposed on revenue-producing transactions are presented on a net basis and excluded from revenue in the condensed combined statements of operations. We record a liability until remitted to the respective taxing authority.

Variable Considerations

As a part of our customary business practice, we may offer sales incentives to our customers, such as volume discounts or rebates. These variable considerations given can differ by product. For all such contracts that include any variable consideration, we estimate the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Although determining the transaction price requires significant judgment, we have significant historical experience with incentives provided to customers and estimating the expected consideration considering historical patterns of incentive payouts. These estimates are re-assessed each reporting period as required.

In addition to the variable considerations describe above, in rare instances, we may require our customers to meet certain volume thresholds within their contract term. The Company estimates what amount of variable consideration should be included in the transaction price at contract inception and continually reassesses this estimation each reporting period to determine situations when the minimum volume thresholds will not be met. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. In those circumstances, we apply the guidance on breakage and estimate the amount of the shortfall and recognize it over the remaining performance obligations in the contract.

Right of Return

We warrant to our customers that our products conform to mutually agreed product specifications. This offering is accounted for as a right of return and the transaction price is adjusted for an estimate of expected returns. Per our historical experience, returns due to nonconformity are very uncommon; as such our adjustment to transaction price for our estimate of expected return is not material.

Contract asset and contract liability balances

We satisfy our obligations by transferring goods and services in exchange for consideration from customers. The timing of performance sometimes differs from the timing the associated consideration is received from the customer, thus resulting in the recognition of a contract liability. We recognize a contract liability if the customer’s payment of consideration is received prior to completion of our related performance obligation.

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

The following tables present the opening and closing balances of our receivables, net of allowances and contract liabilities from contracts with customers.

(in Millions)	Balance as of December 31, 2017	Balance as of June 30, 2018	Increase (Decrease)
Receivables from contracts with customers, net of allowances	$122.7	$150.2	$27.5
Contract liabilities: Advance payments from customers	1.8	—	(1.8)

The amount of revenue recognized in the current period that was included in the opening contract liability balance is $1.8 million.

The balance of receivables from contracts with customers listed in the table above represents the current trade receivables, net of allowance for doubtful accounts. The allowance for receivables represents our best estimate of the probable losses associated with potential customer defaults. We determine the allowance based on historical experience, current collection trends, and external business factors such as economic factors, including regional bankruptcy rates, and political factors. There was no change in the allowance for doubtful accounts for current trade receivables in 2018.

Performance obligations

At contract inception, we assess the goods and services promised in our contracts with customers and identify a performance obligation for each promise to transfer a good or service (or bundle of goods or services) that is distinct. To identify the performance obligations, we consider all the goods or services promised in the contract, whether explicitly stated or implied based on customary business practices. Based on our evaluation, we have determined that our current contracts do not contain more than one single performance obligation. Revenue is recognized when (or as) the performance obligation is satisfied, which is when the customer obtains control of the good or service.

Periodically, we may enter into contracts with customers which require them to submit a forecast of non-binding purchase obligations to us. These forecasts are typically provided by the customer to us in good faith, and there are no penalties or obligations if the forecasts are not met. Accordingly, we have determined that these are optional purchases and do not represent material rights and are not considered as unsatisfied (or partially satisfied) performance obligations for the purposes of this disclosure.

Occasionally, we may enter into multi-year take or pay supply agreements with customers. The aggregate amount of revenue expected to be recognized related to these contracts’ performance obligations that are unsatisfied or partially satisfied is approximately $20 million for the remainder of 2018, $62 million in 2019, and $49 million in 2020. These approximate revenues do not include amounts of variable consideration attributable to contract renewals or contract contingencies. Based on our past experience with the customers under these arrangements, we expect to continue recognizing revenue in accordance with the contracts as we transfer control of the product to the customer (refer to the sales of goods section for our determination of transfer of control). However, in the case a shortfall of volume purchases occurs, we will recognize the amount payable by the customer over the remaining performance obligations in the contract.

Other arrangements

In rare instances, we have certain off-take arrangements that are exclusive to provide a counterparty a co-product that is non-lithium based. Compared to other goods provided by us, this arrangement does not represent a significant portion of sales each year. Payment terms for this arrangement is due within 30 days of the invoice date.

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

Practical Expedients and Exemptions

We have elected the following practical expedients following the adoption of ASC 606:

a.

Costs of obtaining a contract: We incur certain costs such as sales commissions which are incremental to obtaining the contract. We have taken the practical expedient of expensing such costs to obtain a contract, as and when they are incurred, as their expected amortization period is one year or less.

b.

Significant financing component: We elected not to adjust the promised amount of consideration for the effects of a significant financing component if we expect, at contract inception, that the period between the transfer of a promised good or service to a customer and when the customer pays for that good or service will be one year or less.

c.

Remaining performance obligations: We elected not to disclose the aggregate amount of the transaction price allocated to remaining performance obligations for our contracts that are one year or less, as the revenue is expected to be recognized within one year. Additionally, we have elected not to disclose information about variable considerations for remaining, wholly unsatisfied performance obligations for which the criteria in paragraph 606-10-32-40 have been met.

d.

Shipping and handling costs: We elected to account for shipping and handling activities that occur after the customer has obtained control of a good as fulfillment activities (i.e., an expense) rather than as a promised service.

e.

Measurement of transaction price: We have elected to exclude from the measurement of transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by us from a customer.

Note 6: Intangible Assets, Net

Our intangible assets consist of the following:

	June 30, 2018			December 31, 2017
(in Millions)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible assets subject to amortization
Patent	$0.3	$(0.2)	$0.1	$0.3	$(0.2)	$0.1

	$0.3	$(0.2)	$0.1	$0.3	$(0.2)	$0.1

Amortization expense for the six months ended June 30, 2018 and 2017 was less than $0.1 million.

The estimated pre-tax amortization expense for each of the five years ending December 31, 2019 to 2023 is less than $0.1 million.

Note 7: Restructuring and Other Charges

The following table shows total restructuring and other charges included in the condensed combined statements of operations:

	Six Months Ended June 30,
(in Millions)	2018	2017
Restructuring charges and asset disposals	$2.1	$2.9
Other charges	0.2	0.2

Total restructuring and other charges	$2.3	$3.1

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

In 2017, we began restructuring efforts at the manufacturing site located in Bessemer City, North Carolina. The objective of this restructuring plan was to optimize both the assets and cost structure by reducing certain production lines at the plant. The restructuring decision resulted primarily in shutdown costs which are reflected in the table below.

Restructuring charges and asset disposals

	Restructuring Charges
(in Millions)	Severance and Employee Benefits (1)	Other Charges (2)	Asset Disposal Charges (3)	Total
Bessemer City restructuring	$—	$1.9	$0.2	$2.1

Six months ended June 30, 2018	$—	$1.9	$0.2	$2.1

Bessemer City restructuring	$—	$0.5	$2.2	$2.7
Other items	—	0.2	—	0.2

Six months ended June 30, 2017	$—	$0.7	$2.2	$2.9

(1)	Represents severance and employee benefit charges.
(2)	Primarily represents costs associated with demolition and other miscellaneous exit costs.
(3)	Primarily represents fixed asset write-offs, which were or are to be abandoned.

Roll forward of restructuring reserves

The following table shows a roll forward of restructuring reserves that will result in cash spending. These amounts exclude asset retirement obligations.

(in Millions)	Balance at 12/31/16	Change in reserves	Cash payments	Other	Balance at 12/31/17 (1)	Change in reserves (2)	Cash payments	Other	Balance at 6/30/18 (1)
Lithium restructuring	$0.3	$3.8	$(0.9)	$(0.3)	$2.9	$1.9	$(0.6)	$0.1	$4.3

Total	$0.3	$3.8	$(0.9)	$(0.3)	$2.9	$1.9	$(0.6)	$0.1	$4.3

(1)	Included in “Accrued and other current liabilities” on the condensed combined balance sheets.
(2)	Primarily related to facility shutdowns and other miscellaneous exit costs.

Other charges

	Six Months Ended June 30,
(in Millions)	2018	2017
Environmental charges	$0.2	$0.2

Other charges	$0.2	$0.2

Environmental charges

Environmental charges represent charges associated with environmental remediation with respect to certain discontinued products. The Lithium Business has one environmental remediation site in Bessemer City, North Carolina. The charges associated with the cost of remediation for the six months ended June 30, 2018 and 2017 are $0.2 million and $0.2 million, respectively.

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

Note 8: Inventories, Net

(in Millions)	June 30, 2018	December 31, 2017
Finished goods	$3.7	$4.0
Semi-finished goods	36.4	34.3
Raw materials, supplies and other	13.2	12.2

FIFO inventory	$53.3	$50.5
Less: Excess of FIFO cost over LIFO cost	(0.9)	(0.9)

Inventories, net	$52.4	$49.6

Note 9: Environmental Obligations

We are subject to various federal, state, local and foreign environmental laws and regulations that govern emissions of air pollutants, discharges of water pollutants, and the manufacture, storage, handling and disposal of hazardous substances, hazardous wastes and other toxic materials and remediation of contaminated sites. We are also subject to liabilities arising under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state laws that impose responsibility on persons who arranged for the disposal of hazardous substances, and on current and previous owners and operators of a facility for the clean-up of hazardous substances released from the facility into the environment. We are also subject to liabilities under the Resource Conservation and Recovery Act (“RCRA”) and analogous state laws that require owners and operators of facilities that have treated, stored or disposed of hazardous waste pursuant to a RCRA permit to follow certain waste management practices and to clean up releases of hazardous substances into the environment associated with past or present practices.

Environmental liabilities consist of obligations relating to waste handling and the remediation and/or study of sites at which we are alleged to have released or disposed of hazardous substances. As of the periods presented, the Bessemer City site located in North Carolina is the only site for which we have a reserve. We have provided reserves for potential environmental obligations that we consider probable and for which a reasonable estimate of the obligation can be made. Accordingly, total reserves of $6.5 million and $6.4 million existed at June 30, 2018 and December 31, 2017, respectively, a portion of which is included in “Accrued and other current liabilities” on the condensed combined balance sheets.

Although potential environmental remediation expenditures in excess of the reserves and estimated loss contingencies could be significant, the impact on our future combined financial results is not subject to reasonable estimation due to numerous uncertainties concerning the nature and scope of possible contamination, identification of remediation alternatives under constantly changing requirements, selection of new and diverse clean-up technologies to meet compliance standards, and the timing of potential expenditures. The liabilities arising from potential environmental obligations that have not been reserved for at this time may be material to any one quarter’s or year’s results of operations in the future. However, we believe any liability arising from such potential environmental obligations is not likely to have a material adverse effect on our liquidity or financial condition as it may be satisfied over many years.

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

The table below is a roll forward of our total environmental reserves from December 31, 2016 to June 30, 2018.

(in Millions)	Total
Total environmental reserves at December 31, 2016	$6.3

2017
Provision	0.4
Spending	(0.3)

Net change	$0.1

Total environmental reserves at December 31, 2017	$6.4
2018
Provision	0.2
Spending	(0.1)

Net change	$0.1

Total environmental reserves at June 30, 2018	$6.5

Environmental reserves, current (1)	$0.5
Environmental reserves, long-term (2)	6.0

Total environmental reserves	$6.5

(1)	These amounts are included within “Accrued and other current liabilities” on the condensed combined balance sheets.
(2)	These amounts are included in “Environmental liabilities” on the condensed combined balance sheets.

Note 10: Property, Plant and Equipment, Net

(in Millions)	June 30, 2018	December 31, 2017
Property, plant and equipment	$422.7	$407.2
Accumulated depreciation	(187.4)	(186.5)

Property, plant and equipment, net	$235.3	$220.7

Note 11: Income Taxes

Taxable income and/or loss generated by our U.S. operations have been included in the U.S. consolidated federal and state income tax returns of FMC Corporation with all income tax payments made by the Parent to the taxing authorities. The majority of the accrued U.S. federal, state, and foreign income tax balances are treated as settled with FMC as of the end of each year. Therefore, they are included in “Net parent investment” in the condensed combined balance sheets. FMC has allocated income taxes to the Lithium business in the accompanying condensed combined financial statements as if we were held in a separate corporation which filed separate income tax returns. FMC believes the assumptions underlying the allocation of income taxes on a separate return basis are reasonable. However, the amounts allocated for income taxes in the accompanying condensed combined financial statements are not necessarily indicative of the actual amount of income taxes that would have been recorded had we been held within a separate stand-alone entity.

We determine our interim tax provision using an Estimated Annual Effective Tax Rate methodology (“EAETR”) in accordance with U.S. GAAP. The EAETR is applied to the year-to-date ordinary income, exclusive of discrete items. The tax effects of discrete items are then included to arrive at the total reported interim tax provision.

The determination of the EAETR is based upon a number of estimates, including the estimated annual pretax ordinary income in each tax jurisdiction in which we operate. As our projections of ordinary income change

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

throughout the year, the EAETR will change period-to-period. The tax effects of discrete items are recognized in the tax provision in the period they occur in accordance with U.S. GAAP. Depending on various factors, such as the item’s significance in relation to total income and the rate of tax applicable in the jurisdiction to which it relates, discrete items in any quarter can materially impact the reported effective tax rate. As a global enterprise, our tax expense can be impacted by changes in tax rates or laws, the finalization of tax audits and reviews, as well as other factors. As a result, there can be significant volatility in interim tax provisions.

The below chart provides a reconciliation between our reported effective tax rate and the EAETR of our continuing operations.

	Six Months Ended June 30,
	2018			2017
(in Millions)	Before Tax	Tax	Effective Tax Rate %	Before Tax	Tax	Effective Tax Rate %
Continuing operations	$83.4	$13.2	15.8%	$36.1	$8.5	23.5%
Discrete items:
Currency remeasurement (1)	2.7	0.4		(0.2)	(0.2)
Other discrete items (2)	2.0	0.4		3.1	1.1
Tax only discrete items (3)	—	5.0		—	0.4

Total discrete items	$4.7	$5.8		$2.9	$1.3

Continuing operations, before discrete items	$88.1	$19.0		$39.0	$9.8

Estimated Annualized Effective Tax Rate (EAETR) (4)			21.6%			25.1%

(1)

Represents transaction gains or losses for currency remeasurement offset by associated hedge gains or losses, which are accounted for discretely in accordance with U.S. GAAP. Certain transaction gains or losses for currency remeasurement are not taxable, while offsetting hedge gains or losses are taxable.

(2)

During the six months ended June 30, 2018, other discrete items were materially comprised of $2.0 million of other miscellaneous restructuring charges, comprised primarily of asset disposal charges within the Lithium business as a result of restructuring our operations at the manufacturing site located in Bessemer City, North Carolina.

(3)

For the six months ended June 30, 2018 and 2017 , tax only discrete items are comprised of the tax effect of currency remeasurement associated with foreign statutory operations, changes in realizability of certain deferred tax assets, changes in uncertain tax liabilities and related interest, excess tax benefits associated with share-based compensation, and changes in prior year estimates of subsidiary tax liabilities.

(4)

The primary drivers for the decrease in the second quarter effective tax rate for 2018 as compared to 2017 are shown in the table above. The remaining change was due to the change in mix of earnings in lower taxing jurisdictions, a reduced tax rate for earnings in the US, offset with the effect of the global intangible low-taxed income (GILTI) provisions of the Act.

Tax Cuts and Jobs Act of 2017

On December 22, 2017, the Tax Cuts and Jobs Act (“the Act”) was enacted in the United States. Effective January 1, 2018, the Act, among other things, reduces the U.S. federal corporate tax rate from 35% to 21%, creates new provisions related to foreign source earnings, and eliminates the deduction for domestic production activities. As a result, a tax benefit in the amount of $1.3 million was recorded for the remeasurement of the Lithium business U.S. deferred tax balances as of December 31, 2017. The Act also requires companies to pay a one-time transition tax on the cumulative earnings and profits of certain foreign subsidiaries that were previously not repatriated and therefore not taxed for U.S. income tax purposes. Taxes due on the one-time transition tax are payable as of December 31, 2017 and may be paid to the tax authority over eight years. The transition tax expense of $12.4 million was recorded based on post-1986 earnings and profits (“E&P”) allocated to the Lithium business. This liability is recorded consistent with current U.S. accrued income tax payable and will be settled with FMC Corporation. As a result, this liability is included in FMC’s “Net parent investment” in the condensed combined balance sheets.

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

In December 2017, the SEC issued Staff Accounting Bulletin No. 118 (“SAB 118”), which addresses situations where the accounting is incomplete for the income tax effects of the Act. SAB 118 directs taxpayers to consider the impact of the Act as “provisional” when the company does not have the necessary information available, prepared or analyzed (including computations) to finalize the accounting for the change in tax law. Companies are provided a measurement period of up to one year to obtain, prepare, and analyze information necessary to finalize the accounting for provisional amounts or amounts that cannot be estimated as of December 31, 2017. We will continue to refine our calculations as additional analysis is completed related to the Act. Additional information that may affect our provisional amounts would include further clarification and guidance on how the IRS will implement tax reform, including guidance with respect to executive compensation and transition tax, further clarification and guidance on how state taxing authorities will implement tax reform and the related effect on our state income tax returns, completion of the FMC 2017 tax return filings, and the potential for additional guidance from the SEC or the FASB related to tax reform. The accounting is expected to be complete when the 2017 U.S. corporate income tax return is filed in 2018.

For the six months ended June 30, 2018, we have not adjusted our provisional amounts from year end 2017 and will finalize in the fourth quarter of 2018.

Note 12: Pension and Other Postretirement Benefits

Certain of our employees, who continue to be employees of FMC until consummation of the Separation described in Note 1, participate in certain funded defined benefit pension and other domestic postretirement plans sponsored by FMC (the “Benefit Plans”), which include participants from FMC’s other business. FMC has one defined benefit pension plan specifically designated for Lithium Business employees that was terminated in 2017. Refer to the U.K. Plan discussion below. The majority of qualifying employees participate in the FMC-sponsored pension plans that are accounted for by the Lithium Business as multi-employer plans are not included within the condensed combined balance sheets.

For the six months ended June 30, 2018, we recorded net annual periodic pension costs of $0.9 million. For the six months ended June 30, 2017, we recorded net annual periodic pension benefit of $0.7 million. These include pension costs allocated through the Parent’s shared service cost allocation of $0.6 million for both the six months ended June 30, 2018 and 2017, respectively.

U.S. Plan

We did not record an asset or liability in the condensed combined balance sheets to recognize the funded status of the U.S. Plan. Instead, we recorded net periodic pension cost for the U.S. Plan. This net expense represents an approximation of our portion of the Parent’s net periodic pension cost of the U.S. Plan. The Lithium Business’ portion of the Parent’s net annual periodic pension cost was allocated based on Lithium Business employees’ relative participation in the plan.

U.K. Plan

In connection with the Separation, the U.K. Plan, which was a legal obligation of the Lithium United Kingdom legal entity, is included in the Lithium Business condensed combined financial statements up through the period of plan termination as described in the following sentences.

In 2016, FMC made a $20.7 million payment into our U.K. Plan in order to annuitize the remaining pension obligation. This action removed all future funding requirements for the U.K. Plan. In October 2017, FMC completed the buy-out of the annuity, completing the plan termination and relieving FMC of the pension liability for the U.K. Plan. The termination resulted in a settlement charge of $32.5 million recorded during the three months ended December 31, 2017.

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

The following table summarizes the components of net periodic benefit cost (income) related to the U.K. Plan:

	Six Months Ended June 30,
(in Millions)	2018	2017
Interest cost	$—	$0.3
Expected return on plan assets	—	(0.3)
Amortization of net actuarial and other loss	—	0.5

Net periodic benefit cost	$—	$0.5

As a result of the U.K. Plan termination as discussed above, there were no contributions made in 2018. Additionally, we did not make any voluntary contributions to the U.K. Plan during the six months ended June 30, 2017.

Note 13: Accumulated Other Comprehensive Loss

Summarized below is the roll forward of accumulated other comprehensive loss, net of tax.

(in Millions)	Foreign currency adjustments	Pension and other postretirement benefits (1)	Total
Accumulated other comprehensive loss, net of tax at December 31, 2016	$(50.3)	$(26.3)	$(76.6)

2017 Activity
Other comprehensive loss before reclassifications	2.7	(1.5)	$1.2
Amounts reclassified from accumulated other comprehensive income	—	0.4	0.4

Accumulated other comprehensive loss, net of tax at June 30, 2017	$(47.6)	$(27.4)	$(75.0)

Accumulated other comprehensive loss, net of tax at December 31, 2017	$(45.6)	$—	$(45.6)
2018 Activity
Other comprehensive loss before reclassifications	(1.2)	—	(1.2)
Amounts reclassified from accumulated other comprehensive income	—	—	—

Accumulated other comprehensive loss, net of tax at June 30, 2018	$(46.8)	$—	$(46.8)

(1)	See Note 12 for more information.

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

Reclassifications of accumulated other comprehensive loss

The table below provides details about the reclassifications from accumulated other comprehensive loss and the affected line items in the condensed combined statements of operations for each of the periods presented.

Details about Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss		Affected Line Item in the Condensed Combined Statements of Operations
	Six Months Ended June 30,
(in Millions)	2018	2017
Pension and other postretirement benefits:
Amortization of unrecognized net actuarial and other losses	$—	$(0.5)	Non-operating pension expense and settlement charges

Total before tax	$—	$(0.5)

	—	0.1	Provision for income taxes

Total reclassifications for the period	$—	$(0.4)	Amount included in net income

Note 14: Commitments and Contingencies

We have certain contingent liabilities arising in the ordinary course of business. Some of these contingencies are known but are so preliminary that the merits cannot be determined, or if more advanced, are not deemed material based on current knowledge; and some are unknown - for example, claims with respect to which we have no notice or claims which may arise in the future, resulting from products sold, guarantees or warranties made, or indemnities provided. Therefore, we are unable to develop a reasonable estimate of our potential exposure of loss for these contingencies, either individually or in the aggregate, at this time. Based on information currently available and established reserves, we have no reason to believe that the ultimate resolution of known contingencies will have a material adverse effect on the combined financial position, liquidity or results of operations. However, there can be no assurance that the outcome of these contingencies will be favorable, and adverse results in certain of these contingencies could have a material adverse effect on the combined financial position, results of operations in any one reporting period, or liquidity.

Note 15: Segment Information

Our operations are similar in geography, nature of products we provide, and type of customers we serve. As we earn substantially all of our revenues through the sale of lithium products we have concluded that we have one operating segment for reporting purposes. Refer to Note 5 for revenues by geographic area for the six months ended June 30, 2018 and 2017.

Countries with sales in excess of 10% of combined revenue in either period consisted of China, the U.S. and Japan. Sales for the six months ended June 30, 2018 for China, the U.S., and Japan totaled $68.3 million, $41.9 million, and $37.9 million, respectively. Sales for the six months ended June 30, 2017 for Japan and the U.S. totaled $42.6 million and $38.5 million, respectively.

For the six months ended June 30, 2018 one customer accounted for approximately 10% of total revenue while for the six months ended June 30, 2017 a separate customer accounted for approximately 15% of total revenue. Our ten largest customers accounted in aggregate for approximately 51% and 47% of our revenue for the six months ended June 30, 2018 and 2017, respectively. A loss to any material customer could have a material adverse effect on our business, financial condition and results of operations.

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

Note 16: Supplemental Information

The following table presents details of prepaid and other current assets and accrued and other liabilities as presented on the condensed combined balance sheets:

(in Millions)	June 30, 2018	December 31, 2017
Prepaid and other current assets
Argentina government receivable (1)	$9.9	$13.5
Tax related items including value added tax receivables	5.8	3.6
Other receivables	16.9	6.5
Prepaid expenses	0.3	8.3
Other current assets	1.8	0.7

Total	$34.7	$32.6

(in Millions)	June 30, 2018	December 31, 2017
Other assets
Argentina government receivable (1)	$39.8	$34.0
Advance to contract manufacturers	12.9	10.0
Capitalized software, net	1.9	2.2
Prepayment associated with long-term supply agreements	10.0	10.0
Tax related items	5.1	5.1
Other assets	4.7	5.6

Total	$74.4	$66.9

(1)

We have various subsidiaries that conduct business within Argentina. At June 30, 2018 and December 31, 2017, $39.1 million and $38.1 million, respectively, of outstanding receivables due from the Argentina government, which primarily represent export tax and export rebate receivables, were denominated in U.S. dollars. As with all outstanding receivable balances we continually review recoverability by analyzing historical experience, current collection trends and regional business and political factors among other factors.

(in Millions)	June 30, 2018	December 31, 2017
Accrued and other current liabilities
Restructuring reserves	$4.3	$2.9
Accrued payroll	6.9	7.9
Environmental reserves, current	0.5	0.5
Other accrued and other current liabilities	3.4	10.0

Total	$15.1	$21.3

(in Millions)	June 30, 2018	December 31, 2017
Other long-term liabilities
Asset retirement obligations	$0.2	$0.2
Contingencies related to uncertain tax positions	8.1	7.9
Self insurance reserves	1.8	1.7
Other long-term liabilities	1.0	0.9

Total	$11.1	$10.7

FMC Lithium

Notes to Condensed Combined Financial Statements (Unaudited) (Continued)

Note 17: Subsequent Events

We have evaluated all subsequent events for recognition and disclosure through August 27, 2018, the date at which the condensed combined financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the accompanying condensed combined financial statements.

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